Filed Pursuant to Rule 424(b)(4)
Registration No. 333-224404

Prospectus

11,000,000 Shares

Class A Common Stock

Carvana Co. is offering 6,600,000 shares of its Class A common stock, par value $0.001 per share. The selling stockholders are offering 4,400,000 shares of Carvana Co.’s Class A common stock. One of the selling stockholders has also granted the underwriters the option to purchase up to an additional 1,650,000 shares of Carvana Co.’s Class A common stock for a period of up to 30 days after the date of this prospectus. The selling stockholders include certain LLC Unitholders (as defined below) who will exchange their LLC Units (as defined below) for shares of Class A common stock to be sold in this offering and, to the extent such selling stockholder holds Class B common stock, retire a number of shares of Class B common stock equal to the number of shares of Class A common stock to be sold in this offering. See “Prospectus Summary—The Offering” and “Principal and Selling Stockholders.” We will not receive any proceeds from any sale of shares of Class A common stock by the selling stockholders.

Carvana Co’s. Class A common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CVNA.” The last reported sale price of our Class A common stock on the NYSE on April 25, 2018 was $29.26 per share.

Carvana Co. has two classes of common stock: Class A common stock and Class B common stock. Holders of the Class A common stock are entitled to one vote per share. Ernest Garcia, II, Ernie Garcia, III, and entities controlled by one or both of them (collectively, the “Garcia Parties”) are entitled to ten votes per share of Class B common stock they beneficially own, for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A common units (“Class A Units”) and Class B common units (“Class B Units” and together with the Class A Units (“LLC Units”)) of Carvana Group, LLC (“Carvana Group”) were exchanged for Class A common stock). All other holders of Class B common stock are each entitled to one vote per share. All holders of Class A and Class B common stock will vote together as a single class except as otherwise required by applicable law. Holders of the Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of Carvana Co.

Carvana Co. will contribute its net proceeds from this offering to its wholly owned subsidiary, Carvana Co. Sub LLC (“Carvana Sub”), that will in turn use such net proceeds to purchase newly-issued Class A Units in Carvana Group. The purchase price for the Class A Units will be equal to 0.8 times the public offering price of the shares of Class A common stock less the underwriting discounts and commissions referred to below. Carvana Group will use the net proceeds it receives in connection with this offering as described under “Use of Proceeds.” Upon completion of this offering, Carvana Co. will own, indirectly through Carvana Sub, 37,412,861 Class A Units representing a 21% economic interest in Carvana Group. Although Carvana Co. has an indirect minority economic interest in Carvana Group, Carvana Sub is the sole manager of Carvana Group and, through Carvana Group, operates and controls its business. The other owners of Carvana Group will hold the remaining 143,898,297 LLC Units representing a 79% economic interest in Carvana Group. LLC Units are, from time to time, exchangeable for shares of Class A common stock or, at our election, for cash. See “Organizational Structure — Exchange Agreement.” Carvana Co. is a holding company and its sole asset is the capital stock of Carvana Sub, whose only assets are equity interests in Carvana Group and Carvana, LLC. Immediately following this offering, the holders of Class A common stock will collectively own 100% of the economic interests in Carvana Co. and have 3% of the voting power of Carvana Co. The holders of our Class B common stock will have the remaining 97% of the voting power of Carvana Co.

Carvana Co. is an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, has elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$27.5000	$302,500,000
Underwriting discounts and commissions(1)	$ 1.2375	$ 13,612,500
Proceeds, before expenses, to Carvana Co.	$26.2625	$173,332,500
Proceeds, before expenses, to the selling stockholders	$26.2625	$115,555,000

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have the option to purchase up to an additional 1,650,000 shares of Class A common stock from one of the selling stockholders for a period of 30 days after the date of this prospectus.

The underwriters expect to deliver shares of Class A common stock against payment in New York, New York on April 30, 2018.

Wells Fargo Securities	Citigroup	Deutsche Bank Securities

Baird	William Blair	BMO Capital Markets	JMP Securities	Wedbush Securities

Prospectus dated April 25, 2018.

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the selling stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

BASIS OF PRESENTATION

In connection with the consummation of our initial public offering (the “IPO”), we effected certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions, including the IPO, which we refer to collectively as the ‘‘Organizational Transactions.’’ See ‘‘Organizational Structure’’ for a description of the Organizational Transactions and a diagram depicting our structure after giving effect to the Organizational Transactions, the IPO and this offering.

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Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business” and “our company” refer to and similar references refer to Carvana Co. and its consolidated subsidiaries, including Carvana Group.

We are a holding company and our sole asset is the capital stock of a wholly owned subsidiary, Carvana Sub, whose only assets are equity interests in Carvana Group and Carvana, LLC. Carvana Co. is the sole managing member of Carvana Sub, and Carvana Sub is the sole managing member of Carvana Group. Carvana Group is the predecessor of the issuer, Carvana Co., for financial reporting purposes. Carvana Co. became the reporting entity following the IPO.

The Organizational Transactions are considered transactions between entities under common control. As a result, the financial statements for periods prior to the IPO and Organizational Transactions have been adjusted to combine the previously separate entities for presentation purposes.

Throughout this prospectus, we provide a number of key operating metrics used by management, some of which are used by our competitors in the automotive retail industry, including retail units sold, number of markets, monthly unique visitors, inventory units available, average days to sale and total gross profit. We define retail units sold as the number of vehicles sold to customers in a given period, net of returns under our seven-day return policy. We define a market as a metropolitan area in which we have commenced local advertising and offer free home delivery to customers with a Carvana employee and branded delivery truck. We define a monthly unique visitor as an individual who has visited our website within a calendar month. We define inventory units available as the number of vehicles listed for sale on our website on the last day of a given reporting period. We define average days to sale as the average number of days between vehicle acquisition by us and delivery to a customer for all retail units sold in a period. However, this metric does not include any retail units that remain unsold at period end. We define total gross profit per unit as the aggregate gross profit in a given period divided by retail units sold in that period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our financial statements included in this prospectus are presented on a consolidated basis. Carvana Co. is a holding company that was formed as a Delaware corporation on November 29, 2016 for the purpose of completing the IPO and related transactions in order to operate the business of Carvana Group. Carvana Group was formed as an Arizona limited liability company by DriveTime Automotive Group, Inc. (together with its subsidiaries and affiliates other than us, “DriveTime”) and commenced operations in 2012. Prior to November 1, 2014, we were a wholly owned subsidiary of DriveTime. On November 1, 2014, DriveTime distributed the units of Carvana, LLC to its unitholders on a pro-rata basis (the “Spinoff”). Following the Spinoff, the unitholders of DriveTime contributed the Carvana, LLC units to Carvana Group. We have accounted for the distribution as a spinoff transaction in accordance with applicable U.S. generally accepted accounting principles and have reflected assets and liabilities before and after November 1, 2014 at their historical basis.

Prior to November 1, 2014, our historical consolidated financial statements included expense allocations related to certain functions provided by DriveTime, including, but not limited to, general corporate expenses related to accounting and finance, human resources, payroll and benefits, equipment, corporate communications, software and production. These expenses have been allocated to us based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis determined by management. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of the services provided to, or the benefit received by, us for all periods presented prior to November 1, 2014. The allocations may not, however, reflect the expenses we would have incurred as an independent company for the periods presented prior to November 1, 2014. Actual costs that may have been incurred if we had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. We are unable to determine the amount of costs that would have been incurred had we been independent.

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MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. The independent industry publications used in this prospectus were not prepared on our behalf. While we are not aware of any misstatements regarding any information presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Forward-Looking Statements” and “Risk Factors.”

References in this prospectus to “DealerSocket 2016” refer to the DealerSocket 2016 Independent Dealership Action Report.

TRADEMARKS AND TRADENAMES

This prospectus includes our trademarks and service marks, “Carvana,” “Carvana Certified,” “CarvanaCare” and “Cardian Angel,” which are protected under applicable intellectual property laws and are the property of the issuer or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, such as “Amazon,” “Google,” “Vroom” and “Shift” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock . For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.” Unless otherwise stated, this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Our Company

Carvana is a leading eCommerce platform for buying used cars. We are transforming the used car buying experience by giving consumers what they want – a wide selection, great value and quality, transparent pricing and a simple, no pressure transaction. Each element of our business, from inventory procurement to fulfillment and overall ease of the online transaction, has been built for this singular purpose.

We provide a refreshingly different and convenient car buying experience that can save buyers time and money. On our platform, consumers can research and identify a vehicle, inspect it using our proprietary 360-degree vehicle imaging technology, obtain financing and warranty coverage, purchase the vehicle and schedule delivery or pick-up, all from their desktop or mobile devices. Our transaction technologies and online platform transform a traditionally time consuming process by allowing customers to secure financing, complete a purchase and schedule delivery online in as little as 10 minutes.

Our technology and infrastructure allow us to seamlessly and cost efficiently deliver this car buying experience to our customers. We use proprietary algorithms to optimize our nationally pooled inventory of over 9,500 vehicles as of December 31, 2017, inspect and recondition our vehicles based on our “Carvana Certified” 150-point inspection process and operate our own logistics network to deliver cars directly to customers as soon as the next day. Customers in certain markets also have the option to pick up their vehicle at one of our proprietary vending machines, which provides an exciting pick-up experience for the customer while decreasing our variable costs, increasing scalability and building brand awareness.

From the launch of our first market in January 2013 through December 31, 2017, we purchased, reconditioned, sold and delivered approximately 71,900 vehicles to customers through our website, generating $1.4 billion in revenue. Our sales have grown as we have added new markets and increased our market penetration in our current markets. As of December 31, 2017, our in-house distribution network services 44 metropolitan markets, and we plan to continue to expand our network into additional markets. Since we launched our first market in 2013, we have grown organically across the United States, adding two markets in 2014, six in 2015, 12 in 2016 and 23 in 2017.

Our revenues have grown from $130.4 million in 2015 to $365.1 million in 2016 and $858.9 million in 2017, representing a 135.2% increase over the $365.1 million in revenue that we generated for the year ended December 31, 2016. We continue to invest heavily in growth and generated a net loss of $164.3 million for the year ended December 31, 2017, compared to a net loss of $93.1 million for the year ended December 31, 2016.

Industry Background & Market Opportunity

The U.S. automotive industry generated approximately $1.2 trillion in sales in 2017, which comprised roughly 21% of the U.S. retail economy and made it the largest consumer retail market in the United States according to the U.S. Census Bureau. Edmunds.com estimates the U.S. used vehicle sales market at over $739 billion in 2016, representing approximately 38.5 million used vehicle transactions at an average sales price of $19,189.

The used car retail industry is highly fragmented. There are approximately 43,000 used car dealerships in the U.S. according to Borrell Associates’ 2017 Outlook. The largest dealer brand commands approximately 1.7% of the U.S. market and the top 100 used car retailers collectively hold approximately 7.0% market share, according to Edmunds.com, publicly-listed dealership filings and Automotive News.

Consumers in this large and fragmented market have a distinct set of expectations that are challenging for traditional used car retailers to address.

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Wide selection.    Traditional used auto retailers are limited by staging capacity and anticipated local demand; and they generally lack the logistical capabilities to source vehicles from other locations quickly and cost-effectively.

•	Value. Traditional used car retailers have high overhead costs and must pass these costs on to their customers.

•	Confidence in quality. Traditional used auto retailers may lack the scale and expertise to consistently purchase high quality vehicles and uniformly recondition them.

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Control and no pressure.    According to DealerSocket 2016, 81% of North American consumers do not enjoy the car buying process, and U.S. car salespeople are among the least trusted professionals according to a 2016 Gallup poll.

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Fast, simple purchasing process.    Buying a car at a traditional auto dealership is often a multi-part transaction including vehicle purchase, trade-in, financing and complementary products, and requires over three hours on average, according to the 2016 Car Buyer Journey report from Autotrader.

Historically, consumers have discovered vehicles for sale through local print and broadcast media as well as word of mouth, and would go to dealerships to educate themselves on potential purchases. However, 97% of customer vehicle purchases involve online research, according to the Cars Online 2014 report from Capgemini, and the typical used car buyer spends approximately nine hours researching a prospective car purchase online, according to the 2016 Car Buyer Journey report from Autotrader.

As eCommerce has become more established, reaching 10.5% of total retail sales in the U.S. in the fourth quarter of 2017 according to the U.S. Census Bureau, consumers have become more comfortable buying taste-driven, higher-priced products such as consumer electronics and home furnishings online. Similarly, auto consumers are interested in eCommerce solutions for their car purchasing needs — 80% of U.S. car buyers would consider completing their entire car purchase online if given the opportunity, according to Capgemini’s 2017 Cars Online Trend Study.

Carvana’s Solution

In response to these evolving consumer needs, we built Carvana to provide a no pressure, no haggle experience with flexible and fast transactions. We aim to deliver the best selection, best value and best experience for used car buyers.

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The Best Selection.    As of December 31, 2017, we offer all customers a nationally pooled inventory of over 9,500 high-quality used vehicles. We evaluate all of the vehicles that we own and offer for sale using our 150-point “Carvana Certified” inspection process, which we are able to perform at scale across our network of inspection and reconditioning centers (“IRCs”). We use proprietary algorithms to optimize our inventory acquisition based on extensive used vehicle market and customer behavior data. Furthermore, our nationally pooled inventory system maximizes the breadth of vehicle selection for our customers in any given location. This results in a higher likelihood that customers are able to find the make, model, year and color combination that they desire. In contrast, traditional dealerships are limited in range of selection because they typically optimize a local inventory of a few hundred vehicles at each dealership location, even if they own thousands of vehicles across multiple distributed locations.

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The Best Value.    Our proprietary technology and vertically-integrated business model allow us to enjoy a significantly lower variable cost structure versus traditional dealerships and provide substantial value to our customers. We do not require a network of brick-and-mortar dealerships staffed with sales personnel; instead, we utilize both an in-house logistics network and proprietary vending machines to facilitate trade-ins and vehicle delivery. Additionally, we believe our pooled inventory approach will result in lower average days to sale, which we expect will help improve margins due to decreased vehicle depreciation resulting in higher unit selling price. Furthermore, we are able to provide personalized and highly-transparent financing terms based on basic customer information that results in faster transaction times, clear lending terms and competitive interest rates.

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The Best Experience.    We aim to provide the best car buying experience available for our customers through a fully-integrated, convenient online shopping experience. Our proprietary 360-degree vehicle imaging technology provides transparency by allowing customers to view vehicle features and imperfections. We also provide automated trade-in valuations, automated financing, GAP waiver coverage and vehicle service contracts (“VSCs”). Customers can easily select among various pricing and pre-approved financing terms and receive approval in seconds. We offer a premium fulfillment experience with pick-up and delivery options available, including pick-up at our vending machines in some markets. Our in-house customer advocates are available to answer customer questions that arise throughout the process. Finally, we offer seven-day return and 100-day warranty policies with every car we sell.

We believe that our customers value the ease of use and transparency of our platform. They have responded favorably to our solution, as illustrated by the ratings we receive. Our customers rated us an average of 4.7 out of 5.0 as of December 31, 2017, and 95% of them said they would recommend us to a friend when responding to over 13,000 satisfaction surveys we solicited from our inception through December 31, 2017. These positive reactions create opportunities for repeat customers and a strong referral network.

Strengths & Competitive Advantages

Our business model is disrupting the traditional used vehicle sales model. Our primary goal is to rapidly scale vehicle unit sales by focusing on delivering an unparalleled customer experience. Since our inception in 2012, we have been developing and leveraging the following key strengths of our robust platform, which we believe provide significant competitive advantages.

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Purpose-built vertically-integrated eCommerce platform.    Our platform combines a comprehensive online sales experience with a vertically-integrated supply chain, which gives us control of all critical operations and transaction elements and facilitates a fast, simple and consistent user experience.

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Differentiated shopping experience.    We have developed technology that makes the online vehicle purchasing process intuitive, transparent and fun. We believe this technology, coupled with our certification process and seven-day return policy, generates the confidence and trust in our platform needed to buy a car online.

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Proprietary financing technology.    Our differentiated financing solutions allow customers to choose their preferred financing from thousands of pre-approved down payment and monthly payment combinations and enable us to generate automotive finance receivables that we typically sell to third party financing partners at a premium.

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Efficient logistics network and attractive fulfillment experience.    Our proprietary logistics software, in-house delivery network and multi-story glass tower vending machines differentiate us from competitors by allowing us to predictably and efficiently transport cars while providing customers a distinctive fulfillment experience.

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Scaled used vehicle infrastructure.    We currently leverage a network of four IRCs and supporting software for our vehicle reconditioning and logistics activities that required significant investment in time and capital to develop.

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Scale driving powerful network effects.    Our logistics capabilities allow us to offer every car in our inventory to customers across all of our markets. As we add markets, we expect to increase overall demand, which would enable us to carry a larger inventory.

Our Growth Strategies

The foundation of our business is retail vehicle unit sales. This drives the majority of our revenue and allows us to capture additional revenue streams associated with financing, VSCs and GAP waiver coverage, as well as trade-in vehicles. As we mature, we believe we will continue to improve conversion on these revenues and expand our offering of complementary products. However, all of these additional revenue opportunities are derived from retail vehicle unit sales and as a result, our growth strategies are primarily focused on this metric.

Our ability to generate vehicle sales is a function of the number of markets we operate in, our penetration in those markets and our ability to build and maintain our brand by offering great value, transparency and outstanding customer service. We plan to continue growing our vehicle unit sales, number of markets, market penetration and complementary product revenues while enhancing competitive positioning by executing the following key elements of our growth strategy:

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Increase sales through further penetration of our existing markets.    We believe that our markets are at an early stage of growth when measured by market penetration. We plan to continue marketing and actively building our brand in existing markets by improving our operations, opening additional vending machines, increasing our inventory size and growing brand awareness.

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Continue to enter key geographic markets.    We believe there is a substantial opportunity to utilize our capital-light expansion model and proven go-to-market strategy to enter additional markets by expanding our existing logistics network and advertising in those markets.

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Continue to innovate and extend our technology leadership.    We believe that the complexity of the automotive retail transaction provides substantial opportunity for technology investment and that our leadership and continued growth will enable us to responsibly invest in further separating ourselves from our competitors’ offerings.

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Develop broad consumer awareness of our brand.    We intend to attract new customers through advertising, public relations, and customer referrals. We also plan to build vending machines in additional markets to capitalize on word of mouth publicity in building our brand awareness.

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Develop new products.    We plan to leverage our existing eCommerce and logistics infrastructure to increase monetization opportunities by introducing new complementary products and services. The car purchasing and ownership cycle provides many opportunities to add value for our customers and our technology expertise and process automation position us well to provide these services in unique and differentiated ways.

Risks Associated with Our Business

There are a number of risks related to our business, this offering and our Class A common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•	our history of losses and ability to achieve or maintain profitability in the future;

•	our ability to effectively manage our rapid growth;

•	our limited operating history;

•	our ability to maintain a reputation of integrity and to otherwise maintain and enhance our customer service quality and brand;

•	the seasonal and other fluctuations in our quarterly operating results;

•	our relationship with DriveTime;

•	our management’s accounting judgments and estimates;

•	the highly competitive industry in which we participate;

•	the changes in prices of new and used vehicles; and

•	the Garcia Parties’ control over the outcome of matters requiring stockholder approval, including the election of directors.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our Class A common stock.

Recent Unaudited Operating Results

Set forth below are certain preliminary estimates of our operating results for the three months ended March 31, 2018 compared to our actual operating results for the three months ended March 31, 2017. We have not yet finalized our operating results for the three months ended March 31, 2018, and our consolidated statements of operations and related notes as of and for the three months ended March 31, 2018 are not expected to be available until after this offering is completed. Consequently, our final operating results for the three months ended March 31, 2018 will not be available to you prior to your investing in this offering. We may identify items that would require us to make adjustments to our preliminary estimates of our operating results set forth below during our financial statement preparation process. See “Forward-Looking Statements.”

The preliminary financial data included below has been prepared by, and is the responsibility of, our management. Our independent auditors have not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial data. Accordingly, our independent auditors express no opinion or any other form of assurance with respect thereto. These preliminary operating results are not a comprehensive statement of our financial results as of and for the three months ended March 31, 2018, and should not be viewed as a substitute for full consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

We are providing the following preliminary estimates of our operating results for the three months ended March 31, 2018:

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For the three months ended March 31, 2018, we expect retail units sold to be approximately 18,450 units, as compared to 8,334 retail units sold for the three months ended March 31, 2017. This increase in retail units sold was driven in part by increased penetration in existing markets, as well as our business participating in 56 markets as of March 31, 2018 from 23 markets as of March 31, 2017.

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For the three months ended March 31, 2018, we expect total net sales and operating revenues to be approximately $360 million, as compared to total net sales and operating revenues of $159.1 million for the three months ended March 31, 2017. The increase in total net sales and operating revenues was primarily the result of the increase in retail units sold.

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For the three months ended March 31, 2018, we expect cost of sales to be approximately $326 million, as compared to cost of sales of $149.3 million for the three months ended March 31, 2017. The increase in cost of sales was primarily the result of the increase in retail units sold.

•	For the three months ended March 31, 2018, we expect gross profit to be approximately $34 million, as compared to gross profit of $9.7 million for the three months ended March 31, 2017.

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For the three months ended March 31, 2018, we expect total gross profit per unit to be approximately $1,850, as compared to total gross profit per unit of $1,169 for the three months ended March 31, 2017. The increase in total gross profit per unit is primarily due to higher retail gross profit per unit, which was mostly driven by lower average days to sale, and an increase in other gross profit primarily generated from higher premiums on loans sold as well as sales of GAP waiver coverage, which we began offering customers in certain markets in the second quarter of 2017.

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For the three months ended March 31, 2018, we expect selling, general and administrative expenses to be approximately $83 million, including $4.6 million of depreciation and amortization expense, as compared to selling, general and administrative expenses of $45.9 million, including $2.1 million of depreciation and amortization expense, for the three months ended March 31, 2017. The increase in selling, general and administrative expenses is primarily a result of our expansion to additional markets and includes increased advertising and compensation expense associated with our new markets and additional headcount.

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For the three months ended March 31, 2018, we expect interest expense to be approximately $3.5 million, as compared to interest expense of $2.1 million for the three months ended March 31, 2017. The increase in interest expense is primarily due to increased borrowings under our Floor Plan Facility year over year to expand the inventory available to customers and long-term debt we incurred in 2017 to finance certain property and equipment.

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For the three months ended March 31, 2018, we expect net loss to be approximately $53 million, as compared to net loss of $38.4 million for the three months ended March 31, 2017 and net loss margin to be (14.7%) for the three months ended March 31, 2018, as compared to net loss margin of (24.2%) for the three months ended March 31, 2017. The increase in net loss is primarily due to an increase in selling, general and administrative expenses partially offset by an increase in gross profit, each as described above.

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For the three months ended March 31, 2018, we expect EBITDA to be approximately $(45) million, as compared to EBITDA of $(34.3) million for the three months ended March 31, 2017 and EBITDA margin to be (12.5%) for the three months ended March 31, 2018, as compared to EBITDA margin of (21.6%) for the three months ended March 31, 2017. The improvement in EBITDA margin is primarily due to increased scale and improved operating leverage.

A reconciliation of EBITDA to net loss, the most directly comparable GAAP measure, and the calculation of EBITDA margin are as follows:

	Actual	Estimated
	Three Months Ended March 31,
	2017	2018
	(in thousands)
Net loss	$(38,439)	$(53,000)
Depreciation and amortization expense………….	2,061	4,600
Interest expense	2,059	3,500

EBITDA	$(34,319)	$(44,900)

Total revenues	$159,073	$360,000

EBITDA Margin	(21.6%)	(12.5%)

For more information about our non-GAAP supplemental measures of operating performance see “Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

Recent Acquisition

On April 12, 2018, Carvana Group acquired Car360, Inc., a provider of app-based photo capture technology (the “Acquisition”). Carvana Group paid approximately $6.7 million in cash, subject to certain post-closing adjustments based on expenses and working capital, and issued 930,047 new Class A Units to the former stockholders of Car360 (which are exchangeable for 744,037 shares of Class A common stock).

General Corporate Information

Carvana Co. was incorporated as a Delaware corporation on November 29, 2016 in anticipation of our IPO. Our corporate headquarters are located at 1930 W. Rio Salado Pkwy, Tempe, AZ 85281. Our telephone number is (602) 852-6604. Our website address is www.carvana.com. The information on, or accessible through, our website is not deemed to be part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of December 31, 2022, the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We chose to “opt out” of this provision at the time of our IPO and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Ownership and Organizational Structure

We are a holding company and our sole asset is the capital stock of a wholly owned subsidiary, Carvana Sub, whose only assets are its equity interests in Carvana Group and Carvana, LLC. We operate and control all of the business and affairs and consolidate the financial results of Carvana Group. See “Organizational Structure” for a complete description of the Organizational Transactions.

In connection with the Organizational Transactions:

•

We amended and restated Carvana Group’s existing operating agreement (the “LLC Operating Agreement”) to, among other things, (i) provide for LLC Units consisting of two classes of common ownership interests in Carvana Group (Class B Units held by certain employees and consultants subject to vesting and a participation threshold, and Class A Units held by the other Carvana Group owners, including the Garcia Parties and Carvana Sub), and (ii) appoint our wholly owned subsidiary, Carvana Sub, as the sole manager of Carvana Group. See “Organizational Structure — Amended and Restated Operating Agreement of Carvana Group.”

•

We and our wholly owned subsidiary, Carvana Sub, entered into an exchange agreement with the holders of LLC Units (the “LLC Unitholders”) pursuant to which the LLC Unitholders (other than Carvana Sub) will be entitled to exchange LLC Units, together with shares of Class B common stock in the case of Class A Units, for a number of shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash. See “Organizational Structure — Exchange Agreement.”

•

We entered into a tax receivable agreement (the “Tax Receivable Agreement”) with LLC Unitholders that will provide for the payment by Carvana Co. to LLC Unitholders of 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income taxes we actually realize (or, under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share as a result of purchases of LLC Units from LLC Unitholders (other than Carvana Sub) by Carvana Sub and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Organizational Structure — Tax Receivable Agreement.”

The net proceeds to us from the sale of our Class A common stock in this offering, after deducting underwriting discounts and commissions but before deducting estimated expenses payable by us, will be approximately $173.3 million. We will contribute such net proceeds to our wholly owned subsidiary,

Carvana Sub, that will in turn use such net proceeds to acquire 8,250,000 newly-issued Class A Units in Carvana Group at a purchase price per Class A Unit based on the public offering price of $27.50 per share less underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering.

In turn, Carvana Group intends to use the remaining proceeds for general corporate purposes. See “Use of Proceeds.”

The following diagram depicts our structure upon the completion of this offering and the use of proceeds therefrom. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)	Upon completion of this offering, the Garcia Parties will collectively control approximately 96% of the voting interest in us (or approximately 95% if the underwriters exercise their option to purchase additional shares in full). The remaining LLC Unitholders will collectively control approximately 2% of the voting interest in us. See “Principal and Selling Stockholders” for additional information about the other LLC Unitholders that will beneficially own more than 5% of our outstanding shares of Class B common stock following the completion of this offering.

(2)	Shares of Class A common stock and Class B common stock vote as a single class. Each outstanding share of Class A common stock is entitled to one vote on all matters to be voted on by stockholders generally. The shares of Class B common stock have no economic rights. Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units and Class B Units were exchanged for Class A common stock). All other shares of our Class B common stock entitle their holder to one vote per share on all matters to be voted on by stockholders generally. In accordance with the Exchange Agreement entered into in connection with the Organizational Transactions, LLC Unitholders are entitled to exchange LLC Units, together with shares of Class B common stock in the case of Class A Units, for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash.

(3)	Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have 3% of the voting power in Carvana Co., (ii) the holders of Class B common stock will have 97% of the voting power of Carvana Co., (iii) the LLC Units held by the remaining LLC Unitholders will constitute 78% of the outstanding LLC Units in Carvana Group, and (iv) Carvana Co. will own, indirectly through its wholly owned subsidiary, Carvana Sub, 22% of the outstanding LLC Units in Carvana Group.

(4)	On December 5, 2017, we sold 100,000 shares of Class A Convertible Preferred Stock for a purchase price of $100.0 million and net proceeds of approximately $98.5 million. The Convertible Preferred Stock has a par value of $0.01 per share and a liquidation value of $1,000 per share. See “Description of Capital Stock—Preferred Stock—Class A Convertible Preferred Stock.”

Our corporate structure is commonly referred to as an “Up-C” structure, which is commonly used by entities treated as partnerships for U.S. federal income tax purposes when they undertake an initial public offering of their business. Our Up-C structure allows the pre-IPO owners of Carvana Group to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for income tax purposes following the IPO. One of these benefits is that future taxable income of Carvana Group that is allocated to such owners will generally be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the LLC Units that the pre-IPO owners will continue to hold are exchangeable for shares of our Class A common stock or, at our option, for cash, the Up-C structure also provides the pre-IPO owners of Carvana Group potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. See “Organizational Structure” and “Description of Capital Stock.”

Each of the pre-IPO owners of Carvana Group Class A Units holds a number of shares of our Class B common stock equal to 0.8 times the number of Class A Units they own. Our Class A common stock and Class B common stock have what is commonly referred to as a “high/low vote structure,” which means that certain shares of our Class B common stock have ten votes per share, while other shares of Class B common stock and all shares of Class A common stock only have one vote per share. Each share of our Class B common stock held by the Garcia Parties, which includes Ernie Garcia, III, our Chief Executive Officer, as well as his father (who is also our controlling shareholder) entitles its holder to ten votes per share for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of our total outstanding shares of common stock. All other shares of our Class B common stock have one vote per share, which is on par with the voting rights of our Class A common stock. This high/low vote structure enables the Garcia Parties to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our company. Furthermore, the Garcia Parties will continue to exert a significant degree of influence, or actual control, over matters requiring shareholder approval until they own as little as approximately 25% of our outstanding common stock. We believe that maintaining this control by the Garcia Parties will be important for enabling them to successfully guide the implementation of our company’s growth strategies and strategic vision. Meanwhile, holders of our Class A common stock have economic and voting rights similar to those of holders of common stock of non-Up-C structured public companies that have a high/low vote structure.

Carvana Co. holds Class A Units indirectly through its wholly owned subsidiary, Carvana Sub, and therefore receives the same benefits as our pre-IPO owners on account of its ownership in an entity treated as a partnership, or “passthrough” entity, for income tax purposes. As Carvana Sub purchases LLC Units from the pre-IPO owners under the mechanism described above, Carvana Co. will obtain a step-up in its share of Carvana Group’s (or, as applicable, Carvana Group’s subsidiaries’) tax basis in assets. This step-up in tax basis will provide Carvana Co. with certain tax benefits, such as future depreciation and amortization deductions that can reduce Carvana Co.’s taxable income. Carvana Co. entered into the Tax Receivable Agreement under which it agreed to pay the pre-IPO owners of Carvana Group 85% of the value of these tax benefits; however, the remaining 15% of the value of such benefits will be available to Carvana Co.

Generally, Carvana Co. (through its wholly owned subsidiary, Carvana Sub) will receive a pro rata share of any distributions made by Carvana Group to its members. Additionally, pursuant to the LLC Operating Agreement, tax distributions will be made quarterly by Carvana Group to the holders of convertible preferred units and Class A Units (including Carvana Sub) in each case on a pro rata basis based on Carvana Group’s net taxable income allocable to the holders of such units and to the holders of Class B Units based on such holder’s allocable share of Carvana Group’s net taxable income (rather than on a pro rata basis). Tax distributions made in respect of the convertible preferred units will be calculated at the assumed tax rate that is determined to be sufficient for Carvana Sub to pay its actual, current income tax obligations with respect to the net taxable income allocated by Carvana Group to Carvana Sub in respect of such convertible preferred units, and thus are expected to be calculated at a lower effective tax rate than tax distributions made in respect of the Class A Units and Class B Units. Tax distributions made in respect of the Class A Units and Class B Units will be calculated based upon an assumed tax rate, which, under certain circumstances, may cause Carvana Group to make tax distributions that, in the aggregate, exceed the amount of taxes that Carvana Group would have paid if it were a similarly situated corporate taxpayer. Funds used by Carvana Group to satisfy its tax distribution obligations will not be available for reinvestment in our business. See “Risk Factors — Risks Related to Our Organizational Structure.”

THE OFFERING

Issuer	Carvana Co.

Class A common stock offered by us	6,600,000 shares.

Class A common stock offered by the selling stockholders	4,400,000 shares.

Option to purchase additional shares of our Class A common stock from one of the selling stockholders	1,650,000 shares.
Class A common stock to be outstanding immediately after this offering	30,066,289 shares (or 31,716,289 shares if the underwriters’ option is exercised in full). If all outstanding LLC Units held by the LLC Unitholders were exchanged for newly-issued shares of Class A common stock in accordance with the Exchange Agreement, 145,184,926 shares of Class A common stock would be outstanding (based on the public offering price of $27.50 per share).

Class B common stock to be outstanding immediately after this offering	109,793,036 shares (or 108,143,036 shares if the underwriters’ option is exercised in full). The selling stockholders include certain LLC Unitholders who will exchange their LLC Units for shares of Class A common stock to be sold in this offering and, to the extent such selling stockholder holds Class B common stock, retire a number of shares of Class B common stock equal to the number of shares of Class A common stock to be sold in this offering, as described in “Principal and Selling Stockholders.” Immediately after this offering, the LLC Unitholders will continue to own 100% of the outstanding shares of our Class B common stock.

Ratio of shares of Class A common stock to LLC Units	Carvana Group maintains a four-to-five ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities and subject to adjustment as set forth in the Exchange Agreement, and taking into account Carvana Sub’s 0.1% ownership interest in Carvana, LLC).

Voting	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

LLC Unitholders hold a number of shares of Class B common stock equal to 0.8 times the number of Class A Units held by the LLC Unitholders (other than Carvana Sub). Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of our Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock).

Holders of our Class A and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

We are controlled by the Garcia Parties. Upon completion of this offering, the Garcia Parties will control approximately 96% of the voting interest in us (or approximately 95% if the underwriters exercise their option to purchase additional shares in full). See “Organizational Structure” and “Management — Corporate Governance.”

Voting power of Class A common stock	3% (or 100% if all outstanding LLC Units were exchanged for newly-issued shares of Class A common stock in accordance with the Exchange Agreement).

Voting power of Class B common stock	97% (or 0% if all outstanding LLC Units were exchanged for newly-issued shares of Class A common stock in accordance with the Exchange Agreement).

Use of proceeds	We will receive net proceeds from this offering of approximately $173.3 million, after deducting underwriting discounts and commissions but before deducting estimated offering expenses payable by us.

We intend to contribute the net proceeds to our wholly owned subsidiary, Carvana Sub, that will in turn acquire 8,250,000 newly-issued Class A Units in Carvana Group. In turn, Carvana Group intends to apply the net proceeds it receives from us in this offering for general corporate purposes.

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering.

See ‘‘Use of Proceeds” and “Organizational Structure.”

Dividend policy	We currently intend to retain any future earnings for investment in our business and do not expect to pay any dividends in the foreseeable future. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors (our “Board”) and will depend upon our financial condition, earnings, contractual restrictions, or applicable laws and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Exchange rights of holders of the LLC Units	We are party to an exchange agreement with the LLC Unitholders under which LLC Unitholders (other than Carvana Sub) may exchange LLC Units, together with shares of Class B common stock, in the case of Class A Units, for shares of Class A common stock in accordance with the terms of the Exchange Agreement or, at our election, for cash. Any shares of Class B common stock so delivered will be cancelled. See “Organizational Structure —Exchange Agreement.”

Tax receivable agreement	We are party to a Tax Receivable Agreement with Carvana Group and LLC Unitholders that provides for the payment by us to such persons of 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (1) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share as a result of any future exchanges of LLC Units held by LLC Unitholders for shares of our Class A common stock or cash described under “Organizational Structure — Exchange Agreement” and (2) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Organizational Structure — Tax Receivable Agreement.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Trading symbol	“CVNA.”

Unless otherwise indicated, all information in this prospectus:

•	assumes that the underwriters’ option to purchase 1,650,000 additional shares of Class A common stock from one of the selling stockholders is not exercised;

•	excludes the shares of Class A common stock that may be issuable upon exercise of redemption and exchange rights held by the LLC Unitholders;

•

excludes 12.7 million shares of Class A common stock reserved for future issuance under our 2017 Incentive Plan and options to purchase 0.8 million shares of Class A common stock that have been issued under our 2017 Incentive Plan;

•

excludes 5.1 million shares of Class A common stock that may be issuable upon conversion of the 100,000 outstanding shares of our Class A Convertible Preferred Stock, subject to conversion price adjustments; and

•

assumes total net exchangeable outstanding LLC Units of 148.8 million held by LLC Unitholders other than Carvana Sub, including 142.5 million Class A Units and 6.3 million net exchangeable Class B Units. Net exchangeable Class B Units are calculated based on the product of (x) $27.50 per share multiplied by the exchange ratio of 0.8, less the weighted average participation threshold of the exchangeable Class B Units, and (y) 7.2 million exchangeable Class B Units (based on the public offering price of $27.50 per share) divided by (z) $27.50 per share multiplied by the exchange ratio.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables present, as of the dates and for the periods indicated, the summary historical consolidated financial and other data for Carvana Co. and its consolidated subsidiaries. The summary consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017 and the summary consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from the audited consolidated financial statements of Carvana Co. included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2015 presented below has been derived from the audited consolidated financial statements of Carvana Group, LLC and its subsidiaries not included in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Selected Consolidated Financial Data,’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Year Ended December 31,
	2015	2016	2017
	(dollars in thousands, except per share data and per unit data)
Consolidated Statements of Operations Data:
Used vehicle sales, net	$124,972	$341,989	$796,915
Wholesale vehicle sales	3,743	10,163	28,514
Other sales and revenues(1)	1,677	12,996	33,441

Net sales and operating revenues	130,392	365,148	858,870
Cost of sales	129,046	345,951	790,779

Gross profit	1,346	19,197	68,091
Selling, general and administrative expenses	36,678	108,676	223,400
Interest expense(2)	1,412	3,587	7,659
Other expense, net	36	46	1,348

Loss before income taxes	(36,780)	(93,112)	(164,316)
Income tax provision	—	—	—
Net loss	(36,780)	(93,112)	(164,316)

Less: net loss attributable to non-controlling interest	—	—	(101,475)

Net loss attributable to Carvana Co.	$(36,780)	$(93,112)	$(62,841)

Per Share Data:(3)
Weighted average shares of Class A common stock outstanding, basic and diluted (in thousands)	15,000	15,000	15,241
Net loss per share of Class A common stock, basic and diluted	$(0.27)	$(0.68)	$(1.31)

Selected Other Data (unaudited):
Number of markets at period end	9	21	44
Retail units sold	6,523	18,761	44,252
Inventory units available on website	1,842	7,310	9,505
Total gross profit per unit	$206	$1,023	$1,539
Net loss margin	(28.2)%	(25.5)%	(19.1)%
EBITDA(4)	$(32,568)	$(84,867)	$(145,089)
EBITDA margin (4)	(25.0)%	(23.2)%	(16.9)%

Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$43,134	$39,184	$172,680
Vehicle inventory	$68,038	$185,506	$227,446
Total assets	$136,012	$335,833	$641,137
Floor Plan Facility	$42,302	$165,313	$248,792
Long-term debt, excluding current portion	—	$4,404	$48,469
Class A Convertible Preferred Stock	—	—	$97,127

(1)	Includes $0, $460 and $8,947 of other sales and revenues from related parties for the years ended December 31, 2015, 2016 and 2017, respectively.

(2)	Includes $0, $0 and $1,382 of interest expense to related parties for the years ended December 31, 2015, 2016 and 2017, respectively.

(3)	Amounts for periods prior to the IPO have been retrospectively adjusted to give effect to 15.0 million shares of Class A common stock issued in the IPO and the Organizational Transactions.

(4)	EBITDA and EBITDA Margin are non-GAAP supplemental measures of operating performance that do not represent and should not be considered an alternative to net loss or cash flow from operations, as determined by GAAP. EBITDA is defined as net loss before interest expense, income tax expense and depreciation and amortization expense. EBITDA Margin is EBITDA as a percentage of total revenues.

We use EBITDA to measure the operating performance of our business and EBITDA Margin to measure our operating performance relative to our total revenues. We believe that EBITDA and EBITDA Margin are useful measures to us and to our investors because they exclude certain financial and capital structure items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations, in part because they may vary widely across time and within our industry independent of the performance of our core operations. We believe that excluding these items enables us to more effectively evaluate our performance period-over-period and relative to our competitors. EBITDA and EBITDA Margin may not be comparable to similarly titled measures provided by other companies due to potential differences in methods of calculations.

A reconciliation of EBITDA to net loss, the most directly comparable GAAP measure, and the calculation of EBITDA margin are as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net loss	$(36,780)	$(93,112)	$(164,316)
Depreciation and amortization expense	2,800	4,658	11,568
Interest expense	1,412	3,587	7,659

EBITDA	$(32,568)	$(84,867)	$(145,089)

Total revenues	$130,392	$365,148	$858,870

EBITDA Margin	(25.0)%	(23.2)%	(16.9)%

EBITDA and EBITDA Margin have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA and EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and EBITDA Margin do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt and finance lease obligations;

•

although depreciation and amortization charges are non-cash in nature, the assets being depreciated and amortized will often have to be replaced in the future, EBITDA and EBITDA Margin do not reflect the cash requirements to acquire or replace intangible assets or property and equipment; and

•	EBITDA and EBITDA Margin do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments.

Because of these limitations, these non-GAAP measures should not be considered as a replacement for net loss or as measures of discretionary cash available to us to service our indebtedness or invest in our business. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to Our Business

We have a history of losses and we may not achieve or maintain profitability in the future.

We have not been profitable since our inception in 2012 and had an accumulated loss of approximately $316.9 million as of December 31, 2017. We incurred net losses of $36.8 million, $93.1 million and $164.3 million in the years ended December 31, 2015, 2016 and 2017, respectively. We expect to make significant investments to further develop and expand our business and these investments may not result in increased revenue or growth on a timely basis or at all. In addition, as a public company, we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenue to achieve and maintain profitability.

We expect to continue to incur losses as we invest in and strive to grow our business. We may incur significant losses in the future for a number of reasons, including slowing demand for used cars and our related products and services, increasing competition, weakness in the automotive retail industry generally, a decline in global financial conditions that negatively impacts economic activity and employment, as well as other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays in generating revenue or profitability. If our rate of generating revenue slows, we may not be able to reduce costs in a timely manner because many of our costs are fixed. In addition, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and we may continue to incur significant losses in the future.

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our revenue grew from $130.4 million for the year ended December 31, 2015 to $365.1 million and $858.9 million for the years ended December 31, 2016 and December 31, 2017, respectively. We expect that, in the future, even if our revenue increases, our rate of growth may decline. In any event, we will not be able to grow as fast or at all if we do not:

•	increase the number of unique visitors to our website and the number of customers;

•	further improve the quality of our product offering, features and complementary products and services, and introduce high quality new products, services and features;

•	introduce additional third party products and services; or

•	acquire sufficient appropriate inventory at an attractive cost and high quality to meet the increasing demand for our vehicles.

There can be no assurance that we will meet these objectives. We expect to continue to expend substantial financial and other resources on:

•	marketing and advertising, including an increase to our television advertising expenditures;

•	expansion of our vehicle inventory; and

•	general administration, including legal, accounting and other compliance expenses related to being a public company.

Our historical rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. We have experienced significant growth in the number of users of our platform as well as the amount of data that we analyze. We have hired and expect to continue hiring additional personnel to support our rapid growth. Our organizational structure is becoming more complex as we add staff, and we will need to improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to the car-buying experience for the consumer. If we cannot manage our growth effectively to maintain the quality and efficiency of our customers’ car-buying experience and the quality of the vehicles we sell, our business could be harmed and our results of operations and financial condition could be materially and adversely affected.

Our business has grown rapidly as additional customers have purchased used cars and complementary products and services through our platform. However, our business is relatively new and has operated at substantial scale for only a limited period of time. Given this limited history, it is difficult to predict whether we will be able to maintain or grow our business. We also expect that our business will evolve in ways that may be difficult to predict. For example, over time our investments that are intended to drive new customer traffic to our website may be less productive than expected. In the event of this or any other adverse developments, our continued success will depend on our ability to successfully adjust our strategy to meet changing market dynamics. If we are unable to do so, our business could be harmed and our results of operations and financial condition could be materially and adversely affected.

Our failure to maintain a reputation of integrity and to otherwise maintain and enhance our customer service quality and brand could adversely affect our business, sales and results of operations.

Our business model is based on our ability to provide customers with a transparent and simplified solution to car buying that will save them time and money. Accordingly, our ability to deliver that solution at high quality and our reputation as a company of integrity are critical to our success. If we fail to maintain the high standards on which our reputation is built, or if an event occurs that damages this reputation, it could adversely affect consumer demand and have a material adverse effect on our business, sales and results of operations. Even the perception of a decrease in the quality of our customer service or brand could impact results. Our high rate of growth makes maintaining our customer experience quality a particularly difficult challenge.

Complaints or negative publicity about our business practices, marketing and advertising campaigns, compliance with applicable laws and regulations, the integrity of the data that we provide to users, data privacy and security issues, and other aspects of our business, especially on blogs and social media websites, and irrespective of their validity, could diminish customer confidence in our platform and adversely affect our brand. The growing use of social media increases the speed with which information and opinions can be shared and thus the speed with which reputation can be affected. If we fail to correct or mitigate misinformation or negative information about us, the vehicles we offer to sell or purchase, our customer experience, or any aspect of our brand, including information spread through social media or traditional media channels, it could have a material adverse effect on our business, sales and results of operations.

Our limited operating history makes it difficult to evaluate our current business and future prospects and the risk of your investment.

We launched our first market in 2013 and do not have a long history operating as a commercial company. In addition, we have only operated independently of DriveTime since November 1, 2014 and following our Spinoff, we remained dependent on DriveTime for a number of important operations, including locations for certain of our IRCs, vehicle inventory purchasing and a number of administrative services. We continue to utilize DriveTime for certain services. Due to this and other factors, our operating results are not predictable and our historical results may not be indicative of our future results. In order for our revenues to continue to increase, we need to successfully enter new markets, acquire more customers and expand our brand awareness. The foregoing may not happen at all or may not happen as quickly as we expect. Our failure to expand our brand awareness, successfully enter new markets, acquire new customers and gain repeat customers would harm our business, financial condition and results of operation.

We may experience seasonal and other fluctuations in our quarterly operating results, which may not fully reflect the underlying performance of our business.

We expect our quarterly results of operations, including our revenue, gross profit and profitability, if any, and cash flow to vary significantly in the future based in part on, among other things, consumers’ car-buying patterns. Industry vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth, our sales patterns to date have not reflected the general seasonality of the used vehicle industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. Historically, this has led our gross profit per unit to be higher on average in the first half of the year than in the second half of the year. Other factors that may cause our quarterly results to fluctuate include, without limitation:

•	our ability to attract new customers;

•	changes in the competitive dynamics of our industry;

•	the regulatory environment;

•	expenses associated with unforeseen quality issues and manufacturer recalls; and

•	litigation or other claims against us.

In addition, a significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. Accordingly, our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year, and period-to-period comparisons of our operating results may not be meaningful.

Through shared service and other agreements that were not negotiated at arm’s length, we historically benefited from DriveTime’s expertise and economies of scale, and continue to utilize DriveTime and its affiliates for certain services and processes and as a lender to us.

We were incubated by and benefited from our relationship and a series of arrangements with DriveTime that were not negotiated at arm’s length, as DriveTime is controlled by our controlling shareholder who is also the father of our Chief Executive Officer. Currently, many services that DriveTime historically provided to us (including certain accounting, finance, legal, human resources, payroll and benefits, information technology, real estate and inventory purchasing) are now provided by alternative vendors or have been brought in-house. Consequently, certain of our historical costs may not accurately reflect our future costs to the extent that DriveTime no longer provides us with such services or refuses to continue doing so at currently contracted-for prices.

For example, DriveTime built our IRCs in Georgia, Texas, and New Jersey and now leases them to us. Verde Investments, Inc. (“Verde”), an affiliate of DriveTime, leases to us our Arizona IRC. If we are unable to time-efficiently and cost-effectively construct or acquire additional IRCs in the future, our production capacity may not be sufficient to satisfy customer demand. In addition, we lease most of our logistics hubs from DriveTime. If we cannot similarly lease space for logistics hubs in our future markets from DriveTime, we may not be able to expand into new markets as quickly as we have historically and we may incur additional costs in such expansion.

We continue to engage DriveTime, its affiliates, and other entities controlled by our controlling shareholder to provide us with certain services, including the administration of VSCs, GAP waiver coverage, and other related products sold to our customers. We also continue to utilize DriveTime for certain information technology and tax systems and services. For example, we rely on DriveTime’s inventory management system and accounting system to support our revenue recognition process. Should DriveTime fail to adequately perform any of these services or maintain these systems, our financial condition and results of operations may be adversely affected.

Additionally, DriveTime has in the past and may in the future purchase automotive finance receivables from us.

Before and after we sell automotive receivables originated by us, DriveTime performs ongoing servicing and collections. If DriveTime is unwilling to enter into servicing arrangements for our future auto receivable facilities on terms or at prices consistent with their historical prices or at all, our ability to sell such receivables may be adversely affected. If DriveTime refuses to continue servicing and collecting on automotive finance receivables originated by us before we sell them to third parties, our ability to adequately prepare such receivables for sale may be adversely affected.

In the future, we may continue to opportunistically engage with DriveTime in various transactions.

See “Certain Relationships and Related Party Transactions — Relationship with DriveTime and its Affiliates.”

Our results of operations and financial condition are subject to management’s accounting judgments and estimates, as well as changes in accounting policies.

The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of our assets, liabilities, revenues and expenses. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations or financial condition. We have identified several accounting policies as being “critical” to the fair presentation of our financial condition and results of operations because they involve major aspects of our business and require us to make judgments about matters that are inherently uncertain. These policies are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the notes to consolidated financial statements included in this prospectus.

The implementation of new accounting requirements or other changes to U.S. generally accepted accounting principles could have a material adverse effect on our reported results of operations and financial condition.

We participate in a highly competitive industry, and pressure from existing and new companies may adversely affect our business and operating results.

We face significant competition from companies that provide listings, information, lead generation, and car buying services designed to reach consumers and enable dealers to reach these consumers.

Our current and future competitors may include:

•	traditional used car dealerships that could increase investment in technology and infrastructure to compete directly with our online model;

•

Internet and online automotive sites that could change their models to directly compete with us, such as Google, Amazon, AutoTrader.com, eBay Motors, Edmunds.com, KBB.com, Autobytel.com, TrueCar.com, CarGurus and Cars.com;

•	providers of offline, membership-based car buying services such as the Costco Auto Program;

•	used car dealers or marketplaces with eCommerce business or online platforms such as Vroom and Shift; and

•	automobile manufacturers such as General Motors, Ford and Volkswagen that could change their sales models through technology and infrastructure investments.

We also expect that new competitors will continue to enter the online and traditional automotive retail industry with competing brands, business models, products, and services, which could have an adverse effect on our revenue, business and financial results. For example, traditional car dealerships could transition their selling efforts to the Internet, allowing them to sell cars across state lines and compete directly with our online offering and no-negotiating pricing model. There can be no assurance we will not experience competition from DriveTime, the company from which we were spun off and with which we currently have a number of business relationships. Furthermore, there can be no assurances that DriveTime will enter into any new agreements or arrangements with us or extend or renew existing agreements or arrangements on the same or similar terms, if at all. Furthermore, we have a cross-license agreement with DriveTime pursuant to which DriveTime has obtained limited licenses to some of our intellectual property. Additionally, existing eCommerce businesses, such as Amazon, could directly enter the online used car market. Some of these companies have significantly greater resources than we do and may be able to provide customers access to a greater inventory of vehicles at lower prices while delivering a competitive online experience.

Our competitors may also develop and market new technologies that render our existing or future business model, products and services less competitive, unmarketable or obsolete. For example, technology is currently being developed to produce automated, driverless vehicles that could reduce the demand for, or replace, traditional cars including the used vehicles that we sell. Additionally, car rideshare services, such as Uber and Lyft, are becoming increasingly popular as a means of transportation and may decrease consumer demand for the used cars we sell, particularly as urbanization increases.

Furthermore, new technologies such as autonomous driving software have the potential to change the dynamics of car ownership in the future. In addition, if our competitors develop business models, products or services with similar or superior functionality to our solutions, it may adversely impact our business.

Our competitors may also impede our ability to reach consumers or commence operations in certain jurisdictions. For example, our competitors may increase their search engine optimization efforts and outbid us for search terms on various search engines. Additionally, our competitors could use their political influence and increase lobbying efforts to encourage new regulations or interpretations of existing regulations that would prevent us from operating in certain jurisdictions.

Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we have, and the ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than we have. As a result, these competitors may be able to respond more quickly with new technologies and to undertake more extensive marketing or promotional campaigns. If we are unable to compete with these companies, the demand for our used cars, products and services could substantially decline.

Private plaintiffs and federal, state and local regulatory and law enforcement authorities continue to scrutinize advertising, sales, financing and insurance activities in the sale and leasing of used vehicles. If, as a result, other automotive retailers adopt more transparent, consumer-oriented business practices, our differentiation versus those retailers could be reduced.

In addition, if one or more of our competitors, or DriveTime, were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future third-party data providers, technology partners, or other parties with whom we have relationships, thereby limiting our ability to develop, improve and promote our solutions. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our revenue, business and financial results.

Our business is sensitive to changes in the prices of new and used vehicles.

Any significant changes in retail prices for new or used vehicles could have a material adverse effect on our revenues and results of operations. For example, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying a new vehicle more attractive to our customers than buying a used vehicle, which could have a material adverse effect on our results of operations and could result in reduced used-car sales and lower revenue. Additionally, manufacturer incentives could contribute to narrowing the price gap between new and used vehicles. Used vehicle prices may also decline due to an increased number of new vehicle lease returns over the next several years. While lower used vehicle prices reduce our cost of acquiring new inventory, lower prices could also lead to reductions in the value of inventory we currently hold, which could have a negative impact on gross profit. Furthermore, any significant changes in wholesale prices for used vehicles could have a material adverse effect on our results of operations by reducing wholesale margins.

Our business is dependent upon access to desirable vehicle inventory. Obstacles to acquiring attractive inventory, whether because of supply, competition, or other factors may have a material adverse effect on our business, sales and results of operations.

We acquire cars for sale through numerous sources, including from wholesale auctions and directly from consumers. There can be no assurance that the supply of desirable used vehicles will be sufficient to meet our needs. A reduction in the availability of or access to sources of inventory could have a material adverse effect on our business, sales and results of operations.

Additionally, we evaluate tens of thousands of potential cars daily using a proprietary algorithm to predict mechanical soundness, consumer desirability and relative value as prospective inventory. If we fail to adjust appraisal offers to stay in line with broader market trade-in offer trends or fail to recognize those trends, it could adversely affect our ability to acquire inventory. Our ability to source vehicles through our appraisal process could also be affected by competition, both from new and used car dealers directly and through third-party websites driving appraisal traffic to those dealers. In addition, we remain dependent on third parties to sell us used vehicles, and there can be no assurance of an adequate supply of such vehicles on terms that are attractive to us.

Our business is dependent upon our ability to expeditiously sell inventory. Failure to expeditiously sell our inventory could have a material adverse effect on our business, sales and results of operations.

Our purchases of used vehicles are based in large part on projected demand. If actual sales are materially less than our forecasts, we would experience an over-supply of used-vehicle inventory. An over-supply of used vehicle inventory will generally cause downward pressure on our product sales prices and margins and increase our average days to sale.

Used-vehicle inventory has typically represented a significant portion of our total assets. Having such a large portion of our total assets in the form of used-vehicle inventory for an extended period of time subjects us to depreciation and other risks that affect our results of operations. Accordingly, if we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our results of operations.

Our ability to sell automotive finance receivables and generate gains on sales of these finance receivables may decline in the future; any material reduction could harm our business, results of operations and financial condition.

We provide financing to customers and typically sell the receivables related to the financing contract to third-party investors or, in limited instances, DriveTime. For example, we entered into agreements in November 2017 pursuant to which third-party purchasers increased their commitment, agreeing to purchase an additional aggregate $1.4 billion of automotive finance receivables we originate. We may exceed our capacity to sell automotive finance receivables under these agreements prior to the end of the fourth quarter of 2018. As we use the available capacity under each agreement, we plan to enter into new arrangements to sell additional vehicle finance receivables. If we reach our capacity under these or future arrangements, and we cannot replace them with new arrangements, we may be unable to generate adequate liquidity and our business, financial condition and results of operations may be adversely affected.

Additionally, there can be no assurance that our relationships with the investors who purchase these receivables will continue in the future, that such investors will renew our agreements with them when they expire, or that they will not terminate them due to a breach by us of our agreements with them or otherwise. If they cease to purchase these receivables, it would have a material adverse effect on our ability to continue originating finance receivables and adversely impact our operating results. Furthermore, we would be subject to the risk that some of these receivables are not paid when due and we are forced to incur unexpected asset write-offs and bad-debt expense.

We depend on the sale of automotive finance receivables for a substantial portion of our gross profit.

In connection with the sale of used cars, many of our customers use our financing services to finance a portion of the purchase price of their vehicle. The prices we are able to charge for finance receivables that we sell are based on a variety of factors, including the terms and credit risk associated with the automotive finance receivables, the relationship between the interest rates we quoted the customer at the time they priced their financing and market interest rates at the time we sell the finance receivables, the historical credit performance of the finance receivables we sell, investor demand and other factors. If these variables or others were to change, we might be required to reduce our sale prices on finance receivables, sell fewer of them, or both, which could reduce our gains on sales of finance receivables. Any material reduction in our interest rate spread or gains on sale of finance receivables could have a material adverse effect on our business, results of operations and financial condition. Furthermore, customers may elect to finance their car purchases through other parties who may be able to offer more attractive terms, in which case we would lose a source of a significant portion of our historical gross profit.

Our ability to resell automotive finance receivables is dependent on our ability to originate desirable finance receivables. If customers or third parties provide us incorrect or fraudulent data, we may offer credit terms that do not align with customers’ credit profiles, and our operating results may be harmed.

We offer financing to our customers to facilitate their purchases of used vehicles. The terms of the financing we offer are dependent in part on our assessment of such customers’ credit-worthiness, which is based on data gathered from customers and third parties. If the information we rely on is inaccurate or fraudulent, we may offer inappropriate terms to our customers, resulting in originating receivables that we are unable to collect or sell because they are based on inaccurate credit profiles. Originating a material amount of receivables with inaccurate or fraudulent credit profiles could have a material adverse effect on our business, results of operations and financial condition.

The success of our business relies heavily on our marketing and branding efforts, and these efforts may not be successful.

We believe that an important component of our growth will be the growth of visitors to our website. Because we are a consumer brand, we rely heavily on marketing and advertising to increase brand visibility with potential customers. We currently advertise through a blend of brand and direct advertising channels with the goal of increasing the strength, recognition and trust in the Carvana brand and driving more unique visitors to our website. We recorded expenses of approximately $10.7 million, $27.0 million and $55.7 million on advertising in the years ended December 31, 2015, December 31, 2016 and December 31, 2017, respectively.

Our business model relies on our ability to scale rapidly and to decrease incremental customer acquisition costs as we grow. If we are unable to recover our marketing costs through increases in customer traffic and in the number of transactions by users of our platform, if our advertising partners refuse to customize their products and services to accommodate our business model, if our advertising partners refuse to work with us at competitive rates or at all, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

We rely on Internet search engines, vehicle listings sites and social networking sites to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our traffic would decline and our business would be adversely affected.

We depend in part on Internet search engines, such as Google, Bing and Yahoo!, vehicle listings sites and social networking sites such as Facebook to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. Our competitors may increase their search engine optimization efforts and outbid us for placement on various vehicle listings sites or search terms on various search engines, resulting in their websites receiving a higher search result page ranking than ours. Additionally, Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, if vehicle listings sites refuse to display any or all of our inventory in certain geographic markets, or if our competitors’ efforts are more successful than ours, overall growth in our customer base could slow or our customer base could decline. Internet search engine providers could provide automotive dealer and pricing information directly in search results, align with our competitors or choose to develop competing services. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website through Internet search engines, vehicle listings sites, or social networking sites could harm our business and operating results.

We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws and regulations. Failure to comply with these laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

We are subject to a wide range of federal, state and local laws and regulations. Our sale and purchase of used vehicles and related activities, including the sale of complementary products and services, are subject to state and local licensing requirements, federal and state laws regulating advertising of vehicles and related products and services, state laws related to title and registration and state laws regulating the sale of vehicles and related products and services. The applicability of these regulatory and legal compliance obligations is dependent on the evolving interpretations of these laws and regulations and how our operations are, or are not, subject to them. The financing we offer to customers is subject to federal and state laws regulating the provision of consumer finance. Our facilities and business operations are subject to laws and regulations relating to environmental protection and health and safety. In addition to these laws and regulations that apply specifically to our business, we are also subject to laws and regulations affecting public companies, including securities laws and NYSE listing rules. The violation of any of these laws or regulations could result in administrative, civil or criminal penalties or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, sales and results of operations. We have incurred and will continue to incur capital and operating expenses and other costs to comply with these laws and regulations.

Our logistics operations, which we depend on to transport vehicles from auctions to our IRCs, then to our logistics hubs, and finally to our vending machines, fulfillment centers or directly to customers, are subject to the regulatory jurisdiction of the United States Department of Transportation (the “DOT”) and individual states through which our vehicles travel, which have broad administrative powers with respect to our logistics operations. Vehicle dimensions, driver alcohol and drug testing and driver hours of service are also subject to both federal and state regulation. More restrictive limitations on vehicle weight and size, trailer length and configuration, methods of measurement, driver qualifications or driver hours of service would increase our costs, and if we are unable to pass these cost increases on to our customers, our operating expenses may increase and adversely affect our financial condition, operating results and cash flows. If we fail to comply with the DOT regulations or regulations become more stringent, we could be subject to increased inspections, audits or compliance burdens. Regulatory authorities could take remedial action including imposing fines or shutting down our operations. If any of these events occur, our financial condition, operating results and cash flows would be adversely affected.

Our sale of used vehicles, related products and services and finance receivables is subject to the state and local licensing requirements of the jurisdictions in which we operate. Regulators of jurisdictions where our customers reside but in which we do not have a dealer or financing license could require that we obtain a license or otherwise comply with various state regulations. Despite our belief that we are not subject to the licensing requirements of those jurisdictions, regulators may seek to impose punitive fines for operating without a license or demand we seek a license in those jurisdictions, any of which may inhibit our ability to do business in those jurisdictions, increase our operating expenses and adversely affect our financial condition and results of operations.

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to evolving interpretations and continuous change.

Changes in the laws and regulations to which our business and industry is subject could have a material adverse effect on our business, sales, results of operations and financial condition.

Recent federal legislative and regulatory initiatives and reforms may result in an increase in expenses or a decrease in revenues, which could have a material adverse effect on our results of operations. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) regulates, among other things, the provision of consumer financing. The Dodd-Frank Act established a new consumer financial protection agency, the Consumer Financial Protection Bureau (the “CFPB”), with broad regulatory powers. The CFPB is responsible for administering and enforcing laws and regulations related to consumer financial products and services. The evolving regulatory environment in the wake of the 2016 Presidential election, the Dodd-Frank Act and the creation of the CFPB may increase the cost of regulatory compliance or result in changes to business practices that could have a material adverse effect on our results of operations.

The Patient Protection and Affordable Care Act of 2010, as it is phased in over time, significantly affects the provision of health care services and will increase the costs we incur to provide our employees with health coverage. Current federal labor policy could lead to increased unionization efforts, which could increase labor costs, disrupt facility operations, and have a material adverse effect on our business, sales and results of operations.

The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, decreased revenues and increased expenses.

If we fail to comply with the Telephone Consumer Protection Act, we may face significant damages, which could harm our business, financial condition, results of operations and cash flows.

We utilize telephone calls and text messaging as a means of responding to and marketing to customers interested in purchasing, trading in, selling and/or financing vehicles and related products and services. We generate leads from our website by prompting potential customers to provide their phone numbers so that we can contact them in response to their interest in financing terms, trading in a vehicle or purchasing a specific vehicle. We also pay third parties for leads. A portion of our revenue comes from purchases, sales, and financing that involves a call or text made by our internal call centers or third-party vendors we engage to reach out to these potential customers.

The Telephone Consumer Protection Act (the “TCPA”), as interpreted and implemented by the Federal Communication Commission (the “FCC”) and U.S. courts, imposes significant restrictions on the use of telephone calls and text messages to residential and mobile telephone numbers as a means of communication when prior consent of the person being contacted has not been obtained. Violations of the TCPA may be enforced by the FCC or by individuals through litigation, including class actions. Statutory penalties for TCPA violations range from $500 to $1,500 per violation, which has been interpreted to mean per phone call.

While we have implemented processes and procedures to comply with the TCPA, if we or the third parties on which we rely for data fail to adhere to or successfully implement appropriate processes and procedures in response to existing or future regulations, it could result in legal and monetary liability, fines, penalties, or damage to our reputation in the marketplace, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, any changes to the TCPA, its interpretation, or enforcement of it by the government or private parties that further restrict the way we contact and communicate with our potential customers or generate leads could adversely affect our ability to attract customers and could harm our business, financial condition, results of operations and cash flows.

Government regulation of the Internet and eCommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and eCommerce. Existing and future regulations and laws could impede the growth of the Internet, eCommerce or mobile commerce. These regulations and laws may involve taxes, privacy, data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, unencumbered Internet access to our services and the design and operation of websites. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or eCommerce. Unfavorable regulations and laws could diminish the demand for used cars and complementary products and services and increase our cost of doing business.

Our ability to grow our complementary product and service offerings may be limited, which could negatively impact our growth rate, revenues and financial performance.

If we introduce new or expand existing offerings for our platform, such as services or products involving new cars, vehicle trade-ins, financing, insurance, deficiency waivers, customized accessories, leasing or maintenance, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all. In attempting to establish new service or product offerings, we expect to incur significant expenses and face various other challenges, such as expanding our customer advocate and management personnel to cover these markets and complying with complicated regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these complementary products and services to consumers, and failure to do so would compromise our ability to successfully expand into these additional revenue streams. Any of these risks, if realized, could adversely affect our business and results of operations.

If we do not adequately address our customers’ shift to mobile device technology, operating results could be harmed and our growth could be negatively affected.

Our future success depends in part on our ability to provide adequate functionality for visitors who use mobile devices to shop for used cars and the number of transactions with us that are completed by those users. In the year ended December 31, 2015, approximately 52.2% of unique visitors to our website were attributable to mobile devices; in the year ended December 31, 2016, this figure grew to approximately 54.1%, and in the year ended December 31, 2017, this figure grew to approximately 59.0%. The shift to mobile technology by our users may harm our business in the following ways:

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customers visiting our website from a mobile device may not accept mobile technology as a viable long-term platform to buy or sell a vehicle. This may occur for a number of reasons, including our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity;

•	we may not continue to innovate and introduce enhanced products that can be suitably conveyed on mobile platforms;

•

consumers using mobile devices may believe that our competitors offer superior products and features based in part on our inability to provide sufficient website functionality to convince a mobile device user to transact with us; or

•

regulations related to consumer finance disclosures, including the Truth in Lending Act and the Fair Credit Reporting Act, may be interpreted, in the context of mobile devices, in a manner which could expose us to legal liability in the event we are found to have violated applicable laws.

If we do not develop suitable functionality for users who visit our website using a mobile device, our business and operating results could be harmed.

Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, global supply chain challenges and other macroeconomic issues.

Decreases in consumer demand could adversely affect the market for used vehicles and, as a result, reduce the number of consumers using our platform. Consumer purchases of new and used vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. For example, the number of new vehicle sales in the United States decreased from approximately 16.4 million in 2007 to approximately 10.6 million in 2009, according to the Bureau of Economic Analysis. Purchases of new and used vehicles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy and other factors, including rising interest rates, the cost of energy and gasoline, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased regulation and increased unemployment. Increased environmental regulation has made, and may in the future make, used cars more expensive and less desirable for consumers. In addition, our business may be negatively affected by challenges to the larger automotive ecosystem, including urbanization, global supply chain challenges and other macroeconomic issues. For example, car rideshare services, such as Uber and Lyft, are becoming increasingly popular as a means of transportation and may decrease consumer demand for the used cars we sell, particularly as urbanization increases. Additionally, new technologies such as autonomous driving software have the potential to change the dynamics of car ownership in the future. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

The current geographic concentration where we provide services creates an exposure to local economies, regional downturns or severe weather or catastrophic occurrences that may materially adversely affect our financial condition and results of operations.

We conduct business through four IRCs located in Winder, Georgia, Blue Mound, Texas, Tolleson, Arizona and Delanco, New Jersey, managing fulfillment to 61 metropolitan areas across the Southeast, South Central, Midwest, Southwest, Mid-Atlantic and Northeast regions, as of April 25, 2018. We hold the significant majority of our inventory at these four locations. Our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. In addition, any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our revenues and profitability. Changes in demographics and population or severe weather conditions and other catastrophic occurrences in areas in which we operate or from which we obtain inventory may materially adversely affect our results of operations. Such conditions may result in physical damage to our properties, loss of inventory, and delays in the delivery of vehicles to our logistics hubs, fulfillment centers, vending machines or to our customers.

Any of these factors may disrupt our businesses and materially adversely affect our financial condition and result of operations. Furthermore, there can be no assurance that we will be able to successfully replicate our business model and achieve levels of success as we enter new markets.

We may require additional debt and equity capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If such capital is not available to us, our business, operating results and financial condition may be harmed.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to increase our marketing expenditures to improve our brand awareness, build and maintain our inventory of quality used vehicles, develop new products or services (including vehicle financing services) or further improve existing products and services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, any debt financing that we secure in the future could involve restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

We rely on agreements with third parties to finance our vehicle inventory purchases. If we fail to maintain adequate relationships with third parties to finance our vehicle inventory purchases, we may be unable to maintain sufficient inventory, which would adversely affect our business and results of operations.

We rely on agreements with third-party lenders to finance our vehicle inventory purchases. If we are unable to extend the agreements on favorable terms or at all, or if the agreements expire and are not renewed, our inventory supply may decline, resulting in fewer vehicles available for sale on our website. For example, our agreement with Ally matures in December 2018 and may be extended for an additional 364-day period at Ally’s sole discretion. If we are unable to renew the facility with Ally or find a satisfactory replacement, whether because of our financial and operating performance or for other reasons, our ability to acquire inventory would be adversely affected. New funding arrangements may be at higher interest rates or other less favorable terms. These financing risks, in addition to rising interest rates and changes in market conditions, if realized could negatively impact our results of operations and financial condition.

We make certain representations concerning the automotive finance receivables we sell. If those representations are not correct, we could be required to repurchase the receivables. Any significant required repurchases could have an adverse effect upon our ability to operate and fund our business.

We generally seek to sell automotive finance receivables to third parties. If these receivables do not meet the specified representations, we have in the past been, and may in the future be, forced to repurchase these receivables. If we sell a significant amount of receivables that do not meet the predetermined representations, we may be required to use cash on hand or to obtain alternative financing in order to repurchase them. Any significant repurchases could have a material adverse effect on our business, results of operations and financial condition.

We rely on our proprietary credit scoring model to forecast automotive finance receivable loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

We rely on our internally developed models to forecast loss rates of the automotive finance receivables we originate. If we rely on a model that fails to effectively forecast loss rates on receivables we originate, those receivables may suffer higher losses than expected. We generally seek to sell these receivables to third parties. If the receivables we sell to third parties experience higher loss rates than forecasted, we may obtain less favorable pricing on the receivables we sell to those parties in the future and suffer reputational harm in the marketplace for the receivables we sell and our business, results of operations and financial condition may be adversely affected. We hold receivables we originate on our balance sheet until we sell them to third parties, and to the extent those receivables fail to perform during our holding period, they may become ineligible for sale. As a result, our business, results of operations and financial condition may be adversely affected.

We rely on internal and external logistics to transport our vehicle inventory throughout our markets and the United States. Thus, we are subject to business risks and costs associated with the transportation industry. Many of these risks and costs are out of our control, and any of them could have a material adverse effect on our business, financial condition and results of operations.

We rely on a combination of internal and external logistics to transport vehicles from auctions to our IRCs, then to our logistics hubs, and finally to our vending machines, fulfillment centers or directly to customers. As a result, we are exposed to risks associated with the transportation industry such as weather, traffic patterns, gasoline prices, recalls affecting our vehicle fleet, local and federal regulations, vehicular crashes, insufficient internal capacity, rising prices of external transportation vendors, fuel prices, taxes, license and registration fees, insurance premiums, self-insurance levels, difficulty in recruiting and retaining qualified drivers, disruption of our technology systems, and increasing equipment and operational costs. Our failure to successfully manage our logistics and fulfillment process could cause a disruption in our inventory supply chain and distribution, which may adversely affect our operating results and financial condition.

We face a variety of risks associated with the construction, financing and operation of our vending machines, fulfillment centers and inspection and reconditioning centers, any of which could adversely affect our financial condition and results of operations.

We are required to obtain approvals, permits and licenses from state regulators and local municipalities to construct and operate our vending machines, fulfillment centers and IRCs. We may face delays in obtaining the requisite approvals, permits, financing, and licenses to construct and operate our vending machines and fulfillment centers or we may not be able to obtain them at all. If we encounter delays in obtaining or cannot obtain the requisite approvals, permits, financing, and licenses to construct and operate our vending machines, fulfillment centers and IRCs in desirable locations, our financial condition and results of operations may be adversely affected.

We lease and finance certain real estate on which we construct and operate some of our vending machines. Some landlords will have concerns leasing and some lenders will have concerns providing financing to a tenant with such a unique use due to potential difficulties finding a replacement tenant. Consequently, some landlords or lenders may offer unfavorable leasing or financing terms or may not be willing to lease sites to us or finance the sites we pursue. Similarly, sites we wish to purchase for the construction or operation of our vending machines may have similar constraints. If we are required to enter into inflexible or expensive leases, financing, or purchase agreements to construct and operate our vending machines our financial condition and results of operations may be adversely affected.

We depend on one supplier to construct portions of our vending machines and to provide technical support and maintenance on our vending machines. If we are unable to maintain our relationship with our supplier, our supplier ceases to produce the vending machines, or our supplier is unable to effectively deliver our vending machine orders on timelines and at the price we have negotiated, and we are unable to contract with an alternative supplier, we may not be able to construct new vending machines or continue to operate existing vending machines and our financial condition and operating results may be adversely affected. Additionally, the durability of our vending machines is unknown and we may be required to incur significant maintenance and other expenses to keep them operating properly. If we are required to incur significant expenses to maintain our vending machines our financial condition and operating results may be adversely affected.

We also rely on third-party vendors and suppliers to construct and operate portions of our IRCs. If we are unable to maintain our relationship with our third-party vendors and suppliers, such vendors and suppliers cease to provide the services we need, or such vendors and suppliers are unable to effectively deliver our services on timelines and at the price we have negotiated, and we are unable to contract with alternative vendors and suppliers, our ability to construct new IRCs or continue to operate existing IRCs and our financial condition and operating results may be adversely affected.

We may rely on agreements with third parties to finance certain vending machines and inspection and reconditioning centers. If we fail to create or maintain adequate relationships with third parties to finance such assets, we may be unable to construct and operate additional vending machines and inspection and reconditioning centers in the future, which would adversely affect our business and results of operations.

We currently rely on agreements with third parties to finance certain vending machines, and may in the future rely on agreements with third parties to finance other real estate capital expenditures, including additional vending machines and inspection and reconditioning centers. If we are unable to enter into new financing agreements for such assets on favorable terms or at all, whether because of our financial and operating performance or for other reasons, our ability to construct and operate new real estate capital expenditures would be adversely affected. New funding arrangements may be at higher interest rates than historical real estate financing or other less favorable terms. These financing risks, in addition to rising interest rates and changes in market conditions, if realized could negatively impact our results of operations and financial condition.

We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and operating results.

We collect, process, store, share, disclose and use personal information and other data provided by consumers. We rely on encryption and authentication technology licensed from third parties to securely transmit such information. We expend significant resources to protect against security breaches and may need to expend more resources in the event we need to address problems caused by breaches. Any failure or perceived failure to maintain the security of personal and other data that is provided to us by consumers and vendors could harm our reputation and brand and expose us to a risk of loss or litigation and possible liability, any of which could adversely affect our business and operating results.

Additionally, concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy related matters, even if unfounded, could harm our business and operating results.

There are numerous federal, state and local laws regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with, inconsistent between jurisdictions or conflicting with other rules. We are also subject to specific contractual requirements contained in third-party agreements governing our use and protection of personal information and other data. We generally comply with industry standards and are subject to the terms of our privacy policies and the privacy- and security-related obligations to third parties. We strive to comply with applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. New regulations could be enacted. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers, vendors and receivable purchasers to lose trust in us, which could have an adverse effect on our business. Additionally, if vendors, developers or other third parties that we work with violate applicable laws or our policies, such violations may also put consumers’, vendors’ or receivables-purchasers’ information at risk and could in turn harm our reputation, business and operating results.

A significant disruption in service on our website could damage our reputation and result in a loss of consumers, which could harm our business, brand, operating results and financial condition.

Our brand, reputation and ability to attract customers depend on the reliable performance of our website and the supporting systems, technology and infrastructure. We may experience significant interruptions to our systems in the future. Interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses, or physical or electronic break-ins, could affect the availability of our inventory on our website and prevent or inhibit the ability of customers to access our website. Problems with the reliability or security of our systems could harm our reputation, result in a loss of customers and result in additional costs.

Substantially all of the communications, network and computer hardware used to operate our website are located at co-location facilities. Although we have multiple locations, our systems are not fully redundant. In addition, we do not own or control the operation of these facilities. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes, and similar events. The occurrence of any of these events could damage our systems and hardware or could cause them to fail.

Problems faced by our third-party web-hosting providers could adversely affect the experience of our customers. For example, our third-party web-hosting providers could close their facilities without adequate notice or suffer interruptions in service caused by cyber-attacks, natural disasters or other phenomena. Any financial difficulties, up to and including bankruptcy, faced by our third-party web-hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party web-hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

Any errors, defects, disruptions, or other performance or reliability problems with our network operations could interrupt our customers’ access to our inventory and our access to data that drives our inventory purchase operations as well as cause delays and additional expense in arranging access to new facilities and services, any of which could harm our reputation, business, operating results and financial condition.

Failure to adequately protect our intellectual property, technology and confidential information could harm our business and operating results.

Our business depends on our intellectual property, technology and confidential information, the protection of which is crucial to the success of our business. For example, we have developed proprietary algorithms to price the vehicles we purchase and sell and the financing we offer customers. We rely on a combination of patent, trademark, trade secret, copyright law and contractual restrictions to protect these algorithms and our other intellectual property, technology and confidential information. In addition, we attempt to protect our intellectual property, technology and confidential information by requiring certain of our employees and consultants to enter into confidentiality and assignment of inventions agreements and certain third parties to enter into nondisclosure agreements. These agreements may not effectively grant all necessary rights to any inventions that may have been developed by the employees and consultants. In addition, these agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property, or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider proprietary. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology.

We currently hold rights to the “carvana.com” Internet domain name and various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name Carvana or are otherwise important for our business.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employees or claims asserting ownership of what we regard as our own intellectual property.

Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property may not be self-executing or the assignment agreement may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property.

We may in the future become involved in lawsuits to defend ourselves against intellectual property disputes, which could be expensive and time consuming, and ultimately unsuccessful, and could result in the diversion of significant resources, and hinder our ability to commercialize our existing or future products.

Our success depends in part on not infringing the patents or violating the other proprietary rights of others. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. Significant litigation regarding patent rights occurs in the ecommerce industry. Whether merited or not, it is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our products. We may also face allegations that our employees have misappropriated the intellectual property rights of their former employers or other third parties. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that prevent, limit, or otherwise interfere with our ability to use our technology or processes necessary to operate our business. Our competitors may have one or more patents for which they can threaten and/or initiate patent infringement actions against us and/or any of our third-party suppliers. Our ability to defend ourselves and/or our third-party suppliers may be limited by our financial and human resources, the availability of reasonable defenses, and the ultimate acceptance of our defenses by the courts or juries. Furthermore, if such patents are successfully asserted against us, this may result in an adverse impact on our business, including injunctions, damages, and/or attorneys’ fees. From time to time and in the ordinary course of business, we may develop non-infringement and/or invalidity positions with respect to third-party patents, which may or not be ultimately adjudicated as successful by a judge or jury if such patents were asserted against us.

We may receive in the future, particularly now that we are a public company, communications from patent holders alleging infringement of patents or other intellectual property rights or misappropriation of trade secrets, or offering licenses to such intellectual property. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time.

The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved, our potential expansion into new business lines and the uncertainty of litigation significantly increase the risks related to any patent litigation. Furthermore, as the number of participants in our industry grows, the possibility of intellectual property infringement claims against us increases. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop using the technology or processes that use the disputed intellectual property necessary to operate our business and sell our products;

•

obtain a license from the intellectual property owner to continue using technology or processes necessary to operate our business or sell our products, which license may require substantial royalty payments and may not be available on reasonable terms, or at all;

•	incur significant expenses and legal fees;

•

pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, potentially including treble damages if the court finds that the infringement was willful;

•	if a license is available from a third-party, we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services;

•	find a non-infringing substitute product or technology, which could be costly and create significant delay in our operations; and/or

•	redesign those products, technologies or processes that infringe any third-party intellectual property, which could be costly, disruptive, and/or infeasible.

If any of the foregoing occurs, we may have to stop using certain of our technologies or processes or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition.

Our platform utilizes open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

In addition, we use open source software in our platform and expect to use open source software in the future. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software and to make our proprietary software available under open source licenses if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, to re-engineer all or a portion of our technologies or otherwise to be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect our business and operating results.

Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls.

Adverse conditions affecting one or more automotive manufacturers could have a material adverse effect on our sales and results of operations and could impact the supply of vehicles. In addition, manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Recalls and the increased regulatory scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could cause us to sell affected vehicles at a loss, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party technology to complete critical business functions. If that technology fails to adequately serve our needs and we cannot find alternatives, it may negatively impact our operating results.

We rely on third-party technology for certain of our critical business functions, including customer identity verification for financing, transportation fleet telemetry, network infrastructure for hosting the website and inventory data, software libraries, development environments and tools, services to allow customers to digitally sign contracts, customer service call center management software, automation controls and software for our vending machines. If these technologies fail or we cannot maintain our relationships with the technology providers and we cannot find suitable alternatives, our financial condition and operation results may be adversely affected.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our key employees or senior management, including our Chief Executive Officer, Ernie Garcia, III, or our Chief Financial Officer, Mark Jenkins, could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We may not be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

The obligations associated with being a public company require significant resources and management attention, and we have and will continue to incur increased costs as a result of becoming a public company.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. We have incurred and expect to continue to incur significant costs related to operating as a public company. After the completion of our IPO, we became subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board (“PCAOB”) and the listing requirements of the NYSE, each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to, among other things:

•	prepare, file and distribute annual, quarterly and current reports with respect to our business and financial condition;

•	prepare, file and distribute proxy statements and other stockholder communications;

•	expand the roles and duties of our Board and committees thereof and management;

•	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants to assist us with the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	comply with the NYSE listing standards; and

•	comply with the Sarbanes-Oxley Act.

These rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, have and will continue to increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements has and will continue to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the automotive industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of technology, research and development and sales and marketing functions;

•	transition of the acquired company’s users to our website and mobile applications;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, policies and procedures at a business that, prior to the acquisition, may have lacked effective controls, policies and procedures;

•	potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect our operating results;

•

liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and otherwise harm our business. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize. Any of these risks, if realized, could materially and adversely affect our business and results of operations.

DDFS Partnership LP may exercise influence over us.

The terms of the Class A Convertible Preferred Stock grant DDFS Partnership LP (“DDFS”) approval rights, through its ownership of the Class A Convertible Preferred Stock, with respect to our ability to issue pari passu or senior equity securities.

Additionally, in the event that dividends payable on the Class A Convertible Preferred Stock are in arrears for six or more quarterly periods, the terms of the Class A Convertible Preferred Stock grant holders of the Class A Convertible Preferred Stock the right to designate two directors to serve on our Board, which directors are elected by a separate class vote of the holders of Class A Convertible Preferred Stock.

Any directors designated by DDFS would also be entitled to serve on committees of our Board, subject to applicable law and stock exchange rules. Notwithstanding the fact that all directors will be subject to fiduciary duties to us and to applicable law, the interests of any directors designated by DDFS may differ from the interests of our security holders as a whole or of our other directors. See “Description of Capital Stock — Preferred Stock — Class A Convertible Preferred Stock.”

We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to various litigation matters from time to time, which could have a material adverse effect on our business, results of operations and financial condition. Legal claims could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws, employee benefit laws, and tort laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Errors in our retail installment contracts with our customers may render them unenforceable or ineligible for sale. If we have already sold retail installment contracts with errors in them, we may be required to repurchase them.

We enter into purchase agreements, buyer’s orders, retail installment contracts and other contracts with our customers that are generated automatically based upon information the customer enters into our website. The contracts are intended to comply with the applicable consumer lending and other commercial and legal requirements of the relevant jurisdiction in which the sale is made. We face the risk, however, that the auto-generated forms may inadvertently contain errors, omissions or otherwise fail to comply with applicable regulations in a manner that would render such contracts unenforceable. For example, most jurisdictions impose a maximum interest rate cap that we can charge our customers. If we inadvertently or otherwise exceed the relevant cap, our retail installment contracts in such jurisdiction may be unenforceable, and in some instances, we may be required to pay damages or repay any financing charges previously collected. If a significant number of our retail installment contracts are rendered unenforceable, our financial condition and results of operations may be adversely affected.

The third parties who agree to buy our retail installment contracts require that we make certain representations about the enforceability or validity of those contracts. If the retail installment contracts we enter into with our customers and sell to third parties contain errors, we may be required to repurchase those contracts, which could materially and adversely affect our revenue from those contracts and may jeopardize our ability to sell contracts to those third parties in the future.

We may not be able to extend the durations of our sale-leaseback arrangements on similar terms or at all. If we are unable to extend the duration of a sale-leaseback arrangement on acceptable terms, we may be required to vacate properties that are subject to the sale-leaseback arrangement or, in certain instances, we may alternatively be required to purchase the facilities from the lessor.

On November 3, 2017, we entered into a Master Sale-Leaseback Agreement pursuant to which we may sell and lease back up to $75.0 million of our real property interests, including costs for construction improvements. At any time, we may elect to, and beginning November 2, 2019, the purchaser has the right to demand that, we repurchase one or more sold real property interests for an amount equal to the repurchase price provided in the applicable lease and any amounts due and owing under such lease.

We may not be able to extend the November 2, 2019 date in our Master Sale-Leaseback Agreement on similar terms or at all, and we may have insufficient funds or be unable to obtain financing to repurchase the properties pursuant to the terms of the agreement in the event the purchaser demands that we repurchase sold properties. If we are unable to extend the November 2, 2019 date in our Master Sale-Leaseback Agreement on acceptable terms or repurchase the properties subject to the agreement upon the purchaser’s demand, we may be required to vacate such properties. The cost of vacating or repurchasing our real property subject to the agreement may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Organizational Structure

Our principal asset is our indirect interest in Carvana Group, and, accordingly, we depend on distributions from Carvana Group to pay our taxes and expenses, including payments under the Tax Receivable Agreement and dividends on our Class A Convertible Preferred Stock. Carvana Group’s ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our indirect ownership of equity interests in Carvana Group and Carvana, LLC. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, depends on the financial results and cash flows of Carvana Group and its subsidiaries and distributions we receive from Carvana Group. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.

Carvana Group is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Instead, taxable income of Carvana Group is allocated to LLC Unitholders, including Carvana Sub, our wholly owned subsidiary. Accordingly, we incur income taxes on our allocable share of any net taxable income of Carvana Group. Under the terms of the LLC Operating Agreement, Carvana Group is obligated to make tax distributions to LLC Unitholders, including us. We also accrue dividend payment obligations on our Class A Convertible Preferred Stock. In addition to tax and dividend payments, we also incur expenses related to our operations, including payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we may realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. We intend to cause Carvana Group to make cash distributions to the owners of LLC Units in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them, (2) fund all dividends accruing on the Class A Convertible Preferred Stock and (3) cover our operating expenses, including payments under the Tax Receivable Agreement.

However, Carvana Group’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Carvana Group is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Carvana Group insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds. If we are unable to declare and pay the required dividends on the Class A Convertible Preferred Stock for six or more quarterly periods, the holders of the Class A Convertible Preferred Stock will have certain representation rights on our board. In addition, if Carvana Group does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “— Risks Related to This Offering and Ownership of Our Class A Common Stock” and “Dividend Policy,” “Organizational Structure — Tax Receivable Agreement” and “Organizational Structure — Amended and Restated Operating Agreement of Carvana Group.”

Conflicts of interest could arise between our stockholders and the LLC Unitholders, which may impede business decisions that could benefit our stockholders.

Holders of LLC Units have the right to consent to certain amendments to the LLC Operating Agreement, as well as to certain other matters. Holders of these voting rights may exercise them in a manner that conflicts with the interests of our stockholders. Circumstances may arise in the future when the interests of the LLC Unitholders conflict with the interests of our stockholders. As we control Carvana Group, we have certain obligations to the LLC Unitholders that may conflict with fiduciary duties our officers and directors owe to our stockholders. These conflicts may result in decisions that are not in the best interests of stockholders.

We are a “controlled company” within the meaning of the rules of the NYSE and, as a result, we qualify for, but do not currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, the Garcia Parties will continue to control a majority of the combined voting power of Carvana Co. As a result, we will continue to be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the Board consist of independent directors and the requirements that our compensation and nominating and governance committees be composed entirely of independent directors. Following this offering, we do not intend to utilize these exemptions. For so long as we qualify as a “controlled company,” we will maintain the option to utilize some or all of these exemptions. If we utilize these exemptions, we may not have a majority of independent directors and our compensation and nominating and governance committees may not consist entirely of independent directors, and such committees will not be subject to annual performance evaluations. Accordingly, in the event we rely on these exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management — Controlled Company Status.”

The Tax Receivable Agreement requires us to make cash payments to LLC Unitholders in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

In connection with the consummation of our IPO, we entered into a Tax Receivable Agreement with LLC Unitholders. Pursuant to the Tax Receivable Agreement, we will be required to make cash payments to such LLC Unitholders equal to 85% of the tax benefits, if any, that we actually realize, or, in some circumstances, are deemed to realize, as a result of (1) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group, and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share, as a result of any future exchanges of LLC Units held by LLC Unitholders for shares of our Class A common stock or cash, as described under “Organizational Structure — Exchange Agreement” and (2) certain other tax benefits related to payments we make under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to LLC Unitholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon LLC Unitholders maintaining a continued ownership interest in the LLC. See “Organizational Structure — Tax Receivable Agreement.”

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges by LLC Unitholders, the amount of gain recognized by such LLC Unitholders, the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable. The reduction in corporate income tax rates pursuant to recent changes in U.S. federal income tax law will have the effect of reducing the expected value of the tax benefits we are expected to realize as a result of the increase in our proportionate share of the existing tax basis of the assets of Carvana Group arising from future exchanges of LLC Units held by an LLC Unitholder for shares of our Class A common stock or cash. As discussed below, this reduction in the value of such tax benefits is expected to reduce the cash payments we are required to make pursuant to the Tax Receivable Agreement.

The amounts that we may be required to pay to LLC Unitholders under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The Tax Receivable Agreement provides that if (1) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, (2) we breach any of our material obligations under the Tax Receivable Agreement or (3) that if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in that circumstance is based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. See “Organizational Structure — Tax Receivable Agreement.” We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

As a result of a change in control or our election to terminate the Tax Receivable Agreement early, (1) we could be required to make cash payments to LLC Unitholders that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (2) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon LLC Unitholders that will not benefit Class A common stockholders to the same extent as they will benefit LLC Unitholders.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon LLC Unitholders that will not benefit the holders of our Class A common stock to the same extent. We entered into a Tax Receivable Agreement with LLC Unitholders, which will provide for the payment by us to LLC Unitholders of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (1) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group, and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share, as a result of any future exchanges of LLC Units held by an LLC Unitholder for shares of our Class A common stock or cash, as described under “Organizational Structure — Exchange Agreement” and (2) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC

Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Organizational Structure — Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock. The reduction in corporate income tax rates pursuant to recent changes in U.S. federal income tax law will have the effect of reducing the expected value of the tax benefits we are expected to realize as a result of the increase in our proportionate share of the existing tax basis of the assets of Carvana Group arising from future exchanges of LLC Units held by an LLC Unitholder for shares of our Class A common stock or cash. As discussed below, this reduction in the value of such tax benefits is expected to reduce the expected value to us of this 15% of such tax benefits that we will retain.

We will not be reimbursed for any payments made to LLC Unitholders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

We will not be reimbursed for any cash payments previously made to LLC Unitholders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to an LLC Unitholder will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there may not be future cash payments to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings. See “Organizational Structure — Tax Receivable Agreement.”

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from future exchanges of LLC Units for our Class A common stock and from payments made under the Tax Receivable Agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of the increases in tax basis created by any future exchanges of LLC Units (together with shares of our Class B common stock in the case of Class A Units) for our Class A common stock, the payments made pursuant to the Tax Receivable Agreement, and the interest deductions imputed under the Tax Receivable Agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no changes in applicable law or regulations. For example, the reduction in corporate tax rates pursuant to recent changes in U.S. federal income tax law has the effect of reducing the expected value of the tax benefits we realize as a result of the increase in our proportionate share of the existing tax basis of the assets of Carvana Group arising from future exchanges of LLC Units held by an LLC Unitholder for shares of our Class A common stock or cash. The reduction in the value of such tax benefits is expected to have two primary consequences—it reduces the cash payments we expect to be required to make pursuant to the Tax Receivable Agreement and it reduces the expected value to us of the 15% of the amount of such tax benefits that we will retain pursuant to the Tax Receivable Agreement. Additionally, if our actual taxable income were insufficient or there were additional adverse changes in applicable law or regulations, we may be further unable to realize all or a portion of the expected tax benefits and our cash flows and stockholders’ equity could be negatively affected. See “Organizational Structure — Tax Receivable Agreement.”

In certain circumstances, Carvana Group will be required to make distributions to us and the LLC Unitholders and the distributions may be substantial.

Carvana Group is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to its members, including us. We intend to cause Carvana Group to make tax distributions quarterly to the holders of convertible preferred units and Class A Units (including us), in each case on a pro rata basis based on Carvana Group’s net taxable income and to the holders of Class B Units based on such holder’s allocable share of Carvana Group’s net taxable income (rather than on a pro rata basis). Funds used by Carvana Group to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial, and will likely exceed (as a percentage of Carvana Group’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result of the potential differences in the amount of net taxable income allocable to us and the LLC Unitholders it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Carvana Group, the LLC Unitholders would benefit from any value attributable to such accumulated cash balances as a result of its ownership of Class A common stock following an exchange of LLC Units (including any exchange upon an acquisition of us). See “Dividend Policy.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws; or

•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (1) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of Carvana Sub, we control and manage Carvana Sub, which, by virtue of being the sole managing member of Carvana Group, in turn, controls and manages Carvana Group. On that basis, we believe that neither our interest in Carvana Sub nor Carvana Sub’s interest in Carvana Group are “investment securities” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities.” However, if we were to lose the right to manage and control Carvana Sub or if Carvana Sub were to lose the right to manage and control Carvana Group, interests in Carvana Group or Carvana Sub could be deemed to be “investment securities” under the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Liquidity

Our substantial indebtedness could adversely affect our financial flexibility and our competitive position and prevent us from fulfilling our obligations under our credit agreement.

As of December 31, 2017, we had, on a consolidated basis, $248.8 million aggregate principal amount of outstanding indebtedness represented by our vehicle inventory financing and security agreement dated as of July 27, 2015 (as amended, the “Floor Plan Facility”) between us and Ally Financial and $26.6 million aggregate principal amount of outstanding indebtedness represented by our promissory note agreements as of various dates in 2016 and 2017 between us and third-party providers of equipment financing. Also, as of December 31, 2017, we had, on a consolidated basis, $27.3 million of other long-term debt related to our sale leaseback transactions. See “Description of Certain Indebtedness.”

Our substantial indebtedness could have significant effects on our business. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our current and future indebtedness, including our Floor Plan Facility;

•	increase our vulnerability to adverse changes in prevailing economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, the execution of our business strategy and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our cost of borrowing;

•	restrict us from exploiting business opportunities;

•	place us at a disadvantage compared to our competitors that have fewer debt obligations; and

•

limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

Holders of our Class A Convertible Preferred Stock have rights, preferences and privileges that are not held by, and are preferential to, the rights of our Class A common stockholders, which could adversely affect our liquidity and financial condition, and may result in the interests of such holders differing from those of our Class A common stockholders.

Holders of Class A Convertible Preferred Stock have the right to receive a liquidation preference entitling them to be paid out of our assets available for distribution to stockholders before any payment may be made to holders of any other class or series of capital stock, an amount equal to the greater of (a) 100% of the liquidation preference thereof plus all accrued dividends or (b) the amount that such holders would have been entitled to receive upon our liquidation, dissolution and winding up if all outstanding shares of Class A Convertible Preferred Stock had been converted into Class A common stock immediately prior to such liquidation, dissolution or winding up.

In addition, dividends on the Class A Convertible Preferred Stock accrue and are cumulative at the rate of 5.50% per annum, payable in cash quarterly in arrears. These dividend obligations could impact our liquidity and reduce the amount of cash flows available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes. Our obligations to the holders of Class A Convertible Preferred Stock could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. The preferential rights could also result in divergent interests between holders of the Class A Convertible Preferred Stock and holders of our Class A common stock. See “Description of Capital Stock — Preferred Stock — Class A Convertible Preferred Stock.”

Despite current indebtedness levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We may incur significant additional indebtedness in the future. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. Additionally, some of our debt accrues interest at a variable rate that is based on LIBOR or other market rates; if those market rates rise, so too will the amount we need to pay to satisfy our debt obligations. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also adversely affect our ability to incur additional indebtedness.

We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful, and we may be unable to meet our scheduled debt service obligations.

In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair, and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay our indebtedness. If any of these risks are realized, our business and financial condition would be adversely affected.

Risks Related to This Offering and Ownership of our Class A Common Stock

The Garcia Parties control us and will continue to control us following this offering and their interests may conflict with ours or yours in the future.

The Garcia Parties hold approximately 97% of the voting power of our outstanding capital stock through their beneficial ownership of our Class A common stock and Class B common stock as of December 31, 2017. Immediately following this offering of Class A common stock, the Garcia Parties will together hold approximately 96% of the voting power of our outstanding capital stock (or approximately 95% if the underwriters exercise their option to purchase additional shares in full) through their beneficial ownership of our Class A common stock and Class B common stock. The Garcia Parties are entitled to ten votes per share of Class B common stock they beneficially own, for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). Our Class A common stock, which is the stock we are selling in this offering, will have one vote per share. So long as the Garcia Parties continue to beneficially own a sufficient number of shares of Class B common stock, even if they beneficially own significantly less than 50% of the shares of our outstanding capital stock, the Garcia Parties will continue to be able to effectively control our decisions. For example, if the Garcia Parties hold Class B common stock amounting to 25% of our outstanding capital stock, they would collectively control 77% of the voting power of our capital stock.

As a result, the Garcia Parties have the ability to elect all of the members of our Board and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions. The interests of the Garcia Parties may not in all cases be aligned with your interests.

In addition, the Garcia Parties can determine the outcome of all matters requiring stockholder approval, cause or prevent a change of control of our company or a change in the composition of our Board, and preclude any acquisition of our company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

In addition, the Garcia Parties may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the Garcia Parties could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. The Garcia Parties may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One of the Garcia Parties, Ernest Garcia, II, is the chairman of the board of directors and controlling shareholder of DriveTime, which could compete more directly with us in the future. Furthermore, there can be no assurances that DriveTime will enter into any new agreements, arrangements, extensions or renewals of existing agreements or arrangements with us on the same or similar terms, or at all. Our amended and restated certificate of incorporation provides that none of the Garcia Parties or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Garcia Parties also may pursue acquisition opportunities that may otherwise be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

For a description of the dual class structure, see the section “Description of Capital Stock.”

You will suffer immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase.

The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our as adjusted net tangible book value per share. Based on the public offering price for our Class A common stock of $27.50 per share, you will incur immediate dilution in net tangible book value per share of $24.37. Dilution is the difference between the offering price per share and the as adjusted net tangible book value per share of our Class A common stock immediately after the offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See ‘‘Dilution.’’

You may be diluted by future issuances of additional Class A common stock or LLC Units in connection with our incentive plans, acquisitions or otherwise, and future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our amended and restated certificate of incorporation authorizes us to issue shares of our Class A common stock and options, rights, warrants and appreciation rights relating to our Class A common stock for the consideration of and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. The LLC Operating Agreement also authorizes Carvana Group to issue additional LLC Units whether in connection with an acquisition or otherwise. The LLC Unitholders may, at any time following the expiration of any lock-up period under the lock-up agreements, require Carvana Group to redeem all or a portion of their LLC Units in exchange for, at our election, (1) a cash payment by Carvana Group or (2) newly issued shares of Class A common stock, in each case in accordance with the terms and conditions of the Exchange Agreement. See “Organizational Structure — Exchange Agreement.” The market price of shares of our Class A common stock could decline as a result of these exchanges or the perception that an exchange could occur. These exchanges, or the possibility that these exchanges may occur, also might make it more difficult for holders of our Class A common stock to sell such stock in the future at a time and at a price that they deem appropriate.

We have reserved 12.7 million shares of Class A common stock available for future issuance under our 2017 Incentive Plan, and we have granted options to purchase 0.8 million shares of Class A common stock to certain consultants, directors and employees, in each case, as of December 31, 2017. Any Class A common stock that we issue, including under our 2017 Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We and our executive officers and directors and certain of our LLC Unitholders, including the Garcia Parties, subject to certain exceptions, have agreed that, without the prior written consent of Wells Fargo Securities, LLC and Citigroup Global Markets Inc., on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock, subject to certain exceptions. Wells Fargo Securities, LLC and Citigroup Global Markets Inc., in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See ‘‘Underwriting.’’

The market price of our Class A common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of Class A common stock or other equity securities.

Pursuant to the LLC Operating Agreement, we may elect to issue shares of Class A common stock to fund a redemption of LLC Units for cash. Any sales in connection with exchange rights, or the prospect of any such sales, could materially impact the market price of our Class A common stock and could impair our ability to raise capital through future sales of equity securities. For a further description of the exchange rights, see ‘‘Organizational Structure — Exchange Agreement.’’

We have entered into a Registration Rights Agreement with certain LLC Unitholders. Any sales in connection with the Registration Rights Agreement, or the prospect of any such sales, could materially impact the market price of our Class A common stock and could impair our ability to raise capital through future sales of equity securities. For a further description of our Registration Rights Agreement, see ‘‘Certain Relationships and Related Party Transactions —Registration Rights Agreement.’’

Our Class A common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the public offering price.

Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares at or above the price you paid for them. Many factors, which are outside our control, may cause the market price of our Class A common stock to fluctuate significantly, including those described elsewhere in this ‘‘Risk Factors’’ section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the size of our public float;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	adverse resolution of new or pending litigation against us; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

As a result, volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

Substantial blocks of our total outstanding shares may be sold into the market, including by the selling stockholders in this offering. If there are substantial sales of shares of our Class A common stock, the price of our Class A common stock could decline.

The price of our Class A common stock could decline if there are substantial sales of our Class A common stock (including sales of Class A common stock issuable upon conversion of Class A Convertible

Preferred Stock or exchange of LLC Units), particularly sales by our directors, executive officers, and significant stockholders, or if there is a large number of shares of our Class A common stock available for sale. The selling stockholders in this offering include DriveTime, which is owned and controlled by Ernest Garcia, II, as well as certain of our executive officers and one of our directors. The sale of Class A common stock by these selling stockholders may cause the price of our Class A common stock to decline. After this offering, we will have 30,066,289 shares of our Class A common stock outstanding. All of the shares of Class A common stock sold in our IPO and in this offering will be available for sale in the public market. Substantially all of our outstanding securities convertible into or exchangeable or exercisable for shares of our capital stock, including LLC Units are also available to be sold in the public market, except that the selling stockholders, our directors, executive officers and certain of our LLC Unitholders, including the Garcia Parties, have entered into lock-up agreements in connection with this offering that will restrict them from selling their shares for an additional 90 days from the date of this prospectus. See “Underwriting — Lock-Up Agreements.” Certain shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) and various vesting agreements.

Certain of our LLC Unitholders will have rights, subject to some conditions, to require us to file registration statements covering Class A common stock issuable to them upon exchange of their LLC Units. We would be required to include Class A common shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. We also intend to register shares of Class A common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

Wells Fargo Securities, LLC and Citigroup Global Markets Inc., in their sole discretion, may release our stockholders from the restrictive provisions contained in the lock-up agreements entered into in connection with this offering prior to the expiration of such restrictive provisions.

The market price of the shares of our Class A common stock could decline as a result of the sale of a substantial number of our shares of Class A common stock in the public market or the perception in the market that the holders of a large number of such shares intend to sell their shares.

We do not intend to pay dividends on our Class A common stock for the foreseeable future.

We currently have no intention to pay dividends on our Class A common stock at any time in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. Certain of our debt instruments contain covenants that restrict the ability of our subsidiaries to pay dividends to us. In addition, despite our current indebtedness, we may still be able to incur additional debt in the future, and such indebtedness may restrict or prevent us from paying dividends on our Class A common stock. Furthermore, our ability to declare and pay dividends may be limited by instruments governing future indebtedness we may incur.

Delaware law and certain provisions in our certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our company.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and our amended and restated by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our Board, including, but not limited to, the following:

•

the Garcia Parties are entitled to ten votes for each share of our Class B common stock they hold of record on all matters submitted to a vote of stockholders for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock);

•	at such time as there are no outstanding shares of Class B common stock, only our Board may call special meetings of our stockholders;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	we require advance notice and duration of ownership requirements for stockholder proposals.

Our amended and restated certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law (the “DGCL”), and will prevent us from engaging in a business combination with a person (excluding the Garcia Parties and their transferees) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. See “Description of Capital Stock — Anti-Takeover Provisions.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our Class A common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation provides, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. The forum selection clause in our certificate may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to auditor attestation requirements and disclosure about our executive compensation, that apply to other public companies.

We are an ‘‘emerging growth company,’’ as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not ‘‘emerging growth companies,’’ including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (3) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of shareholder approval of any golden parachute payments not previously approved. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our Class A common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We will remain an ‘‘emerging growth company’’ until the earliest of (a) December 31, 2022, (b) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (c) the date that we become a ‘‘large accelerated filer’’ as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most-recently completed second fiscal quarter and (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to remediate material weaknesses in our internal control over financial reporting or otherwise establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

As a public reporting company, we are subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations require that, among other things, we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. Our management team, including our Chief Executive Officer and Chief Financial Officer, has limited experience managing a publicly traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the ‘Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be engaged to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an ‘‘emerging growth company,’’ as defined in the JOBS Act.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting, when required, or if material weaknesses in our internal control over financial reporting is identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

An active trading market for our Class A common stock may not be sustained.

Although our Class A common stock is currently listed on the NYSE, an active trading market for our Class A common stock may not be sustained. Accordingly, if an active trading market for our Class A common is not maintained, the liquidity of our Class A common stock, your ability to sell your shares of our Class A common stock when desired and the prices that you may obtain for your shares of Class A common stock will be adversely affected.

We will have broad discretion in the use of net proceeds from this offering.

We intend to contribute the net proceeds from this offering to our wholly owned subsidiary, Carvana Sub, that will in turn acquire newly-issued Class A Units in Carvana Group at a purchase price per Class A Unit based on the offering price per share of Class A common stock in this offering less underwriting discounts and commissions. In turn, Carvana Group intends to use the net proceeds it receives from us for general corporate purposes. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. See “Use of Proceeds.”

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If we fail to meet the expectations of analysts for our operating results, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation and the effectiveness and completion of this offering are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our history of losses and ability to maintain profitability in the future;

•	our ability to effectively manage our rapid growth;

•	our ability to maintain customer service quality and reputational integrity and enhance our brand;

•	our limited operating history;

•	the seasonal and other fluctuations in our quarterly operating results;

•	our relationship with DriveTime;

•	our management’s accounting judgments and estimates, as well as changes to accounting policies;

•	our ability to compete in the highly competitive industry in which we participate;

•	the changes in prices of new and used vehicles;

•	our ability to acquire desirable inventory;

•	our ability to sell our inventory expeditiously;

•	our ability to sell and generate gains on the sale of automotive finance receivables;

•	our dependence on the sale of automotive finance receivables for a substantial portion of our gross profits;

•	our reliance on credit data for the automotive finance receivables we sell;

•	our ability to successfully market and brand our business;

•	our reliance on Internet searches to drive traffic to our website;

•	our ability to comply with the laws and regulations to which we are subject;

•	the changes in the laws and regulations to which we are subject;

•	our ability to comply with the TCPA;

•	the evolution of regulation of the Internet and eCommerce;

•	our ability to grow complementary product and service offerings;

•	our ability to address the shift to mobile device technology by our customers;

•	risks related to the larger automotive ecosystem;

•	the geographic concentration where we provide services and recondition and store vehicle inventory;

•	our ability to raise additional capital;

•	our ability to maintain adequate relationships with the third parties that finance our vehicle inventory purchases;

•	the representations we make in our finance receivables we sell;

•	our reliance on our proprietary credit scoring model in the forecasting of loss rates;

•	our reliance on internal and external logistics to transport our vehicle inventory;

•

the risks associated with the construction and operation of our inspection and reconditioning centers, fulfillment centers and vending machines, including our dependence on one supplier for construction and maintenance for our vending machines;

•	our ability to finance vending machines and inspection and reconditioning centers;

•	our ability to protect the personal information and other data that we collect, process and store;

•	disruptions in availability and functionality of our website;

•	our ability to protect our intellectual property, technology and confidential information;

•	our ability to defend against claims that our employees, consultants or advisors have wrongfully used or disclosed trade secrets or intellectual property;

•	our ability to defend against intellectual property disputes;

•	our ability to comply with the terms of open source licenses;

•	conditions affecting automotive manufacturers, including manufacturer recalls;

•	our reliance on third party technology to complete critical business functions;

•	our dependence on key personnel to operate our business;

•	the diversion of management’s attention and other disruptions associated with potential future acquisitions;

•	risks relating to the ability of our Class A Convertible Preferred Stock holder to influence our business;

•	the legal proceedings to which we may be subject in the ordinary course of business;

•	potential errors in our retail installment contracts with our customers that could render them unenforceable; and

•	risks relating to our corporate structure and tax receivable agreements; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $173.3 million, after deducting underwriting discounts and commissions but before deducting estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering.

We intend to contribute our net proceeds to our wholly owned subsidiary, Carvana Sub, that will in turn use such net proceeds to acquire 8,250,000 newly-issued Class A Units in Carvana Group at a purchase price per Class A Unit based on the public offering price of $27.50 per share, less underwriting discounts and commissions.

In turn, Carvana Group intends to use the net proceeds for general corporate purposes. We expect these general corporate purposes to include funding working capital, capital expenditures, operating expenses and the selective pursuit of business development opportunities, including to expand our current business through acquisitions of, or investments in, other businesses, products or technologies. At this time, we have not specifically identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.

The principal purpose of this offering is to obtain additional capital to fund our operations and growth, facilitate an orderly distribution of shares for the selling stockholders, and increase our public float. Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government and/or pay down a portion of the borrowings outstanding under our Floor Plan Facility. Our Floor Plan Facility matures December 31, 2018, and may be extended for an additional 364-day period at the lender’s sole discretion. We are required to make monthly interest payments on borrowings under the Floor Plan Facility at a rate per annum equal to 1-month LIBOR plus 365 basis points. See “Description of Certain Indebtedness — Floor Plan Facility.”

MARKET PRICE OF OUR CLASS A COMMON STOCK

Our Class A common stock began trading on the NYSE under the symbol “CVNA” on April 28, 2017. Prior to that, there was no public market for our Class A common stock. The table below sets forth, for the periods indicated below, the high and low sales prices per share of our Class A common stock on the NYSE as reported by Bloomberg since April 28, 2017.

2017	High	Low
Second Quarter	$23.70	$8.14
Third Quarter	$23.52	$13.44
Fourth Quarter	$24.89	$12.17

2018	High	Low
First Quarter	$23.50	$16.02
Second Quarter (through April 25, 2018)	$31.35	$21.76

On April 25, 2018, the closing price as reported by Bloomberg of our Class A common stock was $29.26 per share. As of April 25, 2018, we had 646 holders of record of our Class A common stock.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our Class A common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends on our Class A common stock will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board deems relevant.

CAPITALIZATION

The following table describes our cash and cash equivalents and consolidated capitalization as of December 31, 2017:

•	on an actual basis; and

•

on an as adjusted basis, after giving effect to the sale by us and the selling stockholders of shares of Class A common stock in this offering at the public offering price of $27.50 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional shares from one of the selling stockholders.

You should read this table in conjunction with the consolidated financial statements and the related notes, ‘‘Use of Proceeds,’’ ‘‘Organizational Structure,’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ included elsewhere in this prospectus.

	As of December 31, 2017
	Historical	As Adjusted
	(dollars in millions, except per share data)
Cash and cash equivalents(1)	$172.7	$345.1

Indebtedness:
Long-term debt	$53.6	$53.6
Floor Plan Facility(2)	248.8	248.8

Total indebtedness	302.4	302.4

Total equity:
Class A Convertible Preferred Stock, $0.01 par value per share(3)	97.1	97.1
Class A common stock, $0.001 par value per share(4)	—	—
Class B common stock, $0.001 par value per share(5)	0.1	0.1
Additional paid-in-capital	41.4	88.9
Accumulated deficit	(12.9)	(12.9)

Stockholders’ equity	125.7	173.2
Non-controlling interests(6)	153.8	278.8

Total stockholders’ equity	279.5	452.0

Total capitalization	$581.9	$754.4

(1)	As adjusted cash and cash equivalents reflects net proceeds after deducting discounts, commissions and certain legal, accounting, investment banking and other related expenses.

(2)	Our Floor Plan Facility provides for aggregate borrowings of up to $275.0 million through December 31, 2017 and up to $350.0 million from January 1, 2018 through December 31, 2018. As of December 31, 2017, approximately $248.8 million was outstanding under the Floor Plan Facility and $26.2 million of borrowing capacity remained available (reflecting an aggregate total commitment of $275.0 million). See “Description of Certain Indebtedness — Floor Plan Facility.”

(3)	On December 5, 2017, we sold 100,000 shares of Class A Convertible Preferred Stock for a purchase price of $100.0 million and net proceeds of approximately $98.5 million. The Convertible Preferred Stock has a par value of $0.01 per share and a liquidation value of $1,000 per share. There are 100,000 shares authorized and 100,000 shares issued and outstanding. See “Description of Capital Stock —Preferred Stock — Class A Convertible Preferred Stock.”

(4)	500.0 million shares authorized; 18.1 million shares issued and outstanding on an actual basis and 29.1 million shares issued and outstanding on an as adjusted basis.

(5)	125.0 million shares authorized, and 114.7 million shares issued and outstanding on an actual basis and 110.7 million shares issued and outstanding on an as adjusted basis.

(6)	As adjusted for this offering, Carvana Co. will own approximately 21% of Carvana Group and the LLC Unitholders will own the remaining 79%.

The number of shares of our Class A common stock to be outstanding after the completion of this offering excludes (i) the shares of Class A common stock that may be issuable upon exercise of redemption and exchange rights held by the LLC Unitholders, (ii) 12.7 million shares of Class A common stock reserved for future issuance under our 2017 Incentive Plan and options to purchase 0.8 million shares of Class A common stock that have been issued under our 2017 Incentive Plan as of December 31, 2017, and (iii) 5.1 million shares of Class A common stock that may be issuable upon conversion of the 100,000 outstanding shares of our Class A Convertible Preferred Stock, subject to conversion price adjustments.

DILUTION

Because the LLC Unitholders do not own any Class A common stock or other economic interests in Carvana Co., we have presented dilution in net tangible book value per share assuming that all of the LLC Unitholders (other than Carvana Sub) had their LLC Units redeemed or exchanged for newly-issued shares of Class A common stock rather than for cash and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Carvana Co.) in order to more meaningfully present the dilutive impact to the investors in this offering. We refer to the assumed redemption or exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution results from the fact that the public offering price per share of the Class A common stock is substantially in excess of the as adjusted net tangible book value per share of Class A common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of Class A common stock outstanding including those shares related to the Assumed Redemption. If you invest in our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our Class A common stock after this offering.

Our as adjusted net tangible book value as of December 31, 2017 was $452.0 million, or $3.13 per share of Class A common stock including the Assumed Redemption and this offering. This represents an immediate increase in net tangible book value to our existing Class A common stockholders and LLC Unitholders of $1.10 per share and an immediate dilution to new investors in this offering of $24.37 per share, based upon the public offering price of $27.50 per share. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.

The following table illustrates this dilution:

Public offering price per share		$27.50
Net tangible book value per share as of December 31, 2017 before this offering(1)	$2.03
Increase per share attributable to the investors in this offering	1.10

As adjusted net tangible book value per share after this offering		3.13

Dilution per share to the investors in this offering		$24.37

(1)	The computation of net tangible book value per share as of December 31, 2017 before this offering is as follows:

(in thousands, except per share data)
Book value of tangible assets	$641,137
Less: total liabilities	361,593

Net tangible book value	$279,544

Shares of Class A common stock outstanding prior to this offering	18,096
Assumed Redemption	119,806

Shares of Class A common stock outstanding including the Assumed Redemption	137,902

Net tangible book value per share	$2.03

The following table summarizes as of December 31, 2017, after giving effect to this offering, the number of shares of Class A common stock purchased from us, the total consideration paid and the average price per share paid by the existing shareholders, including LLC Unitholders, and by the purchasers in this offering, based upon the public offering price of $27.50 per share and before deducting underwriting discounts and commissions and estimated offering expenses (in thousands, except per share data):

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing Class A common stockholders and LLC Unitholders	137,902	95%	$545,065	75%	$3.95
Investors in this offering	6,600	5	181,500	25	27.50

Total	144,502	100%	$726,565	100%	$5.03

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Carvana Co. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, after giving effect to the Assumed Redemption, the existing Class A common stockholders and LLC Unitholders would collectively own approximately 95% and the investors in this offering would own approximately 5% of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, after giving effect to the Assumed Redemption, the as adjusted net tangible book value per share after this offering would be $3.13 per share, and the dilution in the net tangible book value per share to the investors in this offering would be $24.37 per share.

The tables and calculations above are based on the number of shares of Class A common stock outstanding as of December 31, 2017 after giving effect to the Assumed Redemption and excluding an aggregate of 12.7 million shares of Class A common stock reserved for issuance under our 2017 Incentive Plan and options to purchase an aggregate of 0.8 million shares of Class A common stock that have been issued to certain consultants, employees and our directors under our 2017 Incentive Plan. To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the public offering price, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operation plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present, as of the dates and for the periods indicated, the selected consolidated financial data for Carvana Co. and its subsidiaries. The selected consolidated statement of operations data for each of the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 presented below have been derived from the audited consolidated financial statements of Carvana Co. and its subsidiaries, included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2015 presented below has been derived from the audited consolidated financial statements of Carvana Group, LLC and its subsidiaries not included in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.

The information set forth below should be read together with the ‘‘Prospectus Summary — Summary Historical Financial and Other Data,’’ ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Year Ended December 31,
	2015	2016	2017
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Sales and operating revenues:
Used vehicle sales, net	$124,972	$341,989	$796,915
Wholesale vehicle sales	3,743	10,163	28,514
Other sales and revenue(1)	1,677	12,996	33,441

Net sales and operating revenues	130,392	365,148	858,870
Cost of sales	129,046	345,951	790,779

Gross profit	1,346	19,197	68,091
Selling, general and administrative expenses	36,678	108,676	223,400
Interest expense(2)	1,412	3,587	7,659
Other expense, net	36	46	1,348

Loss before income taxes	(36,780)	(93,112)	(164,316)
Income tax provision	—	—	—

Net loss	(36,780)	(93,112)	(164,316)
Less: net loss attributable to non-controlling interests	—	—	(101,475)

Net loss attributable to Carvana Co.	$(36,780)	$(93,112)	$(62,841)

Net loss per share of Class A common stock, basic and diluted(3)	$(0.27)	$(0.68)	$(1.31)
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$43,134	$39,184	$172,680
Vehicle inventory	$68,038	$185,506	$227,446
Total assets	$136,012	$335,833	$641,137
Floor Plan Facility	$42,302	$165,313	$248,792
Long-term debt, excluding current portion	—	$4,404	$48,469
Class A Convertible Preferred Stock	—	—	$97,127

(1)	Includes $0, $460 and $8,947 of other sales and revenues from related parties for the years ended December 31, 2015, 2016 and 2017, respectively.

(2)	Includes $0, $0 and $1,382 of interest expense to related parties for the years ended December 31, 2015, 2016 and 2017, respectively.

(3)	Amounts for periods prior to the IPO have been retrospectively adjusted to give effect to 15.0 million shares of Class A common stock issued in the IPO and the Organizational Transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”

Overview

Carvana is a leading eCommerce platform for buying used cars. We are transforming the used car buying experience by giving consumers what they want — a wide selection, great value and quality, transparent pricing and a simple, no pressure transaction. Each element of our business, from inventory procurement to fulfillment and overall ease of the online transaction, has been built for this singular purpose.

Since the launch of our first market in January 2013 through December 31, 2017, we have purchased, reconditioned, sold and delivered approximately 71,900 vehicles to customers through our website, generating $1.4 billion in revenue.

Our business combines a comprehensive online sales experience with a vertically-integrated supply chain that allows us to sell high quality vehicles to our customers transparently and efficiently at a low price. Using our website, customers can complete all phases of a used vehicle purchase transaction. Specifically, our online sales experience allows customers to:

•

Purchase a used vehicle.    As of December 31, 2017, we listed over 9,500 vehicles for sale on our website, where customers can select and purchase a vehicle, including arranging financing and signing contracts, directly from their desktop or mobile device. Selling used vehicles to retail customers is the primary driver of our business. Selling used vehicles generates revenue equal to the selling price of the vehicle, less an allowance for returns, and also enables multiple additional revenue streams, including VSCs, GAP waiver coverage and trade-ins.

•

Finance their purchase.    Customers can pay for their Carvana vehicle using cash, our proprietary loan origination platform or financing from third parties such as banks or credit unions. Customers who choose to apply for our in-house financing fill out a short application form, select from a range of financing terms we provide, and, if approved, apply the financing to their purchase in our online checkout process. We generally seek to sell the automotive finance receivables we originate to third party financing partners and earn a premium on each sale.

•

Protect their purchase.    Customers have the option to protect their vehicle with a CarvanaCare-branded VSC as part of our online checkout process. VSCs provide customers with insurance against certain mechanical repairs after the expiration of their vehicle’s original manufacturer warranty. We earn a fee for selling VSCs on behalf of an affiliate of DriveTime and, prior to December 2016, third parties, who are the obligors under these VSCs. We generally have no contractual liability to customers for claims under these agreements. We also recently began offering GAP waiver coverage to customers in most states. This product contractually obligates the holder of the underlying finance receivable to cancel the remaining principal outstanding after insurance proceeds in a total loss event.

•	Sell us their car. We allow our customers to trade-in a vehicle and apply the trade-in value to their purchase, or to sell us a vehicle independent of a purchase. Using our digital appraisal tool,

customers can complete a short appraisal form and receive an offer for their trade-in nearly instantaneously. We generate trade-in offers using a proprietary valuation algorithm supported by extensive used vehicle market and customer behavior data. When customers accept our offer, we take their vehicles into inventory and sell them either at auction as a wholesale sale or through our website as a retail sale. Vehicles sold at auction typically do not meet the quality or condition standards required to be included in retail inventory displayed for sale on our website.

To enable a seamless customer experience, we have built a vertically-integrated used vehicle supply chain, supported by proprietary software systems and data.

•

Vehicle sourcing and acquisition.    We acquire the majority of our used vehicle inventory from wholesale auctions. We also, to a lesser extent, acquire vehicles from consumers and directly from used vehicle suppliers, including franchise and independent dealers, leasing companies and car rental companies. Using proprietary machine learning algorithms and data from a variety of internal and external sources, we evaluate tens of thousands of vehicles daily to determine their fit with consumer demand, internal profitability targets and our existing inventory mix.

•

Inspection and reconditioning.    After acquiring a vehicle, we transport it to one of our IRCs, where it undergoes a 150-point inspection and is reconditioned to meet “Carvana Certified” standards. This process is supported by a custom used vehicle inventory management system, which tracks vehicles through each stage of the process and is seamlessly integrated with auto parts suppliers to facilitate the procurement of required parts.

•

Photography and merchandising.    We photograph vehicles using our proprietary photo booths located at each of our IRCs. This allows us to display interactive, 360-degree images of each vehicle on our website. We also annotate each vehicle image with a list of features and imperfections to assist our customers in their evaluation of each vehicle for purchase. Our 360-degree photo and annotation processes are enabled by proprietary imaging technology and integrations with various vehicle data providers for vehicle feature and option information.

•

Logistics and fulfillment.    We transport vehicles purchased by our customers to their local market for home delivery or pick-up. In markets where we have launched operations, delivery to the customer is completed by a Carvana employee in a branded delivery truck. In a subset of these markets, customers have the option of picking up their car at one of our vending machines. These vending machines are multi-story glass towers where our customers deposit a token into a coin slot and an automated platform delivers the purchased vehicle to a garage bay where the customer is waiting. Our vending machines provide an attractive and unique customer pick-up experience, developing brand awareness while lowering our variable vehicle delivery expense. Our logistics and fulfillment operations are supported by our proprietary vehicle transportation management system, which optimizes the scheduling of transport routes and delivery slots.

On May 3, 2017, we completed our IPO of 15.0 million shares of Class A common stock at a public offering price of $15.00 per share. We received $205.8 million in proceeds, net of underwriting discounts and commissions and offering expenses. On December 5, 2017, we sold 100,000 shares of Class A Convertible Preferred Stock for net proceeds of approximately $98.5 million. We used a portion of the net proceeds from the IPO to repay the $35.0 million of outstanding borrowings plus accrued interest under the credit facility for an amount up to $50.0 million that we entered into with Verde on February 27, 2017 (the “Verde Credit Facility”). We have and will continue to use the remainder of net proceeds from both transactions for general corporate purposes. These general corporate purposes include funding working capital, operating expenses and the selective pursuit of business development opportunities, including to expand our current business through acquisitions of, or investments in, other businesses, products or technologies. For more information about our Class A Convertible Preferred Stock, see “Description of Capital Stock—Preferred Stock—Class A Convertible Preferred Stock.”

Unit Sales

Since launching to customers in Atlanta, Georgia in January 2013, we have experienced rapid growth in sales through our website. During the year ended December 31, 2017, the number of vehicles we sold to retail customers grew by 135.9% to 44,252, compared to 18,761 in the year ended December 31, 2016. During the year ended December 31, 2016, the number of vehicles we sold to retail customers grew by 187.6% to 18,761, compared to 6,523 in the year ended December 31, 2015. During the year ended December 31, 2015, our unit sales grew by 209.9% to 6,523, compared to 2,105 in the year ended December 31, 2014.

We view the number of vehicles we sell to retail customers as the most important measure of our growth, and we expect to continue to focus on building a scalable platform to increase our retail units sold. This focus on retail units sold is motivated by several factors:

•

Retail units sold enable multiple revenue streams, including the sale of the vehicle itself, the sale of automotive finance receivables originated to finance the vehicle, the sale of VSCs, the sale of GAP waiver coverage and the sale of vehicles acquired from customers as trade-ins.

•

Retail units sold are the primary driver of customer referrals and repeat sales. Each time we sell a vehicle to a new customer, that customer becomes a candidate to refer future customers and can become a repeat buyer in the future.

•

Retail units sold is an important driver of the average number of days between vehicle acquisition by us and the sale to a customer. Reducing average days to sale impacts gross profit on our vehicles because used cars depreciate over time.

•

Retail units sold allow us to benefit from economies of scale due to our centralized online sales model. We believe our model provides meaningful operating leverage in acquisition, reconditioning, transport, customer service and delivery.

We plan to invest in technology and infrastructure to support growth in unit sales. This includes continued investment in our acquisition, reconditioning, and logistics network, as well as continued investment in product development and engineering to deliver customers a best-in-class experience.

Markets

Our growth in retail units sold is driven by expansion into new markets and increased penetration in our existing markets. We define a market as a metropolitan area in which we have commenced local advertising and offer free home delivery to customers with a Carvana employee and branded delivery truck. Opening a new market involves hiring a team of customer advocates, connecting the market to our existing logistics network and initiating local advertising. Each new market has typically required approximately $0.5 million in capital expenditures, primarily related to the acquisition of one to two branded delivery trucks, a multi-car hauler to connect the market to our logistics network and furniture, fixtures and equipment in a local office space. As a market scales, we may elect to build a vending machine in the market to improve fulfillment and further increase customer awareness. Each new vending machine has required on average $5.0 million of capital expenditures, depending on the number of stories in the vending machine tower and local market conditions.

Our capital- and headcount-light expansion model has enabled us to increase our rate of market openings in each of the past five years. After opening Atlanta, Georgia in 2013, we opened two markets in 2014, six in 2015, twelve in 2016, and 23 in 2017, bringing our total number of markets to 44 as of December 31, 2017. Over this period, we have continually improved our market expansion playbook, which we believe provides us with the capability to accelerate this rate of market openings in the future.

When we open a market, we commence advertising using a blend of brand and direct advertising channels. Our advertising spend in each market is approximately proportionate to each market’s population, subject to adjustments based on specific characteristics of the market, used vehicle market seasonality and special events such as vending machine openings. This historically has led to increased market penetration over time following the market opening. Beginning in the second quarter of 2017, we increased national television advertising spend. With our growth into new markets, national television advertising is becoming more economically efficient compared to purchasing several local television advertising campaigns.

Market Cohorts

Many of our markets are in a nascent stage, making company-wide measures potentially less informative than measurements of seasoned markets. More than half of our markets opened in 2017. The graphs below provide alternative metrics related to unit sales performance and customer acquisition costs, examining our progress based on when we commenced operations in the market.

We measure penetration in each cohort based on our retail unit sales to customers in that cohort and an estimate of used vehicle market size in that cohort based on U.S. used vehicle sales per capita. Cohorts differ based on the number and average population of markets in the cohort, the timing of market openings in the first fiscal year of the cohort and other demographic or economic differences across cohorts. However, taken as a whole, they illustrate how our penetration over time evolves as markets age.

The following graphs present market penetration and customer acquisition costs by cohort as a time series by quarters in operation. Markets are first grouped into cohorts based on the year in which they began local delivery operations, then data is aligned by first quarter in operation results, however we only display data for periods in which all markets were active. For example, the 2017 cohort presented below is a single quarterly data point as of December 31, 2017 because markets that opened in the fourth quarter of 2017 have only been open for a single quarter. This data point for the 2017 cohort represents each market’s results from its first quarter of operations and therefore includes data from each calendar quarter of 2017. We chose this approach because it avoids a number of distortions that can occur by including periods in which not all markets were open.

Our markets showed continued improvement in 2017 with penetration expanding in our existing markets and our newly launched markets off to the best start in our history. These trends have been supported by growing brand recognition, increasing word of mouth referrals and internal improvements, including more extensive vehicle inventory and various mobile and desktop website enhancements. As markets mature, we generally see consistent declines in customer acquisition costs reflecting advertising expenditures being spread over an increased number of units sold. Cohorts have generally followed similar patterns of increased market penetration and declining advertising expense per retail unit sold as each cohort matures, which we believe illustrates the likely replicability of our model as we expand into new markets.

The 2013 cohort, consisting of just Atlanta, our oldest and largest market, continued to show impressive growth of 44% in 2017, reaching market penetration of 1.54% in the fourth quarter of 2017 compared to 1.07% in fourth quarter of 2016. This growth helped leverage our advertising cost per unit in Atlanta to $440 in the fourth quarter of 2017 compared to $551 in the fourth quarter of 2016. Additionally, our other market cohorts continue to grow quickly, leverage advertising costs, and with our move towards national television advertising, new markets are launching with lower customer acquisition costs. For example, in the first quarter of operations in 2017, advertising cost per unit was $3,749, less than half of the first quarter levels in 2016 or 2015.

Relative to our other cohorts, the 2014 market cohort (consisting of Nashville and Charlotte) showed a slower rate of growth in 2017. We believe that this was caused by an extended marketing test we ran with Nashville and Charlotte receiving a marketing mix that ultimately proved less effective than the marketing mix we ran in other markets. By continually testing marketing channels and creative content across markets, we can optimize our marketing strategies over time. We expect to continue running these tests in the future, which could result in suboptimal conditions for a period of time in any one or more markets.

In addition to sales in our markets, we sell vehicles to customers outside of our markets. Retail units sold to customers outside of our markets were 8,967, or 20.3%, of total retail units sold in the year ended December 31, 2017 and 3,963, or 21.1%, of total retail units sold in the year ended December 31, 2016. Sales outside of our markets in 2017 were impacted by two offsetting factors. The first was the introduction of national television advertising, which had a positive impact on out-of-market sales, other factors being equal, due to increased awareness of our brand. The second was our continued expansion to new markets, which had a negative impact, other factors being equal, since some areas that were previously out-of-market became part of our 2017 market cohort. We expect these two offsetting factors to continue to impact out-of-market sales going forward, but ultimately expect these sales to decline as a percent of total sales as we open more markets over time. Advertising costs outside of our markets totaled $7.9 million and $3.1 million during the years ended December 31, 2017 and 2016, respectively, and include production costs, pre-opening advertising costs, and a portion of national television advertising representative of the population not served by an open market

Revenue and Gross Profit

Our expansion into new markets and increased penetration in existing ones has led to growth in retail unit sales. We generate revenue on retail units sold from four primary sources: the sale of the vehicle, gains on the sales of loans originated to finance the vehicle, wholesale sales of vehicles we acquire from customers as trade-ins, and sales of ancillary products such as VSCs and GAP waiver coverage.

Our largest source of revenue, used vehicle sales, totaled $796.9 million and $342.0 million during the years ended December 31, 2017 and 2016, respectively. As we continue to expand to new markets and increase penetration in existing ones, we expect used vehicle sales to increase as we increase retail units sold. We generate gross profit on used vehicle sales from the difference between the retail selling price of the vehicle and our cost of sales associated with acquiring the vehicle and preparing it for sale.

Wholesale sales includes sales of trade-ins and other vehicles acquired from customers as well as sales of certain retail units listed on our website and totaled $28.5 million and $10.2 million during the years ended December 31, 2017 and December 31, 2016, respectively. We expect wholesale sales to increase with retail units sold and as awareness of our brand reaches more customers who may wish to trade-in or to sell us a car independent of a retail sale. We generate gross profit on wholesale vehicle sales from the difference between the wholesale selling price of the vehicle and our cost of sales associated with acquiring the vehicle and preparing it for sale.

Other sales and revenues, which includes gains on the sales of loans we originate, GAP waiver coverage and sales commissions on VSCs totaled $33.4 million and $13.0 million during the years ended December 31, 2017 and 2016, respectively. We expect other sales and revenues to increase with retail units sold and as we improve our ability to offer attractive financing solutions and ancillary products to our customers. Other sales and revenues are 100% gross margin products for which gross profit equals revenue.

During our growth phase, our highest priority will continue to be generating demand and building an infrastructure to support growth in retail units sold. Secondarily, we plan to pursue several strategies designed to increase our total gross profit per unit. These strategies include the following:

•

Reduce average days to sale.    Our goal is to increase both our number of markets and our sales growth at a faster rate than we increase our inventory size, which we believe would decrease average days to sale due to a relative increase in demand versus supply. Reductions in average days to sale lead to fewer vehicle price reductions, and therefore higher average selling prices, other factors being equal. Higher average selling prices in turn lead to higher gross profit per unit sold, all other factors being equal.

•

Leverage existing IRC infrastructure.    As we scale, we intend to more fully utilize the capacity in our four existing IRCs, which collectively have capacity to inspect and recondition approximately 200,000 vehicles per year.

•

Increase utilization on logistics network.    As we scale, we intend to more fully utilize our in-house logistics network to transport cars to our IRCs after acquisition from wholesale auctions or customers.

•

Increase conversion on existing products.    We plan to continue to improve our website to highlight the benefits of our complementary product offerings, including financing, VSCs, GAP waiver coverage and trade-ins.

•	Add new products and services. We plan to utilize our online sales platform to offer additional complementary products and services to our customers.

•

Optimize purchasing and pricing. We are constantly improving the ways in which we predict customer demand, value vehicles sight unseen and optimize what we pay to acquire those vehicles. We also regularly test different pricing of our products, including vehicle sticker prices, trade-in offers and ancillary product prices and believe we can improve by further optimizing prices over time.

Factors Affecting our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors” of this prospectus.

Growth in Number of Markets

We plan to continue to open new markets to expand the number of consumers we serve with our fully integrated customer experience. As of December 31, 2017, we operated in 44 markets that collectively represent approximately 41% of the U.S. population based on 2015 data from the U.S. Census Bureau, leaving a significant fraction of consumers unserved. Growth in our number of markets depends on our ability to hire qualified employees, identify cost-effective logistics routes and secure local and national advertising availability.

Growth in Penetration of Existing Markets

We believe that many of our markets remain in a nascent stage of market penetration and that our growing brand awareness, continued inventory optimization, and ongoing product enhancement efforts will enable us to substantially grow sales in existing markets. We plan to pursue several strategies to increase penetration in existing markets, including:

•

Growth in brand awareness.    Our growth depends on our ability to strengthen our brand through advertising and the construction of new vending machines, which have historically increased customer awareness in the markets where they are located. The launch of a vending machine in a market has generally shown increases in unit sales over time in that market. The goal of these endeavors is to increase the number of visitors to our website and increase the likelihood that visitors will purchase vehicles from us.

•

Optimization of inventory selection.    We plan to continue to optimize and broaden the selection of vehicles we make available to our customers. Expanding our inventory selection increases the likelihood that each visitor to our site finds a vehicle that matches his or her preferences and benefits all existing markets simultaneously due to our nationally pooled inventory model. Expanding our inventory selection depends on our ability to source and acquire a sufficient number of appropriate used vehicles, to develop processes for effectively utilizing capacity in our IRCs and to hire and train employees to staff these centers.

•

Enhancement of mobile sales platform.    We plan to continue investing in our mobile platform to enhance our customers’ ability to search for, research, finance and purchase vehicles entirely on mobile devices, including smartphones and tablets. According to DealerSocket 2016, over 33% of auto research occurred on a mobile device. Data from eMarketer indicates that U.S. consumers bought nearly $75 billion in goods and services via mobile devices in 2015. This accounted for 22% of total eCommerce and represented 80% growth since 2013. Growth in mobile-only sales depends on our ability to deliver innovative products that facilitate our customers’ mobile experience, as well as customers’ tastes for buying exclusively on mobile devices.

•	Referrals and repeat customers. Our growth is enhanced by providing a superior customer experience, which drives our ability to generate customer referrals and repeat sales.

Growth in Monetization of Retail Units Sold

We plan to pursue several strategies to increase our gross profit per retail unit sold.

•

Reduction in average days to sale.    We believe our gross profit per retail unit sold will increase as average days to sale decreases, since used vehicle prices decline over time. Our average days to sale depends on our ability to open new markets and increase penetration in existing markets by increasing brand awareness, enhancing our mobile and desktop website and providing great customer experiences.

•

Growth in existing complementary revenue streams.    We plan to continue to improve our website to highlight the benefits of our current complementary product and service offerings, including financing, trade-ins, VSCs and GAP waiver coverage. In particular, we believe we have an opportunity to grow our penetration of trade-ins by developing new products and advertising campaigns that are focused on our automated online appraisal tool, the Cardian Angel.

•

Addition of new products and services.    We plan to utilize our online sales platform to offer additional complementary products and services to our customers. To the extent that our customers purchase these products and services, this could lead to increased revenue and gross profit per retail unit sold.

Capacity Utilization

We believe our network of IRCs and connecting logistics routes has excess capacity, and we plan to utilize this capacity as we increase retail sales volumes. Increasing capacity utilization will positively affect gross profit per unit by reducing per unit overhead costs.

Seasonality

Used vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of vehicle sales expected to occur in the fourth calendar quarter. However, as the timing of income tax refunds is delayed, we believe that the second quarter is likely to show stronger seasonality than in the past. Due to our rapid growth, our overall sales patterns to date have not reflected the general seasonality of the used vehicle industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. We may experience seasonal and other fluctuations in our quarterly operating results, which may not fully reflect the underlying performance of our business. See “Risk Factors — Risks Related to Our Business — We may experience seasonal and other fluctuations in our quarterly operating results, which may not fully reflect the underlying performance of our business.”

Investment in Growth

We have aggressively invested in the growth of our business and we expect this investment to continue. We anticipate that our operating expenses will increase substantially as we continue to open new markets, expand our logistics network and increase our advertising spending, including increases in television advertising expenditures. These investments are expected to increase our losses at least in the near term, and there is no guarantee that we will be able to realize the return on our investments.

Relationship with DriveTime and its Affiliates

Carvana was founded as a subsidiary of DriveTime in 2012 and subsequently spun out of DriveTime as a standalone entity in November 2014. DriveTime consolidated Carvana in its financial statements through July 2015. DriveTime is controlled by our controlling shareholder, who is also the father of Ernie Garcia, III, our Chief Executive Officer.

We were incubated by, and benefit from, our relationship and a series of arrangements with DriveTime that were not negotiated at arm’s length. For example, we have contractual lease agreements with DriveTime allowing us to utilize all or a portion of three of their largest IRCs for vehicle reconditioning and distribution. Under these lease agreements and a lease agreement with an affiliate of DriveTime, we presently operate IRCs in Winder, Georgia, Blue Mound, Texas, Delanco, New Jersey and Tolleson, Arizona, which at full utilization will provide us with the ability to purchase and recondition over 200,000 vehicles per year. We also benefit from favorable leases from DriveTime for our office locations, as well as storage lots for our vehicle inventory. Through September 30, 2016, we also purchased most of our inventory of vehicles through DriveTime. Beginning in October 2016, however, we began to purchase all of our vehicle inventory independently and made payments ourselves through our vehicle inventory financing and security agreement. Through December 31, 2015, DriveTime purchased all of our customers’ loans from us. We also historically relied on DriveTime to provide certain accounting, finance, legal, human resources and information technology services for us. There can be no assurances that DriveTime will enter into any new agreements or arrangements, or extensions or renewals of existing agreements or arrangements, with us on the same or similar terms or at all. See “Certain Relationships and Related Party Transactions — Relationship with DriveTime and its Affiliates.”

Key Operating Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our progress, and make strategic decisions. Our key operating metrics reflect the key drivers of our growth, including opening new markets, increasing brand awareness and enhancing the selection of vehicles we make available to our customers. Our key operating metrics also demonstrate our ability to translate these drivers into retail sales and to monetize these retail sales through a variety of product offerings.

	Year Ended December 31,
	2015	2016	2017
Retail units sold	6,523	18,761	44,252
Number of markets	9	21	44
Average monthly unique visitors	198,521	378,776	1,010,090
Inventory units available on website	1,842	7,310	9,505
Average days to sale	95	89	91
Total gross profit per unit	$206	$1,023	$1,539

Retail Units Sold

We define retail units sold as the number of vehicles sold to customers in a given period, net of returns under our seven-day return policy. We view retail units sold as a key measure of our growth for several reasons. First, retail units sold is the primary driver of our revenues and, indirectly, gross profit, since retail unit sales enable multiple complementary revenue streams, including financing, VSCs, GAP waiver coverage and trade-ins. Second, growth in retail units sold increases the base of available customers for referrals and repeat sales. Third, growth in retail units sold is an indicator of our ability to successfully scale our logistics, fulfillment, and customer service operations.

Number of Markets

We define a market as a metropolitan area in which we have commenced local advertising and offer free home delivery to customers with a Carvana employee and branded delivery truck. We view the number of markets we serve as a key driver of our growth. As we increase our number of markets, the population of consumers who have access to our fully-integrated customer experience increases, which in turn helps to increase the number of vehicles we sell.

Average Monthly Unique Visitors

We define a monthly unique visitor as an individual who has visited our website within a calendar month, based on data provided by Google Analytics. We calculate average monthly unique visitors as the sum of monthly unique visitors in a given period, divided by the number of months in that period. We view average monthly unique visitors as a key indicator of the strength of our brand, the effectiveness of our advertising and merchandising campaigns and consumer awareness.

Inventory Units Available

We define inventory units available as the number of vehicles listed for sale on our website on the last day of a given reporting period. Until we reach an optimal pooled inventory level, we view inventory units available as a key measure of our growth. Growth in inventory units available increases the selection of vehicles available to consumers in all of our markets simultaneously, which we believe will allow us to increase the number of vehicles we sell. Moreover, growth in inventory units available is an indicator of our ability to scale our vehicle purchasing, inspection and reconditioning operations.

Average Days to Sale

We define average days to sale as the average number of days between vehicle acquisition by us and delivery to a customer for all retail units sold in a period. However, this metric does not include any retail units that remain unsold at period end. We view average days to sale as a useful metric due to its impact on used vehicle average selling price.

Total Gross Profit per Unit

We define total gross profit per unit as the aggregate gross profit in a given period divided by retail units sold in that period. Total gross profit per unit is driven by sales of used vehicles, each of which generates additional revenue sources including: wholesale sales of vehicles we acquire from customers as trade-ins, gains on the sales of loans originated to finance the vehicle, revenue from GAP waiver coverage and commissions on sales of VSCs. We believe total gross profit per unit is a key measure of our growth and long-term profitability.

Components of Results of Operations

Used Vehicle Sales

Used vehicle sales represent the aggregate sales of used vehicles to customers through our website. Revenue from used vehicles sales is recognized upon delivery or pick-up of the vehicle by the customer and reported net of a reserve for expected returns. Factors affecting used vehicle sales revenue include the number of retail units sold and the average selling price of these vehicles. At our current stage of growth, changes in retail units sold are a much larger driver of changes in revenue than are changes in average selling price.

The number of used vehicles we sell depends on the number of markets we serve, our volume of website traffic in these markets, our inventory selection, the effectiveness of our branding and marketing efforts, the quality of our customer sales experience, our volume of referrals and repeat customers, the competitiveness of our pricing, competition from other used car dealerships and general economic conditions. On a quarterly basis, the number of used vehicles we sell is also affected by seasonality, with demand for used vehicles reaching a seasonal high point in the first half of each year, commensurate with the timing of tax refunds, and diminishing through the rest of the year, with the lowest relative level of used vehicle sales expected to occur in the fourth calendar quarter.

Our retail average selling price depends on the mix of vehicles we acquire and hold in inventory, retail market prices in our markets, our average days to sale and our pricing strategy. We may opportunistically choose to shift our inventory mix to higher or lower cost vehicles, or to opportunistically raise or lower our prices relative to market to take advantage of supply or demand imbalances, which could temporarily lead to average selling prices increasing or decreasing. We anticipate that our average days to sale will decline over time as we continue to launch new markets, which we believe will have a positive impact on our retail average selling price, other things being equal.

Wholesale Vehicle Sales

Wholesale vehicle sales is equal to the aggregate proceeds we receive on vehicles sold to wholesalers. The vehicles we sell to wholesalers are primarily acquired from our customers who trade-in their existing vehicles when making a purchase from us, and to a lesser extent, vehicles we acquire from customers who do not purchase another vehicle from us. In addition, we occasionally sell certain used vehicles previously listed for sale to customers through our website to wholesalers. Factors affecting wholesale vehicle sales include the number of wholesale units sold and the average wholesale selling price of these vehicles. The average selling price of our wholesale units is primarily driven by the mix of vehicles we sell to wholesalers, as well as general supply and demand conditions in the applicable wholesale vehicle market.

Other Sales and Revenues

We generate other sales and revenues primarily through the sales of automotive finance receivables we originate and sell to third parties, commissions we receive on VSCs and sales of GAP waiver coverage on vehicles customers bought and financed with us. Prior to December 9, 2016, the VSCs were sold and administered by third parties. On December 9, 2016, we entered into a master dealer agreement with DriveTime, pursuant to which we sell VSCs that DriveTime administers. The commission revenues we recognize on VSCs depends on the number of retail units we sell, the conversion rate of VSCs on these sales, commission rates we receive, VSC early cancellation frequency and product features. The GAP waiver coverage revenue we recognize depends on the number of retail units we sell, the number of customers that choose to finance their purchases with us and the conversion rate of GAP waiver coverage on those sales.

We generally seek to sell the automotive finance receivables we generate under committed forward flow arrangements with third parties who acquire these receivables at premium prices without recourse to us for their post-sale performance. Factors affecting revenue from these sales include the number of automotive finance receivables we originate, the average principal balance of these receivables, the credit quality of the portfolio and the price at which we are able to sell them to third parties.

The number of receivables we originate is driven by the number of used vehicles sold and the percentage of our sales for which we provide financing, which is influenced by the financing terms we offer our customers relative to alternatives available to the customer. The average principal balance is driven primarily by the mix of vehicles we sell, since higher average selling prices typically mean higher average receivable balances. The price at which we resell these automotive finance receivables is driven by the terms of our forward flow arrangements, applicable interest rates and whether or not the finance receivable includes GAP waiver coverage.

Cost of Sales

Cost of sales includes the cost to acquire vehicles and the reconditioning and transportation costs associated with preparing the vehicles for resale. Vehicle acquisition costs are driven by the mix of vehicles we acquire, the source of those vehicles and supply and demand dynamics in the wholesale vehicle market. Reconditioning costs consist of direct costs, including parts, labor and third party repair expenses directly attributable to specific vehicles, as well as indirect costs, such as IRC overhead. Transportation costs consist of costs incurred to transport the vehicles from the point of acquisition to the IRC. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

Used Vehicle Gross Profit

Used vehicle gross profit equals the vehicle sales price minus our costs of sales associated with vehicles that we list and sell on our website. Used vehicle gross profit per unit equals our aggregate used vehicle gross profit in any measurement period divided by the number of retail units sold in such period.

Wholesale Vehicle Gross Profit

Wholesale vehicle gross profit equals the vehicle sales price minus our cost of sales associated with vehicles we sell to wholesalers. Factors affecting wholesale gross profit include the number of wholesale units sold, the average wholesale selling price of these vehicles, the acquisition price we offer to the customer and, in the case of vehicles formerly listed on our website, the total costs described above associated with that vehicle.

Other Gross Profit

Other sales and revenues consist of 100% gross margin products for which gross profit equals revenue. Therefore, changes in gross profit and the associated drivers are identical to changes in revenues from these products and the associated drivers.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses include expenses associated with advertising to customers, operating our fulfillment centers and vending machines, operating our logistics and fulfillment network and other corporate overhead expenses, including expenses associated with information technology, product development, engineering, legal, accounting, finance and business development. We anticipate that these expenses will increase as we grow. SG&A expenses exclude the costs of transporting vehicles from the point of acquisition to the IRC, and inspecting and reconditioning vehicles, which are included in cost of sales.

Interest Expense

Interest expense includes interest incurred on our Floor Plan Facility, notes payable and other long-term debt, which are used to fund inventory, our transportation fleet and certain of our property and equipment. During 2017, interest expense also includes interest incurred and the commitment fee related to the Verde Credit Facility, which was used as needed to fund working capital prior to its termination in connection with our IPO. Interest expense excludes the interest incurred during various construction projects to build, upgrade or remodel certain facilities, which is capitalized to property and equipment and depreciated over the estimated useful lives of the related assets.

Results of Operations

	Year Ended December 31,
	2015	2016	Change	2017	Change
	(dollars in thousands, except per unit amounts)
Net sales and operating revenues:
Used vehicle sales, net	$124,972	$341,989	173.7%	$796,915	133.0%
Wholesale vehicle sales	3,743	10,163	171.5%	28,514	180.6%
Other sales and revenues(1)	1,677	12,996	675.0%	33,441	157.3%

Total net sales and operating revenues	$130,392	$365,148	180.0%	$858,870	135.2%

Gross profit (unaudited):
Used vehicle gross (loss) profit	$(212)	$5,944	n/a	$32,806	451.9%
Wholesale vehicle gross (loss) profit	(119)	257	n/a	1,845	617.9%
Other gross profit(1)	1,677	12,996	675.0%	33,440	157.3%

Total gross profit	$1,346	$19,197	1,326.2%	$68,091	254.7%

Market information (unaudited):
Markets, beginning of period	3	9	200.0%	21	133.3%
Market launches	6	12	100.0%	23	91.7%

Markets, end of period	9	21	133.3%	44	109.5%

Unit sales information (unaudited):
Used vehicle unit sales	6,523	18,761	187.6%	44,252	135.9%
Wholesale vehicle unit sales	1,070	2,651	147.8%	6,509	145.5%
Per unit selling prices (unaudited):
Used vehicles	$19,159	$18,229	(4.9)%	$18,009	(1.2)%
Wholesale vehicles	$3,498	$3,834	9.6%	$4,381	14.3%
Per unit gross (loss) profit (unaudited):(2)
Used vehicle gross (loss) profit	$(33)	$317	n/a	$741	133.8%
Wholesale vehicle gross (loss) profit	$(111)	$97	n/a	$283	191.8%
Other gross profit	$257	$693	169.6%	$756	9.1%
Total gross profit	$206	$1,023	396.6%	$1,539	50.4%

(1)	Includes $0, $460 and $8,947 of other sales and revenues from related parties for the years ended December 31, 2015, 2016 and 2017, respectively.

(2)	All gross profit per unit amounts are per used vehicle sold, except wholesale vehicle gross profit which is per wholesale vehicle sold.

Used Vehicle Sales

Fiscal 2017 Versus 2016.    Used vehicle sales increased by $454.9 million to $796.9 million during the year ended December 31, 2017 compared to $342.0 million during the year ended December 31, 2016. The increase in revenue was primarily due to an increase in the number of used vehicles sold to 44,252 from 18,761 during the year ended December 31, 2017 and 2016, respectively. The increase in unit sales was driven in part by growth to 44 markets as of December 31, 2017 from 21 markets as of December 31, 2016. The increase in units sold was also driven by growth in existing markets due to expanded inventory selection, enhanced marketing efforts, increased brand awareness, and customer referrals. We anticipate that unit sales will continue to grow as we launch new markets and increase penetration in existing markets. The average selling price of our retail units sold decreased to $18,009 in the year ended December 31, 2017 from $18,229 in the prior year. We believe average selling prices declined primarily due to our shift in inventory mix as well as a small increase in average days to sale.

Fiscal 2016 Versus 2015.    Used vehicle sales increased by $217.0 million to $342.0 million during the year ended December 31, 2016 compared to $125.0 million during the year ended December 31, 2015. The increase in revenue was primarily due to an increase in the number of used vehicles sold to 18,761 from 6,523 during the year ended December 31, 2016 and 2015, respectively. The increase in unit sales was driven in part by growth to 21 markets as of December 31, 2016 from 9 markets as of December 31, 2015, along with growth in existing markets. The average selling price of our retail units sold decreased to $18,229 in the year ended December 31, 2016 from $19,159 in the prior year, primarily due to a shift in our inventory mix.

Wholesale Vehicle Sales

Fiscal 2017 Versus 2016.    Wholesale vehicle sales increased by $18.4 million to $28.5 million during the year ended December 31, 2017, compared to $10.2 million during the year ended December 31, 2016. We primarily obtain our wholesale inventory from customer trade-ins. As our retail unit sales have increased, so have the trade-ins we receive. Therefore, we have had more units available for sale to wholesalers over time and our revenues attributed to wholesale vehicle sales have increased.

Fiscal 2016 Versus 2015.    Wholesale vehicle sales increased by $6.4 million to $10.2 million during the year ended December 31, 2016, compared to $3.7 million during the year ended December 31, 2015. We primarily obtain our wholesale inventory from customer trade-ins, so our wholesale vehicle sales have grown with retail unit sales.

Other Sales and Revenues

Fiscal 2017 Versus 2016.    Other sales and revenues primarily consist of gains on the sales of loans we originate, commissions we receive on sales of VSCs and sales of GAP waiver coverage. Other sales and revenues increased by $20.4 million to $33.4 million during the year ended December 31, 2017, compared to $13.0 million during the year ended December 31, 2016. This increase was primarily driven by the increase in retail units sold which led to an increase in loans originated and sold, as well as an increase in VSC sales and GAP waiver coverage sales. During the year ended December 31, 2016, VSC revenues were primarily generated from third party sales whereas during the year ended December 31, 2017, all VSC sales were administered through DriveTime.

Fiscal 2016 Versus 2015.    Other sales and revenues increased by $11.3 million to $13.0 million during the year ended December 31, 2016, compared to $1.7 million during the year ended December 31, 2015. This increase was primarily driven by the increase in retail units sold as well as an increase in the attachment rate of VSCs. The increase in retail units sold led to an increase in loans originated and sold, as well as an increase in VSC sales. In January 2016, we began selling most of the automotive finance receivables we originated to third parties at a premium. Prior to 2016, we sold the loans we originated to DriveTime, at par. See “Certain Relationships and Related Party Transactions—Relationship with DriveTime and its Affiliates.”

Used Vehicle Gross Profit

Fiscal 2017 Versus 2016.    Used vehicle gross profit increased by $26.9 million to $32.8 million during the year ended December 31, 2017, compared to $5.9 million during the year ended December 31, 2016. This increase was driven primarily by an increase in retail units sold, as well as an increase in used vehicle gross profit per unit to $741 for the year ended December 31, 2017 compared to $317 for the year ended December 31, 2016. Despite slightly higher average days to sale, vehicle gross profit per unit increased. The increase was driven by enhancements in our proprietary vehicle purchasing and pricing technology, better inventory management and cost efficiencies in the reconditioning of our vehicles.

Fiscal 2016 Versus 2015.    Used vehicle gross profit increased by $6.2 million to $5.9 million during the year ended December 31, 2016, compared to a loss of $0.2 million during the year ended December 31, 2015. This increase was driven primarily by an increase in retail units sold, as well as an increase in used vehicle gross profit per unit to $317 for the year ended December 31, 2016 compared to a loss per unit of $33 for the year ended December 31, 2015. The increase was driven by enhancements in our proprietary vehicle purchasing and pricing technology, as well as by cost efficiencies in the transportation and reconditioning of our vehicles.

Wholesale Vehicle Gross Profit

Fiscal 2017 Versus 2016.    Wholesale vehicle gross profit increased by $1.5 million to $1.8 million during the year ended December 31, 2017, compared to $0.3 million during the year ended December 31, 2016. This increase was driven primarily by an increase in wholesale units sold to 6,509 from 2,651 and an increase in gross profit per wholesale unit to $283 from $97.

Fiscal 2016 Versus 2015.    Wholesale vehicle gross profit increased by $0.4 million to $0.3 million during the year ended December 31, 2016, compared to a loss of $0.1 million during the year ended December 31, 2015. This increase was driven primarily by an increase in wholesale units sold to 2,651 from 1,070 and an increase in gross profit per wholesale unit to $97 from a loss of $111. The increase in wholesale gross profit per unit was driven by improvements in our automated appraisal algorithms and wholesale disposition process.

Other Gross Profit

Other sales and revenues consist of 100% gross margin products for which gross profit equals revenue. Therefore, changes in other gross profit and the associated drivers are identical to changes in other sales and revenues and the associated drivers.

Components of SG&A

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Compensation and benefits(1)	$11,657	$37,220	$76,715
Advertising expense	10,779	26,988	55,697
Market occupancy costs(2)	554	1,768	6,222
Logistics(3)	1,382	8,350	14,384
Other overhead costs(4)	12,306	34,350	70,382

Total	$36,678	$108,676	$223,400

(1)	Compensation and benefits includes all payroll and related costs, including benefits, payroll taxes and equity-based compensation, except those related to preparing vehicles for sale, which are included in cost of sales.

(2)	Market occupancy costs includes rent, utilities, security, repairs and maintenance and depreciation of buildings and improvements, including vending machines and fulfillment centers, excluding the portion related to reconditioning vehicles which is included in cost of sales, and excluding the portion related to our corporate office which is included in other overhead costs.

(3)	Logistics includes fuel, maintenance, and depreciation related to owning and operating our own transportation fleet, and third party transportation fees.

(4)	Other overhead costs include all other overhead and depreciation expenses such as IT expenses, limited warranty, travel, insurance, bad debt, title and registration, and other administrative expenses.

Fiscal 2017 Versus 2016.    Selling, general and administrative expenses increased by $114.7 million to $223.4 million during the year ended December 31, 2017 compared to $108.7 million during the year ended December 31, 2016. The increase was partially due to an increase in compensation and benefits of

$39.5 million during the year ended December 31, 2017, which was driven by expansion into new markets and increase in headcount required to support this growth. These expenses will increase in absolute terms as we expand to additional markets. Advertising increased by $28.7 million to $55.7 million during the year ended December 31, 2017 compared to $27.0 million during the year ended December 31, 2016 primarily due to an increase in number of markets. Market occupancy, logistics and other overhead expenses also increased during the year ended December 31, 2017 compared to the prior year primarily due to an increase in number of markets.

Fiscal 2016 Versus 2015.    Selling, general and administrative expenses increased by $72.0 million to $108.7 million during the year ended December 31, 2016 compared to $36.7 million during the year ended December 31, 2015. The increase is partially due to increased compensation and benefits of $25.6 million, primarily related to additional headcount as we expanded into new markets and growth in headcount at our corporate headquarters. Advertising, market occupancy, logistics and other overhead expenses also increased during the year ended December 31, 2016 compared to the prior period primarily due to an increase in number of markets. In 2016, logistics expenses also included significant charges from third parties prior to the development of our in-house logistics network.

Interest Expense

Fiscal 2017 Versus 2016.    Interest expense increased by $4.1 million to $7.7 million during the year ended December 31, 2017 compared to $3.6 million during the year ended December 31, 2016. In order to expand the inventory we make available to customers, we increased our borrowings under our Floor Plan Facility year over year. The increase in interest expense is partially due to increases in the outstanding balance. In addition, we incurred $1.4 million during the year ended December 31, 2017 related to the Verde Credit Facility, including a commitment fee and interest expense incurred on the outstanding balance. Total borrowings of $35.0 million under the Verde Credit Facility were repaid in full with the proceeds of our IPO and the facility was terminated.

Fiscal 2016 Versus 2015.    Interest expense increased by $2.2 million to $3.6 million during the year ended December 31, 2016, compared to $1.4 million during the year ended December 31, 2015. In order to expand the inventory we make available to customers, we increased our borrowings under our Floor Plan Facility. The increase in interest expense is due to the increases in the outstanding balance.

Non-GAAP Financial Measures

To supplement the consolidated financial statements, which are prepared and presented in accordance with GAAP, we also present the following non-GAAP measures: EBITDA, EBITDA margin, adjusted net loss and adjusted net loss per share. We believe the presentation of both GAAP and non-GAAP financial measures provides investors with increased transparency into financial measures used by our management team, and it also improves investors’ understanding of our underlying operating performance and their ability to analyze our ongoing operating trends. All historic non-GAAP financial measures have been reconciled with the most directly comparable GAAP financial measures.

EBITDA and EBITDA Margin

EBITDA and EBITDA Margin are non-GAAP supplemental measures of operating performance that do not represent and should not be considered an alternative to net loss or cash flow from operations, as determined by GAAP. EBITDA is defined as net loss before interest expense, income tax expense and depreciation and amortization expense. EBITDA Margin is EBITDA as a percentage of total revenues. We use EBITDA to measure the operating performance of our business and EBITDA Margin to measure our operating performance relative to our total revenues. We believe that EBITDA and EBITDA Margin are useful measures to us and to our investors because they exclude certain financial and capital structure items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations, in part because they may vary widely across time and within our industry independent of the performance of our core operations. We believe that excluding these items enables us to more effectively evaluate our performance period-over-period and relative to our competitors. EBITDA and EBITDA Margin may not be comparable to similarly titled measures provided by other companies due to potential differences in methods of calculations. A reconciliation of EBITDA to net loss, the most directly comparable GAAP measure, and calculation of EBITDA Margin is as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net loss	$(36,780)	$(93,112)	$(164,316)
Depreciation and amortization expense	2,800	4,658	11,568
Interest expense	1,412	3,587	7,659

EBITDA	$(32,568)	$(84,867)	$(145,089)

Total revenues	$130,392	$365,148	$858,870

EBITDA Margin	(25.0)%	(23.2)%	(16.9)%

Adjusted Net Loss and Adjusted Net Loss per Share

Adjusted net loss represents net loss attributable to Carvana Co. assuming the full exchange of all outstanding LLC Units for shares of Class A common stock. Adjusted net loss per share is calculated by dividing adjusted net loss by the weighted-average shares of Class A common stock outstanding assuming (i) the full exchange of all outstanding LLC Units, (ii) shares issued in our public offering were outstanding for the entire period presented and (iii) outstanding LLC Units immediately following the Organizational Transactions related to our IPO, including conversion of the Class C Redeemable Preferred Units, were outstanding for all periods prior to the IPO.

Adjusted net loss and adjusted net loss per share are supplemental measures of operating performance that do not represent and should not be considered alternatives to net loss and net loss per share, as determined under GAAP. We believe that by assuming the full exchange of all outstanding LLC Units, adjusted net loss and adjusted net loss per share supplement GAAP measures and enable us and our investors to more effectively evaluate our performance period-over-period and relative to our competitors that have different organizational and tax structures because the assumption eliminates the effect of any changes in net income attributable to Carvana Co. driven by increases in our ownership of Carvana Group, LLC, which are unrelated to our operating performance.

A reconciliation of adjusted net loss to net loss attributable to Carvana Co., the most directly comparable GAAP measure, and the computation of adjusted net loss per share are as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands, except per share amounts)
Numerator:
Net loss attributable to Carvana Co	$(36,780)	$(93,112)	$(62,841)
Add: Net loss attributable to non-controlling interests	—	—	(101,475)
Less: Preferred dividends	—	—	413
Less: Accretion of beneficial conversion feature	—	—	1,237

Adjusted net loss attributable to Carvana Co. Class A common stock	$(36,780)	$(93,112)	$(165,966)

Denominator:
Weighted-average shares of Class A common stock outstanding(1)	15,000	15,000	15,241 (3)
Adjustments:
Assumed exchange of LLC Units for shares of Class A common stock(2)	121,760	121,760	121,618

Adjusted shares of Class A common stock outstanding	136,760	136,760	136,859

Adjusted net loss per share	$(0.27)	$(0.68)	$(1.21)

(1)	Amounts for periods prior to the initial public offering have been retrospectively adjusted to give effect to 15.0 million shares of Class A common stock issued in the initial public offering.

(2)	Amounts for periods prior to the initial public offering have been retrospectively adjusted to include all LLC units outstanding at the initial public offering, including conversion of the Class C Redeemable Preferred Units into Class A Units on a one-for-one basis. Also assumes exchange of all outstanding LLC Units for shares of Class A common stock during each period presented.

(3)	Excludes approximately 0.4 million unvested restricted stock awards and 0.8 million vested and unvested stock options outstanding at December 31, 2017, because they were determined to be anti-dilutive.

Liquidity and Capital Resources

General

Our principal sources of liquidity are cash generated from our operations and from financing activities. Cash generated from operating activities primarily includes cash derived from the sale of used retail vehicles, the sale of wholesale vehicles and proceeds from the sale of automotive finance receivables originated in connection with the sale of used vehicles. Cash generated from our financing activities primarily includes proceeds from the sale of Class A common stock in our IPO in 2017, proceeds from the sale of Class A Convertible Preferred Stock in 2017, sales of Class C Preferred Units at Carvana Group throughout 2015 and 2016, sales of Class A Units at Carvana Group through 2015, net proceeds from our Floor Plan Facility and proceeds from issuance of other long-term debt.

We have incurred losses each year from inception through December 31, 2017, and expect to incur additional losses in the future. Our ability to service our debt, fund working capital, capital expenditures and business development efforts will depend on our ability to generate cash from operating and financing activities, which is subject to our future operating performance, as well as to general economic, financial, competitive, legislative, regulatory and other conditions, some of which may be beyond our control. On January 1, 2018, the Floor Plan Facility capacity increased to $350.0 million to allow for more vehicle inventory purchases. We plan to increase the amount and extend the maturity date of financing available to purchase vehicle inventory within the next 12 months by amending our existing Floor Plan Facility or by entering into a new agreement. As of December 31, 2017, we sell finance receivables under multiple agreements, all of which feature commitments that expire in November 2018. We plan to extend or enter into new agreements to sell our finance receivables to third parties within the next year. We believe that our existing sources of liquidity including future debt and equity financing will be sufficient to fund our operations, including lease obligations, debt service requirements, capital expenditures and working capital obligations for at least the next 12 months. However, our future capital requirements will depend on many factors, including our rate of revenue growth, our expansion into new markets, construction of vending machines and inspection and reconditioning centers and the timing and extent of our spending to support our technology and software development efforts. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Floor Plan Facility

We have a floor plan facility with a third party to finance our used vehicle inventory, which is secured by substantially all of our assets, other than our interests in real property (the “Floor Plan Facility”). We most recently amended the Floor Plan Facility in August 2017 to, among other things, extend the maturity date to December 31, 2018, and increase the available credit to $275.0 million through December 31, 2017 and to $350.0 million from January 1, 2018 through December 31, 2018. We are required to make monthly interest payments on borrowings under the Floor Plan Facility at a rate per annum equal to one-month LIBOR plus a fixed base. The Floor Plan Facility requires that at least 5% of the total principal amount owed to the lender is held as restricted cash.

Repayment in an amount equal to the amount of the advance or loan must be made within five business days of selling or otherwise disposing of the underlying vehicle inventory, unless customers financed the purchase by originating an automotive finance receivable. For used vehicle sales involving financing originated by us and sold under a certain master purchase and sale agreement or master transfer agreement, the lender has extended repayment to the earlier of fifteen business days after the sale of the used vehicle or one business day following the sale of the related finance receivable. In November 2017, we also entered into a letter agreement to extend repayment of amounts due under the Floor Plan Facility for used vehicle sales involving financing that are not sold under a certain master purchase and sale agreement or master transfer agreement. With respect to such vehicles, the lender agreed to extend repayment of the advance or the loan for such vehicles to the earlier of fifteen business days after the sale of the used vehicle or two business days following the sale or funding of the related finance receivable. Outstanding balances related to vehicles held in inventory for more than 180 days require monthly principal payments equal to 10% of the original principal amount of that vehicle until the remaining outstanding balance is the lesser of i) 50% of the original principal amount or ii) 50% of the wholesale value. Prepayments may be made without incurring a premium or penalty. Additionally, we are permitted to make prepayments to the lender to be held as principal payments under the Floor Plan Facility and subsequently reborrow such amounts. These prepayments and amounts reborrowed are presented on a gross basis within the consolidated statements of cash flows.

As of December 31, 2017, the interest rate on the Floor Plan Facility was approximately 5.21%, we had an outstanding balance under this facility of approximately $248.8 million, borrowing capacity available of approximately $26.2 million and held approximately $12.4 million in restricted cash related to this facility. As of December 31, 2016, the interest rate on the Floor Plan Facility was 4.57%, we had an outstanding balance of approximately $165.3 million and held approximately $8.4 million in restricted cash related to this facility.

Verde Credit Facility

On February 27, 2017, we entered into a credit facility with Verde for an amount up to $50.0 million. Amounts outstanding accrued interest at a rate of 12.0% per annum and were scheduled to mature in August 2018. Upon execution of the agreement, we paid Verde a commitment fee of $1.0 million. In connection with the IPO completed on May 3, 2017, we repaid the outstanding principal balance of $35.0 million and accrued interest of approximately $0.4 million in full and the Verde Credit Facility agreement terminated.

Other Long-Term Debt

From time to time, we enter into promissory note agreements to finance certain equipment for our transportation fleet and building improvements. The assets financed with the proceeds from these notes serve as the collateral for each note and certain security agreements related to these assets have cross collateralization and cross default provisions with respect to one another. Each note has a fixed annual interest rate, a two- to five-year term and requires monthly payments. As of December 31, 2017, the outstanding principal of these notes had a weighted-average interest rate of 5.7% and totaled approximately $26.6 million, of which approximately $5.1 million is due within the next twelve months.

Beginning in 2017, we have financed certain purchases and construction of our property and equipment through various sale and leaseback transactions. As of December 31, 2017, none of these transactions have qualified for sale accounting due to forms of continuing involvement, such as repurchase options or renewal periods that extend the lease for substantially all of the asset’s remaining useful life, and are therefore accounted for as financing transactions. These arrangements require monthly payments and have initial terms that, if not repurchased prior, expire in fifteen to twenty years. Some of the agreements are subject to renewal options of up to twenty years and some are subject to base rent increases throughout the term. As of December 31, 2017, the outstanding liability associated with these sale and leaseback arrangements, net of debt issuance costs, totaled approximately $27.0 million.

In November 2017, we entered into a master sale-leaseback agreement (the “MSLA”) pursuant to which we may sell and lease back certain of our properties and construction improvements. A portion of our finance leases described above are through the MSLA. A portion of the fixed rental payments set forth in the respective lease agreements are payable annually beginning in November 2019. Under the MSLA, at any time we may elect to, and beginning in November 2019, the purchaser has the right to, demand that we repurchase one or more of the properties sold and leased back pursuant to the MSLA for an amount equal to the repurchase price. Repurchase prices are defined in each of the applicable leases and are generally the original purchase prices plus any accrued and unpaid rent. As of December 31, 2017, the repurchase prices for all properties under the MSLA totaled approximately $19.2 million. Under the MSLA, the total sales price of properties we have sold and are leasing back at any point in time is limited to $75.0 million. As of December 31, 2017, we may sell and lease back an additional approximately $55.8 million of property and equipment under the MSLA.

Finance Receivables

Our customers can obtain vehicle financing directly on our website. Historically, we have entered into various arrangements to sell the finance receivables we originate to third parties and to a lesser extent related parties. Sales of receivables are a source of cash from operations and remove these loans from our balance sheet without recourse for their post-sale performance. In January 2016, we entered into transfer agreements pursuant to which we indirectly sold automotive finance receivables meeting certain underwriting criteria to third party purchasers who engage DriveTime as servicer of such receivables. Under these transfer agreements and note purchase and security agreements, we could sell up to $230.0 million in principal balances of the finance receivables in this manner, which we reached in the fourth quarter of 2016 and as a result have $0 of capacity under the note purchase and security agreements.

In December 2016, we entered into a master purchase and sale agreement with an unrelated third party purchaser pursuant to which we sell automotive finance receivables meeting certain underwriting criteria. Under such sale agreement as amended in November 2017, the third party has committed to purchase up to an aggregate of $1.5 billion in principal balances of automotive finance receivables that we originate, subject to adjustment as described in the agreement. During the year ended December 31, 2017, we sold $343.6 million in principal balances of automotive finance receivables under this agreement and there was approximately $1.2 billion of unused capacity under this agreement as of December 31, 2017.

In December 2016, we entered into a master transfer agreement with an unrelated third party purchaser pursuant to which we sell automotive finance receivables meeting certain underwriting criteria. Under the transfer agreement, the third party committed to purchase up to an aggregate of $292.2 million in principal balances of automotive finance receivables that we originate. The third party purchaser financed a majority of these purchases with borrowings from our direct purchaser under the master purchase and sale agreement. During the year ended December 31, 2017, we sold $131.5 million in principal balances of automotive finance receivables under this master transfer agreement. On November 3, 2017, we terminated the remaining capacity under that master transfer agreement and entered into a new master transfer agreement with an unrelated third party under which the third party has committed to purchase up to an aggregate of $357.1 million in principal balances of finance receivables. The third party purchaser finances a majority of these purchases with borrowings from our purchaser in the master purchase and sale agreement. During the year ended December 31, 2017, we sold $32.2 million in principal balances of automotive finance receivables under this agreement and there was $324.9 million of unused capacity under this agreement as of December 31, 2017.

Liquidity Upon Equity Offerings

On May 3, 2017, we completed an initial public offering and received $205.8 million in proceeds, net of underwriting discounts and commissions and offering costs. We used a portion of the net proceeds to repay $35.0 million of outstanding borrowings plus accrued interest under the Verde Credit Facility. We have been using the remaining net proceeds for working capital and general corporate purposes.

On December 5, 2017, we sold 100,000 shares of Class A Convertible Preferred Stock for net proceeds of approximately $98.5 million. We are using the net proceeds for working capital and general corporate purposes.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net cash used in operating activities	$(53,508)	$(240,225)	$(199,924)
Net cash used in investing activities	(16,065)	(47,690)	(82,667)
Net cash provided by financing activities	105,778	283,965	416,087

Net increase in cash and cash equivalents	36,205	(3,950)	133,496
Cash and cash equivalents at beginning of period	6,929	43,134	39,184

Cash and cash equivalents at end of period	$43,134	$39,184	$172,680

Operating Activities

For the year ended December 31, 2017, net cash used in operating activities was $199.9 million, a decrease of $40.3 million compared to net cash used in operating activities of $240.2 million for the year ended December 31, 2016. Significant changes impacting net cash used in operating activities comparing the years ended December 31, 2017 and 2016 are as follows:

•

Our net loss was $164.3 million during the year ended December 31, 2017, an increase of $71.2 million from a net loss of $93.1 million during the year ended December 31, 2016 primarily due to an increase in selling, general and administrative expenses associated with expansion to additional markets and expanding our corporate infrastructure.

•

Net increase in vehicle inventory was $40.8 million during the year ended December 31, 2017 compared to a net increase in vehicle inventory of $117.5 million during the year ended December 31, 2016, resulting in a $76.6 million reduction in use of cash related to our efforts to optimize our inventory levels.

•

Net cash used by originations and proceeds of finance receivables was $1.9 million during the year ended December 31, 2017 compared to a net use of $16.5 million during the year ended December 31, 2016, resulting in a reduction in use of cash of $14.6 million. This is primarily due to the timing of originations and subsequent sales.

•

During the years ended December 31, 2017 and 2016, we made net repayments of $0.1 million and $19.6 million, respectively, to related parties. Thus, net cash payments associated with the change in our accounts payable to related parties decreased $19.5 million year over year.

For the year ended December 31, 2016, net cash used in operating activities was $240.2 million, an increase of $186.7 million compared to net cash used in operating activities of $53.5 million for the year ended December 31, 2015. Significant changes impacting net cash used in operating activities comparing the year ended December 31, 2016 and 2015 are as follows:

•

Our net loss was $93.1 million during the year ended December 31, 2016, an increase of $56.3 million from a net loss of $36.8 million during the year ended December 31, 2015 due to costs associated with our operating in additional markets and expanding our corporate infrastructure.

•

Purchases of vehicle inventory were $117.5 million during the year ended December 31, 2016, an increase of $75.8 million from $41.7 million during the year ended December 31, 2015 related to the increase in the number of vehicles available to our customers.

•

During the year ended December 31, 2016, our automotive finance receivables originations and repurchases exceeded proceeds from the sales of these receivables by $16.5 million due to the timing of originations and repurchases and the subsequent sales of the related receivables to third parties.

•

At December 31, 2015, our accounts payable to related party was $21.4 million, primarily related to vehicle inventory purchases, which we repaid during the year ended December 31, 2016. At December 31, 2016, we had accounts payable to related party of $1.9 million, primarily related to shared service fees, repayments to DriveTime for invoices paid on our behalf and lease payments. See “Certain Relationships and Related Party Transactions — Relationship with DriveTime and its Affiliates.”

Investing Activities

Cash used in investing activities was $82.7 million and $47.7 million during the years ended December 31, 2017 and 2016, respectively, an increase of $35.0 million. The increase relates to the increase in purchases of property and equipment of $39.0 million, reflecting the expansion of our business operations into new markets and construction of new vending machines, and is partially offset by changes in the restricted cash balances.

Cash used in investing activities was $47.7 million and $16.1 million during the years ended December 31, 2016 and 2015, respectively, an increase of $31.6 million. The increase relates to the increase in purchases of property and equipment of $25.6 million, reflecting the expansion of our business operations into new markets and the increase in restricted cash of $8.2 million due to the increase in our Floor Plan Facility of $123.0 million to fund the increase in our vehicle inventory.

Financing Activities

Cash provided by financing activities was $416.1 million and $284.0 million during the years ended December 31, 2017 and 2016, respectively, an increase of $132.1 million. The net increase primarily relates to the following financing activities:

•

Net proceeds from sales of equity increased $142.9 million due to receipt of net proceeds from our IPO of $206.2 million and net proceeds from the sale of Class A Convertible Preferred Stock of $98.7 million during the year ended December 31, 2017 compared to net proceeds of $162.4 million from sales of Class C Preferred Units and payments of costs related to the IPO of $0.4 million during the year ended December 31, 2016.

•

Proceeds from and payments on the Floor Plan Facility increased by $538.6 million and $578.1 million, respectively, resulting in a net decrease to sources of cash of $39.5 million related to this facility during the year ended December 31, 2017 as compared to the year ended December 31, 2016.

Cash provided by financing activities was $284.0 million and $105.8 million during the years ended December 31, 2016 and 2015, respectively, an increase of $178.2 million. The net increase relates to the following significant financing activities:

•

Proceeds from the issuance of Class C Preferred Units increased by $97.4 million from $65.0 million in the year ended December 31, 2015 to $162.4 million in the year ended December 31, 2016. The proceeds from the issuance of preferred units were utilized to fund our continuing expansion into new markets and general working capital needs.

•

In the year ended December 31, 2015, we paid a cash dividend of $33.5 million to facilitate the sale of our Class C Preferred Units. We did not make any dividend payments in the year ended December 31, 2016, which resulted in a related increase in cash provided by financing activities in 2016 compared to the prior period.

•	Proceeds from the Floor Plan Facility increased by $285.5 million due to increased borrowing requirements to fund the expansion of our vehicle inventory.

•	Payments on the Floor Plan Facility increased by $199.2 million due to the timing of payments under the facility.

Contractual Obligations and Commitments

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of December 31, 2017:

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 Years	More than 5 years
	(in thousands)
Floor Plan Facility(1)	$248,792	$248,792	$—	$—	$—
Notes payable	26,641	5,131	12,030	9,446	34
Interest payments on outstanding notes payable	3,672	1,375	1,813	484	—
Financing leases(2)	48,745	2,490	6,279	5,863	34,113
Operating leases	76,552	4,576	8,122	7,105	56,749
Related party operating leases	42,210	3,628	8,080	8,372	22,130
Vending machines, fulfillment centers, and IRCs(3)	32,583	32,583	—	—	—

Total	$479,195	$298,575	$36,324	$31,270	$113,026

(1)	Represents the principal amounts outstanding as of December 31, 2017. Due to the uncertainty of forecasting the timing of expected variable interest rate payments, interest payment amounts are not included in the table. Borrowings under the Floor Plan Facility are generally payable within five days of the sale of the underlying vehicle or fifteen days of the sale of the finance receivable originated in connection with the sale of the vehicle. In either case, the payment is expected to be within one year of December 31, 2017. See “Description of Certain Indebtedness.”

(2)	Assumes that we do not repurchase any of the leased properties during the lease terms. Under certain of our finance leases, at any time we may elect to, and beginning in November 2019, the purchaser has the right to demand that we repurchase one or more of the properties sold and leased back for an amount equal to the repurchase price. As of December 31, 2017, the repurchase prices for these properties totaled approximately $19.2 million.

(3)	Includes minimum remaining fixed payments related to vending machine and IRC construction contracts and excludes variable installation costs, which fluctuate based on actual completion time.

Fair Value Measurements

We report money market securities and certain receivables at fair value. See Note 14 — Fair Value of Financial Instruments to our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2017.

Post-Offering Taxation and Expenses

Carvana Group is treated as a pass-through entity for U.S. federal income tax purposes and accordingly is not subject to U.S. federal income tax. After consummation of this offering, Carvana Group will continue to be treated as a pass-through entity for U.S. federal income tax purposes. As a result of its indirect ownership of LLC Units, Carvana Co. is subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of Carvana Group and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus we are required to make payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. We intend to cause Carvana Group to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See ‘‘Organizational Structure — Amended and Restated Operating Agreement of Carvana Group’’ and ‘‘Organizational Structure — Tax Receivable Agreement.’

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We chose to “opt out” of this provision at the time of our IPO and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue Recognition

Revenue consists of used vehicle sales, wholesale vehicle sales and other sales and revenues, which includes commissions on VSCs, sales of GAP waiver coverage, gains on the sales of automotive finance receivables, interest income received on finance receivables and delivery fee revenues. We recognize revenue when the earnings process is completed.

We sell used vehicles directly to our customers through our website. Revenue is recognized upon delivery, when the sales contract is signed and the agreed-upon purchase price has been received or financing has been arranged. Used vehicle sales revenue is recognized net of a reserve for returns. Our return policy allows customers to return their purchases within seven days from delivery. Our reserve is estimated using historical experience and trends and is dependent on a number of variables. In future periods additional provisions may be necessary due to a variety of factors, including changing customer return patterns due to the maturation of the online vehicle buying market, macro- and micro- economic factors that could influence customer return behavior and future pricing environments. If these factors result in adjustments to sales returns, they could significantly impact our future operating results. Revenues exclude any sales taxes that are collected from customers.

We also sell vehicles to wholesalers. These vehicles sold to wholesalers are primarily acquired from customers who trade-in their existing vehicles that do not meet our quality standards to list and sell through its website. Revenue from wholesale vehicle sales is recognized when the vehicle is sold at auction or directly to a wholesaler.

We recognize commission revenue on VSCs at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction of other sales and revenues. Our risk related to contract cancellations is limited to the commissions that we receive. Cancellations fluctuate depending on the customer financing default or prepayment rates, and shifts in customer behavior, including those related to changes in the coverage or term of the product. To the extent that actual experience differs from historical trends, there could be significant adjustments to our contract cancellation reserves. On December 9, 2016, we entered into a master dealer agreement with DriveTime, pursuant to which we sell VSCs that DriveTime administers. Prior to December 9, 2016, the VSCs were sold and administered by third parties.

Sales of finance receivables are recognized in accordance with ASC Topic 860, Transfers and Servicing of Financial Assets. ASC 860 states that a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets is accounted for as a sale only if all of the following conditions are met:

•	The transferred financial assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

•

Each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange the asset and provides more than a trivial benefit to the transferor.

•

The transferor, its consolidated affiliates included in the financial statements being presented or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

Sales of automotive finance receivables are contingent on customers meeting certain underwriting standards established by the investors purchasing the related automotive finance receivable. To the extent that automotive finance receivables sold do not meet these underwriting standards we could potentially be required to repurchase the loan which could have a significant impact on the amount of gain or loss on loan sales previously recognized.

Customers that finance their vehicle purchase with us may purchase GAP waiver coverage, which provides customers with the promise that whomever then holds the underlying finance receivable will not attempt collection of a loan balance that is in excess of the value of the financed vehicle in the event of a total loss. GAP waiver coverage is recognized over the period of protection, generally the term of the related finance receivable. Upon selling the finance receivable, we recognize any remaining deferred revenue. DriveTime administers the GAP waiver coverage.

Finance Receivables

Finance receivables include vehicle loans we originate to facilitate vehicle sales. We classify these receivables as held for sale, as we do not intend to hold the finance receivables we originate to maturity. We record a valuation allowance to report finance receivables at the lower of cost or fair value. To determine the fair value of finance receivables we utilize industry-standard modeling, such as discounted cash flow analysis, factoring in our historical experience, the credit quality of the underlying receivables, loss trends and recovery rates, as well as the overall economic environment. For purposes of determining the valuation allowance, finance receivables are evaluated collectively to determine the allowance as they represent a large group of smaller-balance homogeneous loans. To the extent that actual experience differs from historical trends, there could be significant adjustments to our valuation allowance. Principal balances of finance receivables are charged-off when we are unable to sell the finance receivable and the related vehicle has been repossessed and liquidated or the receivable has otherwise been deemed uncollectible.

We have made certain representations related to the sales of finance receivables. Any significant estimated post-sale obligations or contingent obligations to the purchaser of the loans would be accrued if probable and estimable in accordance with ASC 450, Contingencies. Any such obligations are considered in our determination of the accounting for the transfers of the finance receivables under ASC Topic 860, Transfers and Servicing of Financial Assets.

Valuation of Inventory

Vehicle inventory consists of used vehicles, primarily acquired at auction. Direct and indirect vehicle reconditioning costs including parts and labor, inbound transportation costs and other incremental costs are capitalized as a component of inventory. Inventory is stated at the lower of cost or net realizable value. Vehicle inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent, market resources. Each reporting period we recognize any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value through cost of sales. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect our inventory at net realizable value.

Equity-Based Compensation

We classify equity-based awards granted in exchange for services as either equity awards or liability awards. The classification of an award as either an equity award or a liability award is generally based upon cash settlement options. Equity awards are measured based on the fair value of the award at the grant date. We estimate the grant date fair value of stock options using the Black-Scholes valuation model, which requires judgment and significant estimates, including expected stock price volatility, option term, risk-free interest rate and dividend yield. Liability awards are re-measured to fair value each reporting period. Each reporting period, we recognize the change in fair value of awards issued to non-employees as expense. We recognize equity-based compensation on a straight-line basis over the award’s requisite service period, which is generally the vesting period of the award, less actual forfeitures. No compensation expense is recognized for awards for which participants do not render the requisite services. For equity and liability awards earned based on performance or upon occurrence of a contingent event, when and if the awards will be earned is estimated. If an award is not considered probable of being earned, no amount of equity-based compensation is recognized. If the award is deemed probable of being earned, related compensation expense is recorded over the estimated service period. To the extent the estimate of awards considered probable of being earned changes, the amount of equity-based compensation recognized will also change.

Income Taxes

We account for income taxes pursuant to the asset and liability method, which requires the recognition of deferred income tax assets and liabilities related to the expected future tax consequences arising from temporary differences between the carrying amounts and tax bases of assets and liabilities based on enacted statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Any effects of changes in income tax rates or laws are included in income tax expense in the period of enactment. We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the evidence available, it is more likely than not that such assets will not be realized. In making the assessment under the more likely than not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of the deferred tax assets. The assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods by jurisdiction, our experience with loss carryforwards not expiring unutilized and all tax planning alternatives that may be available. A valuation allowance is recognized if under applicable accounting standards we determine it is more likely than not that our deferred tax assets would not be realized.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Interest Rate Risk

Our primary market risk exposure is changing LIBOR-based interest rates. We had total outstanding debt of $248.8 million under our variable Floor Plan Facility at December 31, 2017. Amounts outstanding under our Floor Plan Facility are generally due within one year and bear a variable interest rate of a fixed spread to the one-month LIBOR rate. At December 31, 2017, the applicable one-month LIBOR rate was 1.56%. Based on the amounts outstanding, a 100-basis point increase or decrease in market interest rates would result in a change to annual interest expense of $2.5 million at December 31, 2017.

Our outstanding notes payable each have fixed interest rates, require monthly payments and have two- to five-year terms. The outstanding balance totaled $26.6 million as of December 31, 2017.

Inflation Risk

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

BUSINESS

Our Company

Carvana is a leading eCommerce platform for buying used cars. We are transforming the used car buying experience by giving consumers what they want — a wide selection, great value and quality, transparent pricing and a simple, no-pressure transaction. Each element of our business, from inventory procurement to fulfillment and overall ease of the online transaction, has been built for this singular purpose.

We provide a refreshingly different and convenient car buying experience that can save buyers time and money. On our platform, consumers can research and identify a vehicle, inspect it using our proprietary 360-degree vehicle imaging technology, obtain financing and warranty coverage, purchase the vehicle, and schedule delivery or pick-up, all from their desktop or mobile devices. Our transaction technologies and online platform transform a traditionally time consuming process by allowing customers to secure financing, complete a purchase and schedule delivery online in as little as 10 minutes.

Our technology and infrastructure allow us to seamlessly and cost efficiently deliver this car buying experience to our customers. We use proprietary algorithms to optimize our nationally pooled inventory of over 9,500 vehicles as of December 31, 2017, inspect and recondition our vehicles based on our 150-point inspection process, and operate our own logistics network to deliver cars directly to customers as soon as the next day. Customers in certain markets also have the option to pick up their vehicle at one of our proprietary vending machines, which provides an exciting pick-up experience for the customer while decreasing our variable costs, increasing scalability and building brand awareness.

The automotive retail industry’s structure presents an opportunity for disruption. It is the largest consumer retail industry in the United States and is highly fragmented. According to the U.S. Census Bureau, the U.S. automotive industry generated approximately $1.2 trillion in sales in 2017, while Edmunds.com estimates the U.S. used vehicle sales market at over $739 billion in 2016. With little brand differentiation, there are approximately 43,000 used car dealerships in the United States according to Borrell Associates’ 2017 Outlook and the largest dealer brand commands approximately 1.7% of the U.S. market according to Edmunds.com and publicly-listed dealership filings. Additionally, consumers are often dissatisfied with the car buying process. According to the DealerSocket 2016, 81% of North American consumers do not enjoy the car buying process, and car salesmen are among the least trusted professionals, according to a 2016 Gallup poll.

Carvana has demonstrated that its custom-built business model can capitalize on this opportunity. From the launch of our first market in January 2013 through December 31, 2017, we purchased, reconditioned, sold and delivered approximately 71,900 vehicles to customers through our website, generating $1.4 billion in revenue. Our sales have grown as we have added new markets and increased our market penetration in our current markets. As of December 31, 2017, our in-house distribution network services 44 metropolitan markets, and we plan to continue to expand our network into additional markets.

Our revenues have grown from $130.4 million in 2015 to $365.1 million in 2016 and $858.9 million in 2017, representing a 135.2% increase over the $365.1 million in revenue that we generated for the year ended December 31, 2016. We continue to invest heavily in growth and generated a net loss of $164.3 million for the year ended December 31, 2017, compared to a net loss of $93.1 million for the year ended December 31, 2016.

Industry Background & Market Opportunity

Exceptionally Large and Fragmented Market

The U.S. automotive industry generated approximately $1.2 trillion in sales in 2017, which comprised roughly 21% of the U.S. retail economy and made it the largest consumer retail market in the United States according to the U.S. Census Bureau. Edmunds.com estimates the U.S. used vehicle sales market at over $739 billion in 2016, representing approximately 38.5 million used vehicle transactions at an average sales price of $19,189.

The used car retail industry is highly fragmented. There are approximately 43,000 used car dealerships in the U.S according to Borrell Associates’ 2017 Outlook. The largest dealer brand commands approximately 1.7% of the U.S. market and the top 100 used car retailers collectively hold approximately 7.0% market share, according to Edmunds.com, publicly-listed dealership filings and Automotive News.

The traditional used car retailing model is costly, operationally challenging and difficult to scale. Providing an end-to-end solution requires inspection, repair, reconditioning and showroom facilities, as well as inventory sourcing and financing capabilities, substantially all of which is traditionally done at each dealership location. According to publicly-listed dealership filings, some full service dealerships providing all of these services can require an initial investment of up to $22 million. Additional variable costs include the salaries of on-site employees, inventory financing fees and vehicle transportation costs.

Customer acquisition is expensive and inefficient for traditional automotive retailers as they are typically confined to local advertising channels and have to drive foot traffic to their physical locations, where they offer an often undifferentiated service and limited inventory.

Additional challenges in auto retailing, both online and offline, stem from the following unique characteristics of selling cars:

•	big ticket item, often representing one of the customer’s largest and longest lifecycle purchases;

•	range of taste in make, model, body style, price, year, mileage, color, drivetrain and features;

•	second most expensive purchase many consumers make and finance;

•	complex transaction often involving a vehicle trade-in and the purchase of add-on service products to protect the customer’s investment;

•	reliance on third parties for critical business functions; and

•	state and local regulatory compliance variability.

The Way Consumers Buy Cars Is Changing

Historically, consumers discovered vehicles for sale through local print and broadcast media, as well as word of mouth, and would go to dealerships to educate themselves on potential purchases. However, consumers no longer rely solely on traditional media and dealerships to discover and research vehicles. According to the Cars Online 2014 report from Capgemini, 97% of customer vehicle purchases involve online research. In fact, the 2016 Car Buyer Journey report from Autotrader indicates that a typical used car buyer spends approximately nine hours researching his or her prospective car purchase online.

As eCommerce has become more established, reaching 10.5% of total retail sales in the U.S. in the fourth quarter of 2017 according to the U.S. Census Bureau, consumers have become more comfortable buying taste-driven, higher-priced products such as consumer electronics and home furnishings online. Similarly, auto consumers are interested in eCommerce solutions for their car purchasing needs — 80% of U.S. car buyers would consider completing their entire car purchase online if given the opportunity, according to Capgemini’s 2017 Cars Online Trend Study.

What Auto Consumers Want

As a result of the unique aspects of purchasing a vehicle, consumers have a distinct set of expectations that are challenging for traditional used auto retailers to address.

•

Wide selection.    Automobiles vary widely in model, style, color, age and price, and consumers exhibit differing tastes, style and purchasing goals and budgets. This requires dealers to maintain a broad inventory and offer multiple financing, warranty and service plan choices.

•

Traditional used auto retailers are limited by staging capacity and anticipated local demand at each dealership; they generally lack the logistical capabilities to source vehicles from other locations quickly and cost-effectively.

•	Value. Auto consumers want consistent, fair value.

•	Traditional used car retailers have high overhead costs and must pass these costs on to their customers.

•	Confidence in quality. Auto consumers want to have comfort that the vehicle they purchase is mechanically sound and will not require costly repairs or replacement in the near term.

•	Traditional used auto retailers may lack the scale and expertise to consistently purchase high quality vehicles and uniformly recondition them, increasing the incidence of selling a “lemon.”

•	Control and no pressure. Auto consumers want to feel in control of the buying process, without being pressured.

•

According to DealerSocket 2016, 81% of North American consumers do not enjoy the car buying process, and U.S. car salespeople are among the least trusted professionals, according to a 2016 Gallup poll.

•	Fast, simple purchasing process. Auto consumers want their transaction to be convenient, fair and on their own desired timeline.

•

Buying a car at a traditional auto dealership is often a multi-part transaction including vehicle purchase, trade-in, financing and complementary products, and requires over three hours on average, according to the 2016 Car Buyer Journey report from Autotrader.

Carvana’s Solution

In response to these evolving consumer needs, we built Carvana to provide a no-pressure, no-haggle experience with flexible and fast transactions. Consumers can research and identify a vehicle, inspect it using interactive high definition photography, obtain financing and warranty coverage, complete their purchase and schedule delivery or pick up, all from our online platform. Our uniformed employees deliver cars to customers in branded single car haulers as soon as the next day, and we offer a seven-day return policy on all our cars sold. The sales process we have built enables our customers to execute their purchases, once a car has been selected, in as little as 10 minutes.

We aim to deliver the best selection, best value and best experience for used car buyers.

The Best Selection

As of December 31, 2017, we offer all customers a nationally pooled inventory of over 9,500 high-quality used vehicles. We evaluate all of the vehicles that we own and offer for sale using our 150-point “Carvana Certified” inspection process, which we are able to perform at scale across our network of IRCs. Our customer research indicates that size and range of selection are primary determinants of where customers will transact. We use proprietary algorithms to optimize our inventory acquisition based on extensive used vehicle market and customer behavior data. Furthermore, our nationally pooled inventory system maximizes the breadth of vehicle selection for our customers in any given location. This results in a higher likelihood that customers are able to find the make, model, year and color combination that they desire. In contrast, traditional dealerships are limited in range of selection because they typically optimize a local inventory of a few hundred vehicles at each dealership location, even if they own thousands of vehicles across multiple distributed locations.

The Best Value

Our proprietary technology and vertically-integrated business model allow us to enjoy a significantly lower variable cost structure versus traditional dealerships and provide substantial value to our customers. We do not require a network of brick-and-mortar dealerships, staffed with sales personnel; instead, we utilize both an in-house logistics network and proprietary vending machines to facilitate trade-ins and vehicle delivery. These savings are passed on to the consumer through sales prices that are below industry averages. Additionally, we believe our pooled inventory approach will result in lower average days to sale, which we expect will help improve margins due to decreased vehicle depreciation resulting in higher unit selling price. Furthermore, we are able to provide personalized and highly-transparent financing terms based on basic customer information that results in faster transaction times, clear lending terms and competitive interest rates.

The Best Experience

We aim to provide the best car buying experience available for our customers through a fully-integrated, convenient online shopping experience. Our proprietary 360-degree vehicle imaging technology provides transparency by allowing customers to view vehicle features and imperfections. We also provide automated trade-in valuations, automated financing, GAP waiver coverage and VSC. Customers can easily select among various pricing and pre-approved financing terms and receive approval in seconds.

We offer a premium fulfillment experience with pick-up and delivery options available, including pick-up at our vending machines or fulfillment centers in some markets. Our in-house customer advocates are available to answer customer questions that arise throughout the process. At every customer touch point, we strive to provide the level of customer service that makes purchasing a car from us an enjoyable, memorable experience. Finally, we offer seven-day return and 100-day warranty policies with every car we sell. We believe that our customers value the ease of use and transparency of our platform. They have responded favorably to our solution, as illustrated by the ratings we receive. Our customers rated us an average of 4.7 out of 5.0 as of December 31, 2017, and 95% of them said they would recommend us to a friend when responding to over 13,000 satisfaction surveys we solicited from our inception through December 31, 2017. These positive reactions create opportunities for repeat customers and a strong referral network.

Strengths & Competitive Advantages

Our business model is disrupting the traditional used vehicle sales model. Our primary goal is to rapidly scale vehicle unit sales by focusing on delivering an unparalleled customer experience. Since our inception in 2012, we have been developing and leveraging the following key strengths of our robust platform, which we believe provide significant competitive advantages.

Purpose-Built Vertically-Integrated eCommerce Platform

We built our used car eCommerce platform because we believe a lower and differentiated cost structure is critical to providing a seamless, best-in-class car buying experience. We believe that traditional dealerships and other technology-enabled auto platforms do not provide this type of experience, and that our end-to-end model allows us to offer a superior solution while reducing our cost of operations and enhancing our ability to offer complementary products and services. Our vertically-integrated platform gives us control of all critical operations and transaction elements, which facilitates a fast, simple and consistent user experience. We control the algorithms that help determine the vehicles we make available to our customers, the prices of those vehicles, the financing terms and GAP waiver coverage and VSC options available to our customers and the trade-in values we offer. Additionally, we control the logistics infrastructure that enables us to offer customers fast, specific and reliable delivery times. We have invested heavily in our custom designed website to provide a cutting edge user interface, and have built a team of in-house customer advocates that is dedicated to providing first-rate customer service.

Differentiated Shopping Experience

We have developed technology that makes the online vehicle purchasing process intuitive, transparent and fun. Our proprietary photo booth, paired with custom photo processing and display technology, provides an interactive way for consumers to search for vehicles and take a virtual tour of the interior and exterior of a vehicle using annotated, high definition photography. We believe this technology, coupled with our certification process and seven-day return policy, generates the confidence and trust in our platform needed to buy a car online.

Proprietary Financing Technology

Our differentiated financing solutions provide customers with nearly instantaneous credit decisions as well as flexibility and transparency in financing their vehicle purchase. We preapprove thousands of down payment and monthly payment combinations that allow customers to choose their preferred financing. We preapprove these terms utilizing “soft credit checks” which do not impact a customer’s credit unless they complete a purchase and financing transaction. Due to our relatively low car prices, our customers generally have lower PTI (Payment to Income) and LTV (Loan to Value) ratios on their financing transactions than they would have at higher prices. This significantly enhances the quality of the automotive finance receivables that we generate and the premium we can capture when we sell the automotive finance receivables to our financing partners.

Efficient Logistics Network and Attractive Fulfillment Experience

We have developed proprietary logistics software and an in-house delivery network that differentiates us from competitors by allowing us to predictably and efficiently transport cars while providing customers a distinctive fulfillment experience. Our home delivery is conducted by a Carvana employee on a branded delivery truck. Customers in certain markets can also pick up their vehicles at one of our proprietary car vending machines, which are multi-story glass towers that store purchased vehicles, or at one of our fulfillment centers. These vending machines provide an attractive and unique experience for our customers and develop brand awareness while lowering our vehicle fulfillment expenses. Following the opening of a vending machine in one of our markets, our market penetration has seen a meaningful increase while our variable operating costs per car sold have decreased. We intend to grow our logistics network and build vending machines in many of the metropolitan markets that we serve.

Scaled Used Vehicle Infrastructure

We currently leverage a network of four IRCs and supporting software for our vehicle reconditioning and logistics activities that required significant investment in time and capital to develop. We believe these facilities at full utilization give us capacity to inspect and recondition about 200,000 cars per year. Our proprietary inventory management system and Transportation Management System (“TMS”), combined with our expertise and experience gained from operating these facilities, position us well to continue to build out additional reconditioning and distribution centers as needed.

Scale Driving Powerful Network Effects

Our business benefits from powerful network effects. Our logistics capabilities allow us to offer every car in our inventory to customers across all of our markets. As we add markets, we expect to increase overall demand, which would enable us to carry a larger inventory. A broader vehicle inventory would further improve our offering across our markets, enabling us to increase market share. Furthermore, we anticipate increased brand awareness, driven by national advertising, will allow us to expand our national inventory and further these network effects.

Our Growth Strategies

The foundation of our business is retail vehicle unit sales. This drives the majority of our revenue and allows us to capture additional revenue streams associated with financing, VSCs and GAP waiver coverage, as well as trade-in vehicles. As we mature, we believe we will continue to improve conversion on these revenues and expand our offering of complementary products. However, all of these additional revenue opportunities are derived from retail vehicle unit sales and as a result, our growth strategies are primarily focused on this metric.

Our ability to generate vehicle sales is a function of the number of markets we operate in, our penetration in those markets and our ability to build and maintain our brand by offering great value, transparency and outstanding customer service. We plan to continue growing our vehicle unit sales, number of markets, market penetration and complementary product revenues while enhancing competitive positioning by executing the following key elements of our growth strategy:

Increase Sales Through Further Penetration of Our Existing Markets

We believe that our markets are at an early stage of growth when measured by market penetration. In Atlanta, our first and most mature market, we had approximately 1.3% market penetration for the year ended December 31, 2017 compared to approximately 0.9% in the prior year, making us one of the largest used car dealers in Atlanta. Additionally, Atlanta had market penetration of approximately 1.5% for the three months ended December 31, 2017, compared to approximately 1.1% for the prior year period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Cohorts.” We plan to continue marketing and actively building our brand in existing markets by improving our operations, opening additional vending machines, increasing our inventory size and growing brand awareness.

Continue to Enter Key Geographic Markets

We believe there is a substantial opportunity to utilize our capital-light expansion model and proven go-to-market strategy to enter additional markets by expanding our existing logistics network and advertising in those markets. We believe we can enter more markets than many of the larger dealership groups because of our lower cost structure, which allows us to efficiently operate in smaller markets. Furthermore, our nationally pooled inventory creates an even larger competitive advantage in these smaller markets, where customers typically have access to less inventory selection at local dealerships.

Continue to Innovate and Extend Our Technology Leadership

We will continue to make significant investments in improving and adding to our customer offering. We believe that the complexity of the automotive retail transaction provides substantial opportunity for technology investment and that our leadership and continued growth will enable us to responsibly invest in further separating ourselves from our competitors’ offerings.

Develop Broad Consumer Awareness of Our Brand

We believe our brand development efforts will meaningfully impact our ability to acquire new customers. We intend to attract new customers through advertising, public relations, and customer referrals. We believe these efforts will be further enhanced as we expand our national advertising campaigns, which we began in early 2017. We also plan to build vending machines in additional markets to capitalize on word of mouth publicity in building our brand awareness.

Develop New Products

We plan to leverage our existing eCommerce and logistics infrastructure to increase monetization opportunities by introducing new complementary products and services. The car purchasing and ownership cycle provides many opportunities to add value for our customers and our technology expertise and process automation position us well to provide these services in unique and differentiated ways.

Customer Lifecycle

Search and Discovery.    We have developed a mobile-optimized website, where prospective car buyers can immediately begin browsing, researching, filtering and identifying their choice from an inventory of over 9,500 vehicles that we offer for sale as of December 31, 2017. We have also developed a series of innovative features to enhance the customer experience on our website and enable better product discovery, such as highly engaging visual imagery and merchandising, as well as easy-to-use site navigation tools and personalization features. We also feature integrations with various vehicle data providers for vehicle feature and option information as a research tool to assist our customers with their purchase decisions.

Virtual Tour.    Once customers select a vehicle, they have the ability to take an annotated virtual vehicle tour on our website, which includes a 360-degree view of the interior and exterior of the actual vehicle. This interactive tour allows customers to review vehicle imperfections through high definition photography and provides them with an extensive list of vehicle details, accessories and safety features presented in an intuitive and easy to review manner.

Seamless Transaction Technology.    Once customers have chosen a vehicle, our platform allows them to complete the purchase in as little as 10 minutes, saving them both time and money.

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Financing.    We pre-approve thousands of down payment and monthly payment combinations that allow customers to choose their preferred financing. Our website includes unique, highly engaging and intuitive financing tools that are transparent and demonstrate the relationship between preapproved down payment, monthly payment and term combinations. Our innovative financing tool allows borrowers to select an exact dollar payment plan based on thousands of permutations of APR, down payment, monthly payment and term. Our customers can obtain a financing decision in seconds generated by our proprietary credit scoring and loan structuring algorithms for every car in our inventory. This involves a short process that only requires ten fields to be completed and will not impact customers’ credit unless they complete a purchase and finance transaction.

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Complementary products.    Our customers can further supplement their online vehicle purchase by electing to purchase a fully-integrated VSC, or extended warranty, serviced by an affiliate of DriveTime. In order to help improve the transaction experience, we evaluate numerous options to ultimately provide each customer with two plans that we believe will best meet their needs. Customers financing their purchase with us are also offered GAP waiver coverage, customized by term length, during checkout.

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Trade-in.    For customers interested in pursuing a trade-in, our Cardian Angel tool provides customers with an automated valuation of their existing vehicle that can be applied to any vehicle purchase. Carvana will also purchase vehicles directly from customers without an associated vehicle purchase.

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Documentation and payment.    To further improve the ease of financing, complementary products and trade-ins, we have developed a seamless, fully-integrated online documentation process. In certain markets, we have established partnerships with several technology providers that allow for automated down payment income verification and payment processing through simple, easy to use tools such as the ability to take pictures of required documents with a smartphone.

Fulfillment.    Customers can choose to have their vehicle delivered or pick up their vehicle at one of our proprietary vehicle vending machines or fulfillment centers. In certain markets, we can deliver cars as soon as the next day with a Carvana-uniformed employee in a branded, custom single-car hauler. Our vending machines and fulfillment centers provide an attractive and unique customer pick-up experience that many customers choose. At our vending machines, the customer deposits a Carvana-branded token into a coin slot and an automated platform selects the customer’s car from the multi-story tower and delivers it to a garage bay where the customer is waiting with a Carvana delivery associate.

Post-sale customer support.    Once customers have their car, our customer advocates manage the post-sale coordination and service call process including any claims from our standard 100-day / 4,189-mile “Worry Free Guarantee” warranty and the seven-day return policy. Given the return rates we have seen and the cost to us of honoring the return policy, we believe the peace of mind our customers gain from our seven-day return policy supports the cost of this offering. Our customers rated us an average of 4.7 out of 5.0 as of December 31, 2017, and 95% of them said they would recommend us to a friend when responding to over 13,000 satisfaction surveys we solicited from our inception through December 31, 2017. These positive reactions create opportunities for repeat customers and a strong referral network.

Vehicle Lifecycle

Vehicle Acquisition.    We acquire the substantial majority of our used vehicle inventory through the large and liquid national used-car auction market. The remainder of our inventory is acquired directly from customers, vehicle finance and leasing companies, rental car companies, and other suppliers. We use proprietary algorithms to determine which cars to bid on and how much to bid. Our software sifts through over 100,000 vehicles per day and filters out vehicles with accidents, poor condition ratings, or other unacceptable attributes, and can evaluate the tens of thousands of potential vehicle purchases that remain per day, creating a distinct competitive advantage versus in-person sourcing methods generally used by traditional dealerships. We assess vehicles on the basis of quality, inventory fit, consumer desirability, relative value, expected reconditioning costs and vehicle location to identify what we believe represent the most in-demand and profitable vehicles to acquire for inventory. We utilize a broad range of data sources, including proprietary site data and a variety of external data sources to support our assessments. Once our algorithms have identified a suitable vehicle for purchase, bids are verified and executed by a centralized team of inventory sourcing professionals.

Inspection and Reconditioning.    Once we acquire a vehicle, we leverage our in-house logistics or a third party delivery service to transport the vehicle to one of our IRCs, at which point the vehicle is entered into our inventory management system. We then begin a 150-point inspection process covering controls, features, brakes, tires and cosmetics. Each IRC includes trained technicians, vehicle lifts, paint-less dent repair and paint capabilities and receives on-site support from third party vendors with whom we have integrated systems to ensure ready access to parts and materials. When an inspection is complete, we estimate the necessary reconditioning cost for the vehicle to be deemed “Carvana Certified” and expected timing to be made available for sale on our website.

Photography and Merchandising.    To provide transparency to our customers, our proprietary, automated photo booths capture a 360-degree exterior and interior virtual tour of each vehicle in our website inventory. Our photo booths photograph the interior and exterior of the vehicle while annotating material defects based on visibility threshold category. We also feature integrations with various vehicle data providers for vehicle feature and option information. We have instituted a unified cosmetic standard across all IRCs to better ensure a consistent customer experience.

Transportation and Fulfillment.    Third-party vehicle transportation is often slow, expensive and unreliable. To address these challenges, we built an in-house auto logistics network backed by a proprietary TMS to transport our vehicles nationwide. The system is based on a “hub and spoke” model, which connects all IRCs, logistics hubs and vending machines via our owned fleet of multi-car and single car haulers. Our TMS allows us to efficiently manage locations, routes, route capacities, trucks and drivers while also dynamically optimizing for speed and cost. We store inventory at our IRCs, and when a vehicle is sold, it is delivered directly to the customer or transported to a vending machine or fulfillment center for pick-up by the customer. Due to our robust and proprietary logistics infrastructure, we are able to offer our customers and operations team highly accurate predictions of vehicle availability, minimizing unanticipated delays and ensuring a seamless and reliable customer experience.

Markets

As of December 31, 2017, we have an established logistics network and a direct marketing presence in 44 major metropolitan cities and have purchased, reconditioned, sold and delivered approximately 71,900 vehicles since the launch of our first market in January 2013. We initially launched in Atlanta, Georgia in 2013 and have since grown our network across the United States, adding two markets in 2014, six in 2015, 12 in 2016 and 23 during 2017. We are committed to providing an honest, transparent and customer-centric used car buying experience online, which is achieved through our hub and spoke market approach. While our entire inventory of vehicles is available for sale across the United States through our own and third party delivery services, our focus is on serving our markets and providing the best possible car buying experience to our customers at a low, transparent cost. Our established logistics network and ability to deliver any car in our inventory on Carvana branded haulers to customers within our markets allow us to provide a low-cost, simple car buying experience.

Marketing

We believe our customer base is similar to the overall market for used cars at average price points of our vehicles. Our sales and marketing efforts utilize a multi-channel approach, built on a seasonality adjusted, market-based model budget. We utilize a combination of brand building as well as direct response channels to efficiently seed and scale our local markets. Our paid advertising efforts include, but are not limited to, advertisements through national and local television, search engine marketing, inventory site listing, retargeting, organic referral, display, out-of-home, digital radio, direct mail and branded pay-per-click channels. We believe our strong customer focus ensures customer loyalty which will drive both repeat purchases and referrals. In addition to our paid channels, we intend to attract new customers through enhancing our earned media and public relations efforts and further investing in our proprietary vending machines.

Customer Advocates

We have a team of in-house customer support specialists who provide assistance 13 hours per day, seven days per week to our customers located nationwide. Operating as advocates, our specialists are available to assist customers with questions that arise throughout the car buying process. These advocates are available via web chat or telephone and help customers navigate the website, answer specific questions and assist in loan verification by working with our customers to establish proof of identity, income and insurance. We take a consultative approach with our customers, offering live support and acting as a trusted partner to guide them through each phase of the purchase lifecycle. We are committed to providing our customers with the highest quality transaction experience and believe our advocates, who receive no commission income, are a meaningful reason why customers prefer transacting with us. The effectiveness of our model is reflected in the high ratings we receive from our customers and strong customer referrals. We focus on developing our advocates and providing them with the information and resources they need to offer exceptional customer service.

Competition

The U.S. used car marketplace is highly fragmented. There are approximately 43,000 used car dealerships in the United States according to Borrell Associates’ 2017 Outlook, including approximately 27,000 independent dealerships. The largest dealer brand commands approximately 1.7% of the U.S.

market and the top 100 used car retailers collectively hold approximately 7.0% market share, according to Edmunds.com, publicly-listed dealership filings and Automotive News. We believe the primary competitive factors in this market include transparency, convenience, price, selection and vehicle quality. Our current competitors can be largely classified into the following segments:

•	franchised dealerships – 37% of establishments;

•	independent dealerships – 63% of establishments; and

•	online dealerships/marketplaces.

A number of used vehicles are also bought and sold through privately negotiated transactions.

We believe that our vertically-integrated business model provides a meaningful and sustainable competitive advantage.

Technology

Our business is driven by data and technology at all stages of the process, from inventory purchasing, reconditioning, photography and annotation through online merchandising, sales, financing, logistics, and delivery. Carvana’s proprietary and exclusive-use technology portfolio includes:

•	a decisioning model for consolidating internal and third party data to provide profitability estimates for inventory available for purchase;

•	a limited exclusivity license to an inventory management system that handles vehicles from acquisition through photography;

•	a custom-built automated photography system with software that combines high-quality photos to produce an interactive, 360-degree virtual tour of both the exterior and interior of the vehicle;

•	a website that includes advanced filtering and search technology that helps customers find a car that suits their tastes;

•	a logistical model to optimize the transport of purchased inventory to the customer; and

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a custom automated delivery tower, or vending machine, including customer experience enhancements such as automatically generated video (suitable for posting to social media) that captures the customer’s pick-up experience.

We also rely on third party technology, including the following:

•	customer identity verification for financing;

•	transportation fleet telemetry;

•	network infrastructure for hosting the website and inventory data;

•	software libraries, development environments and tools;

•	services to allow customers to digitally sign contracts;

•	customer service call center management software; and

•	automation controls and software for the vending machines.

Employees

As of December 31, 2017, we had 1,864 employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be strong.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets, patents and contractual provisions and restrictions on access and use of our proprietary information and technology.

We hold one issued patent covering our photo booth and imaging technology, and seven pending patent applications covering various technologies including our website user interface technology, our loan underwriting technology, and our vending machine technology.

We have nine trademark registrations, including registrations for “Carvana,” the Carvana logo, and various slogans.

We are the registered holder of a variety of domestic and international domain names, including “carvana.com.”

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with certain of our employees, consultants, contractors and business partners. Certain of our employees and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our general and product-specific terms of use on our website.

Furthermore, we have a cross-license agreement with DriveTime pursuant to which DriveTime has obtained limited licenses to some of our intellectual property. See “Certain Relationship and Related Party Transactions — Relationship with DriveTime and its Affiliates — IP License Agreement” and “Risk Factors — Risks Related to Our Business — We participate in a highly competitive industry, and pressure from existing and new companies may adversely affect our business and operating results.”

Facilities

Corporate Offices.    In September 2016, we entered into a lease agreement effective through February 2024 with the option to extend to February 2039 for approximately 134,000 square feet of office space for our corporate headquarters in Tempe, Arizona.

Other Facilities.    The below chart summarizes our material facilities other than our corporate headquarters. We recondition, photograph and store inventory at our IRCs and provide customers with the option to pick up their purchased vehicles at certain facilities, including multi-story glass tower fulfillment centers that we refer to as vending machines. Each of the IRC facilities listed in the table below is leased. Each of the vending machines listed below, except for our San Antonio Vending Machine, is leased through an operating lease or a sale leaseback transaction accounted for as a finance transaction. Markets where we do not have an IRC or vending machine that can function as a logistics hub are not listed in the table below. Markets where the vending machine is under construction are not listed in the table below. In these markets we lease or sublease office and parking space to facilitate deliveries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Markets.”

Operations	City
AZ IRC	Tolleson, AZ
GA IRC	Winder, GA
NJ IRC	Delanco, NJ
TX IRC	Blue Mound, TX
Austin Vending Machine	Austin, TX
Dallas Vending Machine	Frisco, TX
Houston Vending Machine	Houston, TX
Jacksonville Vending Machine	Jacksonville, FL
Nashville Vending Machine	Nashville, TN
Raleigh Vending Machine	Raleigh, NC
San Antonio Vending Machine	San Antonio, TX
Tampa Vending Machine	Tampa, FL
Atlanta Fulfillment Center	Atlanta, GA
Birmingham Fulfillment Center	Birmingham, AL

Seasonality

We expect our quarterly results of operations, including our revenue, gross profit, profitability, if any, and cash flow to vary significantly in the future, based in part on, among other things, consumers’ car buying patterns. We are a growing company and our revenues have increased every quarter from our inception to date. However, we have experienced higher revenue growth rates in the first quarter of the calendar year than in each of the last three quarters of the calendar year. As we mature, we expect revenues may decrease in the second half of the calendar year. We believe these results are due to seasonal buying patterns driven in part by the timing of income tax refunds, which we believe are a primary source of our customers’ down payments on used vehicle purchases. Notably, as timing of income tax refunds is delayed, we believe that the second quarter is likely to increasingly show stronger seasonality than in the past. Due to our short operating history and the overall growth of our business, these seasonal trends have not yet been pronounced, but we expect that in the future our revenues may be affected by these seasonal trends as well as cyclical trends affecting the overall economy, specifically the automotive retail industry. See “Risk Factors — Risks Related to Our Business — We may experience seasonal and other fluctuations in our quarterly operating results, which may not fully reflect the underlying performance of our business.”

Government Regulation

Various aspects of our business are or may be subject to U.S. federal and state regulation. In particular, the advertising, sale, financing and transport of used motor vehicles are highly regulated by states in which we do business and by the U.S. federal government. The regulatory bodies that regulate our business include the Consumer Financial Protection Bureau, the Federal Trade Commission, the United States Department of Transportation, the Occupational Health and Safety Administration, the Department of Justice, the Federal Communications Commission, various state dealer licensing authorities, various state consumer protection agencies and various state financial regulatory agencies. We are subject to compliance audits of our operations by many of these authorities.

Certain states have concluded that our activities are subject to vehicle dealer licensing laws, requiring us to maintain a used vehicle dealer license in order to conduct business in that state. We have at least one licensed facility in Alabama, Arizona, Florida, Georgia, Massachusetts, New Jersey, North Carolina, Ohio, Tennessee and Texas.

Most states regulate retail installment sales, including setting a maximum interest rate, caps on certain fees, or maximum amounts financed. In addition, certain states require that finance companies in general and Carvana in particular file a notice of intent or have a sales finance license or an installment sellers license in order to solicit or originate installment sales in that state. We have obtained a sales finance license in Arizona and Texas, an installment seller license in Florida and New Jersey, and have filed consumer credit notices in Colorado, Indiana, Kansas, Oklahoma, and South Carolina.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors — Risks Related to Our Business — We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws and regulations. Failure to comply with these laws and regulations could have a material adverse effect on our business, sales, results of operations and financial condition.”

Legal Proceedings

From time to time, we are involved in various claims and legal actions that arise in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources.

Future litigation may be necessary to defend ourselves and our partners by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ORGANIZATIONAL STRUCTURE

Overview

Carvana Co. is a Delaware corporation formed to serve as a holding company that holds an indirect interest in Carvana Group through its wholly owned subsidiary, Carvana Sub. Carvana Sub is a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Neither Carvana Co. nor Carvana Sub engaged in any business or other activities other than in connection with their formation prior to the IPO. Carvana Co’s. sole asset is the capital stock of its wholly owned subsidiary, Carvana Sub, whose only assets are a membership interest in Carvana Group and a 0.1% ownership interest in Carvana, LLC, and operates and controls all of the business and affairs and consolidate the financial results of Carvana Group. The operating agreement of Carvana Group was amended and restated in connection with the Organizational Transactions to, among other things, modify its capital structure by eliminating a class of preferred membership interests, and providing for LLC Units consisting of two classes of common ownership interests in Carvana Group (one held by certain employees and consultants subject to vesting and a participation threshold, and one held by the other Carvana Group owners, including the Garcia Parties and Carvana Sub). We, Carvana Sub and the LLC Unitholders also entered into an exchange agreement under which each LLC Unitholder (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of our Class A common stock. To the extent such owners also hold Class B common stock, they will be required to deliver to Carvana Sub a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged for. Any shares of Class B common stock so delivered will be cancelled. As a holder exchanges its LLC Units, our indirect interest in Carvana Group will be correspondingly increased.

Upon completion of this offering, we will continue to be controlled by the Garcia Parties because the Garcia Parties will control approximately 96% of the voting interest in us (or approximately 95% if the underwriters exercise their option to purchase additional shares in full).

Incorporation of Carvana Co.

Carvana Co. was incorporated in Delaware on November 29, 2016. Our amended and restated certificate of incorporation authorizes two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate authorizes shares of undesignated preferred stock (including our Class A Convertible Preferred Stock), the rights, preferences and privileges of which may be designated from time to time by our Board. Our Class A common stock, Class B common stock and Class A Convertible Preferred Stock have the terms described in “Description of Capital Stock.”

Shares of our Class B common stock, which provide no economic rights, were issued to the pre-IPO holders of Class A Units of Carvana Group (other than Carvana Sub) in connection with the IPO. Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). Each other share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock — Class B common stock — Voting Rights.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Organizational Transactions

The following transactions, referred to collectively herein as the “Organizational Transactions,” were completed prior to or in connection with our IPO.

Immediately prior to the effectiveness of the IPO Registration Statement, we took the following actions:

•	We converted the outstanding Class C Preferred Units into 43,089,005 Class A Units.

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We amended and restated the LLC Operating Agreement of Carvana Group to, among other things, (i) eliminate a class of preferred membership interests, (ii) provide for LLC Units consisting of two classes of common ownership interests in Carvana Group (Class B Units held by certain employees and consultants subject to vesting and a participation threshold, and Class A Units held by the other Carvana Group owners, including the Garcia Parties and Carvana Sub), and (iii) appoint our wholly owned subsidiary Carvana Sub, as the sole manager of Carvana Group.

•	We amended and restated the certificate of incorporation of Carvana Co. to, among other things, provide for Class A common stock and Class B common stock. See “Description of Capital Stock.”

•	We issued shares of Class B common stock to holders of Class A Units, on a four-to-five basis with the number of Class A Units they own, for nominal consideration.

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Certain employees were issued an aggregate of 358,000 restricted shares of Class A common stock pursuant to the terms of our new 2017 Incentive Plan. We also awarded options to purchase an aggregate of 417,000 shares of Class A common stock to approximately 100 employees and directors, with an exercise price set at the initial public offering price. A portion of the options are unvested as of the date of grant. All of the unvested option awards are time-vesting over a five year period.

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Carvana Group issued an aggregate of 766,500 Class B Units to our executive officers and certain other employees, in each case with a participation threshold based on the public offering price. Such Class B Units were issued under the existing LLC Plan. See “Executive Compensation — Equity Incentives — Summary of Current Awards Under the Carvana Group Equity Incentive Plan” for a discussion of the participation thresholds.

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We and Carvana Sub entered into an exchange agreement with the LLC Unitholders pursuant to which the LLC Unitholders (other than Carvana Sub) are entitled to exchange LLC Units, together with shares of Class B common stock, in the case of Class A Units, for shares of Class A common stock in accordance with the terms of the Exchange Agreement or, at our election, for cash. See “— Exchange Agreement.”

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We entered into the Tax Receivable Agreement with LLC Unitholders that provides for the payment by Carvana Co. to LLC Unitholders of 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income taxes we actually realize (or, under certain are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share as a result of purchases of LLC Units from LLC Unitholders (other than Carvana Sub) by Carvana Sub and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. See “— Tax Receivable Agreement.”

In connection with the completion of the IPO, we issued 15,000,000 shares of our Class A common stock to the investors in the offering in exchange for net proceeds of approximately $205.8 million, after deducting underwriting discounts and commissions and offering expenses paid by us.

Immediately following the completion of the IPO, we took the following actions:

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We contributed approximately $205.8 million of the net proceeds of the offering to our wholly owned subsidiary, Carvana Sub, to acquire 18,750,000 Class A Units in Carvana Group at a purchase price per LLC Unit based on the initial public offering price of $15.00 per share, less underwriting discounts and commissions and offering expenses.

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Carvana Group used the proceeds it received from us to repay all outstanding borrowings under the Verde Credit Facility, to pay expenses incurred in connection with the Organizational Transactions and for general corporate purposes. Carvana Sub also transferred approximately 170,000 LLC Units to Ernest Garcia, II in exchange for his 0.1% ownership interest in Carvana, LLC.

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We also issued 136,000 shares of Class B common stock to Ernest Garcia, II in connection with the transfer of LLC Units by Carvana Sub to Ernest Garcia, II in exchange for his 0.1% ownership interest in Carvana, LLC.

As a result of the Organizational Transactions:

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the investors in the IPO collectively owned 15,000,000 shares of our Class A common stock and we held, indirectly through our wholly owned subsidiary, Carvana Sub, 18,580,000 LLC Units after the transfer of approximately 170,000 LLC Units to Ernest Garcia, II in exchange for his 0.1% ownership interest in Carvana, LLC;

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certain of our employees and directors owned 358,000 shares of restricted Class A common stock and options to purchase 417,000 shares of Class A common stock with an exercise price set at the initial public offering price, in each case issued pursuant to the 2017 Incentive Plan;

•	the Garcia Parties owned 122,397,186 LLC Units and 97,917,749 shares of Class B common stock; and

•	the remaining LLC Unitholders owned 29,802,875 LLC Units and 19,318,461 shares of Class B common stock.

The diagram below depicts our expected organizational structure following completion of this offering and the use of proceeds therefrom. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)	The Garcia Parties will control approximately 96% of the voting interest in us (or approximately 95% if the underwriters exercise their option to purchase additional shares in full). The remaining LLC Unitholders will collectively control approximately 2% of the voting interest in us. See “Principal and Selling Stockholders” for additional information about the other LLC Unitholders that will beneficially own more than 5% of our outstanding shares of Class B common stock following the completion of this offering.

(2)

Shares of Class A common stock and Class B common stock vote as a single class. Each outstanding share of Class A common stock is entitled to one vote on all matters to be voted on by stockholders generally. The shares of Class B common stock have no economic rights. Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units and Class B Units were exchanged for Class A common stock). All other shares of our Class B common stock entitle its holder to one vote on all matters to be voted on by stockholders generally. In accordance with the exchange agreement entered into in connection with the Organizational Transactions, LLC Unitholders are entitled to exchange LLC Units, together with shares of Class B common stock in the case of Class A Units, for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash.

(3)	Assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have 3% of the voting power in Carvana Co., (ii) holders of Class B common stock will have 97% of the voting power of Carvana Co., (iii) the LLC Units held by the remaining LLC Unitholders will constitute 78% of the outstanding LLC Units in Carvana Group, and (iv) Carvana Co. will own, indirectly through its wholly owned subsidiary, Carvana Sub, 22% of the outstanding LLC Units in Carvana Group.

(4)	On December 5, 2017, we sold 100,000 shares of Class A Convertible Preferred Stock for a purchase price of $100.0 million and net proceeds of approximately $98.5 million. The Convertible Preferred Stock has a par value of $0.01 per share and a liquidation value of $1,000 per share. See “Description of Capital Stock—Preferred Stock—Class A Convertible Preferred Stock.”

Carvana Co. is a holding company and its sole asset is the capital stock of Carvana Sub, whose only assets are equity interests in Carvana Group and Carvana, LLC. Carvana Co. operates and controls all of the business and affairs of Carvana Group and its subsidiaries. Accordingly, although Carvana Co. owns an indirect minority economic interest in Carvana Group, Carvana Co. controls all business and affairs and directs the management of Carvana Group, subject to certain exceptions. Subsequent to the Organizational Transactions and the IPO, the combined financial results of Carvana Group and its consolidated subsidiaries are consolidated in our financial statements.

Our organizational structure allows the LLC Unitholders to retain their equity ownership in Carvana Group, an entity that is classified as a partnership for United States federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in Carvana Co., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that the LLC Unitholders generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. The LLC Unitholders, like Carvana Co., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Carvana Group.

The holders of Class A Units (other than Carvana Sub) also hold shares of our Class B common stock. Although these shares of Class B common stock have only voting and no economic rights, they allow the holders of Class A Units to exercise voting power over Carvana Co. (which controls Carvana Sub, the sole manager of Carvana Group) at a level that is greater than their overall equity ownership of our business. Under our amended and restated certificate of incorporation, the Garcia Parties holding shares of Class B common stock are entitled to ten votes per share for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). All other LLC Unitholders holding Class B common stock are entitled to one vote per share. When an LLC Unitholder exchanges LLC Units for shares of our Class A common stock pursuant to the exchange agreement described below, to the extent that they hold shares of Class B common stock, they will also be required to deliver a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged for. Any shares of Class B common stock so delivered will be cancelled.

Amended and Restated Operating Agreement of Carvana Group

In connection with each of the Organizational Transactions described above and the subsequent issuance and sale of our Class A Convertible Preferred Stock, we amended and restated Carvana Group’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Carvana Group, and the rights and obligations of the LLC Unitholders, are set forth in the LLC Operating Agreement.

Appointment as Manager.    In connection with our IPO, our wholly owned subsidiary, Carvana Sub, became a member of Carvana Group and the sole manager of Carvana Group. As the sole manager, we are able to control all of the day-to-day business affairs and decision-making of Carvana Group without the approval of any other member, unless otherwise stated in the LLC Operating Agreement. As such, through our officers and directors, we are responsible for all operational and administrative decisions of Carvana Group and the day-to-day management of Carvana Group’s business. Pursuant to the LLC Operating Agreement, Carvana Sub cannot be removed, under any circumstances, as the sole manager of Carvana Group except by our election.

Compensation.    Carvana Sub will not be entitled to compensation for our services as manager. We and Carvana Sub are entitled to reimbursement by Carvana Group for fees and expenses incurred on behalf of Carvana Group, including all expenses associated with this offering and maintaining our corporate existence.

Recapitalization.    The LLC Operating Agreement eliminated the Class C Preferred Units of Carvana Group and provided for the Class A Units and Class B Units, which we refer to collectively as the “LLC Units.” The LLC Operating Agreement also reflects unlimited authorized LLC Units. Each LLC Unit entitles the holder to a pro rata share of the net profits and net losses and distributions of Carvana Group. Holders of LLC Units have no voting rights, except as expressly provided in the LLC Operating Agreement.

Distributions.    The LLC Operating Agreement requires that tax distributions be made by Carvana Group to its members. Tax distributions generally will be made quarterly (i) to each member of Carvana Group holding convertible preferred units (currently only Carvana Sub), on a pro rata basis, based on the net taxable income of Carvana Group allocable to the holder of such convertible preferred units, (ii) to each member of Carvana Group holding Class A Units, including us, on a pro rata basis, based on the net taxable income of Carvana Group, and (iii) to each member of Carvana Group holding Class B Units, based on such member’s allocable share of the net taxable income of Carvana Group, in each case calculated at an assumed tax rate. Tax distributions made in respect of the convertible preferred units will be calculated at the assumed tax rate that is determined to be sufficient for Carvana Sub to pay its actual, current income tax obligations with respect to the net taxable income allocated by Carvana Group to Carvana Sub in respect of such convertible preferred units, and thus are expected to be calculated at a lower effective tax rate than tax distributions made in respect of the Class A Units and Class B Units. Additionally, the tax rates used to determine tax distributions will apply regardless of the actual final tax liability of any such member. We expect Carvana Group may make distributions out of distributable cash periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock and Class A Convertible Preferred Stock.

Exchange Rights.    The LLC Operating Agreement provides that the LLC Unitholders other than Carvana Sub (and certain permitted transferees thereof) may, pursuant to the terms of the exchange agreement described below, exchange their LLC Units for shares of our Class A common stock or cash. To the extent such owners also hold Class B common stock, they will be required to deliver to us a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged for. As a holder exchanges its LLC Units, our interest in Carvana Group will be correspondingly increased. See “— Exchange Agreement.”

Issuance of LLC Units Upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), our wholly owned subsidiary, Carvana Sub, will be required to acquire from Carvana Group a number of LLC Units equal to 1.25 times the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation subject to adjustment as set forth in the Exchange Agreement. When we issue shares of

Class A common stock in settlement of stock options granted to persons that are not officers or employees of Carvana Group or its subsidiaries, we will cause Carvana Sub to make, or be deemed to make, a capital contribution to Carvana Group equal to the aggregate value of such shares of Class A common stock, and Carvana Group will issue to Carvana Sub a number of LLC Units equal to 1.25 times the number of shares of Class A common stock we issued subject to adjustment as set forth in the Exchange Agreement. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Carvana Group or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and Carvana Sub will be deemed to have sold directly to Carvana Group (or the applicable subsidiary of Carvana Group) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Carvana Group or its subsidiaries, on each applicable vesting date Carvana Sub will be deemed to have sold to Carvana Group (or such subsidiary) the number of vested shares at a price equal to the market price per share, Carvana Group (or such subsidiary) will deliver the shares to the applicable person, and Carvana Sub will be deemed to have made a capital contribution in Carvana Group equal to the purchase price for such shares in exchange for a number of LLC Units corresponding to the ratio of shares of Class A common stock to LLC Units.

Maintenance of Four-to-Five Ratio of Shares of Class A Common Stock and LLC Units Owned by Carvana Co.    The LLC Operating Agreement requires that (1) we at all times maintain a ratio of 1.25 LLC Units owned by Carvana Sub for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities and subject to adjustment as set forth in the Exchange Agreement, and taking into account Carvana Sub’s 0.1% ownership interest in Carvana, LLC), and (2) Carvana Group at all times maintain a four-to-five ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by Carvana Sub.

Transfer Restrictions.    The LLC Operating Agreement generally does not permit transfers of LLC Units by members, subject to limited exceptions. Any transferee of LLC Units that is admitted as a member of Carvana Group must assume all of the obligations of a transferring member with respect to the transferred units.

Dissolution.    The LLC Operating Agreement provides that Carvana Group may be dissolved voluntarily only at the election of the manager. In addition to a voluntary dissolution, Carvana Group will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Carvana Group; (2) second, to pay debts and liabilities owed to creditors of Carvana Group, other than members; (3) third, to pay debts and liabilities owed to members; and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in Carvana Group (after accounting for the participation thresholds of outstanding Class B Units and as determined based on the number of vested LLC Units held by a member relative to the aggregate number of all outstanding vested LLC Units).

Confidentiality.    Each member agrees to maintain the confidentiality of Carvana Group’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

Indemnification and Exculpation.    The LLC Operating Agreement provides for indemnification of the manager, members and officers of Carvana Group and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Carvana Group will indemnify us, Carvana Sub as its manager, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, Carvana Sub, as the manager, and the authorized officers and other employees and agents of Carvana Group will not be liable to Carvana Group, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

Amendments.    The LLC Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Units. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the manager or the dissolution of Carvana Group may be amended without the consent of the manager.

Tax Receivable Agreement

LLC Unitholders party to the Tax Receivable Agreement (other than Carvana Sub) may from time to time (subject to the terms of the exchange agreement) exercise a right to exchange LLC Units and, if applicable, shares of Class B common stock held by such LLC Unitholders for shares of our Class A common stock, or, at our election, for cash. We intend to treat such acquisitions of LLC Units as direct purchases by our wholly owned subsidiary of LLC Units from LLC Unitholders for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by LLC Unitholders to Carvana Group for redemption or sold to us upon the exercise of our election to acquire such LLC Units directly. Carvana Group (and each of its subsidiaries that is classified as a partnership for U.S. federal income tax purposes) intends to make an election under Section 754 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) effective for each taxable year in which an exchange of LLC Units for Class A common stock or cash occurs. As a result, an exchange of LLC Units is expected to result in (1) an increase in Carvana Sub’s proportionate share of the existing tax basis of the assets of Carvana Group and (2) an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share. Any increases in Carvana Sub’s share of tax basis will generally have the effect of reducing the amounts that we would otherwise be obligated to pay in the future to various tax authorities. Such basis increases may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We have entered into a Tax Receivable Agreement with LLC Unitholders. The Tax Receivable Agreement will provide for the payment by us to LLC Unitholders of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (1) the aforementioned increase in Carvana Sub’s proportionate share of, and adjustment in, the tax basis as a result of an exchange, (2) any incremental increases in tax basis attributable to payments made under the Tax Receivable Agreement and (3) any deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement (collectively, the “Tax Attributes”). The payment obligations under the Tax Receivable Agreement are not conditioned upon any LLC Unitholder maintaining a continued ownership interest in us or Carvana Group and the rights of LLC Unitholders under the Tax Receivable Agreement are assignable to transferees of its LLC Units (other than Carvana Sub as transferee pursuant to an exchange of LLC Units). We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize. However, the reduction in corporate tax rates pursuant to recent changes in U.S. federal income tax law has the effect of reducing the expected value of the tax benefits we realize as a result of the increase in our proportionate share of the existing tax basis of the assets of Carvana Group arising from future exchanges of LLC Units held by an LLC Unitholder for shares of our Class A common stock or cash. The reduction in the value of such tax benefits is expected to have two primary consequences—it reduces the cash payments we expect to be required to make pursuant to the Tax Receivable Agreement and it reduces the expected value to us of the 15% of the amount of such tax benefits that we will retain pursuant to the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, the tax benefit deemed realized by us will generally be computed by comparing our actual cash income tax liability to the amount of such taxes that we would have been required to pay had there been no Tax Attributes. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the taxable year of the IPO. There is no maximum term for the Tax Receivable Agreement and the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless we exercise our right to terminate the Tax Receivable Agreement for an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including utilization of the Tax Attributes).

The actual Tax Attributes, as well as any amounts paid to LLC Unitholders under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of any future exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Carvana Group at the time of each exchange;

•

the price of shares of our Class A common stock at the time of any future exchanges — the Tax Attributes are directly related to the price of shares of our Class A common stock at the time of future exchanges;

•

the extent to which such exchanges are taxable — if an exchange is not taxable for any reason, increased tax deductions as a result of the Section 754 election mentioned above will not be available to generate payments under the Tax Receivable Agreement;

•

the amount and timing of our income — the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized by us under the terms of the Tax Receivable Agreement. If we do not have taxable income in a particular taxable year, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. Nevertheless, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement; and

•	applicable tax rates — the tax rates in effect at the time such tax benefits are realized.

The amount and timing of future tax benefits we realize as a result of exchanges of LLC Units by LLC Unitholders, and the resulting amounts we will be required to pay to LLC Unitholders pursuant to the Tax Receivable Agreement, is dependent upon the factors outlined above, which we cannot currently predict or estimate. As a result, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement. We estimate, however, that the amount of such tax benefits and the resulting payments to LLC Unitholders may be substantial. If all of the LLC Unitholders were to exchange their LLC Units immediately following the completion of this offering, we would recognize a deferred tax asset of approximately $1.0 billion and a liability of approximately $0.9 billion, assuming: (i) all exchanges occurred on the same day; (ii) the public offering price of $27.50 per share; (iii) a constant corporate tax rate of 25%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in existing tax law. The foregoing numbers are merely estimates — the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments. Further, and in addition to the recent changes in U.S. federal income tax law discussed above, it is possible that there could be further changes in tax legislation in the future, which could alter this analysis in material ways. We are not able to predict the specific effect of such future tax legislation on these estimates. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual tax benefits we realize in respect of the Tax Attributes and/or distributions to Carvana Co. by Carvana Group are not sufficient to permit Carvana Co. to make payments under the Tax Receivable Agreement after it has paid taxes.

The payment obligations under the Tax Receivable Agreement are obligations of Carvana Co. and not of Carvana Group. Any payments made by us to LLC Unitholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Carvana Group and, to the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of Carvana Group and its subsidiaries, available cash and/or available borrowings under certain credit facilities.Decisions made by us in the course of running our business, including with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an LLC Unitholder under the Tax Receivable Agreement. For example, the earlier a disposition of an asset occurs following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments to LLC Unitholders; whereas, a disposition of an asset prior to an exchange or acquisition transaction will generally increase the tax liability of LLC Unitholders without giving rise to any obligations to make payments under the Tax Receivable Agreement.

The Tax Receivable Agreement provides that if (1) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, (2) we materially breach any of our material obligations under the Tax Receivable Agreement or (3) we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement will accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement and, to the extent applicable, that any LLC Units that have not been exchanged are deemed exchanged for the fair market value of our Class A common stock at the time of termination.

As a result of a change in control, material breach, or our election to terminate the Tax Receivable Agreement early, (1) we could be required to make cash payments to LLC Unitholders that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (2) we will be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any cash payments previously made to LLC Unitholders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently disallowed, in whole or in part, by the IRS or other applicable taxing authority. Instead, any excess cash payments made by us to an LLC Unitholder will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Nevertheless, any tax benefits initially claimed by us may not be disallowed for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement.

Accordingly, there may not be sufficient future cash payments from which to net against. The applicable U.S. federal income tax rules are complex, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Under the Tax Receivable Agreement, we are required to provide LLC Unitholders with a schedule setting forth the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year in which a payment obligation arises within ninety (90) days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to LLC Unitholders within five (5) business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus 100 basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

Exchange Agreement

We have entered into an exchange agreement with Carvana Sub and the LLC Unitholders. Under the exchange agreement, each LLC Unitholder other than Carvana Sub (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of our Class A common stock or, at our election, for cash. To the extent such owners also hold Class B common stock, they will be required to deliver to us a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged for. Any shares of Class B common stock so delivered will be cancelled. As a holder exchanges its LLC Units, our indirect interest in Carvana Group will be correspondingly increased. LLC Unitholders may exchange LLC Units for shares of our Class A common stock (or, at our election, for cash) at any time upon their election.

When an LLC Unitholder exchanges Class A Units and, if applicable, shares of Class B common stock, they will receive four shares of Class A common stock for every five Class A Units or, at our option, cash equal to the value of a share of Class A common stock (the “Class A Common Stock Value”) multiplied by 0.8 times the number of Class A Units being exchanged. The Class A Common Stock Value will equal the average of the volume weighted average prices for a share of Class A common stock for each of the three consecutive full trading days ending on and including the last full trading day immediately prior to the related date of exchange. Class B Units are subject to vesting and a Participation Threshold, and as a result, LLC Unitholders exchanging Class B Units will receive a number of shares of Class A Common Stock equal to the Class A Common Stock Value less the applicable Participation Threshold multiplied by 0.8 times the number of Class B Units being exchanged, divided by the Class A Common Stock Value, subject to adjustment as set forth in the Exchange Agreement. See “Executive Compensation — Equity Incentives — Summary of Current Awards Under the Carvana Group Equity Incentive Plan” for a discussion of the Participation Thresholds.

Registration Rights Agreement

We entered into a Registration Rights Agreement with certain LLC Unitholders in connection with our IPO. The Registration Rights Agreement provides certain registration rights whereby, following the expiration of the lock-up agreements delivered in connection with the IPO, certain LLC Unitholders can require us to register under the Securities Act shares of Class A common stock issuable to them upon exchange of their LLC Units. The Registration Rights Agreement also provides for piggyback registration rights for certain LLC Unitholders. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MANAGEMENT

Below is a list of the names, ages as of date of this prospectus, positions and a brief account of the business experience of the individuals who serve as executive officers and directors of the company.

Name	Age	Position
Ernie Garcia, III	35	President, Chief Executive Officer and Chairman
Mark Jenkins	39	Chief Financial Officer
Benjamin Huston	35	Chief Operating Officer
Ryan Keeton	40	Chief Brand Officer
Daniel Gill	35	Chief Product Officer
Paul Breaux	34	Vice President, General Counsel and Secretary
Michael Maroone	64	Director
Ira Platt	54	Director
Dan Quayle	71	Director
Greg Sullivan	59	Director

Executive Officers and Directors

Ernie Garcia, III co-founded Carvana and has served as our President and Chief Executive Officer since our inception in 2012. Mr. Garcia is also Chairman of the Carvana Co. Board. Prior to founding Carvana, Mr. Garcia held various roles at the DriveTime Automotive Group, Inc. from January 2007 to January 2013. From January 2007 to December 2008, he served as a financial strategist. He was a managing director of corporate finance from December 2008 to November 2009. From November 2009 until January 2013, he served as a Vice President and Treasurer and Director of Quantitative Analytics. As Director of Quantitative Analytics, Mr. Garcia was responsible for the firm’s ongoing development of consumer credit scoring models, and its utilization of those tools in retail vehicle sales deal structuring and vehicle price optimization. Prior to DriveTime, Mr. Garcia was an associate in the Principal Transactions Group at RBS Greenwich Capital from 2005 to 2006, where he focused on consumer credit based investments. Mr. Garcia holds a B.S. in Management Science and Engineering from Stanford University. We believe that Mr. Garcia is qualified to serve on our Board because of his extensive knowledge of our business and strategy, as well as his experience in the automotive retail industry and leadership role with us.

Mark Jenkins has served as our Chief Financial Officer since July 2014. Prior to joining Carvana, Mr. Jenkins was a professor in the finance department at The Wharton School of the University of Pennsylvania, where his teaching and research focused on consumer and corporate credit markets from 2009 to 2014. While at Wharton, Mr. Jenkins was responsible for teaching courses in the undergraduate, MBA, and executive education programs on corporate restructuring, corporate credit and leveraged finance. Prior to his time at Wharton, Mr. Jenkins worked at The Brattle Group from 2001 to 2004, an economic consulting firm, where he focused on corporate valuation and demand forecasting in technology markets. Mr. Jenkins received a Ph.D. in economics from Stanford University and a B.S.E. from Duke University in Mathematics and Civil Engineering.

Ben Huston co-founded Carvana and has served as our Chief Operating Officer since our inception in 2012. Prior to joining Carvana, Mr. Huston co-founded Looterang, a card-linking platform that enabled personalized deals to be automatically administered through consumer credit or debit cards, in 2011. Mr. Huston was chief executive officer of Looterang from 2011-2012. From 2008 to 2011, Mr. Huston served as an associate at Latham and Watkins, a full service global law firm, where he focused on regulatory affairs. Mr. Huston holds a J.D. from Harvard Law School and a B.A. in American Studies from Stanford University.

Ryan Keeton co-founded Carvana and has served as our Chief Brand Officer since our inception in 2012. Prior to joining Carvana, Mr. Keeton was a principal at the Montero Group, a strategic consultancy firm, from 2010 to 2012, where he advised global public and private companies on strategic and business initiatives. From 2008 to 2010, Mr. Keeton served as Director of Strategic Marketing for George P. Johnson, a global marketing agency. Mr. Keeton holds a B.A. in English and American Literature and Language from Harvard University.

Daniel Gill has served as our Chief Product Officer since March 2015, overseeing all technology functions, as well as strategic partnerships for the business. Prior to joining Carvana, Mr. Gill spent his career in both enterprise software and consumer internet businesses. Mr. Gill served as Head of Strategy and Business Development for Inflection from May 2014 to March 2015. He co-founded and served as CEO of Huddler from 2007 until the company’s acquisition by Wikia in May of 2014. Mr. Gill holds a degree in Biology from Stanford University.

Paul Breaux has served as our General Counsel since August 2015. Prior to joining Carvana, Mr. Breaux practiced law at the Houston, Texas office of the firm Andrews Kurth LLP (now Hunton Andrews Kurth LLP) from 2008 to 2015. While at Andrews Kurth, Mr. Breaux’s representative experience encompassed a broad range of general business transactions matters. Mr. Breaux holds a J.D. from Harvard Law School, a B.A. in Plan II Honors from The University of Texas at Austin, and a B.B.A. in Finance from The University of Texas at Austin.

Michael Maroone has served on our Board since the completion of our IPO. From July 2005 to April 2015, Mr. Maroone served on the board of AutoNation, Inc., an automotive retailer and provider of new and used vehicles and related services. From August 1999 until his retirement in February 2015, Mr. Maroone also served as President and Chief Operating Officer of AutoNation, Inc. Prior to joining AutoNation, Inc., Mr. Maroone was President and Chief Executive Officer of the Maroone Automotive Group, a privately-held automotive retail group, from 1977 to 1997. Mr. Maroone currently serves on the board of Cox Automotive, Inc., a privately held combination of global automotive wholesale and services businesses including automotive auctions, financial services, media, and software, and is the Co-Chairman of the Florida Leadership Board of the Cleveland Clinic, a non-profit, multispecialty academic hospital. He holds a B.S. degree in Small Business Management from the University of Colorado Boulder. Mr. Maroone was selected to serve on our Board because of his advisory experience and his extensive experience in the automotive retail industry.

Ira Platt has served on our board since our IPO in 2017. Mr. Platt has been the President of Georgiana Ventures, LLC, a firm that provides equity and debt capital to specialty finance companies, acquires portfolios of consumer finance receivables and offers consulting services to the specialty finance industry, since its inception in 2009. From May 2009 to December 2013, Mr. Platt served as the President of 221 Capital Partners, LLC, a firm that provides advisory services. From 2009 to 2011, Mr. Platt was the Portfolio Manager for the Rosemont TALF Opportunity Fund, a partnership investing in asset-backed securities. In addition, Mr. Platt was a Managing Director and Head of the Principal & Distressed Capital Business for RBS Greenwich Capital, the domestic fixed income banking unit of the Royal Bank of Scotland Group, from 1997 to 2009. Mr. Platt was an Executive Vice President of the Aegis Consumer Funding Group, a publicly traded non-prime automotive finance company, from 1991 to 1997. Mr. Platt earned a B.A. degree in 1985 from Emory University and an M.B.A. from The Fuqua School of Business at Duke University. Mr. Platt served on DriveTime’s board of directors from February 2014 until April 2017. We believe that Mr. Platt is a valuable member of our Board because of his service on DriveTime’s board and his extensive experience in consumer finance and the automotive retail industry.

Dan Quayle has served on our Board since our IPO in 2017. Mr. Quayle has served the United States Federal Government in various capacities, including as the 44th Vice President of the United States of America from 1989 to 1993. Since 1999, Mr. Quayle has been the Chairman of Cerberus Global Investments, a private investment firm. He also currently serves on the board of Nuverra Environmental Solutions, Inc., previously known as Heckmann Corporation, an environmental solutions company, a position he has held since May 2007. Mr. Quayle earned a B.A. degree in Political Science from DePauw University and a J.D. from the Indiana University Robert H. McKinney School of Law. Mr. Quayle was selected to serve on our Board because of his experience on the board of Nuverra Environmental Solutions,

Inc. and as the Chairman of Cerberus Global Investments, as well as his extensive experience in the areas of government, foreign relations and private investment.

Greg Sullivan has served on our Board since the completion of our IPO. Mr. Sullivan is the Chief Executive Officer of AFAR Media, a travel media company he co-founded in 2007. From 1995 to 2007, Mr. Sullivan served DriveTime in various capacities, including as President from 1995 to 2004, Chief Executive Officer from 1999 to 2004, and Vice Chairman from 2004 to 2007. Mr. Sullivan earned a B.B.A. degree in Finance from the University of Notre Dame and a J.D. from the University of Virginia School of Law. Mr. Sullivan was selected to serve on our Board because of his senior management experience in the automotive and media industries.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Our Board is composed of five directors. Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our Board. Our Board is divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate and bylaws, our Class I directors will serve until the first annual meeting of stockholders, our Class II directors will serve until the second annual meeting of stockholders and our Class III directors will serve until the third annual meeting of stockholders. In addition, our certificate provides that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as the Garcia Parties holding Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote. If the Garcia Parties holding Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon.

The listing standards of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has determined that each of our non-employee directors meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such director has with the company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our Class A common stock.

Controlled Company Status

For purposes of the corporate governance rules of the NYSE, we are a “controlled company” and will continue to be a “controlled company” upon completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. The Garcia Parties will continue to beneficially own more than 50% of the combined voting power of Carvana Co. upon completion of this offering. Accordingly, we expect to be eligible for, but do not currently intend to take advantage of, certain exemptions from the corporate governance requirements of the NYSE. Specifically, as a “controlled company,” we would not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or (4) an annual performance evaluation of the nominating and governance and compensation committees. In the event we choose to rely on some or all of these exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance rules of the NYSE.

Board Committees

Our Board has an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee			Compensation and Nominating Committee
Michael Maroone	✓
Ira Platt	✓	(Chair	)	✓
Dan Quayle				✓
Greg Sullivan	✓			✓	(Chair	)

Audit Committee

The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving related party transactions; and (9) overseeing our enterprise risk management program.

Our Board has affirmatively determined that Mr. Maroone, Mr. Platt and Mr. Sullivan meet the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and the NYSE rules. In addition, our Board has determined that Mr. Platt qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K, and serves as Chair of the Audit Committee. Our Board has adopted a written charter for the Audit Committee, which is available at our corporate website at www.investors.carvana.com. Our website is not part of this prospectus.

Compensation and Nominating Committee

The Compensation and Nominating Committee is responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and providing recommendations to the Board regarding the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; (4) administration of stock plans and other incentive compensation plans; (5) identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board; (6) overseeing the organization of our Board to discharge the board’s duties and responsibilities properly and efficiently; (7) identifying best practices and recommending corporate governance principles; and (8) developing and recommending to our Board a set of Corporate Governance Guidelines and principles applicable to us. Mr. Sullivan serves as Chair of the Compensation and Nominating Committee.

Our Board has adopted a written charter for the Compensation and Nominating Committee, which is available on our corporate website at www.investors.carvana.com. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2016, the board of managers of Carvana Group made all compensation decisions. See “Certain Relationships and Related Party Transactions” for information with respect to transactions with DriveTime.

No interlocking relationships exist between the members of our Board and the Board or compensation committee of any other company.

Risk Oversight

The Board, as a whole and through the Audit Committee, oversees our risk management program, which is designed to identify, evaluate and respond to our high priority risks and opportunities. The risk management program facilitates constructive dialog at the senior management and Board level to proactively realize opportunities and manage risks. Our Audit Committee is primarily responsible for overseeing our risk management processes on behalf of the full Board. Our management, including our executive officers, is primarily responsible for managing the risks associated with the operation and business of our company and provides regular updates to the Audit Committee and annual updates to the full board on the risk management program and reports on the identified high priority risks and opportunities.

Code of Ethics and Conduct

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics is available on our website at www.investors.carvana.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated officers; who we refer to as our “Named Executive Officers.” As of the year ended December 31, 2017, our Named Executive Officers and their positions were as follows:

•	Ernie Garcia, III, Chief Executive Officer;

•	Mark Jenkins, Chief Financial Officer; and

•	Benjamin Huston, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to each individual who served as our Chief Executive Officer and the two most highly-compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers as of December 31, 2016 for services rendered in all capacities to the company for the years ended December 31, 2016 and 2017. These individuals are our “Named Executive Officers.”

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation(2)	Total
Ernie Garcia, III Chief Executive Officer	2017	$400,000	$—	$—	—	—	—	$16,149	$416,149
	2016	$400,000	$—	$—	—	—	—	$54,008	$454,008
Mark Jenkins Chief Financial Officer	2017	$350,000	$—	$1,408,000	—	—	—	$12,441	$1,770,441
	2016	$347,923	$—	$57,200	—	—	—	$12,294	$417,417
Benjamin Huston Chief Operating Officer	2017	$350,000	$—	$1,408,000	—	—	—	$24,034	$1,782,034
	2016	$347,923	$—	$57,200	—	—	—	$19,370	$424,493

(1)	The amounts reported in the Stock Awards column represent the grant date fair value of the Class B Units granted to the Named Executive Officers during the years presented as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the Class B Units reported in the Stock Awards column are set forth in Note 10 to the consolidated financial statements included elsewhere in this prospectus.

(2)	Included in “All Other Compensation” for 2016 and 2017 were the following items:

Name	Year	401(k) Plan Company Match (i)	Non-Business Aircraft Usage (ii)	Incremental Cost of Company Car (iii)	Cellphone Expense (iv)	Total
Ernie Garcia, III	2017	—	$12,782	—	$3,367	$16,149
	2016	—	$34,349	$16,460	$3,199	$54,008
Mark Jenkins	2017	—	—	$11,538	$903	$12,441
	2016	—	—	$12,294	—	$12,294
Benjamin Huston	2017	$4,200	—	$18,896	$938	$24,034
	2016	$4,200	—	$11,399	$3,771	$19,370

(i)	Represents discretionary matching contributions under our 401(k) Plan.

(ii)	The 2016 and 2017 amounts for Mr. Garcia is the incremental cost to Carvana of flights relating to a personal event on the private aircraft operated by Bridgecrest Credit Company, f/k/a DT Credit Company, LLC, an affiliate of DriveTime, and leased by Carvana. See “Certain Relationships and Related Party Transactions — Relationship with DriveTime and its Affiliates — Aircraft Time Sharing Agreement.” The incremental cost to Carvana of aircraft used under the aircraft time sharing agreement for a non-business flight is calculated by multiplying the aircraft’s per mile variable operating cost by a flight’s total mileage, which includes the mileage of an empty return flight. Variable operating costs include: (1) landing, parking, passenger ground transportation, crew travel and flight planning services expenses; (2) supplies, catering and crew traveling expenses; (3) aircraft fuel and oil expenses; (4) maintenance, parts and external labor (inspections and repairs); and (5) any customs, foreign permit and similar fees. Fixed costs that do not vary based upon usage are not included in the calculation of direct operating cost. On certain occasions, a Named Executive Officer or a Named Executive Officer’s spouse or other family member may fly on the corporate aircraft as additional passengers. No additional direct operating cost is incurred in such situations under the foregoing methodology because the costs would not be incremental. Carvana does not pay its Named Executive Officers any amounts in respect of taxes (so called gross up payments) on income imputed to them for non-business aircraft usage.

(iii)	The incremental cost of the company car to us has been calculated based on the depreciation value of the vehicle.

(iv)	Represents the value of company-paid cell phone service.

Outstanding Equity Awards at 2017 Fiscal Year End

Name	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(1)
Ernie Garcia, III	—	—	—	—
Mark Jenkins:
Class B Units(2)	—	—	316,667	$4,843,733
Class B Units(4)	—	—	90,000	$937,620
Class B Units(5)	—	—	27,000	$281,286
Class B Units(6)	—	—	61,667	$584,887
Class B Units(7)	—	—	200,000	$659,200
Benjamin Huston:
Class B Units(3)	—	—	200,000	$3,059,200
Class B Units(4)	—	—	90,000	$937,620
Class B Units(5)	—	—	27,000	$281,286
Class B Units(6)	—	—	61,667	$584,887
Class B Units(7)	—	—	200,000	$659,200

(1)

Amounts were determined based on the closing price of Carvana Co.’s Class A common stock on December 31, 2017 of $19.12 and the applicable participation thresholds of our B1 Units (as defined below), B2 Units (as defined below), B3 Units (as defined below) and B4 Units (as defined below).

These values may not reflect the value actually realized by the Named Executive Officers upon vesting.

(2)	These Class B Units (the “B1 Units”) were granted on March 24, 2015 with a participation threshold of $0.00; 200,000 of which vested on July 1, 2015 and 16,667 of which vest on the first of each month beginning on August 1, 2015.

(3)	These B1 Units were granted on March 24, 2015 with a participation threshold of $0.00; 250,000 of which vested on the date of grant and 16,667 vest on the first of each month following the date of grant.

(4)	These Class B Units (the “B2 Units”) were granted on March 24, 2015 with a participation threshold of $4.878; 40,000 vested on March 1, 2016 and 3,333 vest on the first of each month thereafter.

(5)	These B2 Units were granted on January 29, 2016 with a participation threshold of $4.878; 12,000 vested on March 1, 2016 and 1,000 vest on the first of each month thereafter.

(6)	These Class B Units (the “B3 Units”) were granted on October 21, 2016 with a participation threshold of $5.8114; 20,000 vested on January 1, 2017 and 1,667 vest on the first of each month thereafter.

(7)	These Class B Units (the “B4 Units”) were granted on April 27, 2017 with a participation threshold of $12.000; 40,000 vest on February 1, 2018 and 3,333 vest on the first of each month thereafter.

Employment Agreements and Post-Termination Arrangements

None of our Named Executive Officers is party to an employment agreement.

In the event of a change in control of Carvana Group, all outstanding unvested Class B Unit awards held by participants in the Carvana Group Equity Incentive Plan, whose employment has not previously terminated, will accelerate in full, subject to certain escrow demand rights held by a purchaser of control of Carvana Group. Except for these arrangements, none of our Named Executive Officers have entered into any plans, arrangements or agreements with Carvana providing for payments upon termination of employment or change in control of Carvana, other than payments generally available to all salaried employees that do not discriminate in scope, terms, or operation in favor of the executive officers of Carvana.

Equity Incentives — Summary of Awards Under the Carvana Group Equity Incentive Plan

In March 2015, the board of managers of Carvana Group approved the Carvana Group Equity Incentive Plan, which we refer to as the LLC Plan. The LLC Plan provided for the grant of Class B Units to employees and consultants of Carvana Group and to members of its board of managers. The maximum aggregate number of membership units available for grant under the LLC Plan as of December 31, 2016 was 10,000,000. In connection with the completion of our IPO, we discontinued granting new awards under the LLC Plan, however the LLC Plan will continue in connection with administration of existing awards that remained outstanding following the completion of our IPO. In addition, Carvana Group issued 200,000 and 200,000 Class B Units prior to the pricing of the IPO to each of Messrs. Jenkins and Huston, respectively, in addition to an aggregate of 366,500 Class B Units to our other executive officers and certain other employees, in each case with a participation threshold based on the initial public offering price.

The Class B Units granted under the LLC Plan contain a minimum valuation threshold (the “Participation Threshold”) that must be met upon a liquidity event, such as a change in control, dissolution, or sale of the company, before the participant is entitled to a distribution on the Units. The Participation Threshold for each grant is set on the date of grant.

The LLC Plan is administered by the board of managers of Carvana Group. Following the completion of the IPO, the LLC Plan has been administered by Carvana Sub, the sole manager of Carvana Group. Subject to the provisions of the LLC Plan, the plan administrator determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards, and all of their terms and conditions. All awards are evidenced by a written agreement between us and the holder of the award. The plan administrator has the authority to construe and interpret the terms of the LLC Plan and awards granted under it.

In the event of a change in control of Carvana Group, the vesting of all outstanding awards held by participants whose employment has not previously terminated will accelerate in full, subject to certain escrow demand rights held by a purchaser of control of the company. In addition, the plan administrator has the authority to require that outstanding awards be assumed or replaced with substantially equivalent awards by the successor corporation or to cancel the outstanding awards in exchange for a payment in cash or other property equal to the fair market value of restricted units.

Equity and Cash Incentives — Summary of the 2017 Incentive Plan

In connection with the IPO, we adopted the 2017 Incentive Plan. The 2017 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2017 Incentive Plan. The purpose of the 2017 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2017 Incentive Plan. For further information about the 2017 Incentive Plan, we refer you to the complete copy of the 2017 Incentive Plan filed publicly with our IPO registration statement.

Administration

The 2017 Incentive Plan is administered by the Compensation and Nominating Committee of our Board. Among the Compensation and Nominating Committee’s powers is determining the form, amount and other terms and conditions of awards; clarifying, construing or resolving any ambiguity in any provision of the 2017 Incentive Plan or any award agreement; amending the terms of outstanding awards; and adopting such rules, forms, instruments and guidelines for administering the 2017 Incentive Plan as it deems necessary or proper. The Compensation and Nominating Committee has authority to administer and interpret the 2017 Incentive Plan, to grant discretionary awards under the 2017 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of Class A common stock to be covered by each award, to make all other determinations in connection with the 2017 Incentive Plan and the awards thereunder as the Compensation and Nominating Committee deems necessary or desirable and to delegate authority under the 2017 Incentive Plan to our executive officers.

Available Shares

The aggregate number of shares of Class A common stock which may be issued or used for reference purposes under the 2017 Incentive Plan or with respect to which awards may be granted may not exceed 14,000,000 shares. The aggregate number of available shares will automatically increase on January 1 of each year, for ten years, commencing on January 1, 2018, in an amount equal to two percent of the total number of shares of Class A common stock outstanding on December 31 of the preceding calendar year, provided that the Compensation and Nominating Committee may act prior to January 1 of a given year to provide that there will be no January 1 increase in the available shares for such year or that the increase in the available shares for such year will be a smaller number of shares of Class A common stock than would otherwise occur. The number of shares available for issuance under the 2017 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of Class A common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our Class A common stock or shares of Class A common stock held in or acquired for our treasury. In general, if awards under the 2017 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2017 Incentive Plan. With respect to stock appreciation rights and options settled in Class A common stock, upon settlement, only the number of shares of Class A common stock delivered to a participant will count against the aggregate and individual share limitations. If any shares of Class A common stock are withheld to satisfy tax withholding obligations on an award issued under the 2017 Incentive Plan, the number of shares of Class A common stock withheld shall no longer be available for purposes of awards under the 2017 Incentive Plan. Any award under the 2017 Incentive Plan settled in cash shall not be counted against the foregoing maximum share limitations.

The maximum number of shares of Class A common stock subject to any stock option which may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (1,000,000 shares for an employee during the fiscal year in which their employment commenced).

The maximum number of shares of our Class A common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (per type of award). The total number of shares of our Class A common stock with respect to all awards that may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (1,000,000 shares for an employee during the fiscal year in which their employment commenced). There are no annual limits on the number of shares of our Class A common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our Class A common stock subject to any performance award which may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (1,000,000 shares for an employee during the fiscal year in which their employment commenced). The maximum value of a cash payment made under a performance award which may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be $5,000,000. The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the 2017 Incentive Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards) may not exceed $750,000.

Eligibility for Participation

Independent members of our Board, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2017 Incentive Plan.

Award Agreement

Awards granted under the 2017 Incentive Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Compensation and Nominating Committee.

Stock Options

The Compensation and Nominating Committee may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Compensation and Nominating

Committee will determine the number of shares of our Class A common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our Class A common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation and Nominating Committee at grant and the exercisability of such options may be accelerated by the Compensation and Nominating Committee.

Stock Appreciation Rights

The Compensation and Nominating Committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. Each SAR represents a right to receive a payment in shares of our Class A common stock or cash, as determined by the Compensation and Nominating Committee, equal in value to the excess of the fair market value of one share of our Class A common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our Class A common stock on the date of grant in the case of a Non-Tandem SAR. The Compensation and Nominating Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2017 Incentive Plan, or such other event as the Compensation and Nominating Committee may designate at the time of grant or thereafter.

Restricted Stock

The Compensation and Nominating Committee may award shares of restricted stock. Except as otherwise provided by the Compensation and Nominating Committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Compensation and Nominating Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Compensation and Nominating Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2017 Incentive Plan and are discussed in general below.

Other Stock-Based Awards

The Compensation and Nominating Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2017 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our Class A common stock or factors that influence the value of such shares. The Compensation and Nominating Committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2017 Incentive Plan and discussed in general below.

Other Cash-Based Awards

The Compensation and Nominating Committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Compensation and Nominating Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Compensation and Nominating Committee may accelerate the vesting of such award in its discretion.

Performance Awards

The Compensation and Nominating Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Compensation and Nominating Committee. Based on service, performance and/or other factors or criteria, the Compensation and Nominating Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The Compensation and Nominating Committee may grant awards of restricted stock, performance awards, and other stock-based awards. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the Compensation and Nominating Committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross margin return on investment; (8) gross margin; (9) operating margin; (10) working capital; (11) earnings before interest and taxes; (12) earnings before interest, tax, depreciation and amortization; (13) return on equity; (14) return on assets; (15) return on capital; (16) return on invested capital; (17) net revenues; (18) gross revenues; (19) revenue growth; (20) sales or market share; (21) total shareholder return; (22) economic value added; (23) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Compensation and Nominating Committee; (24) the fair market value of a share of our Class A common stock; (25) the growth in the value of an investment in our Class A common stock assuming the reinvestment of dividends; or (26) reduction in operating expenses.

To the extent permitted by law, the Compensation and Nominating Committee may also exclude the impact of an event or occurrence which the Compensation and Nominating Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in tax law or accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Compensation and Nominating Committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Compensation and Nominating Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2017 Incentive Plan, the Compensation and Nominating Committee may accelerate vesting of outstanding awards under the 2017 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our Class A common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our Class A common stock paid in a change in control is less than the exercise price of the award. The Compensation and Nominating Committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of our Class A common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2017 Incentive Plan, our Board may at any time amend any or all of the provisions of the 2017 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2017 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2017 Incentive Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards

The 2017 Incentive Plan provides that awards granted under the 2017 Incentive Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Securities Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date; Term

The 2017 Incentive Plan became effective upon the completion of our IPO and has a ten-year term. Any award outstanding under the 2017 Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Section 162(m) Amendment

With the passage of the U.S. Tax Cuts and Jobs Acts of 2017, Section 162(m) of the Code was amended to repeal the performance-based compensation exemption from the deduction limit, effective for taxable years beginning after December 31, 2017. As a result, we cannot deduct compensation payable pursuant to awards granted under the 2017 Incentive Plan to “covered employees” (as defined in Section 162(m) of the Code) in excess of $1.0 million unless such compensation qualifies for the transition relief applicable to newly public companies or pursuant to certain binding, written performance-based compensation arrangements that were in place as of November 2, 2017.

Director Compensation

Prior to our IPO, none of our directors received compensation as a director. Members of the Board who are employees of Carvana do not receive compensation for their service on the Board. The following table presents summary information regarding the total compensation awarded to, earned by, and paid to our non-employee directors for the year ended December 31, 2017.

Name	Fees Earned or Paid in Cash	Option Awards	All Other Compensation	Total
Ira Platt	$67,800	$271,241	—	$339,041
Greg Sullivan	$64,400	$271,241	—	$335,641
Dan Quayle	$47,500	$271,241	—	$318,741
Michael Maroone	$61,100	$271,241	—	$332,341

We compensate our non-employee directors according to the following structure:

Description	Amount
Annual retainer	$60,000 (pro-rated for 2017)

Board meeting fees	$2,000 per each Board meeting in excess of six Board meetings in any calendar year that a non-employee director attends in person

Additional retainer for committee members	$10,000 per committee

Additional retainer for chair of committee	$20,000 for Audit Committee; $15,000 for Compensation and Nominating Committee

Additional retainer for lead director	$20,000

All non-employee directors are entitled to be reimbursed for their reasonable expenses to attend meetings of our Board and related committees and otherwise attend to our business.

In addition, at pricing of our IPO, each of our non-employee directors were awarded approximately $270,000 worth of options to purchase an aggregate of approximately 31,000 shares of Class A common stock, with an exercise price set at the initial public offering price. The option awards will be time-vesting annually over a three year period.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our Class A common stock and Class B common stock as of April 25, 2018, before and after the consummation of this offering, assuming no exercise of the underwriters’ 30-day option to purchase additional shares from one of the selling stockholders, for:

•	each person or group known to us who beneficially owns more than 5% of our Class A common stock or Class B common stock immediately prior to this offering, including certain selling stockholders;

•	each of our directors;

•	each of our Named Executive Officers, including certain selling stockholders;

•	each of the other selling stockholders, and

•	all of our directors and executive officers as a group.

The selling stockholders are offering 4,400,000 shares of Class A common stock in this offering and one of the selling stockholders has granted the underwriters the option to purchase up to an additional 1,650,000 shares of Class A common stock in this offering for a period of up to 30 days after the date of this prospectus. The selling stockholders in the table below include certain LLC Unitholders who will exchange their LLC Units for shares of Class A common stock to be sold in this offering and, to the extent such selling stockholder holds Class B common stock, retire a number of shares of Class B common stock equal to the number of shares of Class A common stock to be sold in this offering.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 1930 W. Rio Salado Parkway, Tempe, Arizona 85281. We have determined beneficial ownership in accordance with the rules of the SEC. In computing the number of shares of our Class A common stock and Class B common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our Class A common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of April 25, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all Class A common stock that they beneficially own, subject to applicable community property laws.

The percentages of beneficial ownership and voting power before this offering that are set forth below are based on 19.6 million shares of Class A common stock and 113.3 million shares of Class B common stock issued and outstanding immediately prior to this offering. The percentages of beneficial ownership and voting power after this offering that are set forth below are based on 30.1 million shares of Class A common stock and 109.8 million shares of Class B common stock to be issued and outstanding immediately after this offering, and assume no exercise of the underwriters’ option to purchase up to an additional 1,650,000 shares of Class A common stock from one of the selling stockholders.

	Shares Beneficially Owned Prior to this Offering									Shares Beneficially Owned After this Offering Assuming No Exercise of Underwriters’ Option
Name of Beneficial Owner	Shares of Class A Common Stock		% of Class A Common Stock Outstanding(1)	Shares of Class B Common Stock		% of Class B Common Stock Outstanding(1)	% of Combined Voting Power(1)	Shares of Class A Common Stock being Offered		Shares of Class A Common Stock		Shares of Class B Common Stock		% of Combined Voting Power(1)
5% Stockholders:
Ernest Garcia, II	1,464,517	(2)	7%	70,349,223	(3)	62%	70%	3,425,000	(4)	1,464,517	(4)	66,924,223	(4)	68%
CVAN Holdings, LLC	1,000,000	(5)	5%	12,795,376	(6)	11%	1%	500,000		500,000		12,795,376		1%
Abrams Bison Partners	2,500,000	(7)	13%	—		—	*	—		2,500,000		—		*
Sosin Partners, L.P.	2,008,068	(8)	10%	—		—	*	—		2,008,068		—		*
FMR LLC	1,961,885	(9)	10%	—		—	*	—		1,961,885		—		*
Goodnow Investment Group, LLC	1,687,331	(10)	9%	—		—	*	—		1,687,331		—		*
Sylebra HK Company Limited	1,468,304	(11)	8%	—		—	*	—		1,468,304		—		*
Clearbridge Investments, LLC	1,345,559	(12)	7%	—		—	*	—		1,345,559		—		*
683 Capital Management, LLC	1,138,804	(13)	6%	—		—	*	—		1,138,804		—		*
Clough Capital Partners LP	1,076,050	(14)	5%	—		—	*	—		1,076,050		—		*
William Blair & Company, LLC	974,650	(15)	5%	—		—	*	—		974,650		—		*
DDFS Partnership LP	5,077,560	(16)	21%	—		—	*	—		5,077,560		—		1%
Named Executive Officers and Directors:
Ernie Garcia, III	383,333	(17)	2%	27,568,526	(18)	24%	27%	—		383,333		27,568,526		28%
Mark Jenkins	—	(19)	—	—		—	—	110,000	(20)	—	(20)	—		—
Ben Huston	—	(21)	—	—		—	—	110,000	(22)	—	(22)	—		—
Ira Platt	32,809	(23)	*	319,438	(23)	*	*	55,000	(24)	32,809		264,438	(24)	*
Greg Sullivan	10,309	(25)	*	—		—	*	—		10,309		—		*
Dan Quayle	10,309	(25)	*	—		—	*	—		10,309		—		*
Michael Maroone	40,309	(25)	*	—		—	*	—		40,309		—		*
Other Selling Stockholders:
Ryan Keeton	6,000	(26)	*	—		—	*	85,000	(27)	6,000	(27)	—		*
Daniel Gill	—	(28)	—	—		—	—	110,000	(29)	—	(29)	—		—
Paul Breaux	—	(30)	—	—		—	—	5,000	(31)	—	(31)	—		—
All executive officers and directors (10 individuals)	483,069	(32)	2%	27,887,964		25%	27%	475,000	(33)	483,069	(33)	27,832,964		28%

(1)	Each share of Class A common stock entitles the registered holder thereof to one vote on all matters presented to stockholders for a vote generally, including the election of directors. Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally, including the election of directors, for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as exchanged basis assuming that all of the LLC Units were exchanged for Class A common stock). Each other share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally, including the election of directors. The Class A common stock and Class B common stock vote as a single class on all matters except as required by law or the certificate of incorporation. A “*” indicates percentages less than 1%.

(2)	This number includes 1,464,517 shares of our Class A common stock that Mr. Garcia, II purchased through Verde, of which Mr. Garcia, II is the 100% owner, which represents approximately 5% of our outstanding Class A common stock after this offering (assuming no exercise of the underwriters’ option to purchase additional shares). This information is based on Schedule 13D filed with the SEC on May 12, 2017. The address of this beneficial owner is 1720 W. Rio Salado Pkwy, Tempe, AZ 85281.

(3)	This number includes 60,937,458 shares of Class B common stock held directly by Mr. Garcia, II and 9,411,765 shares of Class B common stock held by DriveTime Sales and Finance Company LLC. Mr. Garcia, II is the chairman of the board of directors and controlling stockholder of DriveTime, of which DriveTime Sales and Finance Company LLC is a wholly owned subsidiary. These shares of Class B common stock together with the corresponding LLC Units may be exchanged for 70,349,223 shares of Class A common stock. These shares of Class A common stock represent approximately 51% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted immediately prior to this offering. This information is based on Schedule 13D filed with the SEC by Verde on May 12, 2017. The address of this beneficial owner is 1720 W Rio Salado Parkway, Suite A, Tempe, AZ 85281.

(4)	Assuming no exercise of the underwriters’ option to purchase additional shares, this selling stockholder will exchange 4,281,250 LLC Units for 3,425,000 shares of Class A common stock to be sold in this offering and will retire 4,281,250 shares of Class B common stock. If the underwriters exercise their option to purchase additional shares in full, this selling stockholder will exchange 6,343,750 LLC Units for 5,075,000 shares of Class A common stock to be sold in this offering and will retire 5,075,000 shares of Class B common stock.

(5)	These shares are beneficially owned directly by CVAN Holdings, LLC. CVAN Holdings, LLC is a wholly-owned subsidiary of Delaware Life Holdings Parent, LLC (“Parent I”). Parent I is a wholly-owned subsidiary of Delaware Life Holdings Parent II, LLC (“Parent II”). Each of Parent I and Parent II is managed by Delaware Life Holdings Manager, LLC (“Manager”) and each of Parent II and Manager is controlled by Mark Walter. Consequently, each of Parent I, Parent II, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by CVAN Holdings, LLC. This information is based on the Schedule 13G filed with the SEC on February 14, 2018. The address of these beneficial owners is 227 W Monroe Suite 4800, Chicago, IL 60606.

(6)	These shares of Class B common stock together with the corresponding LLC Units held by CVAN Holdings, LLC may be exchanged for 12,795,376 shares of Class A common stock. The shares of Class A common stock issuable in exchange for LLC Units held by CVAN Holdings, LLC represent approximately 9% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units of Carvana Group, LLC were exchanged and all outstanding shares of Class B common stock were converted immediately prior to this offering. This information is based on the Form 4/A filed with the SEC on March 2, 2018. The address of this beneficial owner is 227 W. Monroe, Suite 4800, Chicago, IL 60606.

(7)	Abrams Bison Partners reports sole voting and dispositive power for 2,500,000 Class A common shares. This information is based on the Schedule 13G filed with the SEC on May 9, 2017. The address of this beneficial owner is 3 Bethesda Metro Center, Suite 1250, Bethesda, MD 20814.

(8)	Sosin Partners, L.P. and CAS Investment Partners, LLC report sole voting and dispositive power of 2,008,068 shares of our Class A Common Stock. CAS Investment Partners, LLC, is the investment manager of Sosin Partners, L.P., which directly holds these shares. This information is based on the Schedule 13G filed with the SEC on April 10, 2018. The address of these beneficial owners is 8 Wright Street, 1st FL Westport, CT 06880.

(9)	FMR LLC reports sole power to dispose or direct the disposition of 1,961,885 Class A common shares. This information is based on the Schedule 13G/A filed with the SEC on February 13, 2018. The address of this beneficial owner is 245 Summer Street, Boston, MA, 02210.

(10)	Goodnow Investment Group, LLC, Bradley Purcell and Randall Heck report shared voting and dispositive power with respect to these shares. This information is based on Form 4 filed with the SEC by Goodnow Investment Group, LLC on March 15, 2018. The address of these beneficial owners is 9 Old Kings Highway South, Darien, CT, 06820.

(11)	Sylebra HK Company Limited (“Sylebra HK”), Sylebra Capital Management (“Sylebra Cayman”), Jeffrey Richard Fieler, and Daniel Patrick Gibson report shared voting and dispositive power for 1,468,304 Class A common shares. Sylebra HK is the investment advisor to Sylebra Cayman in relation to Sylebra Capital Partners Master Fund, Ltd and other advisory clients. Sylebra Cayman serves as the investment manager to Sylebra Capital Partners Master Fund, Ltd and is the parent of Sylebra HK. Mr. Fieler and Mr. Gibson equally share ownership of Sylebra HK and Sylebra Cayman. In such capacities, Sylebra HK, Sylebra Cayman, Mr. Fieler and Mr. Gibson may be deemed to share voting and dispositive power over the Shares held for the Sylebra Capital Partners Master Fund Ltd and other advisory clients. This information is based on Schedule 13G filed with the SEC on February 15, 2018. The address of these beneficial owners is 28 Hennessy Road, 20th Floor, Wan Chai, Hong Kong K3 00000.

(12)	Clearbridge Investments, LLC reports sole voting power for 48,131 Class A common shares and sole dispositive power for 1,345,559 Class A common shares. This information is based on Schedule 13G filed with the SEC on February 14, 2018. The address of this beneficial owner is 620 8th Avenue, New York, NY, 10018.

(13)	683 Capital Management, LLC, 683 Capital Partners, LP, and Ari Zweiman report shared voting and dispositive power with respect to these shares, which are held directly by 683 Capital Management, LP and consist of 733,104 shares of Class A Common Stock and options to purchase 405,700 shares of Class A Common Stock. 683 Capital Management, LLC is the investment manager of 683 Capital Partners, LP and Ari Zweiman is the managing member of 683 Capital Management, LLC. This information is based on Schedule 13G filed with the SEC by these reporting persons on February 14, 2018. The address of these beneficial owners is 3 Columbus Circle, Suite 2205, New York, NY, 10019.

(14)	Clough Capital Partners LP, Clough Capital Partners LLC, and Charles I. Clough, Jr. report shared voting and dispositive power with respect to these shares, which are held directly by Clough Capital Partners LP. Clough Capital Partners, LLC is the general partner of Clough Capital Partners LP and Charles I. Clough, Jr. is the managing member of Clough Capital Partners, LLC. This information is based on Schedule 13G filed with the SEC by these reporting persons on February 13, 2018. The address of this beneficial owner is One Post Office Square, 40th Floor, Boston, MA, 02109.

(15)	William Blair & Company, LLC reports sole voting power of 421,607 Class A common shares and sole dispositive power for 974,650 Class A common shares. This information is based on Schedule 13G filed with the SEC on February 12, 2018. The address of this beneficial owner is 150 North Riverside Plaza, Chicago, IL, 60606.

(16)	This number includes the shares of Class A common stock issuable upon conversion of the Class A Convertible Preferred Stock. The address of this beneficial owner is 2100 Ross Avenue, Suite 3300, Dallas, TX, 75201.

(17)	This number includes 183,333 shares of Class A common stock owned directly by Ernie Garcia, III. This number also includes 100,000 shares of our Class A common stock owned by each of the Ernest Irrevocable 2004 Trust III and the Ernest C. Garcia III Multi-Generational Trust III. While Ernest Garcia, II is the investment trustee over both of the trusts, the trusts are each irrevocable and he is not a beneficiary. Mr. Garcia, III is the sole beneficiary of the Ernest Irrevocable 2004 Trust III and Mr. Garcia and his children are the beneficiaries of the Ernest C. Garcia III Multi-Generational Trust III.

(18)	This number includes 3,664,526 shares of Class B common stock owned directly by Mr. Garcia, III, 11,952,000 shares of Class B common stock owned by the Ernest Irrevocable 2004 Trust III, of which Mr. Garcia, III is the sole beneficiary, and 11,952,000 shares of Class B common stock owned by the Ernest C. Garcia III Multi-Generational Trust III, of which Mr. Garcia, III is a beneficiary together with his children. While Ernest Garcia, II is the investment trustee over both of the trusts, the trusts are each irrevocable and he is not a beneficiary. These shares of Class B common stock together with the corresponding LLC Units held by Mr. Garcia, III and the trusts may be exchanged for 27,568,526 shares of Class A common stock. These shares of Class A common stock represent approximately 20% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted immediately prior to this offering.

(19)	This number excludes 1,093,476 shares of Class A common stock issuable in exchange for LLC Units held by Mr. Jenkins, based on the public offering price of $27.50 per share. These shares of Class A common stock represent less than 1% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted immediately prior to this offering.

(20)	This selling stockholder will exchange 137,500 LLC Units for 110,000 shares of Class A common stock to be sold in this offering.

(21)	This number excludes 1,093,476 shares of Class A common stock issuable in exchange for LLC Units held by Mr. Huston, based on the public offering price of $27.50 per share. These shares of Class A common stock represent less than 1% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted immediately prior to this offering.

(22)	This selling stockholder will exchange 137,500 LLC Units for 110,000 shares of Class A common stock to be sold in this offering.

(23)	This number includes 2,500 shares of Class A common stock held directly and jointly by Mr. Platt’s parents. This number also includes 10,309 options to purchase shares of Class A common stock that vest on April 27, 2018 held directly by Mr. Platt. This number excludes 319,438 and 160,000 shares of Class A common stock issuable to a partnership of which Mr. Platt is the Managing Partner and to Mr. Platt directly, respectively, in exchange for (i) Class B common stock and LLC Units and (ii) LLC Units held by the partnership and Mr. Platt, respectively, based on the public offering price of $27.50 per share. These shares of Class A common stock represent less than 1% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted immediately prior to this offering.

(24)	This selling stockholder will exchange 68,750 LLC Units for 55,000 shares of Class A common stock to be sold in this offering and will retire 55,000 shares of Class B common stock. The LLC Units to be exchanged and shares of Class A common stock to be sold in this offering are held directly by Georgiana Ventures, LLC, an entity controlled by Mr. Platt.

(25)	This number includes options to purchase 10,309 shares of Class A common stock that vest on April 27, 2018.

(26)	This number excludes 522,930 shares of Class A common stock issuable in exchange for LLC Units held by Mr. Keeton, based on the public offering price of $27.50 per share. These shares of Class A common stock represent less than 1% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted immediately prior to this offering.

(27)	This selling stockholder will exchange 106,250 LLC Units for 85,000 shares of Class A common stock to be sold in this offering.

(28)	This number excludes 706,894 shares of Class A common stock issuable in exchange for LLC Units held by Mr. Gill, based on the public offering price of $27.50 per share. These shares of Class A common stock represent less than 1% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted immediately prior to this offering.

(29)	This selling stockholder will exchange 137,500 LLC Units for 110,000 shares of Class A common stock to be sold in this offering.

(30)	This number excludes 196,336 shares of Class A common stock issuable in exchange for LLC Units held by Mr. Breaux, based on the public offering price of $27.50 per share. These shares of Class A common stock represent less than 1% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted immediately prior to this offering.

(31)	This selling stockholder will exchange 8,030 LLC Units for 5,000 shares of Class A common stock to be sold in this offering.

(32)	This number includes options to purchase 41,236 shares of Class A common stock that vest on April 27, 2018. This number excludes 3,773,112 shares of Class A common stock issuable in exchange for LLC Units held by our executive officers and directors, based on the public offering price of $27.50 per share. These shares of Class A common stock represent approximately 3% of the 138,584,926 shares of Class A common stock that would be outstanding if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted at that time.

(33)	These selling stockholders will exchange 595,530 LLC Units for 475,000 shares of Class A common stock to be sold in this offering and will retire 55,000 shares of Class B common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

We have adopted a written policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

Amended and Restated Operating Agreement

In connection with the Organizational Transactions we effected in connection with our IPO, we amended and restated Carvana Group’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” In addition, on March 2, 2018, Carvana Group amended its LLC Agreement to, among other things, create a class of convertible preferred units. The convertible preferred units were created in connection with the December 5, 2017 issuance and sale of 100,000 shares of Convertible Preferred Stock of Carvana Co. The amendment was effective December 5, 2017. The operations of Carvana Group, and the rights and obligations of LLC Unitholders, are set forth in the LLC Operating Agreement. See “Organizational Structure — Amended and Restated Operating Agreement of the LLC.”

Exchange Agreement

On April 27, 2017, we entered into the Exchange Agreement with Carvana Sub and the LLC Unitholders. Under the Exchange Agreement, each LLC Unitholder other than Carvana Sub (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of our Class A common stock or, at our election, for cash. To the extent exchanging LLC Unitholders also hold Class B common stock, they will be required to deliver to us a number of shares of Class B common stock equal to the number of shares of Class A common stock for which the LLC Units are being exchanged. Any shares of Class B common stock so delivered will be cancelled. As a holder exchanges its LLC Units, our indirect interest in Carvana Group will be correspondingly increased. LLC Unitholders may exchange LLC Units for shares of our Class A common stock (or, at our election, for cash) at any time upon their election.

When an LLC Unitholder exchanges Class A Units and, if applicable, shares of Class B common stock, they will receive four shares of Class A common stock for every five Class A Units or, at our option, cash equal to the value of a share of Class A common stock (the “Class A Common Stock Value”) multiplied by

0.8 times the number of Class A Units being exchanged. The Class A Common Stock Value will equal the average of the volume weighted average prices for a share of Class A common stock for each of the three consecutive full trading days ending on and including the last full trading day immediately prior to the related date of exchange. Class B Units are subject to vesting and a Participation Threshold, and as a result, LLC Unitholders exchanging Class B Units will receive a number of shares of Class A Common Stock equal to the Class A Common Stock Value less the applicable Participation Threshold multiplied by 0.8 times the number of Class B Units being exchanged, divided by the Class A Common Stock Value, subject to adjustment as set forth in the Exchange Agreement. See “Organizational Structure — Exchange Agreement.”

Registration Rights Agreement

In connection with the IPO, we entered into a registration rights agreement with certain LLC Unitholders. These LLC Unitholders are entitled to request that we register their shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” All of such LLC Unitholders will be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (1) shares of our Class A common stock held by certain LLC Unitholders, and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the Class A common stock described in clause (1) with respect to any dividend, stock split, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, any Registrable Securities held by a person other than an LLC Unitholder and their affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Tax Receivable Agreement

We have entered into a Tax Receivable Agreement with LLC Unitholders that provides for the payment from time to time by us to such persons of 85% of the amount of the benefits, if any, that we realize or, under certain circumstances, are deemed to realize as a result of (1) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share as a result of any future exchanges of LLC Units held by an LLC Unitholder for shares of our Class A common stock or cash, described under “Organizational Structure — Exchange Agreement” and (2) certain other tax benefits related to our making payments under the Tax Receivable Agreement. These payment obligations are obligations of Carvana Co. and not of Carvana Group. No payments were made under the Tax Receivable Agreement during the year ended December 31, 2017. See “Organizational Structure — Tax Receivable Agreement.”

Indemnification of Officers and Directors

Upon completion of the IPO, we entered into indemnification agreements with each of our officers and directors. The indemnification agreements provide the officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Participation in our Initial Public Offering

The Garcia Parties purchased an aggregate of 1,333,333 shares of our Class A common stock in the IPO at the initial public offering price. The underwriters did not receive any underwriting discounts or commissions from the sale of shares to the Garcia Parties.

Relationship with DriveTime and its Affiliates

Prior to November 1, 2014, Carvana, LLC was a wholly owned subsidiary of DriveTime. On November 1, 2014, DriveTime distributed the units of Carvana, LLC to the unit holders of DriveTime on a pro rata basis, which we refer to as the “Spinoff.” DriveTime is controlled by our controlling shareholder, Ernest Garcia, II, who is also the father of our Chief Executive Officer. Following the Spinoff, the unitholders of DriveTime contributed the Carvana, LLC units to Carvana Group.

Subsequent to the Spinoff, we entered into several agreements with DriveTime that, among other things, were intended to facilitate our transition to a standalone company, which are described below. There can be no assurances that DriveTime will enter into any new agreements or arrangements with us, or extend or renew existing agreements or arrangements, on the same terms, similar terms, or at all.

Guarantees on Behalf of DriveTime

We guaranteed the obligations under the indenture dated as of June 3, 2014 governing DriveTime’s $250.0 million 12.625% senior secured notes due 2017. The guarantee remained in effect until July 27, 2015, at which time we were released of our guarantee in consideration for a $33.5 million capital contribution by certain DriveTime shareholders that were also Class A Unit holders of Carvana Group. See “— Investments with DriveTime.”

Investments with DriveTime

On July 21, 2015, Carvana Group issued a $50.0 million note payable to DriveTime. The note payable accrued interest at one-month LIBOR plus 7.816% and was scheduled to mature on September 21, 2015. The proceeds from the note payable were used, in part, to fund a $33.5 million dividend to Class A Unit holders on July 27, 2015. Certain of the Class A Unit holders used the proceeds from the dividend to make a $33.5 million capital contribution to DriveTime in order to release us from our guarantees on the obligations under the governing documents for DriveTime’s outstanding senior secured notes dated as of June 3, 2014. See “—Guarantees on Behalf of DriveTime.”

On July 27, 2015, Carvana Group also issued a stock dividend of 1,521,552 Class A Units to Class A Unit holders on a pro rata basis in satisfaction, together with the $33.5 million cash dividend, of such Class A Unit holders’ remaining $40.0 million preference. Satisfaction of the preference owing to the Class A Unit holders was necessary in order to facilitate Carvana Group’s sale of the Class C Preferred Units on July 27, 2015. See “— Sale of Class C Preferred Units.”

On July 27, 2015, Carvana Group issued 11,764,706 Class A Units to DriveTime in exchange for the cancellation of the $50.0 million note plus all accrued interest.

Shared Services Agreement with DriveTime

Prior to the Spinoff, we relied on DriveTime for its administrative functions. In connection with the Spinoff, we entered into a shared services agreement under which DriveTime provided certain accounting and tax, legal and compliance, information technology, telecommunications, benefits, insurance, real estate, equipment, corporate communications, software and production and other services to facilitate our transition of these functions to us on a standalone basis. The shared services agreement was most recently amended and restated in April 2017 and operates on a year-to-year basis after February of 2019, with Carvana having the right to terminate any or all services with 30 days’ prior written notice and DriveTime having the right to terminate certain services effective December 2017 and other services effective July 2018, in each case with 90 days’ prior written notice. During 2017, DriveTime provided us with services related to benefits, tax reporting and compliance, telecommunications, and IT services under the amended agreement. Total expenses related to the shared services agreement were approximately $0.1 million, $0.7 million and $1.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Lease Agreements with DriveTime and its Affiliates

In connection with the Spinoff, we entered into a lease agreement dated November 1, 2014 with DriveTime that governs our access to and utilization of space at DriveTime IRCs for vehicle inspection and reconditioning in Blue Mound, Texas and Delanco, New Jersey and previously for inspection and reconditioning in Winder, Georgia and temporary storage in Stockbridge, Georgia. The lease agreement was most recently amended in March 2018. The agreement also governs utilization of office space and parking spaces at various IRCs and dealerships that we use as logistics hubs.

Under the amended lease agreement, logistics hubs generally have two-year terms subject to certain two consecutive one-year renewal options and subject to the terms of any master lease under which we are subleasing. The lease agreement provides that we may take over the lease for DriveTime IRC facilities in Blue Mound, Texas and Delanco, New Jersey in their entirety on July 31, 2018, subject to us obtaining releases of DriveTime’s liability under the leases and purchasing DriveTime’s tenant improvements and furniture, fixtures and equipment at the net book value of such assets. Under the lease agreement, we pay a monthly rental fee related to our pro rata utilization of space at such facilities plus a pro rata share of each facility’s actual insurance costs and real estate taxes. We are also responsible for paying for any tenant improvements we require to conduct operations and our share of actual costs incurred by DriveTime related to vehicle reconditioning. As it relates to locations where we recondition vehicles, our share of facility and reconditioning supplies expenses are calculated monthly by multiplying the actual costs for operating the inspection centers by an amount related to our pro rata share of total reconditioned vehicles and parking spaces used at such IRCs in a given month. Total costs related to this lease agreement were approximately $4.3 million, $2.8 million and $0.8 million during the years ended December 31, 2017, 2016 and 2015, respectively.

In March 2017, we entered into a new lease with DriveTime that governs our utilization of office space and parking spaces at various IRCs and dealerships that we use as logistic hubs. The lease was most recently amended in January 2018. Under the lease agreement, we pay a monthly rental fee related to our pro rata utilization of space at such facilities plus a pro rata share of each facility’s actual insurance costs and real estate taxes. We are also responsible for paying for any tenant improvements we require to conduct operations. Each logistic hub has an initial term of two years, subject to certain two consecutive one-year renewal options. Our total expenses related to this lease agreement were approximately $0.2 million for the year ended December 31, 2017.

In February 2017, we entered into a new lease with DriveTime for a fully-operational IRC in Winder, Georgia where we have maintained partial occupancy previously and are now the sole occupant. The lease has an 8-year term, subject to our ability to exercise three renewal option terms of five years each. We began paying base rent of $83,333 per month as of March 1, 2017, which amount shall be subject to adjustment each year beginning January 1, 2018, increasing in an amount equal to the percentage increase in the Consumer Price Index, which amount shall not exceed 5% and shall not be less than 2%. Total costs related to this lease agreement were approximately $0.9 million for the year ended December 31, 2017.

In December 2016, we entered into a new lease with Verde, an affiliate of DriveTime, for us to occupy an IRC in Tolleson, Arizona. The lease expires in December 2031 subject to our right to extend for four 5-year terms. Pursuant to the lease which commenced on February 1, 2017, we pay base rent of $137,500 per month, which amount shall be subject to adjustment each year beginning January 1, 2018, in accordance with the Consumer Price Index, subject to a minimum increase of 2% per year and a maximum increase of 5% per year. Total costs related to this lease agreement were approximately $1.8 million for the year ended December 31, 2017.

Office Lease Agreements

We paid a monthly rental fee for our use of space at DriveTime’s corporate headquarters from the Spinoff date through December 2015, at which time this agreement terminated. The monthly rental fees for this space for the year ended December 31, 2015 was approximately $0.3 million. In November 2015, we entered into a lease agreement with Verde for its then corporate headquarters. The rent expense incurred related to this lease for the years ended December 31, 2016 and 2015 was approximately $0.9 million and $0.1 million, respectively. In December 2016, Verde sold the building and assigned the lease to a third party, which we continued leasing through June 2017.

In September 2016, we entered into a new lease with a third party for the second floor of our new corporate headquarters in Tempe, Arizona. Pursuant to such lease, we pay monthly base rent in the amount of approximately $107,000, which amount shall increase throughout the duration of the lease. The lease has an initial term of 83 months and we have three 5-year extension options. At the request of the landlord, DriveTime agreed to partially guarantee our lease payments until the 30th full calendar month of such lease. We do not compensate DriveTime for the guarantee.

In connection with this lease, we entered into a sublease with DriveTime for our use of the first floor of the Tempe, Arizona building. Pursuant to the sublease, which is co-terminus with the master lease under which we sublease and has a term of 83 months, subject to our right to exercise three 5-year extension options, we pay DriveTime rent equal to the amounts due under the master lease, including monthly base rent of $107,000 beginning April 1, 2018, subject to increases over the duration of the sublease and master lease. During the years ended December 31, 2017 and 2016, the rent expense incurred related to this first floor sublease was approximately $0.7 million and $0.0 million, respectively.

Vehicle Inventory Purchases

From November 2014 through July 2015, DriveTime purchased inventory on our behalf and charged interest at 5.6% on the unpaid balance. We repaid the note in full during 2015 and paid $546.0 thousand in interest during the life of the note. From July 2015 through September 2016, we selected vehicle inventory and used DriveTime’s auction numbers to facilitate purchases under a non-interest bearing agreement requiring periodic repayments. Vehicles purchased under this arrangement were acquired by the company at DriveTime’s cost of the vehicles purchased with no markup. Beginning October 1, 2016, we began purchasing our vehicle inventory independently and making the payments through our Floor Plan Facility. As of December 31, 2015, approximately $21.4 million was due to DriveTime primarily related to vehicle inventory purchases. We no longer utilized DriveTime for vehicle inventory purchases after October 1, 2016.

Floor Plan Facility

In October 2014, we were a party to the DriveTime vehicle inventory financing and security agreement and a cross collateral, cross default and guaranty agreement with Ally Bank and Ally Financial (together, “Ally”) secured by DriveTime and our vehicle inventory. The facility provided for up to $20.0 million of available credit and the interest rate under the facility was based on the one month LIBOR rate plus 3.10%. On July 27, 2015, we were removed as a party to the cross collateral agreement and the vehicle inventory financing agreement was amended and restated to remove DriveTime. The new facility provided for up to $60.0 million of available credit and the interest rate under the facility was based on the one month LIBOR rate plus 3.80%.

In December 2015, we increased the amount available under the credit facility to an aggregate of $125.0 million. In connection with this increase, two of our pre-IPO owners, Ernest Garcia, II and the 2014 Fidel Family Trust, unconditionally guaranteed the payment of all of our indebtedness up to $25.0 million. In April 2016, Mr. Garcia invested $100.0 million in the company through the purchase of approximately 18.3 million Class C Preferred Units, $25.0 million of which satisfied certain conditions required to terminate those guarantees. See “Description of Certain Indebtedness—Floor Plan Facility”

Repurchase of Automotive Finance Receivables from DriveTime

On January 20, 2016, we repurchased $72.4 million of automotive finance receivables from DriveTime related to loans we originated and previously sold under the terms of the DriveTime receivable purchase agreement (the “DriveTime Receivable Purchase Agreement”) discussed below for a price of $74.6 million. Such receivables were immediately sold by us to third party purchasers under the transfer and note purchase and security agreements described below for a price of $74.6 million.

DriveTime Receivable Purchase Agreement

In June 2014, we entered into the DriveTime Receivable Purchase Agreement pursuant to which we may sell to DriveTime, and DriveTime may purchase from us, finance receivables we originate in conjunction with the sale of vehicles. During the year ended December 31, 2016, DriveTime purchased a portion of the finance receivables we originated representing approximately $11.5 million of gross outstanding principal balance, resulting in a gain on loan sale from related party of approximately $0.3 million. During the year ended December 31, 2017, DriveTime did not purchase any portion of the automotive finance receivables we originated. DriveTime is not obligated to make any purchases and we are not obligated to sell any finance receivables under the agreement.

Aircraft Time Sharing Agreement

On October 22, 2015, we entered into an agreement to share usage of two aircraft operated by DriveTime. Pursuant to the agreement, which was most recently amended on May 15, 2017, we agreed to reimburse DriveTime for actual expenses for each of our flights. The original term of the agreement lasted for 12 months, with perpetual 12-month automatic renewals. Either the lessors or the lessees can terminate the lease with 30 days’ written notice. We reimbursed DriveTime approximately $0.4 million, $0.6 million and $0.1 million under this agreement during the years ended December 31, 2017, 2016 and 2015, respectively.

Vehicle Transfer to DriveTime

On November 30, 2016, we sold used vehicle inventory with a carrying value of approximately $4.9 million to DriveTime to dispose of used vehicle inventory that no longer met our inventory specifications. We recorded a loss of approximately $0.8 million related to this disposal. In March 2017, we repurchased approximately $0.2 million of this inventory that did not meet the agreed upon terms of the sales arrangement with DriveTime.

Servicing Agreement with DriveTime

In December 2015, we entered into a Servicing Agreement with DriveTime pursuant to which DriveTime agreed to perform certain servicing and collections activities with respect to automotive finance receivables we own after origination and before sale. In connection with such Servicing Agreement, DriveTime entered into a Subservicing Agreement with GFC Lending LLC, an affiliate of DriveTime, to perform certain subservicing functions, payment for which would be made from proceeds earned by DriveTime from us. During the years ended December 31, 2017 and 2016, DriveTime had earned $0.2 million and $41.7 thousand, respectively, and GFC Lending LLC had earned $0.2 million and $41.7 thousand, respectively, for performing servicing functions for such receivables. Additionally, DriveTime has in the past and may in the future purchase automotive finance receivables from us.

Master Purchase and Sale Agreement

In December 2016, we entered into a master purchase and sale agreement with an unrelated third party pursuant to which we sell automotive finance receivables meeting certain underwriting criteria to this third party. The agreement was most recently amended on November 3, 2017. The third party has engaged DriveTime as servicer of the receivables it purchases under this agreement. Under the agreement, the third party has committed to purchase up to an aggregate of $1.5 billion in principal balances of automotive finance receivables that we originate, subject to adjustments as described in the agreement. In connection with such Servicing Agreement, DriveTime entered into a Subservicing Agreement with GFC Lending LLC, an affiliate of DriveTime, to perform certain subservicing functions, payment for which would be made from proceeds earned by DriveTime under the agreement. DriveTime had aggregate earnings of $0.9 million pursuant to the agreement for performing servicing functions for the year ended December 31, 2017.

Master Transfer Agreements

In December 2016, we entered into a master transfer agreement with an unrelated third party pursuant to which we sell automotive finance receivables meeting certain underwriting criteria to the third party. The purchaser engaged Carvana as Trust Administrator and DriveTime as servicer of the receivables. Under the agreement, the third party has committed to purchase up to an aggregate of $292.2 million in principal balances of automotive finance receivables that we originate. The third-party purchaser finances a majority of these purchases with borrowings from the third-party purchaser under the master purchase and sale agreement. On November 3, 2017, we terminated the remaining capacity under the master transfer agreement and replaced this facility by entering into a new master transfer agreement under which the third party has committed to purchase up to an aggregate of $357.1 million in principal balances of finance receivables. The purchaser engaged Carvana as Trust Administrator and DriveTime as servicer of the receivables under this new agreement. In connection with such Servicing Agreement, DriveTime entered into a Subservicing Agreement with GFC Lending LLC, an affiliate of DriveTime, to perform certain subservicing functions, payment for which would be made from proceeds earned by DriveTime under the agreement. With respect to the terminated Master Transfer Agreement and the new Master Transfer Agreement, in the year ended December 31, 2017 we had aggregate earnings of $1.1 thousand for performing Trust Administrator functions for such purchasers and DriveTime had aggregate earnings of $1.2 million for performing servicing functions.

IP License Agreement

In February 2017, we entered into a license agreement that governs the rights of certain intellectual property owned by us and the rights of certain intellectual property owned by DriveTime. The license agreement, which was amended and restated on April 14, 2017, generally provides that each party grants to the other certain limited exclusive (other than with respect to the licensor party and its affiliates) and non-exclusive licenses to use certain of its intellectual property, and each party agrees to certain covenants not to sue the other party, its affiliates and certain of its service providers in connection with various patent claims. The exclusive license to DriveTime is limited to the business that is primarily of sub-prime used car sales to retail customers. However, upon a change of control of either party, both parties’ license rights as to certain future improvements to licensed intellectual property and all limited exclusivity rights are terminated. The agreement does not provide a license to any of our patents, trademarks, logos, customers’ personally identifiable information or any intellectual property related to our vending machine, automated vehicle photography or certain other elements of our brand. See “Risk Factors — Risks Related to Our Business — We participate in a highly competitive industry, and pressure from existing and new companies may adversely affect our business and operating results.”

Verde Credit Facility

On February 27, 2017, we entered into a credit facility with Verde for an amount up to $50.0 million. We paid Verde a commitment fee of $1.0 million upon executing the agreement. We were permitted to draw up to five loans in minimum amounts of $10.0 million each during the term of the agreement. Amounts borrowed and repaid under the agreement could not be reborrowed. Amounts outstanding accrued interest at a rate of 12.0% per annum and were scheduled to mature in August 2018. As of April 27, 2017, $35.0 million had been drawn under the credit facility. All outstanding borrowings under the credit facility were repaid in full and the credit facility was terminated in connection with the completion of our IPO. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Verde Credit Facility.”

Houston, TX Vending Machine Lease Guarantee

On July 14, 2015, DriveTime guaranteed our obligations under the lease governing our occupancy of the property on which our Houston Vending Machine is located. We do not compensate DriveTime for the guarantee. The initial lease term commenced January 8, 2016 and we began paying base rent as of May 7, 2016. Base rent during the initial term is $22,917 per month, and the initial term expires on January 31, 2026. We have the option to extend the initial term for four additional consecutive five year periods. Base rent during each extension term will increase 10% of the then-current base rent for each subsequent extension.

Atlanta, GA Fulfillment Center Lease Guarantee

On May 15, 2013, DriveTime guaranteed our obligations under the lease governing our occupancy of the property on which our Atlanta Fulfillment Center is located. We do not compensate DriveTime for the guarantee. The initial lease term and rent payments commenced December 1, 2013 and expired on November 30, 2015. Under the lease we may extend the initial term of the lease for up to three consecutive extension terms of two years each. We exercised our first extension option on August 31, 2015 to extend the term to November 30, 2017. We exercised a second extension option on August 23, 2017 to extend the term to November 30, 2019. Base rent during the initial term was $9,500 per month and such rent increases 3% of the then-current base rent during each extension term. Monthly rent for the period beginning December 1, 2017 through November 30, 2018 is $10,381 per month, and will be $10,692 per month for the period beginning December 1, 2018 through November 30, 2019. In addition to base rent, we are responsible for our proportionate share of common area maintenance charges.

Other Agreements

Master Dealer Agreement

In December 9, 2016, we entered into a master dealer agreement with an affiliate of DriveTime, pursuant to which we may sell certain ancillary products, including VSCs and GAP waiver coverage, to customers purchasing a vehicle from us through our transaction platform. We earn a commission on each VSC sold to Carvana customers and that affiliate subsequently administers the VSC. We also pay a per-contract fee to that affiliate to administer the GAP waiver coverage we sell to our customers. For the years ended December 31, 2017 and 2016, we were paid $10.5 million and $0.2 million, respectively, in commissions for VSC sales pursuant to the master dealer agreement. For the years ended December 31, 2017 and 2016, the affiliate of DriveTime received $6.5 million and $0.1 million, respectively, pursuant to the master dealer agreement for VSCs sold to our customers and for administering GAP waiver coverage.

Transfer and Note Purchase and Security Agreements

In January 2016, we entered into transfer agreements pursuant to which we sell automotive finance receivables meeting certain underwriting criteria to certain unrelated trusts who each engage Carvana as Trust Administrator of the trusts and DriveTime as servicer of the receivables. DriveTime engaged GFC Lending LLC, an affiliate of DriveTime, to perform certain subservicing functions with respect to these automotive finance receivables, payment for which would be made from proceeds received by DriveTime. Pursuant to certain note purchase and security agreements entered into in connection with the transfer agreements, the trusts issued notes to certain parties, including Delaware Life Insurance Company (“Delaware Life”), in which Mark Walter has a substantial ownership interest. Mark Walter also indirectly controls CVAN Holdings, LLC and has non-controlling ownership interests in other note purchasers under the note purchase and security agreements. Delaware Life also serves as administrative agent and paying agent on behalf of the note purchasers. Under the transfer agreements and initial note purchase and security agreements, we could sell up to an aggregate of $200.0 million in principal balances of automotive finance receivables in this manner. In September 2016, we amended the agreements to sell up to $230.0 million in principal balances of the finance receivables. Before January 1, 2017, we had sold all $230.0 million of automotive finance receivables permitted under the agreement. As of the end of December 31, 2017, $126.1 million auto receivables continued to be serviced.

Pursuant to the note purchase and security agreements, Delaware Life has advanced $63.0 million through December 31, 2016 to the trusts that purchased our automotive finance receivables, but made no additional advances during the year ended December 31, 2017. There was no unused capacity under the note purchase as of during the year ended December 31, 2017. On February 27, 2017, Delaware Life sold its interest in the notes under the note purchase and security agreements to an unrelated third party, but remains the administrative agent and paying agent for the note purchasers. We earned $2.0 thousand for performing Trust Administrator functions for the trusts that purchased our receivables and DriveTime had aggregate earnings of $1.6 million (a portion of which is paid to GFC Lending LLC by DriveTime) for performing servicing functions for the receivables sold pursuant to the transfer agreements for the year ended December 31, 2017.

Loan from Ernest Garcia, II

On March 31, 2016, we entered into a loan and security agreement with Ernest Garcia, II, for $10.0 million. The loan bore interest at an annual rate of 4.0% and had a maturity date of May 1, 2016, at which time all unpaid principal and accrued interest were payable to Mr. Garcia. On April 28, 2016, we repaid the principal and $30.0 thousand of accrued interest, thereby terminating the loan.

Sale of Class C Preferred Units

On July 27, 2015, we issued and sold 14,051,214 Class C Preferred Units to CVAN Holdings, LLC, for $65.0 million. On April 27, 2016, we issued and sold 18,300,293 Class C Preferred Units for $100.0 million to Ernest Garcia, II. On July 12, 2016, we issued and sold 8,597,319 Class C Preferred Units to CVAN Holdings, LLC, and 1,672,179 Class C Preferred Units to GV Auto I, LLC for approximately $50.0 million and $9.7 million, respectively. On December 9, 2016, we authorized the issuance of and sold 468,000 Class C Redeemable Preferred Units to the 2014 Fidel Family Trust for approximately $2.7 million.

In accordance with our Operating Agreement, the Class C Preferred Units accrue a return (“Class C Return”) at a coupon rate of 12.5% compounding annually on the aggregate amount of capital contributions made with respect to the Class C Preferred Units. On May 3, 2017, we closed our IPO at a price such that we were no longer liable for the accrued Class C Return, and the outstanding Class C Redeemable Preferred Units converted to Class A Units on a one-to-one basis. As of December 31, 2017, all Class C Redeemable Preferred Units had converted to Class A Units and the related balance became a component of permanent equity on the accompanying consolidated balance sheet.

We recorded the issuance and sale of Class C Preferred Units at fair value, net of issuance costs. As the redemption feature of the Class C Preferred Units is out of our control, the preferred stock is classified as temporary equity on the accompanying consolidated balance sheets. We recognize the Class C Return as an increase in temporary equity and a reduction to members’ equity. The accrued Class C Return included in Series C Redeemable Preferred Units as of December 31, 2016 and December 31, 2015 was approximately $24.1 million and $3.5 million, respectively.

Purchase of Carvana, LLC Interest from Ernest Garcia, II

Following the completion of our IPO, Carvana Sub transferred 170,000 LLC Units to Ernest Garcia, II in exchange for his 0.1% ownership interest in Carvana, LLC. We concurrently issued 136,000 shares of Class B common stock to Ernest Garcia, II.

Directed Share Program

At our request, the underwriters sold 683,334 shares of the Class A common stock offered in our IPO, at the initial public offering price, to our non-employee directors, certain of our vendors as well as certain individuals who are friends of certain Class A Unit holders through a directed share program.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the agreements governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the agreements. The agreements setting forth the principal terms and conditions of certain of our outstanding indebtedness are filed as exhibits to the registration statement of which this prospectus forms a part.

Floor Plan Facility

We have maintained a floor plan facility with Ally since our inception that is used to finance our used vehicle inventory and is secured by substantially all of our assets, including our used vehicle inventory. On December 30, 2015, we entered into an amendment to our amended and restated inventory financing and security agreement with Ally governing the $125.0 million line of credit available under our floor plan facility (the “Floor Plan Facility”). On August 4, 2017, we amended the Floor Plan Facility to, among other things, extend the maturity date to December 31, 2018, and increase the available credit to $275.0 million from August 4, 2017 through December 31, 2017 and to $350.0 million from January 1, 2018 through December 31, 2018. The Floor Plan Facility may be extended for an additional 364-day period at Ally’s sole discretion. As of December 31, 2017, the interest rate on the Floor Plan Facility was approximately 5.21%, we had an outstanding balance under this facility of approximately $248.8 million, borrowing capacity available of approximately $26.2 million and held approximately $12.4 million in restricted cash related to this facility.

We are required to make monthly interest payments on borrowings under the Floor Plan Facility at a rate per annum equal to 1-month LIBOR plus 365 basis points. We are also required to make monthly principal reduction payments equal to 10% of the original principal amount for each vehicle subject to the floor plan for more than 180 days until the outstanding principal amount for such vehicle is reduced to the lesser of 50% of the original principal amount of such vehicle or 50% of such vehicle’s wholesale value. On November 2, 2017, we entered into a letter agreement with Ally to extend repayment of amounts due under the Floor Plan Facility for our sales involving financing that are not sold to or financed by Ally. With respect to such vehicles, Ally agrees to extend repayment of the advance or the loan for such vehicle to the earlier of fifteen business days after the sale of the vehicle or two business days following the sale or funding of the retail installment contract. Additionally, we are permitted at our election to make prepayments to Ally to be held as principal payments under the Floor Plan Facility and subsequently reborrow such amounts.

In addition to other customary covenants, the agreement governing our Floor Plan Facility requires us to maintain (1) a Credit Balance of at least 5% of the total principal amount owed to Ally for used vehicle inventory financed under the facility, (2) unrestricted cash and cash equivalents on hand and availability in certain operating lines of credit equal to the greater of $15.0 million or 7.5% of our line of credit under the Floor Plan Facility, (3) a net worth of at least $30.0 million and (4) at least 5% equity in our used vehicle inventory, calculated as a percentage equal to one minus our outstanding borrowings under the facility divided by the sum of the purchase price of our vehicle inventory and certain fees incurred in connection with our purchases. As of December 31, 2017, we were in compliance with all of these covenants and such covenants will not restrict our ability to consummate this offering.

This summary describes the material provisions of the Floor Plan Facility, but may not contain all information that is important to you. We urge you to read the provisions of the amended and restated inventory financing and security agreement governing the Floor Plan Facility, which has been filed as an exhibit to our IPO registration statement. See “Where You Can Find More Information.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. The following description may not contain all of the information that is important to you. To understand the material terms of our Class A common stock, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

General

In connection with our IPO we filed our amended and restated certificate of incorporation (our “certificate”), and adopted our amended and restated by-laws (our “bylaws”). Our certificate authorizes capital stock consisting of:

•	500,000,000 shares of Class A common stock, par value $0.001 per share;

•	125,000,000 shares of Class B common stock, par value $0.001 per share; and

•	50,000,000 shares of undesignated preferred stock, with a par value per share that may be established by the Board in the applicable certificate of designations.

As of April 25, 2018 we had 19,566,289 and 113,273,036 shares of our Class A and Class B common stock issued and outstanding, respectively. Upon consummation of this offering, there will be 30,066,289 shares of our Class A common stock issued and outstanding (or 31,716,289 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and 109,793,036 shares of our Class B common stock issued and outstanding (or 108,143,036 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or the certificate.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Each holder of Class B common stock is entitled to one vote for each share of Class B Common Stock held of record by such holder; provided that each holder that, together with its affiliates (which, in the case of the Garcia Parties, includes each other Garcia Party), (1) beneficially owns 50% or more of the LLC Units immediately following the completion of this offering and (2) as of the applicable record date or other date of determination maintains direct or indirect beneficial ownership of an aggregate of at least 25% of the outstanding shares of Class A common stock (determined assuming that each Class A Unit held by holders other than the Carvana Sub were exchanged for Class A common stock), is entitled to ten votes for each share of Class B common stock held of record by such holder. As a result, because only the Garcia Parties will meet the 50% ownership threshold at the completion of this offering, only the Garcia Parties will be entitled to ten votes per share of Class B common stock they beneficially own, for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). Each other share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Garcia Parties holding shares of our Class B common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders when the Garcia Parties’ direct or indirect beneficial ownership of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A common stock) is less than 25%. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or the certificate.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Holders of Class A Units own 100% of our outstanding Class B common stock.

Preferred Stock

Under the terms of our certificate, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Class A Convertible Preferred Stock

On December 5, 2017 (the “Issue Date”) we issued and sold 100,000 shares of a newly created series of Class A Convertible Preferred Stock, par value $0.01 per share (the “Class A Convertible Preferred Stock”), for an aggregate purchase price of $100.0 million, or $1,000 per share in a private placement transaction exempt from registration under Section 4(a)(2) of the Securities Act, and the rules and regulations promulgated thereunder.

On the Issue Date, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences, and Rights of Class A Convertible Preferred Stock (the “Certificate of Designations”), creating the Class A Convertible Preferred Stock and establishing the designations, preferences, and other rights of the Class A Convertible Preferred Stock, which became effective upon filing.

The Class A Convertible Preferred Stock ranks senior to our Class A common stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. The Class A Convertible Preferred Stock has an initial stated value of $1,000 per share, and holders of Class A Convertible Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 5.50% per annum. Holders of Class A Convertible Preferred Stock have no voting rights and no right to vote as a separate class, except as required by, and cannot be waived under, the Delaware law. Holders of Class A Convertible Preferred Stock have certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Company. Holders of the Class A Convertible Preferred Stock will also have certain representation rights on our board of directors in the event that dividends payable on the Class A Convertible Preferred Stock are in arrears for six or more quarterly periods.

The Class A Convertible Preferred Stock is convertible at the option of the holders at any time into shares of Class A common stock at an initial conversion rate of 50.78 shares of Class A common stock for each share of Class A Convertible Preferred Stock, which represents an initial conversion price of approximately $19.6945 per share of Class A common stock, subject to adjustment. The conversion rate will be subject to customary anti-dilution and other adjustments. On or after the first anniversary of the Issue Date, we will have the option to cause all shares of Class A Convertible Preferred Stock to be converted into Class A common stock so long as the volume-weighted average Class A common stock price for the 10 day trading period ending on the second trading day immediately preceding our notice of conversion equals or exceeds 150% of the then applicable conversion price (a “Mandatory Conversion Option”). Upon exercise of its Mandatory Conversion Option, we may, at our option, settle in cash or in shares of Class A common stock.

Forum Selection

Our certificate provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the DGCL, our certificate or our bylaws or (4) any other action asserting a claim against the company or any director or officer of the company that is governed by the internal affairs doctrine. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Anti-Takeover Provisions

Our certificate, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

These provisions include:

Dual Class of Common Stock.    As described above in “— Class A Common Stock “ and “— Class B Common Stock,” our certificate provides for a dual class common stock structure pursuant to which the Garcia Parties holding our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock), thereby giving the Garcia Parties the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and current investors, executives and employees with the ability to exercise significant influence over those matters.

Classified Board.    Our certificate provides that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Our Board currently has five members.

Stockholder Action by Written Consent.    Our certificate precludes stockholder action by written consent at any time the Garcia Parties are no longer entitled to ten votes for each share of Class B common stock held of record on all matters submitted to a vote.

Special Meetings of Stockholders.    Except as required by law, special meetings of our stockholders shall be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, (1) at any time when the Garcia Parties beneficially owns any of our Class B common stock, special meetings of our stockholders shall also be called by our Board or the chairman of our Board at the request of the Garcia Parties and (2) at any time when the Garcia Parties holding our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote, special meetings of our stockholders shall also be called by holders of a majority in voting power of the outstanding shares of our capital stock entitled to vote on all matters to be voted on by stockholders generally, voting together as a single class. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures.    Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board; provided, however, such advance notice procedure will not apply to the Garcia Parties. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Removal of Directors; Vacancies.    Directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the Garcia Parties holding our Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting together as a single class. In addition, our certificate will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled at any time when the Garcia Parties holding our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote, either (1) upon the affirmative vote of a majority in voting power of all outstanding shares of capital stock entitled to vote thereon, voting together as a single class or (2) if no such appointment has been made by the tenth day following the occurrence of the vacancy, or if such shareholders holding a majority in voting power of all outstanding shares of capital stock notify our Board that no appointment shall be made, by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by the sole remaining director. At any time the Garcia Parties holding our Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by the sole remaining director.

Supermajority Approval Requirements.    Our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate. For as long as the Garcia Parties holding our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. When the Garcia Parties holding our Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate requires a greater percentage.

At any time when the Garcia Parties holding our Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold that would apply when holders of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote) in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified Board (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations.    We are not subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We have opted out of Section 203; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the company for a three-year period. This provision may encourage companies interested in acquiring the company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that the Garcia Parties, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates acting in their capacity as our employee or director. Our certificate provides that, to the fullest extent permitted by law, any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any director or stockholder, other than directors or stockholders acting in their capacity as our director or as a stockholder, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate will not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Carvana Co. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Carvana Co. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

Our Class A common stock is listed on the NYSE under the trading symbol “CVNA.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A common stock in the public market (including shares of our Class A common stock issuable upon redemption or exchange of LLC Units or upon conversion of our Class A Convertible Preferred Stock), or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of our Class A common stock from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of Class A common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have 30,066,289 shares of Class A common stock outstanding (or 31,716,289 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Of these shares of Class A common stock, the 11,000,000 shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of Class A common stock (including shares of Class A common stock issuable upon redemption or exchange of the LLC Units, as described below) will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of market stand-off agreements with us and the lock-up agreements described in “Underwriting” taking into account the provisions of Rules 144 and 701 under the Securities Act.

In addition, pursuant to the Exchange Agreement, the LLC Unitholders (other than Carvana Sub) may from time to time, exchange their LLC Units for shares of Class A common stock or, at our option, cash. To the extent such LLC Unitholders also hold Class B common stock, they will be required to deliver to us a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. Upon consummation of this offering, the LLC Unitholders will hold 143,898,297 LLC Units (or 141,835,797 LLC Units if the underwriters exercise their option to purchase additional shares of Class A common stock from the selling stockholders in full), all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we have entered into one or more registration rights agreements with certain LLC Unitholders that will require us to register these shares of Class A common stock, subject to certain conditions. See “— Registration Rights” and “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Class A Convertible Preferred Stock

On the Issue Date we issued and sold 100,000 shares of a newly created series of Class A Convertible Preferred Stock for an aggregate purchase price of $100.0 million, or $1,000 per share in a private placement transaction exempt from registration under Section 4(a)(2) of the Securities Act, and the rules and regulations promulgated thereunder.

On the Issue Date, the Company filed with the Secretary of State of the State of Delaware the Certificate of Designations creating the Class A Convertible Preferred Stock and establishing the designations, preferences, and other rights of the Class A Convertible Preferred Stock, which became effective upon filing.

The Class A Convertible Preferred Stock is convertible at the option of the holders at any time into shares of Class A common stock at an initial conversion rate of 50.78 shares of Class A common stock for each share of Class A Convertible Preferred Stock, which represents an initial conversion price of approximately $19.6945 per share of Class A common stock, subject to adjustment. The conversion rate will be subject to customary anti-dilution and other adjustments. On or after the first anniversary of the Issue Date, we will have the option to cause all shares of Class A Convertible Preferred Stock to be converted into Class A common stock so long as the volume-weighted average Class A common stock price for the 10 day trading period ending on the second trading day immediately preceding our notice of conversion equals or exceeds 150% of the then applicable conversion price (a “Mandatory Conversion Option”). Upon exercise of its Mandatory Conversion Option, we may, at our option, settle in cash or in shares of Class A common stock. For more information about our Class A Convertible Preferred Stock see “Description of Capital Stock—Preferred Stock—Class A Convertible Preferred Stock.”

Rule 144

Affiliate Resales of Restricted Securities

A person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned restricted shares of our Class A common stock for at least six months is entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 300,000 shares immediately after this offering, based on the number of shares of our Class A common stock outstanding after completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

A person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

The sale of these restricted shares under Rule 144, or the perception that sales will be made, could adversely affect the price of our common stock after this offering.

Rule 701

In general, any of our employees, directors, officers, consultants or advisors who received grants of Class B Units pursuant to our Carvana Group Equity Incentive Plan may be entitled to sell Class A common stock received upon conversion of such Class B Units in reliance on Rule 701. Rule 701 permits non-affiliates of the issuer to resell shares in reliance on Rule 144 without complying with the current public information requirements.

Stock Plans

We have filed a registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under the 2017 Incentive Plan. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We and each of the selling stockholders, our executive officers, directors and certain of our LLC Unitholders, including the Garcia Parties have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of Class A common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of Class A common stock or units during the period from the date of the first public filing of the registration statement on Form S-1 filed in connection with this offering continuing through the date that is 90 days after the date of the underwriting agreement for this offering, except with the prior written consent of Wells Fargo Securities, LLC and Citigroup Global Markets Inc. See “Underwriting.”

Registration Rights Agreement

We entered into a Registration Rights Agreement with the LLC Unitholders in connection with the IPO. The Registration Rights Agreement provides such LLC Unitholders certain registration rights whereby, following our IPO and the expiration of any related lock-up period, such LLC Unitholders can require us to register under the Securities Act shares of Class A common stock issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for the LLC Unitholders (other than Carvana Sub). See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATION FOR NON-U.S. HOLDERS

The following is a discussion of material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock to a non-U.S. holder (as defined below) that purchases shares of our Class A common stock in this offering. This discussion applies only to a non-U.S. holder that holds our Class A common stock as a capital asset, within the meaning of Section 1221 of the Code. For purposes of this discussion, a “non-U.S. holder” means any beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

•	an individual citizen or resident of the U.S., as defined for U.S. federal income tax purposes;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Such an individual is urged to consult his or her own tax advisor regarding his or her status as a resident alien for U.S. federal income tax purposes under these rules and the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock. In the case of a beneficial owner that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership considering an investment in our Class A common stock, then you should consult your tax advisor.

This discussion is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe herein. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion assumes that a non-U.S. holder will hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax (such as U.S. federal estate and gift tax laws or the Medicare tax on certain investment income) or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	former citizens or residents of the United States;

•	financial institutions;

•	insurance companies;

•

an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or a partner in a partnership or a beneficial owner of a pass-through entity that holds our Class A common stock);

•	a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

•	brokers, dealers or traders in securities, commodities or currencies;

•	traders that elect to mark–to–market their securities for U.S. federal income tax purposes;

•	persons who hold our Class A common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction;

•	controlled foreign corporations or passive foreign investment companies; and

•	tax exempt organizations.

Such non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF NON-U.S., STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our Class A common stock (or that we engage in certain redemptions that are treated as distributions with respect to Class A common stock), any such distribution or redemption will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net-income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI, must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our Class A common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among your shares of Class A common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of Class A common stock that is taxed to you as described below under the heading “Gain on disposition of Class A common stock.” Your adjusted tax basis in a share is generally the purchase price of such share, reduced by the amounts of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

If you are a non-U.S. holder (including for this purpose, a partnership) and not an individual, you may be subject to a 30% withholding under FATCA even if you are eligible to claim the benefits of a tax treaty if certain information reporting rules are not complied with, as discussed below under “— FATCA”

Gain on Disposition of Class A Common Stock

Subject to the discussions below of the backup withholding tax and FATCA withholding, you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our Class A common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the U.S., and, where a tax treaty applies, is attributable to a U.S. permanent establishment or fixed base;

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. Even if we are or become a U.S. real property holding corporation, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain in respect of our Class A common stock as long as our Class A common stock is traded on an established securities market and such non-U.S. holder actually or constructively owned no more than 5% of our Class A common stock during the specified testing period. If we are or become a U.S. real property holding corporation and you actually or constructively owned more than 5% of our Class A common stock at any time during the specified testing period, the net gain derived from the sale will be treated as income effectively connected with a U.S. trade or business and you will be subject to tax on such net gain at regular graduated U.S. federal income tax rates. If you are a person described in the first bullet point above, you generally will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on its effectively connected earnings and profits (or such lower rate as may be specified by an applicable income tax treaty). If you are an individual described in the second bullet point above, you generally will be subject to a flat 30% tax on the gain derived from the sale (unless an applicable tax treaty provides otherwise), which may be offset by U.S.-source capital losses.

Information Reporting and Backup Withholding

The applicable withholding agent must file information returns with the IRS in connection with dividends paid to you on shares of our Class A common stock. The IRS may make this information available to the tax authorities in the country in which you are resident. In addition, you may be subject to backup withholding (currently at a rate of 24%) with respect to dividends paid on shares of Class A common stock, unless, generally, you certify under penalties or perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E or another appropriate version of IRS Form W-8) that you are not a U.S. person or you otherwise establish an exemption.

Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E or another appropriate version of IRS Form W-8) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting and may be subject to backup withholding, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E or another appropriate version of IRS Form W-8) that you are not a U.S. person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

FATCA

In addition to the withholding discussed above, Sections 1471 to 1474 of the Code (such provisions commonly referred to as “FATCA”) will impose withholding of 30% on dividend income from our Class A common stock and, beginning on January 1, 2019, the gross proceeds of a disposition of our Class A common stock paid to “foreign financial institutions” and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). An intergovernmental agreement between the United States and an applicable non-U.S. country may modify these requirements. Investors are encouraged to consult their tax advisors regarding the implications of FATCA on their investment in our Class A common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY CHANGES IN APPLICABLE TAX LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters named below and the underwriters for whom Wells Fargo Securities, LLC, Citigroup Global Markets Inc., and Deutsche Bank Securities Inc., are acting as joint book-running managers and representatives, have severally agreed to purchase the respective numbers of shares of Class A common stock appearing opposite their names below:

Underwriter	Number of Shares
Wells Fargo Securities, LLC	3,630,000
Citigroup Global Markets Inc.	3,630,000
Deutsche Bank Securities Inc.	2,530,000
Robert W. Baird & Co. Incorporated	330,000
William Blair & Company, L.L.C.	330,000
BMO Capital Markets Corp.	220,000
JMP Securities LLC	220,000
Wedbush Securities Inc.	110,000

Total	11,000,000

All of the shares to be purchased by the underwriters will be purchased from us and the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock offered by this prospectus if any are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Shares

One of the selling stockholders has granted a 30-day option to the underwriters to purchase up to a total of 1,650,000 additional shares of our Class A common stock at the public offering price per share less the underwriting discounts and commissions per share, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the shares that the underwriters have agreed to purchase from the selling stockholders but that are not payable on such additional shares. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our Class A common stock in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $0.7425 per share. After the initial offering, the public offering price and concession to dealers may be changed.

The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional shares:

		Total
	Per Share	Without Option	With Option
Public offering price	$27.5000	$302,500,000	$347,875,000
Underwriting discounts and commissions to be paid by us	$1.2375	$8,167,500	$8,167,500
Underwriting discounts and commissions to be paid by the selling stockholders	$1.2375	$5,445,000	$7,486,875
Proceeds, before expenses, to us	$26.2625	$173,332,500	$173,332,500
Proceeds, before expenses, to the selling stockholders	$26.2625	$115,555,000	$158,888,125

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $0.9 million. We have agreed to reimburse the underwriters for their expenses, in the amount of $50,000, relating to clearance of the offering with the Financial Industry Regulatory Authority, or FINRA, which amount is deemed by FINRA to be underwriting compensation.

Indemnification of Underwriters

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, each of the selling stockholders, our directors and executive officers and the Garcia Parties, have agreed, subject to specified exceptions, that, without the prior written consent of Wells Fargo Securities, LLC and Citigroup Global Markets Inc., we and they will not, during the period from the date of the first public filing of the registration statement on Form S-1 filed in connection with this offering through and including the date that is the 90th day after the date of this prospectus, directly or indirectly:

•

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, including units;

•

in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than (i) Rule 462(b) registration statements filed to register securities to be sold to the underwriters in this offering or (ii) following the 30th day after the date of this prospectus, to file a registration statement to register up to approximately six million shares of Class A common stock if necessary to comply with any registration rights previously granted to certain stockholders; or

•

enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, including units;

whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock, units or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

The restrictions in the immediately preceding paragraph will be subject to a number of limited exceptions, including: (1) certain transfers by will or by intestate succession; (2) gifts not requiring a filing under Section 16(a) of the Exchange Act; (3) certain transfers to partners or members of a partnership or limited liability company not requiring a filing under Section 16(a) of the Exchange Act; (4) transfers by operation of law not requiring a filing under Section 16(a) of the Exchange Act; (5) in any exchange of units and a corresponding number of shares of our Class B common stock into or for shares of our Class A common stock; (6) pursuant to a third party tender offer or a merger involving a change of control of us occurring after this offering that has been approved by our board of directors; (7) pursuant to the exercise of options to purchase common stock under stock option or incentive plans disclosed in this prospectus; (8) transfers to us pursuant to the “cashless” exercise of options or for satisfying any withholding taxes; (9) transfers to us in connection with the termination of service of an employee; (10) in connection with the Organizational Transactions; (11) the establishment of a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act; (12) with respect to DriveTime Sales and Finance Company LLC and Ernest Garcia, II, a transfer or distribution to DriveTime Sales and Finance Company LLC’s direct or indirect members or other beneficial owners (including through a dividend by DriveTime Automotive Group, Inc.) and/or transfer or contribution to any entity controlled by such members or beneficial owners; and (13) with respect to us, (a) the issuance of Class A common stock to the underwriters pursuant to this offering, (b) the issuance of shares and options to purchase shares of Class A common stock pursuant to certain equity incentive plans, (c) the issuance of Class A common stock upon exercise of stock options issued under certain equity incentive plans or upon the vesting, exercise or conversion of warrants or convertible securities and (d) the issuance of up to 10% of the number of shares of Class A common stock outstanding as of the closing date of this public offering in connection with an acquisition or business combination.

Wells Fargo Securities, LLC and Citigroup Global Markets Inc. may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “CVNA”.

Stabilization

In order to facilitate this offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our Class A common stock. Specifically, the underwriters may sell more shares of Class A common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of Class A common stock available for purchase by the underwriters under the option to purchase additional shares. The underwriters may close out a covered short sale by exercising their option to purchase additional shares or purchasing Class A common stock in the open market. In determining the source of Class A common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of Class A common stock compared to the price payable under the option to purchase additional shares. The underwriters may also sell shares of Class A common stock in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A common stock in the open market to stabilize the price of our Class A common stock, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing Class A common stock in this offering if the underwriting syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock.

The foregoing transactions, if commenced, may be effected on the NYSE or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our Class A common stock.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In addition, certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or may in the future receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of us or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit an initial public offering of the Class A common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A common stock in any jurisdiction where action for that purpose is required. Accordingly, the Class A common stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell Class A common stock offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus, the Shares, may not be made in that

Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive, or qualified investors, that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Financial Services and Markets Act of 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

France

This prospectus (including any amendment, supplement or replacement thereto) have not been approved either by the Autorité des Marchés Financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des

Marchés Financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France within the meaning of Article L. 411-1 of the French Code Monétaire et Financier except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the securities in Germany. Consequently, the securities may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE SECURITIES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The securities are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of Class A common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of Class A common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of Class A common stock in Switzerland.

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

                securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Greece

The securities have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the securities. The securities may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California. Some of the partners of Kirkland & Ellis LLP are investors in, or are partners in partnerships that are investors in, the issuer of common stock in this offering.

EXPERTS

The financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our Class A common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

You may read and copy the registration statement, the related exhibits and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

We are subject to the reporting, proxy and information requirements of the Exchange Act, and are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above, as well as on our website, www.investors.carvana.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock. We will furnish our stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Carvana Co.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Carvana Co. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, changes in stockholders’ equity / members’ deficit, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2015.

Phoenix, Arizona

March 6, 2018

CARVANA CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$172,680	$39,184
Restricted cash	14,443	10,266
Accounts receivable, net	14,105	5,692
Finance receivables held for sale, net	45,564	24,771
Vehicle inventory	227,446	185,506
Other current assets	15,480	9,822

Total current assets	489,718	275,241
Property and equipment, net	148,681	60,592
Other assets	2,738	—

Total assets	$641,137	$335,833

LIABILITIES, TEMPORARY EQUITY & STOCKHOLDERS’ EQUITY / MEMBERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$50,306	$28,164
Accounts payable due to related party	1,802	1,884
Floor plan facility	248,792	165,313
Current portion of long-term debt	5,131	1,057

Total current liabilities	306,031	196,418
Long-term debt, excluding current portion	48,469	4,404
Other liabilities	7,093	—

Total liabilities	361,593	200,822

Commitments and contingencies (Note 13)
Temporary equity — Class C redeemable preferred units — 0 and 43,089 units authorized and outstanding as of December 31, 2017 and December 31, 2016, respectively	—	250,972

Stockholders’ equity / members’ deficit:
Members’ deficit	—	(115,961)
Class A Convertible Preferred Stock, $0.01 par value, $1,000 liquidation value per share — 100 shares authorized, issued and outstanding as of December 31, 2017	97,127	—
Preferred stock, $.01 par value — 50,000 shares authorized, none issued and outstanding as of December 31, 2017	—	—
Class A common stock, $0.001 par value — 500,000 shares authorized, 18,096 shares issued and outstanding as of December 31, 2017	18	—
Class B common stock, $0.001 par value — 125,000 shares authorized, 114,664 shares issued and outstanding as of December 31, 2017	115	—
Additional paid in capital	41,375	—
Accumulated deficit	(12,899)	—

Total stockholders’ equity / members’ deficit attributable to Carvana Co.	125,736	(115,961)
Non-controlling interests	153,808	—

Total stockholders’ equity / members’ deficit	279,544	(115,961)

Total liabilities, temporary equity & stockholders’ equity / members’ deficit	$641,137	$335,833

See accompanying notes to consolidated financial statements.

CARVANA CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended December 31,
	2017	2016	2015
Sales and operating revenues:
Used vehicle sales, net	$796,915	$341,989	$124,972
Wholesale vehicle sales	28,514	10,163	3,743
Other sales and revenues, including $8,947, $460 and $0, respectively, from related parties	33,441	12,996	1,677

Net sales and operating revenues	858,870	365,148	130,392
Cost of sales	790,779	345,951	129,046

Gross profit	68,091	19,197	1,346
Selling, general and administrative expenses	223,400	108,676	36,678
Interest expense, including $1,382, $0 and $0, respectively, to related parties	7,659	3,587	1,412
Other expense, net	1,348	46	36

Net loss before income taxes	(164,316)	(93,112)	(36,780)
Income tax provision	—	—	—

Net loss	(164,316)	(93,112)	(36,780)
Less: net loss attributable to non-controlling interests	(101,475)	—	—

Net loss attributable to Carvana Co.	$(62,841)	$(93,112)	$(36,780)
Less: dividends on Class A convertible preferred stock	413	—	—
Less: accretion of beneficial conversion feature on Class A convertible preferred stock	1,237	—	—

Net loss attributable to Class A common stockholders	$(64,491)	$(93,112)	$(36,780)

Net loss per share of Class A common stock, basic and diluted(1)	$(1.31)	$(0.68)	$(0.27)

Weighted-average shares of Class A common stock, basic and diluted(1)(2)	15,241	15,000	15,000

(1)	Amounts for periods prior to the initial public offering have been retrospectively adjusted to give effect to 15.0 million shares of Class A common stock issued in the initial public offering and the Organizational Transactions described in Note 1.

(2)	Weighted-average shares of Class A common stock outstanding have been adjusted for unvested restricted stock awards.

See accompanying notes to consolidated financial statements.

CARVANA CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY / MEMBERS’ DEFICIT

(In thousands)

		Convertible Preferred Stock		Class A		Class B
	Members’ Deficit	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Non- controlling Interests	Total Stockholders’ Equity
Balance, December 31, 2014	$20,497	—	$—	—	$—	—	$—	$—	$—	$—	$—
Exchange of note payable for Class A Units	50,000	—	—	—	—	—	—	—	—	—	—
Dividends paid	(33,533)	—	—	—	—	—	—	—	—	—	—
Equity-based compensation expense	490	—	—	—	—	—	—	—	—	—	—
Accrued return on Class C Redeemable Preferred Units	(3,495)	—	—	—	—	—	—	—	—	—	—
Net loss	(36,780)	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 2015	$(2,821)	—	—	—	—	—	—	—	—	—	—
Equity-based compensation expense	555	—	—	—	—	—	—	—	—	—	—
Accrued return on Class C Redeemable Preferred Units	(20,583)	—	—	—	—	—	—	—	—	—	—
Net loss	(93,112)	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 2016	$(115,961)	—	—	—	—	—	—	—	—	—	—
Equity-based compensation expense prior to Organizational Transactions	158	—	—	—	—	—	—	—	—	—	—
Accrued return on Class C Redeemable Preferred Units prior to Organizational Transactions	(9,439)	—	—	—	—	—	—	—	—	—	—
Net loss prior to Organizational Transactions	(49,942)	—	—	—	—	—	—	—	—	—	—
Conversion of Class C Redeemable Preferred Units for Class A Units	260,411	—	—	—	—	—	—	—	—	—	—
Effect of Organizational Transactions	(85,227)	—	—	—	—	117,236	117	(174,144)	—	259,254	85,227
Issuance of Class A common stock sold in initial public offering, net of underwriters’ discounts and commissions and offering expenses	—	—	—	15,000	15	—	—	205,785	—	—	205,800
Issuance of Class A Convertible Preferred Stock, net of offering expenses	—	100,000	98,507	—	—	—	—	—	—	—	98,507

See accompanying notes to consolidated financial statements.

CARVANA CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY / MEMBERS’ DEFICIT — (Continued)

(In thousands)

		Convertible Preferred Stock		Class A		Class B
	Members’ Deficit	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Non- controlling Interests	Total Stockholders’ Equity
Beneficial conversion feature of Class A convertible preferred stock	$—	—	$(2,617)	—	$—	—	$—	$2,617	$—	$—	$—
Accretion of beneficial conversion feature on Class A convertible Preferred Stock	—	—	1,237	—	—	—	—	(1,237)	—	—	—
Preferred dividends	—	—	—	—	—	—	—	(413)	—	—	(413)
Net loss subsequent to Organizational Transactions	—	—	—	—	—	—	—	—	(12,899)	(101,475)	(114,374)
Exchanges of LLC Units	—	—	—	2,607	2	(2,572)	(2)	3,631	—	(3,631)	—
Establishment of deferred tax assets related to increases in tax basis in Carvana Group	—	—	—	—	—	—	—	20,523	—	—	20,523
Establishment of valuation allowance related to deferred tax assets associated with increases in tax basis of Carvana Group	—	—	—	—	—	—	—	(20,523)	—	—	(20,523)
Adjustments to non-controlling interests	—	—	—	—	—	—	—	340	—	(340)	—
Issuance of restricted stock awards, net of forfeitures	—	—	—	533	1	—	—	(1)	—	—	—
Restricted stock surrendered in lieu of withholding taxes	—	—	—	(47)	—	—	—	(704)	—	—	(704)
Options exercised		—	—	3				48			48
Equity-based compensation expense recognized subsequent to Organizational Transactions	—	—	—	—	—	—	—	5,453	—	—	5,453

Balance, December 31, 2017	$—	100,000	$97,127	18,096	$18	114,664	$115	$41,375	$(12,899)	$153,808	$279,544

See accompanying notes to consolidated financial statements.

CARVANA CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2017	2016	2015
Cash Flows from Operating Activities:
Net loss	$(164,316)	$(93,112)	$(36,780)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	11,568	4,658	2,800
Loss on disposal of property and equipment	958	—	—
Provision for bad debt and valuation allowance	1,375	1,348	299
Gain on loan sales, including $0, $269 and $0 from related parties, respectively	(21,697)	(7,446)	—
Equity-based compensation expense	5,611	555	490
Amortization and write-off of debt issuance costs	1,646	—	—
Originations of finance receivables	(529,153)	(224,169)	(80,070)
Proceeds from sale of finance receivables	527,265	269,262	—
Proceeds from sale of finance receivables to related party	—	13,015	79,362
Purchase of finance receivables from related party	—	(74,589)	—
Changes in assets and liabilities:
Accounts receivable	(8,715)	(3,492)	(2,711)
Vehicle inventory	(40,839)	(117,468)	(41,667)
Other current assets	(6,605)	(7,157)	(789)
Other assets	(1,019)	—	—
Accounts payable and accrued liabilities	16,986	17,922	4,122
Accounts payable to related party	(82)	(19,552)	21,436
Other liabilities	7,093	—	—

Net cash used in operating activities	(199,924)	(240,225)	(53,508)
Cash Flows from Investing Activities:
Purchases of property and equipment	(78,490)	(39,539)	(13,950)
Change in restricted cash	(4,177)	(8,151)	(2,115)

Net cash used in investing activities	(82,667)	(47,690)	(16,065)
Cash Flows from Financing Activities:
Proceeds from floor plan facility	949,144	410,562	125,080
Payments on floor plan facility	(865,665)	(287,551)	(88,397)
Proceeds from Verde Credit Facility	35,000	—	—
Payments on Verde Credit Facility	(35,000)	—	—
Proceeds from long-term debt	32,698	—	—
Payments on long-term debt	(2,259)	(284)	—
Payments of debt issuance costs, including $1,000, $0 and $0 to related parties, respectively	(2,055)	(728)	(150)
Proceeds from note payable to related party	—	—	50,000
Payment of note payable to related party	—	—	(11,752)
Net proceeds from initial public offering	206,198	(398)	—
Net proceeds from issuance of Class A Convertible Preferred Stock	98,682	—	—
Proceeds from exercise of stock options	48	—	—
Tax withholdings related to restricted stock awards	(704)	—	—
Proceeds from issuance of Class C redeemable preferred units	—	162,446	65,000
Class C redeemable preferred units issuance costs	—	(82)	(470)
Dividends paid	—	—	(33,533)

Net cash provided by financing activities	416,087	283,965	105,778

Net increase (decrease) in cash and cash equivalents	133,496	(3,950)	36,205
Cash and cash equivalents at beginning of period	39,184	43,134	6,929

Cash and cash equivalents at end of period	$172,680	$39,184	$43,134

See accompanying notes to consolidated financial statements.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS ORGANIZATION

Description of Business

Carvana Co. and its wholly owned subsidiary Carvana Co. Sub (collectively, “Carvana Co.”) together with its consolidated subsidiaries (the “Company”) is a leading eCommerce platform for buying used cars. The Company is transforming the used car buying experience by giving consumers what they want — a wide selection, great value and quality, transparent pricing and a simple, no pressure transaction. Each element of the Company’s business, from inventory procurement to fulfillment and overall ease of the online transaction, has been built for this singular purpose.

Organization and Initial Public Offering

Carvana Co. is a holding company that was formed as a Delaware corporation on November 29, 2016 for the purpose of completing an initial public offering (“IPO”) and related transactions in order to operate the business of Carvana Group, LLC and its subsidiaries (collectively, “Carvana Group”). Substantially all of the Company’s assets and liabilities represent the assets and liabilities of Carvana Group.

Carvana Group was formed as a limited liability company by DriveTime Automotive Group, Inc. (together with its subsidiaries and affiliates other than the Company, collectively “DriveTime”) and commenced operations in 2012. Prior to November 1, 2014, Carvana Group was a wholly owned subsidiary of DriveTime. On November 1, 2014 (the “Distribution Date”), DriveTime distributed its member units in Carvana Group to the unit holders of DriveTime on a pro rata basis (the “Distribution”). Carvana Group accounted for the Distribution as a spinoff transaction in accordance with ASC 505-60, Equity — Spinoffs and Reverse Spinoffs and reflected assets and liabilities before and after the Distribution Date at their historical basis.

On May 3, 2017, Carvana Co. completed its IPO of 15.0 million shares of Class A common stock at a public offering price of $15.00 per share. Carvana Co. received approximately $205.8 million in proceeds, net of underwriting discounts and commissions and offering expenses, which it used to purchase approximately 18.8 million newly-issued membership interests of Carvana Group at a price per unit equal to 0.8 times the initial public offering price less underwriting discounts and commissions and offering expenses.

Also in connection with the IPO, the Company completed the following organizational transactions (the “Organizational Transactions”):

•	Carvana Group amended and restated its limited liability company operating agreement (the “LLC Agreement”) to, among other things, (i) eliminate a class of preferred membership interests, (ii) provide for two classes of common ownership interests in Carvana Group held by the then-existing holders of LLC units (the “Existing LLC Unitholders”) consisting of Class B common units (the “Class B Units”) and Class A common units (the “Class A Units”), and (iii) appoint Carvana Co. as the sole manager of Carvana Group;

•	Carvana Co. amended and restated its certificate of incorporation to authorize (i) 50.0 million shares of Preferred Stock, par value $0.01 per share, (ii) 500.0 million shares of Class A common stock, par value $0.001 per share, and (iii) 125.0 million shares of Class B common stock, par value $0.001 per share. Each share of Class A common stock generally entitles its holder to one vote on all matters to be voted on by stockholders. Each share of Class B common stock held by Ernest Garcia, II, Ernie Garcia, III and entities controlled by one or both of them (collectively, the “Garcia Parties”) generally entitles its holder to ten votes on all matters to be voted on by stockholders. All other shares of Class B common stock generally entitle their holders to one vote per share on all matters to be voted on by stockholders;

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Carvana Group converted its outstanding Class C Redeemable Preferred Units, as defined in Note 5 — Related Party Transactions, into approximately 43.1 million Class A Units;

•	Carvana Co. issued approximately 117.2 million shares of Class B common stock to holders of Class A Units, on a four-to-five basis with the number of Class A Units they owned, for nominal consideration; and,

•	Carvana Co. transferred approximately 0.2 million Class A Units to Ernest Garcia, II in exchange for his 0.1% ownership interest in Carvana, LLC, a majority-owned subsidiary of Carvana Group.

In accordance with the LLC Agreement, Carvana Co. has all management powers over the business and affairs of Carvana Group and conducts, directs and exercises full control over the activities of Carvana Group. Class A Units and Class B Units (the “LLC Units”) do not hold voting rights which results in Carvana Group being considered a variable interest entity (“VIE”). Due to Carvana Co.’s power to control and its significant economic interest in Carvana Group, it is considered the primary beneficiary of the VIE and the Company consolidates the financial results of Carvana Group. As of December 31, 2017, Carvana Co. owned approximately 12.9% of Carvana Group and the Existing LLC Unitholders owned the remaining 87.1%.

The Organizational Transactions described above are considered transactions between entities under common control. As a result, the financial statements for periods prior to the IPO and Organizational Transactions have been adjusted to combine the previously separate entities for presentation purposes.

Convertible Preferred Stock

On December 5, 2017, Carvana Co. amended and restated its certificate of incorporation to authorize 100,000 shares of Class A Convertible Preferred Stock, with an initial stated value of $1,000 per share and a par value of $0.01 per share (the “Convertible Preferred Stock”) and, effective December 5, 2017, Carvana Group amended its LLC Agreement to, among other things, create a class of convertible preferred units. On December 5, 2017, Carvana Co. sold 100,000 shares of Convertible Preferred Stock for net proceeds of approximately $98.5 million, which it used to purchase 100,000 newly-issued convertible preferred units of Carvana Group (the “Convertible Preferred Units”) at a price per unit equal to the initial stated value of the Convertible Preferred Stock less issuance costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated.

As discussed in Note 1 — Business Organization, Carvana Group is considered a VIE and Carvana Co. consolidates its financial results due to the determination that it is the primary beneficiary. The Company reviews subsidiaries and affiliates, as well as other entities, to determine if they should be considered a variable interest entity, and whether it should change the consolidation determinations based on changes in its characteristics. The Company considers an entity a VIE if its equity investors own an interest therein that lacks the characteristics of a controlling financial interest or if such investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or if the entity is structured with non-substantive voting interests. To determine whether or not the entity is consolidated with the Company’s results, the Company also evaluates which interests are variable interests in the VIE and which party is the primary beneficiary of the VIE.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity

The accompanying consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern. The Company has incurred losses each year from inception through December 31, 2017, and expects to incur additional losses in the future. As the Company continues to rapidly fund growth into new markets, fund construction of vending machines and enhance technology and software development efforts, it needs access to substantial capital. From inception, the Company has funded operations through the sale of Class A Units, its IPO completed on May 3, 2017 for net proceeds of approximately $205.8 million, its issuance of Class A Convertible Preferred Stock on December 5, 2017 for net proceeds of approximately $98.5 million, the sale of Class C Redeemable Preferred Units, capital contributions from DriveTime and short-term funding from the Company’s majority owner. The Company has historically funded vehicle inventory purchases through its Floor Plan Facility and had approximately $26.2 million available under the Floor Plan Facility to fund future vehicle inventory purchases as of December 31, 2017. Beginning January 1, 2018, the Floor Plan Facility capacity will increase to $350.0 million to allow for more vehicle inventory purchases, as described further in Note 7 — Debt Instruments. Further, the Company plans to increase the amount and maturity date of financing available to purchase vehicle inventory within the next year by amending its existing Floor Plan Facility or by entering into a new agreement. The Company has also funded some of its capital expenditures through long-term financing with third parties as described in further detail in Note 7 — Debt Instruments. The Company has historically entered into various agreements under which it sells the finance receivables it originates to third parties. As of December 31, 2017, the Company sells finance receivables under multiple agreements, all of which expire in November 2018. The Company plans to extend or enter into new agreements to sell its finance receivables to third parties within the next year. Management believes that current working capital and expected continued inventory and capital expenditure financing is sufficient to fund operations for at least one year from the financial statement issuance date.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Certain accounting estimates involve significant judgments, assumptions and estimates by management that have a material impact on the carrying value of certain assets and liabilities, disclosures of contingent liabilities and the reported amounts of revenues and expenses during the reporting period, which management considers to be critical accounting estimates. The judgments, assumptions and estimates used by management are based on historical experience, management’s experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ materially from these judgments and estimates, which could have a material impact on the carrying values of the Company’s assets and liabilities and the results of operations.

Comprehensive Loss

During the years ended December 31, 2017, 2016 and 2015, the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss were the same for all periods presented.

Cash and Cash Equivalents

The Company has cash deposits and cash equivalents deposited in or managed by major financial institutions. Cash equivalents include highly liquid investment instruments with original maturities of three

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

months or less, and consist primarily of money market funds. At times the related amounts are in excess of the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses with these financial institutions and does not believe it represents significant credit risk.

Restricted Cash

The restricted cash includes the deposit required under the Company’s Floor Plan Facility, which is 5% of the outstanding floor plan facility principal balance, as explained in Note 7 — Debt Instruments and amounts held as restricted cash as required under letter of credit agreements, as explained in Note 13 — Commitments and Contingencies.

Accounts Receivable, Net

Accounts receivable, net of an allowance for doubtful accounts, includes certain amounts due from third party finance providers and customers. The allowance for doubtful accounts is estimated based upon historical experience, current economic conditions and other factors and is evaluated periodically. The allowance for doubtful accounts was approximately $0.4 million and $0.6 million as of December 31, 2017 and 2016, respectively.

Finance Receivables Held for Sale, Net

Finance receivables include vehicle loans the Company originates to facilitate vehicle sales. The Company classifies these receivables as held for sale, as it does not intend to hold the finance receivables it originates to maturity. The Company typically sells the finance receivables it originates, as explained in Note 5 — Related Party Transactions and Note 6 — Finance Receivable Sale Agreements. The Company records a valuation allowance to report finance receivables at the lower of unpaid principal balance or fair value. To determine the fair value of finance receivables the Company utilizes industry-standard modeling, such as discounted cash flow analysis, factoring in the Company’s historical experience, the credit quality of the underlying receivables, loss trends and recovery rates, as well as the overall economic environment. For purposes of determining the valuation allowance, finance receivables are evaluated collectively to determine the allowance as they represent a large group of smaller-balance homogeneous loans. The allowance was approximately $0.9 million and $0.2 million as of December 31, 2017 and 2016, respectively. Principal balances of finance receivables are charged-off when the Company is unable to sell the finance receivable and the related vehicle has been repossessed and liquidated or the receivable has otherwise been deemed uncollectible.

The Company has made certain representations related to the sales of finance receivables. Any significant estimated post-sale obligations or contingent obligations to the purchaser of the loans would be accrued if probable and estimable in accordance with ASC 450, Contingencies. Any such obligations are considered in the Company’s determination of the accounting for the transfers of the finance receivables under ASC Topic 860, Transfers and Servicing of Financial Assets.

Vehicle Inventory

Vehicle inventory consists of used vehicles, primarily acquired at auction. Direct and indirect vehicle reconditioning costs including parts and labor, inbound transportation costs and other incremental costs are capitalized as a component of inventory. Inventory is stated at the lower of cost or net realizable value. Vehicle inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent, market resources. Each reporting period the Company recognizes any necessary adjustments to reflect

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

vehicle inventory at the lower of cost or net realizable value through cost of sales in the accompanying consolidated statements of operations.

Property and Equipment

Property and equipment consists of land, buildings and improvements, transportation fleet equipment, software and furniture, fixtures and equipment and is stated at cost less accumulated depreciation and amortization. Repairs and maintenance costs that extend the life or utility of an asset are also capitalized. Ordinary repairs and maintenance are charged to expense as incurred. Costs incurred during construction are capitalized as construction in progress and reclassified to the appropriate fixed asset categories when the project is completed. In addition, interest on borrowings during the active construction period of construction projects is capitalized and depreciated over the estimated useful lives of the related assets. Costs incurred during the preliminary project planning phase are charged to expense as incurred.

The Company capitalizes direct costs of materials and services consumed in developing or obtaining internal use software. The Company also capitalizes payroll and payroll-related costs for employees who are directly associated with and who devote time to the development of software products for internal use, to the extent of the time spent directly on the project. Capitalization of costs begins during the application development stage and ends when the software is available for general use. Costs incurred during the preliminary project and post-implementation stages are charged to expense as incurred.

Depreciation and amortization are computed using the straight-line method over the lesser of the remaining lease term or the following estimated useful lives:

Buildings and improvements	5-30 years
Transportation fleet equipment	3-8 years
Software	3 years
Furniture, fixtures and equipment	3-5 years

Management reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company compares the sum of estimated undiscounted future cash flows expected to result from the use of the asset to the carrying value of the asset. When the carrying value of the asset exceeds its estimated undiscounted future cash flows, the Company recognizes an impairment charge for the amount by the which the carrying value of the asset exceeds the fair value of the asset. The Company recorded no impairment charges during the years ended December 31, 2017, 2016 and 2015. See Note 3 — Property and Equipment, Net for additional information on property and equipment.

Finance Leases

The Company finances certain purchases and construction of its property and equipment through various sale and leaseback transactions that do not qualify for sale accounting due to forms of continuing involvement. Accordingly, the Company records the assets subject to these transactions within property and equipment and the sales proceeds as finance leases within long-term debt in the accompanying consolidated balance sheets. Required monthly payments, less the portion considered to be interest expense, reduce the corresponding liabilities. See Note 7 — Debt Instruments for additional information on finance leases.

Other Current Assets

Other current assets consist of various items, including, among other items, software licenses and subscriptions, prepaid expenses, debt issuance costs on revolving debt instruments, deposits and commitment fees related to the Company’s finance receivable sale agreements.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Assets

Other assets consist of various items, including, among other items, the purchase price adjustment receivable based on the performance of the Company’s finance receivables, deposits and debt issuance costs on revolving debt instruments.

Accrued Liabilities

Accrued liabilities consist of various items payable within one year including, among other items, accruals for capital expenditures, sales tax, compensation and benefits, vehicle licenses and fees, inventory costs and advertising expenses.

Other Liabilities

Other liabilities consist of various items payable beyond one year including, among other items, the long-term portion of deferred rent. Other liabilities also include items to be recognized beyond one year including the long-term portion of the tenant improvement allowance associated with the Company’s corporate headquarters.

Revenue Recognition

Revenue consists of used vehicle sales, wholesale vehicle sales and other sales and revenues. The Company recognizes revenue when the earnings process is complete.

Used Vehicle Sales

The Company sells used vehicles directly to its customers through its website. Revenue from used vehicle sales is recognized upon delivery, when the sales contract is signed and the purchase price has been received or financing has been arranged. Used vehicle sales revenue is recognized net of a reserve for returns, which is estimated using historical experience and trends. Revenues exclude any sales taxes that are collected from customers.

Wholesale Vehicle Sales

The Company sells vehicles to wholesalers. These vehicles sold to wholesalers are primarily acquired from customers who trade-in their existing vehicles that do not meet the Company’s quality standards to list and sell through its website. Revenue from wholesale vehicle sales is recognized when the vehicle is sold at auction or directly to a wholesaler.

Other Sales and Revenues

Other sales and revenues include commissions on vehicle service contracts (“VSCs”), gains on the sales of finance receivables, GAP waiver coverage, interest income received on finance receivables prior to selling them to investors and delivery fee revenues charged to customers taking delivery of purchased used vehicles outside the Company’s free delivery area.

The Company sells and receives a commission on VSCs. Prior to December 9, 2016, the VSCs were sold and administered by third parties. On December 9, 2016, the Company entered into a master dealer agreement with DriveTime, pursuant to which the Company sells VSCs that DriveTime administers and is the obligor. The Company recognizes commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction of other sales and revenues on the accompanying consolidated statements of operations and a component of accounts payable and accrued liabilities on the accompanying consolidated balance sheets.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company originates finance receivables to facilitate the sale of used vehicles and sells them to both third parties and, to a lesser extent, related parties. Any unsold finance receivables at the end of the reporting period are reported net of a valuation allowance as finance receivables held for sale on the accompanying consolidated balance sheets. Interest income is recognized on a cash basis when the Company receives periodic payments contractually due from customers prior to selling the underlying finance receivable.

The Company accounts for the sale of finance receivables in accordance with ASC Topic 860, Transfers and Servicing of Financial Assets. ASC 860 states that a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets is accounted for as a sale only if all of the following conditions are met:

•	The transferred financial assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

•	Each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange the asset and provides more than a trivial benefit to the transferor.

•	The transferor, its consolidated affiliates included in the financial statements being presented or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

For the years ended December 31, 2017, 2016 and 2015, all transfers of finance receivables met the requirements for sale treatment. The Company records the gain or loss on the sale of a finance receivable upon cash receipt, in an amount equal to the net proceeds received less the carrying amount of the finance receivable.

Customers that finance their vehicle purchase with the Company may purchase GAP waiver coverage, which provides customers with the promise that whomever then holds the underlying finance receivable will not attempt collection of a loan balance that is in excess of the value of the financed vehicle in the event of a total loss. GAP waiver coverage is recognized over the period of protection, generally the term of the related finance receivable. Upon selling the finance receivable, the Company recognizes any remaining deferred revenue. DriveTime administers the GAP waiver coverage.

Cost of Sales

Cost of sales includes the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale. Vehicle reconditioning costs include parts, labor, inbound transportation costs and other incremental overhead costs, which are allocated to inventory via specific identification and standard costing. Occupancy and labor costs incurred in connection with expanding production capacity are expensed as incurred as a component of selling, general and administrative expense. The Company has certain inventory that does not meet its specifications to sell to customers and disposes of this inventory through sales at auction or through other channels. The cost of these disposals are recorded on a net basis in cost of sales. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses primarily include compensation and benefits, advertising, depreciation expense, facilities costs, technology expenses, fulfillment and other administrative expenses, other than those related to reconditioning vehicles and inbound transportation.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Costs

Advertising production costs are expensed the first time the advertising takes place. All other advertising costs are expensed as incurred. Advertising expenses are included in SG&A expenses on the accompanying consolidated statements of operations. Advertising expense was approximately $55.7 million, $27.0 million and $10.7 million during the years ended December 31, 2017, 2016 and 2015, respectively.

Equity-Based Compensation

The Company classifies equity-based awards granted in exchange for services as either equity awards or liability awards. The classification of an award as either an equity award or a liability award is generally based upon cash settlement options. Equity awards are measured based on the fair value of the award at the grant date. Liability awards are re-measured to fair value each reporting period. Each reporting period, the Company recognizes the change in fair value of awards issued to non-employees as expense. The Company recognizes equity-based compensation on a straight-line basis over the award’s requisite service period, which is generally the vesting period of the award, less actual forfeitures. No compensation expense is recognized for awards for which participants do not render the requisite services. For equity and liability awards earned based on performance or upon occurrence of a contingent event, when and if the awards will be earned is estimated. If an award is not considered probable of being earned, no amount of equity-based compensation is recognized. If the award is deemed probable of being earned, related compensation expense is recorded over the estimated service period. To the extent the estimate of awards considered probable of being earned changes, the amount of equity-based compensation recognized will also change. See Note 10 — Equity-Based Compensation for additional information on equity-based compensation.

Shipping and Handling Fees and Costs

Transportation fees billed to customers that take delivery of the purchased used vehicle outside the Company’s free delivery area are a component of other sales and revenues in the accompanying consolidated statements of operations. Third party transportation costs related to these deliveries were approximately $1.2 million, $0.4 million and $0.2 million during the years ended December 31, 2017, 2016 and 2015, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Defined Contribution Plan

The Company sponsors a qualified 401(k) retirement plan (defined contribution plan) for its employees. The plan covers substantially all employees having no less than 31 days of service, who have attained the age of 18 and work at least 1,000 hours per year. Participants may voluntarily contribute to the plan up to the maximum limits established by Internal Revenue Service regulations. The Company provides matching contributions of 40% on the first 6% of an employee’s contribution, which vests evenly over the employee’s initial five-year service period. Employer contributions to the plan, net of forfeitures, were approximately $0.7 million, $0.3 million and $0.1 million for the years ended December 31, 2017, 2016 and 2015, respectively. Employer contributions are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Fair Value Measurements

The fair value of financial instruments is based on estimates using quoted market prices, discounted cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated timing and amount of future cash flows. Therefore, the

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimates of fair value may differ substantially from amounts that ultimately may be realized or paid at settlement or maturity of the financial instruments, and those differences may be material. Accordingly, the aggregate fair value amounts presented may not represent the Company’s underlying institutional value.

The Company uses the three-tier hierarchy established by U.S. GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value to determine the fair value of its financial instruments. This hierarchy indicates to what extent the inputs used in the Company’s calculations are observable in the market. The different levels of the hierarchy are defined as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2:	Other than quoted prices that are observable in the market for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3:	Inputs are unobservable and reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

See Note 14 — Fair Value of Financial Instruments for additional information.

Segments

Business segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. Based on the way the Company manages its business, the Company has determined that it currently operates with one reportable segment. The chief operating decision maker focuses on consolidated results in assessing operating performance and allocating resources. Furthermore, the Company offers similar products and services and uses similar processes to sell those products and services to similar classes of customers throughout the United States (“U.S.”). All revenue is generated and all assets are held in the U.S. for all periods presented.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method, which requires the recognition of deferred income tax assets and liabilities related to the expected future tax consequences arising from temporary differences between the carrying amounts and tax bases of assets and liabilities based on enacted statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Any effects of changes in income tax rates or laws are included in income tax expense in the period of enactment. The Company reduces the carrying amounts of deferred tax assets by a valuation allowance if, based on the evidence available, it is more likely than not that such assets will not be realized. In making the assessment under the more likely than not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of the deferred tax assets. The assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods by jurisdiction, the Company’s experience with loss carryforwards not expiring unutilized and all tax planning alternatives that may be available. A valuation allowance is recognized if under applicable accounting standards the Company determines it is more likely than not that its deferred tax assets would not be realized. See Note 12 — Income Taxes for additional information.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting Standards Issued But Not Yet Adopted

Since May 2014, the FASB has issued several accounting standards updates related to revenue recognition including ASC 606, Revenue from Contracts with Customers (“ASC 606”), which amends the guidance in ASC 605, Revenue Recognition (“ASC 605”), and provides a single, comprehensive revenue recognition model for all contracts with customers. ASC 606 contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The entity will recognize revenue to reflect the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. ASC 606 addresses how entities should identify goods and services being provided to a customer, the unit of account for a principal versus agent assessment, how to evaluate whether a good or service is controlled before being transferred to a customer and how to assess whether an entity controls services performed by another party. ASC 606 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 with early adoption permitted. The Company will adopt ASC 606 for interim and annual periods beginning January 1, 2018 using the modified retrospective method.

The Company has evaluated the potential impacts of ASC 606 by gaining an understanding of the new standard, inventorying its revenue streams, analyzing and mapping contract features to revenue streams and considering the enhancement of disclosures related to revenue. Based on its evaluation, the Company has concluded that it will have similar performance obligations under ASC 606 as compared with deliverables and separate units of accounting identified under ASC 605. Adoption of ASC 606 will impact the presentation of vehicle inventory returns on its consolidated balance sheets by decreasing vehicle inventory and increasing other current assets by an immaterial amount. Based on its evaluation and the manner in which the Company recognizes revenue, the Company has concluded that the adoption of ASC 606 will not have a material impact on the amount or timing of its revenue recognition.

In June 2016, the FASB issued ASU 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and earlier adoption is permitted beginning in the first quarter of fiscal 2019. The Company is currently evaluating the impact on its consolidated financial statements, and plans to adopt this ASU for its fiscal year beginning January 1, 2020. Finance receivables originated in connection with the Company’s vehicle sales are held for sale and are sold to third parties and related parties. As a result, the Company does not presently hold any finance receivables until maturity and does not expect adoption of ASU 2016-13 to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Receipts and Payments (“ASU 2016-15”), which provides additional clarity on the classification of specific events on the statement of cash flows including debt prepayment and extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from settlement of insurance claims, distributions received from equity method investees and beneficial interests in securitization transactions. The update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company will adopt this ASU for its fiscal year beginning January 1, 2018. ASU 2016-15 requires retrospective application to all periods presented, unless retrospective application would be impracticable, in which case prospective application is permissible. The Company does not expect the adoption of ASU 2016-15 to have a material effect on its consolidated statements of cash flows.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows — Restricted Cash (“ASU 2016-18”), which requires the statement of cash flows to include restricted cash with its cash and cash equivalents balance and a reconciliation between all cash items on the balance sheet and the balance per the statement of cash flows. In addition, changes in restricted cash related to transfers between cash and cash equivalents and restricted cash will not be presented as cash flow activities in the statement of cash flows. ASU 2016-18 requires retrospective application and is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company will adopt this ASU for its fiscal year beginning January 1, 2018. The effect of the adoption of these updates will be to include restricted cash in the beginning and end of period balances of cash presented on the Company’s consolidated statement of cash flows. The change in restricted cash is currently included in investing activities in the consolidated statements of cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) related to the accounting for leases. This ASU introduces a lessee model that requires recording a right-of-use asset and lease obligation on the balance sheet for all leases, whether operating or financing. Expense recognition on the income statement remains similar to current lease accounting guidance. The ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. The Company plans to adopt this ASU for its fiscal year beginning January 1, 2019. The adoption of this ASU will require the recognition of a right-of-use asset and a lease obligation for the Company’s leases (see Note 13 — Commitments and Contingencies). The Company is currently evaluating the impact this standard will have on its consolidated financial statements and is unable to quantify the impact at this time, however, the expectation is that it may have a material effect on the balance sheets as a result of recognizing the new right-of-use assets and lease obligations for existing operating leases.

NOTE 3 — PROPERTY AND EQUIPMENT, NET

The following table summarizes property and equipment, net as of December 31, 2017 and 2016 (in thousands):

	December 31,
	2017	2016
Land and site improvements	$11,656	$9,355
Buildings and improvements	60,804	14,750
Transportation fleet	39,153	16,520
Software	21,009	10,065
Furniture, fixtures and equipment	12,239	3,704

Total property and equipment excluding construction in progress	144,861	54,394
Less: accumulated depreciation and amortization	(20,453)	(9,752)

Property and equipment excluding construction in progress, net	124,408	44,642
Construction in progress	24,273	15,950

Property and equipment, net	$148,681	$60,592

Depreciation and amortization expense was approximately $11.6 million, $4.7 million and $2.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. These amounts primarily relate to assets associated with selling, general and administrative activities and are included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations.

The Company capitalized internal use software costs totaling approximately $11.5 million, $4.4 million and $2.7 million during the years ended December 31, 2017, 2016 and 2015, respectively,

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which is included in software and construction in progress in the table above. The Company capitalized approximately $7.9 million, $3.7 million and $2.1 million during the years ended December 31, 2017, 2016 and 2015, respectively, of payroll and payroll-related costs for employees who are directly associated with and who devote time to the development of software products for internal use.

The Company capitalizes interest in connection with various construction projects to build, upgrade or remodel certain of its facilities. During the years ended December 31, 2017, 2016 and 2015, the Company incurred total interest costs of approximately $8.6 million, $3.6 million and $1.4 million, respectively, of which approximately $0.9 million, $0.0 million and $0.0 million, respectively, were capitalized.

NOTE 4 — ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

The following table summarizes accounts payable and other accrued liabilities as of December 31, 2017 and 2016 (in thousands):

	December 31,
	2017	2016
Accounts payable	$10,546	$6,208
Sales taxes and vehicle licenses and fees	9,034	4,265
Accrued property and equipment	8,325	3,045
Accrued compensation and benefits	5,054	3,398
Accrued advertising costs	4,265	1,281
Accrued inventory costs	1,386	3,480
Other accrued liabilities	11,696	6,487

Total accounts payable and other accrued liabilities	$50,306	$28,164

NOTE 5 — RELATED PARTY TRANSACTIONS

Shared Services Agreement with DriveTime

In November 2014, the Company and DriveTime entered into a shared services agreement whereby DriveTime provided certain accounting and tax, legal and compliance, information technology, telecommunications, benefits, insurance, real estate, equipment, corporate communications, software and production and other services to facilitate the transition of these services to the Company on a standalone basis (the “Shared Services Agreement”). The Shared Services Agreement was most recently amended and restated in April 2017 and operates on a year-to-year basis after February 2019, with the Company having the right to terminate any or all services with 30 days’ prior written notice and DriveTime having the right terminate certain services effective December 2017 and other services effective July 2018, in each case with 90 days’ prior written notice. DriveTime provides the Company with certain benefits, telecommunications and information technology services under the amended agreement. Charges allocated to the Company are based on the Company’s actual use of the specific services detailed in the Shared Services Agreement. Total expenses related to the shared services agreement were approximately $0.1 million, $0.7 million and $1.0 million for the years ended December 31, 2017, 2016 and 2015, respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Aircraft Time Sharing Agreement

The Company entered into an agreement to share usage of two aircraft operated by Verde Investments, Inc., an affiliate of DriveTime, (“Verde”) on October 22, 2015, and the agreement was

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsequently amended on May 15, 2017. Pursuant to the agreement, the Company agreed to reimburse Verde for actual expenses for each of its flights. The original agreement was for 12 months, with perpetual 12-month automatic renewals. Either the Company or Verde can terminate the agreement with 30 days’ prior written notice. The Company reimbursed Verde approximately $0.4 million, $0.6 million and $0.1 million under this agreement during the years ended December 31, 2017, 2016 and 2015, respectively.

Lease Agreements

In November 2014, the Company and DriveTime entered into a lease agreement that governs the Company’s access to and utilization of temporary storage, reconditioning, offices and parking space at various DriveTime inspection and reconditioning centers (“IRCs”) and retail facilities (the “DriveTime Lease Agreement”). The DriveTime Lease Agreement was most recently amended in March 2018. Lease duration varies by location with the initial terms expiring between 2018 and 2024. Most of the retail facilities have two-year terms and the Company is entitled to exercise up to two consecutive one-year renewal options at up to ten of these locations. The DriveTime Lease Agreement provides that the Company may take over DriveTime’s leases for the IRCs that the Company uses in their entirety on July 31, 2018, subject to the Company obtaining releases of DriveTime’s liability under the applicable leases and purchasing DriveTime’s tenant improvements and furniture, fixtures and equipment at the net book value of such assets.

Under the DriveTime Lease Agreement, the Company pays a monthly rental fee related to its pro rata utilization of space at each facility plus a pro rata share of each facility’s actual insurance costs and real estate taxes. The Company is additionally responsible for paying for any tenant improvements it requires to conduct its operations and its share of estimated costs incurred by DriveTime related to preparing these sites for use. As it relates to locations where the Company reconditions vehicles, the Company’s share of facility and shared reconditioning supplies expenses are calculated monthly by multiplying the actual costs for operating the inspection centers by the Company’s pro rata share of total reconditioned vehicles and parking spaces at such inspection centers in a given month. Management has determined that the costs allocated to the Company are based on a reasonable methodology.

Separate from the DriveTime Lease Agreement, in December 2016, the Company entered into a lease agreement related to a vehicle inspection and reconditioning center in Tolleson, Arizona, with Verde, with an initial term of approximately 15 years. The lease agreement requires monthly rental payments and can be extended for four additional five-year periods. In February 2017, the Company also entered into a lease with DriveTime for sole occupancy of a fully-operational inspection and reconditioning center in Winder, Georgia, where the Company previously maintained partial occupancy. The lease has an initial term of eight years, subject to the Company’s ability to exercise three renewal options of five years each. The base rent for both of these leases will be subject to increases each year beginning January 1, 2018.

Expenses related to these lease agreements are allocated based on usage to inventory and selling, general and administrative expenses in the accompanying consolidated balance sheets and statements of operations. Costs allocated to inventory are recognized as cost of sales when the inventory is sold. During the year ended December 31, 2017, total costs related to these lease agreements were approximately $7.2 million with approximately $2.8 million and $4.4 million allocated to inventory and selling, general and administrative expenses, respectively. During the year ended December 31, 2016, total costs related to these lease agreements were approximately $2.8 million with approximately $1.9 million and $0.9 million allocated to inventory and selling, general and administrative expenses, respectively. During the year ended December 31, 2015, total costs related to these lease agreements were approximately $0.8 million with approximately $0.5 million and $0.3 million allocated to inventory and selling, general and administrative expenses, respectively.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Corporate Office Leases

The Company paid a monthly rental fee for its use of space at DriveTime’s corporate headquarters through December 2015, at which time this agreement terminated. The monthly rental fees for this space for the year ended December 31, 2015 was approximately $0.3 million. In November 2015, the Company entered into a lease agreement with Verde for its then corporate headquarters. The rent expense incurred related to this lease for the years ended December 31, 2016 and 2015 was approximately $0.9 million and $0.1 million, respectively. In December 2016, Verde sold the building and assigned the lease to a third party, which the Company continued leasing through June 2017.

During the first quarter of 2017, the Company subleased additional office space at DriveTime’s corporate headquarters in Tempe, Arizona. Pursuant to this arrangement, the Company incurred rent of approximately $0.1 million during the year ended December 31, 2017. This arrangement terminated in March 2017.

As discussed in Note 13 — Commitments and Contingencies, in September 2016, the Company entered into a lease with a third party for the second floor of its corporate headquarters in Tempe, Arizona. DriveTime guarantees up to $0.5 million of the Company’s rent payments under that lease through September 2019. In connection with that lease, the Company entered into a sublease with DriveTime for the use of the first floor of the same building. Pursuant to this sublease, which has a term of 83 months and is co-terminus with DriveTime’s master lease, subject to the right to exercise three five-year extension options, the Company will pay DriveTime rent equal to the amounts due under DriveTime’s master lease. During the years ended December 31, 2017 and 2016, the rent expense incurred related to this first floor sublease was approximately $0.7 million and $0.0 million, respectively.

Vehicle Inventory Purchases

Through September 2016, the Company selected vehicle inventory and used DriveTime’s auction numbers to facilitate purchases under a non-interest bearing agreement requiring periodic repayments. Vehicles purchased under this agreement were acquired by the Company at DriveTime’s cost of the vehicles purchased with no markup. Beginning October 1, 2016, the Company began purchasing its vehicle inventory independently and making the payments itself through its vehicle inventory financing and security agreement. See Note 7 — Debt Instruments for further information.

Vehicle Inventory Transfer to DriveTime

During the year ended December 31, 2016, the Company transferred used vehicle inventory with a carrying value of approximately $4.9 million to DriveTime to dispose of used vehicle inventory that no longer met the Company’s inventory specifications. The Company recorded a loss of approximately $0.8 million related to this disposal, which is included in cost of sales on the accompanying consolidated statement of operations.

Repurchase of Finance Receivables from DriveTime

On January 20, 2016, the Company repurchased approximately $72.4 million of finance receivables from DriveTime related to loans the Company originated and previously sold under the terms of the DriveTime receivable purchase agreement (the “DriveTime Receivable Purchase Agreement”) discussed below for a price of approximately $74.6 million. Such receivables were immediately sold by the Company to third party purchasers under the transfer and note purchase and security agreements for the same price of approximately $74.6 million.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DriveTime Receivable Purchase Agreement

In June 2014, the Company entered into the DriveTime Receivable Purchase Agreement pursuant to which the Company may sell to DriveTime and DriveTime may purchase from the Company finance receivables that the Company originates in conjunction with the sale of vehicles. During the year ended December 31, 2016, DriveTime purchased a portion of the finance receivables the Company originated representing approximately $11.5 million of gross outstanding principal balance, resulting in a gain on loan sale from related party of approximately $0.3 million. The Company did not sell any finance receivables under this agreement during 2017 and DriveTime is not obligated to make any additional purchases under the agreement.

Master Dealer Agreement

In December 2016, the Company entered into a master dealer agreement with DriveTime, pursuant to which the Company may sell certain ancillary products, including vehicle service contracts (“VSCs”), to customers purchasing a vehicle from the Company. The Company earns a commission on each VSC sold to its customers and DriveTime is obligated by and subsequently administers the VSCs. The Company collects the retail purchase price of the VSCs from its customers and remits the net fee to DriveTime on a periodic basis. During the years ended December 31, 2017 and 2016, the Company recognized approximately $8.9 million and $0.2 million, respectively, of commissions earned on VSCs sold to its customers and administered by DriveTime. The commission earned on the sale of these VSCs is included in other sales and revenues in the accompanying consolidated statements of operations.

Servicing and Administrative Fees

DriveTime provides administrative services associated with the Company’s finance receivables and GAP waiver coverage. The Company incurred expense of approximately $0.3 million, $0.0 million and $0.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Credit Facility with Verde

On February 27, 2017, the Company entered into a credit facility with Verde for an amount up to $50.0 million (the “Verde Credit Facility”). Amounts outstanding accrued interest at a rate of 12.0% per annum and were scheduled to mature in August 2018. Upon execution of the agreement, the Company paid Verde a commitment fee of $1.0 million. In connection with the IPO completed on May 3, 2017, the Company repaid the outstanding principal balance of $35.0 million and accrued interest of approximately $0.4 million in full and the Verde Credit Facility agreement terminated.

Loan from Ernest Garcia, II

On March 31, 2016, the Company entered into a loan and security agreement with Ernest Garcia, II (“Mr. Garcia”) of $10.0 million. The loan bore interest at an annual rate of 4.0% and had a maturity date of May 1, 2016, at which time all unpaid principal and accrued interest were payable to Mr. Garcia. On April 1, 2016, the Company received the proceeds from the loan and on April 28, 2016, the Company repaid the principal and accrued interest, thereby terminating the loan.

Investments with DriveTime

On July 21, 2015, the Company issued a $50.0 million note payable to DriveTime. The note payable accrued interest at one-month LIBOR plus 7.816% and was scheduled to mature on September 21, 2015. The proceeds from the note payable were used, in part, to fund an approximately $33.5 million dividend to

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A Unit holders on July 27, 2015. Certain of the Class A Unit holders used the proceeds from the dividend to make an approximately $33.5 million capital contribution to DriveTime in order to release the Company from its guarantees on the obligations under DriveTime’s outstanding senior secured notes. On July 27, 2015, the Company also issued a stock dividend of approximately 1.5 million Class A Units to Class A Unit holders on a pro rata basis in satisfaction, together with the approximately $33.5 million cash dividend, of such Class A Unit holders’ remaining $40.0 million preference. Satisfaction of the Class A Unit holders’ preference was necessary in order to facilitate the Company’s sale of Class C redeemable preferred units (the “Class C Redeemable Preferred Units”) on July 27, 2015. The issuance of the Class A Unit dividend increased the number of Class A Units authorized and outstanding and did not impact the Company’s members’ equity (deficit). On July 27, 2015, the Company issued approximately 11.8 million Class A Units to DriveTime in exchange for the cancellation of the $50.0 million note payable to DriveTime plus accrued interest.

IP License Agreement

In February 2017, the Company entered into a license agreement that governs the rights of certain intellectual property owned by the Company and the rights of certain intellectual property owned by DriveTime. The license agreement generally provides that each party grants to the other certain limited exclusive (other than with respect to the licensor party and its affiliates) and non-exclusive licenses to use certain of its intellectual property and each party agrees to certain covenants not to sue the other party, its affiliates and certain of its service providers in connection with various patent claims. The exclusive license to DriveTime is limited to the business that is primarily of subprime used car sales to retail customers. However, upon a change of control of either party, both parties’ license rights as to certain future improvements to licensed intellectual property and all limited exclusivity rights are terminated. The agreement does not provide a license to any of the Company’s patents, trademarks, logos, customers’ personally identifiable information or any intellectual property related to the Company’s vending machine, automated vehicle photography or certain other elements of the Company’s brand.

Accounts Payable Due to Related Party

Amounts payable to DriveTime and Verde under the agreements explained above, as well as invoices DriveTime initially paid on behalf of the Company for vehicle reconditioning costs and general and administrative expenses, are included in accounts payable to related party in the accompanying consolidated balance sheets. As of December 31, 2017 and December 31, 2016, approximately $1.8 million and $1.9 million, respectively, was due to related parties primarily related to lease agreements, shared service fees, net VSC fees collected from customers and repayments to DriveTime for invoices paid on behalf of the Company.

NOTE 6 — FINANCE RECEIVABLE SALE AGREEMENTS

Transfer Agreements and Note Purchase and Security Agreements

In January 2016, the Company entered into transfer agreements pursuant to which it sold finance receivables meeting certain underwriting criteria to certain third party purchasers who engage DriveTime as servicer of such receivables. Pursuant to certain note purchase and security agreements, entered into in connection with the transfer agreements, such third party purchasers of receivables issued notes to certain parties, including Delaware Life Insurance Company (“Delaware Life”), in which Mark Walter has a substantial ownership interest. Mark Walter also indirectly controls CVAN Holdings, LLC, an Existing LLC Unitholder, and has non-controlling ownership interests in the other note purchasers under the note purchase and security agreements. Pursuant to the note purchase and security agreements, Delaware Life

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

advanced $63.0 million through December 31, 2016 to the trusts that purchased the Company’s automotive finance receivables. Under this agreement through December 31, 2016, the Company had sold all $230.0 million of finance receivables, including approximately $72.4 million of finance receivables repurchased from DriveTime. On February 27, 2017, Delaware Life sold its interest in the notes under the note purchase and security agreements to an unrelated third party, but remains the administrative agent and paying agent for the note purchasers. The Company recognized gain on loan sales of approximately $6.6 million during the year ended December 31, 2016, which is included in other sales and revenues in the accompanying consolidated statements of operations. As of December 31, 2017, there was no unused capacity under the note purchase and security agreements.

Master Purchase and Sale Agreement and Master Transfer Agreement

In December 2016, the Company entered into a master purchase and sale agreement (the “Purchase and Sale Agreement”) and a master transfer agreement (the “2016 Master Transfer Agreement”) pursuant to which it sells finance receivables meeting certain underwriting criteria to certain third party purchasers, including Ally Bank and Ally Financial (the “Ally Parties”). Through November 2017 under the Purchase and Sale Agreement and the 2016 Master Transfer Agreement, the Company could sell up to an aggregate of $375.0 million, and $292.2 million, respectively, in principal balances of finance receivables subject to adjustment as described in the respective agreements. On November 3, 2017, the Company amended its Purchase and Sale Agreement to increase the aggregate amount of principal balances of finance receivables it can sell from $375.0 million to $1.5 billion. Also on November 3, 2017, the Company terminated the remaining capacity under the 2016 Master Transfer Agreement and replaced this facility by entering into a new master transfer agreement (the “2017 Master Transfer Agreement”) with a third party under which the third party has committed to purchase up to an aggregate of $357.1 million in principal balances of finance receivables.

During the year ended December 31, 2017, the Company sold approximately $343.6 million in principal balances of finance receivables under the Purchase and Sale Agreement, and an aggregate of approximately $163.7 million in principal balances of finance receivables under both master transfer agreements. As of December 31, 2017, there was approximately $1.2 billion and $324.9 million of unused capacity under the Purchase and Sale Agreement and the 2017 Master Transfer Agreement, respectively.

The total gain on loan sales related to finance receivables sold to third parties under these agreements during the years ended December 31, 2017 and 2016, was approximately $21.7 million and $0.6 million, respectively, which is included in other sales and revenues in the accompanying consolidated statements of operations.

NOTE 7 — DEBT INSTRUMENTS

Debt instruments as of December 31, 2017 and 2016 consisted of the following (in thousands):

	December 31,
	2017	2016
Floor Plan Facility	$248,792	$165,313
Notes payable	26,641	5,461
Finance leases	27,264	—

Total debt	302,697	170,774
Less: current portion	(253,923)	(166,370)
Less: debt issuance costs(1)	(305)	—

Long-term debt, net	$48,469	$4,404

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	The debt issuance costs related to notes payable and finance leases are presented as a reduction of the carrying amount of the liabilities. Debt issuance costs related to revolving debt arrangements are presented within other current assets and other assets on the accompanying consolidated balance sheets.

Floor Plan Facility

The Company has a floor plan facility with a third party to finance its used vehicle inventory, which is secured by substantially all of its assets, other than the Company’s interests in real property (the “Floor Plan Facility”). The Company most recently amended the Floor Plan Facility in August 2017 to, among other things, extend the maturity date to December 31, 2018, and increase the available credit to $275.0 million through December 31, 2017 and to $350.0 million from January 1, 2018 through December 31, 2018. The Company is required to make monthly interest payments on borrowings under the Floor Plan Facility at a rate per annum equal to one-month LIBOR plus 3.65%, effective August 1, 2017. The Floor Plan Facility requires that at least 5% of the total principal amount owed to the lender is held as restricted cash.

Repayment in an amount equal to the amount of the advance or loan must be made within five business days of selling or otherwise disposing of the underlying vehicle inventory, unless customers financed the purchase by originating an automotive finance receivable. For used vehicle sales involving financing originated by the Company and sold under either the Purchase and Sale Agreement or the 2017 Master Transfer Agreement as mentioned in Note 6 — Finance Receivable Sale Agreements, the lender has extended repayment to the earlier of fifteen business days after the sale of the used vehicle or one business day following the sale of the related finance receivable. In November 2017, the Company also entered into a letter agreement to extend repayment of amounts due under the Floor Plan Facility for used vehicle sales involving financing that are not sold under either the Purchase and Sale Agreement or the 2017 Master Transfer Agreement. With respect to such vehicles, the lender agreed to extend repayment of the advance or the loan for such vehicles to the earlier of fifteen business days after the sale of the vehicle or two business days following the sale or funding of the related finance receivable. Outstanding balances related to vehicles held in inventory for more than 180 days require monthly principal payments equal to 10% of the original principal amount of that vehicle until the remaining outstanding balance is the lesser of i) 50% of the original principal amount or ii) 50% of the wholesale value. Prepayments may be made without incurring a premium or penalty. Additionally, the Company is permitted to make prepayments to the lender to be held as principal payments under the Floor Plan Facility and subsequently reborrow such amounts.

As of December 31, 2017, the interest rate on the Floor Plan Facility was approximately 5.21%, the Company had an outstanding balance under this facility of approximately $248.8 million, borrowing capacity available of approximately $26.2 million and held approximately $12.4 million in restricted cash related to this facility. As of December 31, 2016, the interest rate on the Floor Plan Facility was 4.57%, the Company had an outstanding balance of approximately $165.3 million and held approximately $8.4 million in restricted cash related to this facility.

Long-Term Debt

Notes Payable

From time to time, the Company enters into promissory note agreements to finance certain equipment for its transportation fleet and building improvements. The assets financed with the proceeds from these notes serve as the collateral for each note and certain security agreements related to these assets have cross collateralization and cross default provisions with respect to one another. Each note has a fixed annual interest rate, a two- to five-year term and requires monthly payments. As of December 31, 2017, the outstanding principal of these notes had a weighted-average interest rate of 5.7% and totaled approximately

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$26.6 million, of which approximately $5.1 million is due within the next twelve months and is included as current portion of long-term debt in the accompanying consolidated balance sheets.

The following table summarizes the future minimum principal payments due in each period under the terms of the note payable agreements as of December 31, 2017 (in thousands):

Notes Payable
2018	$5,131
2019	6,269
2020	5,761
2021	5,720
2022	3,726
Thereafter	34

Total	$26,641

Finance Leases

Beginning in 2017, the Company has financed certain purchases and construction of its property and equipment through various sale and leaseback transactions. As of December 31, 2017, none of these transactions have qualified for sale accounting due to forms of continuing involvement, such as repurchase options or renewal periods that extend the lease for substantially all of the asset’s remaining useful life, and are therefore accounted for as financing transactions. These arrangements require monthly payments and have initial terms that, if not repurchased prior, expire in fifteen to twenty years. Some of the agreements are subject to renewal options of up to twenty years and some are subject to base rent increases throughout the term. As of December 31, 2017, the outstanding liability associated with these sale and leaseback arrangements, net of debt issuance costs, is approximately $27.0 million and is included in long-term debt in the accompanying consolidated balance sheet.

In November 2017, the Company entered into a master sale-leaseback agreement (the “MSLA”) pursuant to which it may sell and lease back certain of its properties and construction improvements. A portion of the Company’s finance leases described above are through the MSLA. A portion of the fixed rental payments set forth in the respective lease agreements are payable annually beginning in November 2019. Under the MSLA, at any time the Company may elect to, and beginning in November 2019, the purchaser has the right to, demand that the Company repurchase one or more of the properties sold and leased back pursuant to the MSLA for an amount equal to the repurchase price. Repurchase prices are defined in each of the applicable leases and are generally the original purchase prices plus any accrued and unpaid rent. As of December 31, 2017, the repurchase prices for all properties under the MSLA totaled approximately $19.2 million. Under the MSLA, the total sales price of properties the Company has sold and is leasing back at any point in time is limited to $75.0 million. As of December 31, 2017, the Company may sell and lease back an additional approximately $55.8 million of its property and equipment under the MSLA.

NOTE 8 — STOCKHOLDERS’ EQUITY

Organizational Transactions

Immediately prior to the IPO, Carvana Co. amended and restated its certificate of incorporation to, among other things authorize (i) 50.0 million shares of Preferred Stock, par value $0.01 per share, (ii) 500.0 million shares of Class A common stock, par value $0.001 per share, and (iii) 125.0 million shares of Class B common stock, par value $0.001 per share. On December 5, 2017, Carvana Co. amended and

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

restated its certificate of incorporation to authorize 100,000 shares of Convertible Preferred Stock, with an initial stated value of $1,000 per share and a par value of $0.01 per share. Each share of Class A common stock generally entitles its holder to one vote on all matters to be voted on by stockholders. Each share of Class B common stock held by the Garcia Parties generally entitles its holder to ten votes on all matters to be voted on by stockholders, for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Carvana Co.’s Class A common stock determined on an as-exchanged basis assuming that all of the Class A Units and Class B common stock were exchanged for Class A common stock. All other shares of Class B common stock generally entitle their holders to one vote per share on all matters to be voted on by stockholders. Holders of Class B common stock are not entitled to receive dividends and would not be entitled to receive any distributions upon the liquidation, dissolution or winding down of the Company. Holders of Class A and Class B common stock vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by applicable law.

As described in Note 1 — Business Organization, Carvana Group amended and restated its LLC Agreement to, among other things, provide for two classes of common ownership interests in Carvana Group. Carvana Group’s two remaining classes of membership interests are Class A Units and Class B Units. Carvana Co. is required to, at all times, maintain (i) a four-to-five ratio between the number of shares of Class A common stock issued by Carvana Co. and the number of Class A Units owned by Carvana Co. (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities and subject to adjustment as set forth in the exchange agreement (the “Exchange Agreement”) further discussed below, and taking into account Carvana Sub’s 0.1% ownership interest in Carvana, LLC) and (ii) a four-to-five ratio between the number of shares of Class B common stock owned by the Existing LLC Unitholders and the number of Class A Units owned by the Existing LLC Unitholders. The Company may issue shares of Class B common stock only to the extent necessary to maintain these ratios. Shares of Class B common stock are transferable only together with an equal number of LLC Units if Carvana Co., at the election of an Existing LLC Unitholder, exchanges LLC Units for shares of Class A common stock.

As part of the Organizational Transactions, Carvana Co. issued approximately 117.2 million shares of Class B common stock to holders of Class A Units on a four-to-five basis with the number of Class A Units they owned.

As of December 31, 2017, there were approximately 165.8 million and 6.0 million Class A Units and Class B Units (as adjusted for the participation thresholds), respectively, issued and outstanding. As discussed in Note 10 — Equity-Based Compensation, Class B Units were issued under the Company’s LLC Equity Incentive Plan through the completion of the IPO (the “LLC Equity Incentive Plan”) and are subject to a participation threshold and are earned over the requisite service period.

Initial Public Offering

As described in Note 1 — Business Organization, on May 3, 2017, Carvana Co. completed its IPO of 15.0 million shares of Class A common stock at a public offering price of $15.00 per share. Carvana Co. received approximately $205.8 million in proceeds, net of underwriting discounts and commissions and offering expenses. Carvana Co. used the proceeds to purchase approximately 18.8 million newly-issued membership interests of Carvana Group at a price per unit equal to 0.8 times the initial public offering price less underwriting discounts and commissions. In connection with the IPO, Carvana Co. transferred approximately 0.2 million Class A Units to Ernest Garcia, II in exchange for his 0.1% ownership interest in Carvana, LLC, a majority-owned subsidiary of Carvana Group. After the transfer Carvana Co. owned approximately 18.6 million Class A Units.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company incurred approximately $4.9 million of legal, accounting, printing and other professional fees directly related to the IPO, including $1.3 million incurred during 2016, of which $0.4 million were paid during 2016. Upon completion of the IPO, the total costs incurred for the IPO were charged against additional paid-in capital.

Exchange Agreement

Carvana Co. and the Existing LLC Unitholders entered into an Exchange Agreement under which each Existing LLC Unitholder (and certain permitted transferees thereof) can receive shares of the Company’s Class A common stock in exchange for their LLC Units on a four-to-five conversion ratio, or cash at the option of the Company, subject to conversion ratio adjustments for stock splits, stock dividends, reclassifications and similar transactions and subject to vesting and the respective participation threshold for Class B Units. To the extent such owners also hold Class B common stock, they will be required to deliver to Carvana Co. a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged for. Any shares of Class B common stock so delivered will be canceled. The number of exchangeable Class B Units is determined based on the value of Carvana Co.’s Class A common stock and the applicable participation threshold.

During the year ended December 31, 2017, certain Existing LLC Unitholders exchanged 3.3 million LLC Units and 2.6 million shares of Class B common stock for 2.6 million newly-issued shares of Class A common stock. Simultaneously, and in connection with these exchanges, Carvana Co. received 3.3 million LLC Units, increasing its total ownership interest in Carvana Group, and canceled the exchanged shares of Class B common stock.

Subsequent to December 31, 2017, certain Existing LLC Unitholders exchanged 1.7 million LLC Units and 1.3 million shares of Class B common stock for 1.3 million newly-issued shares of Class A common stock. Simultaneously, and in connection with these exchanges, Carvana Co. received 1.7 million LLC Units, increasing its total ownership interest in Carvana Group, and canceled the exchanged shares of Class B common stock.

Class C Redeemable Preferred Units

On July 27, 2015, the Company authorized the issuance of and sold approximately 14.1 million Class C Redeemable Preferred Units to CVAN Holdings, LLC, for approximately $65.0 million. On April 27, 2016, the Company authorized the issuance of and sold approximately 18.3 million Class C Redeemable Preferred Units for approximately $100.0 million to Mr. Garcia. On July 12, 2016, the Company authorized the issuance of and sold approximately 8.6 million Class C Redeemable Preferred Units to CVAN Holdings, LLC, and approximately 1.7 million Class C Redeemable Preferred Units to GV Auto I, LLC for approximately $50.0 million and $9.7 million, respectively. On December 9, 2016, the Company authorized the issuance of and sold approximately 0.5 million Class C Redeemable Preferred Units to the Fidel Family Trust for approximately $2.7 million. The Company recorded the issuance and sale of Class C Redeemable Preferred Units at fair value, net of issuance costs.

In accordance with the Company’s Operating Agreement, the Class C Redeemable Preferred Units accrued a return (the “Class C Return”) at a coupon rate of 12.5% compounding annually on the aggregate amount of capital contributions made with respect to the Class C Redeemable Preferred Units.

On May 3, 2017, the Company closed its IPO at a price such that the Company is no longer liable for the accrued Class C Return, and the outstanding Class C Redeemable Preferred Units converted to Class A Units on a one-to-one basis. As of December 31, 2017, all Class C Redeemable Preferred Units had converted to Class A Units and the related balance became a component of permanent equity on the accompanying consolidated balance sheet.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Preferred Stock

On December 5, 2017, Carvana Co. sold 100,000 shares of Convertible Preferred Stock for a purchase price of $100.0 million and net proceeds of approximately $98.5 million, which it used to purchase 100,000 Convertible Preferred Units of Carvana Group at a price per unit equal to the initial stated value of the Convertible Preferred Stock less issuance costs. The Convertible Preferred Stock has a par value of $0.01 per share and a liquidation value of $1,000 per share.

At the holder’s request beginning on January 29, 2018, any or all shares of the Convertible Preferred Stock are convertible into shares of Class A common stock at an initial conversion rate of 50.78 shares of Class A common stock per share of Convertible Preferred Stock. On or after December 5, 2018, the Company will have the option to cause all Convertible Preferred Shares to be converted into shares of Class A common stock or cash, at the Company’s election, if the 10-day volume-weighted average price equals or exceeds 150% of the conversion price as set forth in the agreement. In the event Carvana Co. issues any shares of Class A common stock upon conversion of any shares of Convertible Preferred Stock or in connection with any Class A Preferred Stock Change of Control Repurchase, a corresponding number of Convertible Preferred Units shall be cancelled and cease to be outstanding, and Carvana Group will issue Class A Units to Carvana Co. on a four-to-five ratio between the number of shares of Class A common stock issued by Carvana Co. to the holders of the Convertible Preferred Stock and the number of Class A Units issued.

The initial conversion price was $19.6945, which was calculated based on a 20.0% premium to the volume weighted average price for Class A common stock during the 5 trading days immediately preceding December 4, 2017. As a result of the increase in the share price following announcement of the transaction, the share price of Class A common stock exceeded the conversion price on the commitment date and resulted in a beneficial conversion feature (“BCF”) of approximately $2.6 million. The BCF was originally recorded as a reduction of the Convertible Preferred Stock with an offset to additional paid-in capital. The BCF accretes as a deemed dividend through January 29, 2018, the first available conversion date, increasing the carrying value of the Convertible Preferred Stock with an offsetting charge to additional paid-in capital. During the year ended December 31, 2017, the Company recorded approximately $1.2 million in accretion related to the BCF. The carrying value of the Convertible Preferred Stock was approximately $97.1 million as of December 31, 2017.

Upon a change of control, as defined in the agreement, each holder of Convertible Preferred Stock has the option to require the Company (or its successor) to purchase, any or all of its Convertible Preferred Stock at a purchase price per share, payable at the Company’s option in any combination of cash or shares of Class A common stock, of 101% of the liquidation preference, plus all accumulated dividends.

Holders of the Convertible Preferred Stock have no voting rights. The Convertible Preferred Stock ranks senior, as to payment of dividends and distributions of assets upon the liquidation, dissolution or winding up of Company, to the Company’s common stock and any shares of capital stock of the Company not expressly ranking senior to or pari passu with the Convertible Preferred Stock, and junior to all shares of capital stock of the Company issued in the future, if the terms of which expressly provide that such shares will rank senior to the Convertible Preferred Stock.

The Convertible Preferred Stock accrues dividends at 5.50% of the liquidation preference of $1,000 per share. The dividends are payable in cash quarterly commencing March 15, 2018 so long as the Company has funds legally available and the Board declares a cash dividend payable. The Company may not declare dividends on shares of its common stock or purchase or redeem shares of its common stock, unless all accumulated and unpaid dividends on the Convertible Preferred Stock have been paid in full or a sum for such amounts has been set aside for payment. As the Company declares and pays dividends on the

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Preferred Stock, Carvana Group will make distributions to Carvana Co. in respect of the Convertible Preferred Units in an amount equal to the related Convertible Preferred Stock dividend amount and any corresponding tax payments.

NOTE 9 — NON-CONTROLLING INTERESTS

As discussed in Note 1 — Business Organization, Carvana Co. consolidates the financial results of Carvana Group and reports a non-controlling interest related to the portion of Carvana Group owned by the Existing LLC Unitholders. Changes in the ownership interest in Carvana Group while Carvana Co. retains its controlling interest will be accounted for as equity transactions. Exchanges of LLC Units result in a change in ownership and reduce the amount recorded as non-controlling interests and increase additional paid-in capital.

Upon the exercise of options issued by Carvana Co., or the issuance of other types of equity compensation by Carvana Co. such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock, Carvana Group is required to issue to Carvana Co. a number of Class A Units equal to 1.25 times the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation, subject to adjustment for stock splits, stock dividends, reclassifications and similar transactions. Activity related to the Company’s equity compensation plans may result in a change in ownership which will impact the amount recorded as non-controlling interest and additional paid-in capital.

The non-controlling interest related to the Class B Units is determined based on the respective participation thresholds and the share price of Class A common stock on an as-converted basis. To the extent that the number of as-converted Class B Units changes or Class B Units are forfeited, the resulting difference in ownership will be accounted for as equity transactions adjusting the non-controlling interest and additional paid-in capital.

During the year ended December 31, 2017, the total adjustments related to exchanges of LLC Units was a decrease in non-controlling interests and a corresponding increase in additional paid-in capital of approximately $3.6 million, which has been included in exchanges of LLC Units in the accompanying consolidated statement of stockholders’ equity. During the year ended December 31, 2017, the total adjustments related to equity compensation plan activity, changes in the number of as-converted Class B Units and forfeitures of Class B Units, was a decrease in non-controlling interests and a corresponding increase in additional paid-in capital of approximately $0.3 million, which has been included in adjustments to non-controlling interests in the accompanying consolidated statement of stockholders’ equity.

As of December 31, 2017, Carvana Co. owned approximately 12.9% of Carvana Group with the Existing LLC Unitholders owning the remaining 87.1%. The net loss attributable to the non-controlling interests on the accompanying consolidated statement of operations represents the portion of the net loss attributable to the economic interest in Carvana Group held by the non-controlling Existing LLC Unitholders calculated based on the weighted average non-controlling interests’ ownership during the periods presented.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the effects of changes in ownership in Carvana Group on the Company’s equity during the year ended December 31, 2017 (in thousands):

Transfers (to) from non-controlling interests:
Decrease in additional paid-in capital as a result of the Organizational Transactions	$(174,144)
Increase in additional paid-in capital as a result of exchanges of LLC Units	3,631
Increase in additional paid-in capital as a result of adjustments to the non-controlling interests	340

Total transfers to non-controlling interests	$(170,173)

NOTE 10 — EQUITY-BASED COMPENSATION

Equity-based compensation expense is recognized based on amortizing the grant-date fair value of equity awards, less actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The grant-date fair value of equity awards granted after the IPO is based on the closing price of Class A common stock on the date of grant. As of December 31, 2017, all outstanding equity-based awards have service-based vesting conditions and are classified as equity awards. Equity-based compensation expense is included in selling, general and administrative expenses in the accompanying consolidated statements of operations and related to the following types of equity awards (in thousands):

	For the Years Ended December 31,
	2017	2016	2015
Class B Units	$1,771	$555	$490
Restricted Stock Units and Awards	2,662	—	—
Options	1,178	—	—

Total equity-based compensation expense	$5,611	$555	$490

As of December 31, 2017, unrecognized equity-based compensation related to outstanding awards and the related weighted-average period over which it is expected to be recognized subsequent to December 31, 2017 is presented in the table below. Total unrecognized equity-based compensation expense will be adjusted for actual forfeitures.

	Unrecognized Equity- Based Compensation Expense Related to Outstanding Awards (in thousands)	Remaining Weighted- Average Amortization Period (in years)
Class B Units	$6,647	3.5
Restricted Stock Units and Awards	6,871	2.7
Options	5,855	4.0

Total unrecognized equity-based compensation	$19,373

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2017 Omnibus Incentive Plan

In connection with the IPO, the Company adopted, and the Board approved, the 2017 Omnibus Incentive Plan (the “2017 Incentive Plan”). Under the 2017 Incentive Plan 14.0 million shares of Class A common stock are available for issuance, which the Company may grant as stock options, stock appreciation rights, restricted stock, and other stock-based awards to employees, directors, officers and consultants. As of December 31, 2017, approximately 12.7 million shares remain available for future equity-based award grants.

Restricted Stock Awards and Restricted Stock Units

Restricted stock awards (“RSAs”) entitle recipients to vote and to receive all dividends declared with respect to such shares, payable upon vesting. RSAs vest over a period of one to five years, subject to the recipient’s continued employment or service. During the year ended December 31, 2017, the Company issued certain employees and consultants an aggregate of approximately 0.6 million RSAs, pursuant to the terms of the 2017 Incentive Plan with a weighted-average grant-date fair value of $16.97.

Restricted stock units (“RSUs”) do not entitle recipients to vote or receive dividends. RSUs vest over a period of one to two years, subject to the recipient’s continued employment. During the year ended December 31, 2017, the Company issued certain employees an aggregate of approximately 22,000 RSUs, pursuant to the terms of the 2017 Incentive Plan with a weighted-average grant-date fair value of $20.64. RSUs are settled in shares of Class A common stock on a one-to-one basis within thirty days of vesting.

RSA and RSU activity during the year ended December 31, 2017 was as follows:

	Number of RSAs/RSUs (in thousands)	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2017	—	n/a
Granted	584	$17.11
Settled	(135)	$15.91
Forfeited	(29)	$15.06

Outstanding at December 31, 2017(1)	420	$17.63

(1)	All outstanding RSAs and RSUs at December 31, 2017 are unvested.

Non-Qualified Stock Options

Non-qualified stock options allow recipients to purchase shares of Class A common stock at a fixed exercise price. The fixed exercise price is equal to the price of a share of Class A common stock at the time of grant. The options typically vest 20% on the anniversary of the grant date and in equal monthly installments thereafter for a total vesting period of five years and expire ten years after the grant date.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock option activity during the year ended December 31, 2017 was as follows (shares and intrinsic value in thousands):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2017	—
Options granted	784	$15.58		n/a
Options exercised	(3)	$15.00		$14
Options forfeited or expired	(26)	$15.00		n/a

Outstanding at December 31, 2017	755	$15.60	9.5	$3,000

Vested and exercisable as of December 31, 2017	59	$15.00	9.4	$242
Expected to vest as of December 31, 2017	696	$15.65	9.5	$2,758

The Company determined the grant-date fair value of the options granted during the year ended December 31, 2017 using the Black-Scholes valuation model with the following weighted-average assumptions:

Expected volatility(1)	63.0%
Expected dividend yield	—%
Expected term (in years)(2)	6.27
Risk-free interest rate	2.0%
Weighted-average grant-date fair value per option	$9.18

(1)	Measured using selected high-growth guideline companies and considering the risk factors that would influence the range of expected volatility because the Company does not have sufficient historical data to provide a reasonable basis upon which to estimate the expected volatility.

(2)	Expected term represents the estimated period of time until an option is exercised and was determined using the simplified method because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

Class B Units

Prior to March 2015, Carvana Group did not have an equity incentive plan. In March 2015, Carvana Group adopted the LLC Equity Incentive Plan. Under the LLC Equity Incentive Plan, Carvana Group could grant up to 10.0 million Class B Units to eligible employees, non-employee officers, consultants and directors with service vesting conditions. In connection with the completion of the IPO, Carvana Group discontinued the grant of new awards under the LLC Equity Incentive Plan, however the LLC Equity Incentive Plan will continue in connection with administration of existing awards that remain outstanding. The awards granted under the LLC Equity Incentive Plan are earned over the requisite service period, which is typically four to five years, and must meet the participation threshold requirements to participate in any distributions. As of December 31, 2017, outstanding Class B Units had participation thresholds between $0.00 to $12.00. Vested Class B Units participate in any distributions of Carvana Group in excess of those required for the Convertible Preferred Units and the Class A Units subject to the participation threshold. As discussed in Note 8 — Stockholders’ Equity, participants may receive shares of Carvana Co.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A common stock in exchange for Class B Units on a four-to-five conversion ratio, or cash at the option of Carvana Co., subject to conversion ratio adjustments for stock splits, stock dividends, reclassifications and similar transactions and subject to vesting and the respective participation threshold for Class B Units. Class B Units do not expire.

A summary of the Class B Unit activity for the year ended December 31, 2017 is as follows:

	Class B Units
	Number of Class B Units (in thousands)	Weighted- Average Participation Threshold per Class B Unit
Outstanding at January 1, 2017	6,740	$1.91
Granted	767	$12.00
Exchanged	(51)	$1.81
Forfeited	(35)	$3.48

Outstanding at December 31, 2017	7,421	$2.95

Vested as of December 31, 2017	3,873	$1.41
Expected to vest as of December 31, 2017	3,548	$4.62

The Company used a third party valuation specialist to assist management in its estimation of the grant-date fair value of the Class B Units on the respective grant dates. As the participation threshold provides a threshold similar to that of an exercise price for a stock option, the Company used option pricing valuation models with the following weighted-average assumptions:

	For the Years Ended December 31,
	2017	2016	2015
Expected volatility(1)	63.0%	68.0%	65.0%
Expected dividend yield	—%	—%	—%
Expected term (in years)(2)	6.3	1.8	2.5
Risk-free interest rate	1.9%	0.9%	1.2%
Weighted-average grant date fair value per Class B Unit	$7.04	$0.34	$0.34

(1)	Measured using selected high-growth guideline companies and considering the risk factors that would influence the range of expected volatility because the Company does not have sufficient historical data to provide a reasonable basis upon which to estimate the expected volatility.

(2)	In 2017, the expected term represents the estimated period of time until an award is exchanged and was determined using the simplified method because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

Company Performance Plan

The Company created the Performance Plan on July 25, 2016, whereby the Company was authorized to grant up to 1.0 million performance units (the “Performance Units”) to certain employees and consultants. The Performance Units granted were subject to continued employment and were only

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exercisable upon a qualifying transaction, which included an initial public offering, as defined in the Performance Plan. The IPO completed on May 3, 2017 constituted a qualifying transaction under the terms of the Performance Plan. The Company chose to settle the outstanding Performance Units in equity awards of Carvana Co. and recognized compensation expense related to the vested portion of these equity awards upon completion of the IPO.

NOTE 11 — LOSS PER SHARE

Basic and diluted net loss per share is computed by dividing the net loss attributable to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive shares. For all periods presented, potentially dilutive shares are excluded from diluted net loss per share because they have an anti-dilutive impact. Therefore, basic and diluted net loss per share attributable to Class A common stockholders are the same for all periods presented.

As discussed in Note 1 — Business Organization, the Organizational Transactions are considered transactions between entities under common control and the financial statements for periods prior to the IPO and Organizational Transactions have been adjusted to combine the previously separate entities for presentation purposes. For purposes of calculating both the numerator and denominator of net loss per share for periods prior to the IPO, the Company has retroactively reflected the 15.0 million shares issued in the IPO and the LLC Units outstanding as of the Organizational Transactions as if they had been issued and outstanding as of the beginning of each period presented. These calculations for periods prior to the IPO do not consider the options or shares of Class A common stock issued on the IPO date under the 2017 Incentive Plan.

The following table presents the calculation of basic and diluted net loss per share during the years ended December 31, 2017, 2016 and 2015 (in thousands, except per share data):

	2017	2016	2015
Numerator:
Net loss	$(164,316)	$(93,112)	$(36,780)
Less: Net loss attributable to non-controlling interests	(146,003)	(82,963)	(32,771)
Less: dividends on Class A convertible preferred stock	413	—	—
Less: accretion of beneficial conversion feature on Class A convertible preferred stock	1,237	—	—

Net loss attributable to Carvana Co. Class A common stockholders, basic and diluted	$(19,963)	$(10,149)	$(4,009)

Denominator:
Weighted-average shares of Class A common stock outstanding	15,517	15,000	15,000
Less: unvested weighted-average restricted stock awards	276	—	—
Weighted-average shares of Class A common stock to compute basic and diluted net loss per Class A common share	15,241	15,000	15,000

Net loss per share of Class A common stock, basic and diluted	$(1.31)	$(0.68)	$(0.27)

Shares of Class B common stock do not share in the losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted net loss per share of Class B common stock under the two-class method has not been presented. Shares of Convertible Preferred Stock are considered potentially dilutive shares of Class A common stock because they are convertible into shares of Class A common stock. LLC Units (adjusted for the Exchange Ratio and participation thresholds) are

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

considered potentially dilutive shares of Class A common stock because they are exchangeable into shares of Class A common stock.

Weighted-average as-converted shares of Convertible Preferred Stock of approximately 0.4 million for the year ended December 31, 2017 were evaluated under the if-converted method for potentially dilutive effects and were determined to be anti-dilutive. Weighted-average as-converted Class A Units of approximately 117.0 million, 117.2 million and 117.2 million together with the related Class B common stock for the years ended December 31, 2017, 2016 and 2015, respectively, were evaluated under the if-converted method for potentially dilutive effects and were determined to be anti-dilutive. Outstanding Class B Units of approximately 7.4 million, 6.7 million and 5.6 million at December 31, 2017, 2016 and 2015, respectively, were evaluated for potentially dilutive effects and were determined to be anti-dilutive. Weighted-average potentially dilutive restricted stock awards and units of approximately 0.3 million outstanding during the year ended December 31, 2017 were evaluated under the treasury stock method for potentially dilutive effects and were determined to be anti-dilutive. As of December 31, 2017, 0.8 million options were outstanding and evaluated under the treasury stock method for potentially dilutive effects and were determined to be anti-dilutive.

NOTE 12 — INCOME TAXES

As described in Note 1 — Business Organization, as a result of the IPO and Organizational Transactions, Carvana Co. began consolidating the financial results of Carvana Group. Carvana Group is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Carvana Group is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Carvana Group is passed through to and included in the taxable income or loss of its members, including Carvana Co., based on its economic interest held in Carvana Group. Carvana Co. was formed on November 29, 2016 and did not engage in any operations prior to the IPO. Carvana Co. is taxed as a corporation and is subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income or loss of Carvana Group, as well as any stand-alone income or loss generated by Carvana Co.

Net loss before income taxes was $164.3 million, $93.1 million and $36.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. The Company had no income tax expense for the years ended December 31, 2017, 2016 and 2015.

A reconciliation of the U.S. federal rate to the Company’s effective income tax rate is as follows (in thousands, except percentages):

	Year Ended December 31,
	2017		2016		2015
	Amount	Percent	Amount	Percent	Amount	Percent
Expected U.S. federal income taxes at statutory rate	$(57,511)	35.0%	$(32,589)	35.0%	$(12,873)	35.0%
Impact of 2017 Tax Cuts and Jobs Act	9,303	(5.7)%	—	—%	—	—%
Loss attributable to non-controlling interests	52,607	(32.0)%	—	—%	—	—%
Valuation allowance	(4,464)	2.7%	—	—%	—	—%
Non-deductible expenses	65	0.0%	—	—%	—	—%
Effect due to LLC flow-through structure	—	—%	32,589	(35.0)%	12,873	(35.0)%

Income tax expense	$—	—%	$—	—%	$—	—%

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the tax basis in an asset or liability and its reported amount under U.S. GAAP. These temporary differences result in taxable or deductible amounts in future years. The components of the Company’s deferred tax assets are as follows (in thousands):

	Year Ended December 31,
	2017	2016
Deferred tax assets:
Investment in Carvana Group	$12,757	$—
Net operating loss carryforwards	3,855	—

Total gross deferred tax assets	16,612	—
Valuation allowance	(16,612)	—

Total deferred tax assets, net of valuation allowance	$—	$—

As of December 31, 2017, the Company had federal and state net operating loss carry forwards of $15.4 million which expire in 2037.

As described in Note 8 — Stockholders’ Equity, the Company acquired 3.3 million LLC Units during the year ended December 31, 2017 in connection with exchanges with Existing LLC Unitholders. During the year ended December 31, 2017, the Company recorded a gross deferred tax asset of $20.0 million associated with the basis difference in its investment in Carvana Group related to the acquisition of these LLC Units which is reflected as an increase to additional paid-in capital in the accompanying statements of stockholders’ equity.

As described in Note 1—Business Organization and Note 8 — Stockholders’ Equity, Carvana Co. purchased approximately 18.8 million newly-issued LLC Units of Carvana Group in connection with the IPO. The Company recognized a gross deferred tax asset of $0.5 million associated with a portion of the basis difference resulting from this purchase of LLC Units which is reflected as an increase to additional paid-in capital in the accompanying statements of stockholders’ equity. The Company has not recorded a deferred tax asset of $43.1 million related to the remaining basis difference associated with this purchase of LLC Units as the difference will only reverse upon the sale of its interest in Carvana Group.

During the year ended December 31, 2017, management performed an assessment of the recoverability of deferred tax assets. Management determined, based on the accounting standards applicable to such assessment, that there was sufficient negative evidence as a result of the Company’s cumulative losses to conclude it was more likely than not that its deferred tax assets would not be realized and has recorded a full valuation allowance of $16.6 million. In the event that management was to determine that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes.

On December 22, 2017, the U.S. government enacted tax legislation referred to as the 2017 Tax Cuts and Jobs Act (the “2017 Tax Act”). The 2017 Tax Act reduces the U.S. federal corporate tax rate from the previous rate of 35 percent to 21 percent effective January 1, 2018. The 2017 Tax Act also makes broad and complex changes to the U.S. tax code, including, but not limited to (i) limitations on net operating loss carryforwards created in tax years beginning after December 31, 2017 while also allowing such net operating losses to be carried forward indefinitely; (ii) bonus depreciation allowing full expensing of qualified property; (iii) limitations on the deductibility of certain executive compensation; and, (iv) limitations to the amount of deductible interest.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”) which provides guidance on accounting for the 2017 Tax Act’s impact. SAB 118 provides a measurement period, which in no case should extend beyond one year from the 2017 Tax Act enactment date, during which a company acting in good faith may complete the accounting for the impacts of the 2017 Tax Act under ASC Topic 740, Income Taxes (“ASC 740”). In accordance with SAB 118, the Company must reflect the income tax effects of the 2017 Tax Act in the reporting period in which it completes its analysis. The Company has recorded the impact of the Tax Act on its deferred tax balances related to the change in tax rate. During the year ended December 31, 2017, the Company recorded a decrease in its deferred tax assets of $9.3 million with a corresponding decrease in valuation allowance. SAB 118 allows the Company to refrain from making a decision on certain provisions in the 2017 Tax Act and the Company will continue to review and assess the potential impact of the legislation on its consolidated financial statements factoring in changes due to, among other things, further refinement of the Company’s calculations, changes in interpretations and assumptions that the Company has made and additional guidance that may be issued by the U.S. government. The Company will complete its analysis over the one-year measurement period ending December 22, 2018 and any adjustments during that period will be included in the Company’s results of operations as an adjustment to income tax expense in the reporting period when such adjustments are determined.

Tax Receivable Agreement

Carvana Co. expects to obtain an increase in its share of the tax basis in the net assets of Carvana Group when LLC Units are exchanged by the Existing LLC Unitholders and other qualifying transactions. As described in Note 8 — Stockholders’ Equity, each change in outstanding shares of Class A common stock results in a corresponding increase or decrease in Carvana Co.’s ownership of LLC Units. The Company intends to treat any exchanges of LLC Units as direct purchases of LLC interests for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that Carvana Co. would otherwise pay in the future to various taxing authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

In connection with the IPO, the Company entered into a Tax Receivable Agreement (the “TRA”). Under the TRA, the Company generally will be required to pay to the Existing LLC Unitholders 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that the Company actually realizes directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes created as a result of any sales or exchanges (as determined for U.S. federal income tax purposes) to or with the Company of their interests in Carvana Group for shares of Carvana Co.’s Class A common stock or cash, including any basis adjustment relating to the assets of Carvana Group and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Company expects to benefit from the remaining 15% of any tax benefits that it may actually realize. To the extent that the Company is unable to timely make payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid.

If the Internal Revenue Service or a state or local taxing authority challenges the tax basis adjustments that give rise to payments under the TRA and the tax basis adjustments are subsequently disallowed, the recipients of payments under the agreement will not reimburse the Company for any payments the Company previously made to them. Any such disallowance would be taken into account in determining future payments under the TRA and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments are disallowed, the Company’s payments under the TRA could exceed its actual tax savings, and the Company may not be able to recoup payments under the TRA that were calculated on the assumption that the disallowed tax savings were available.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The TRA provides that if (i) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur, (ii) there is a material breach of any material obligations under the TRA; or (iii) the Company elects an early termination of the TRA, then the TRA will terminate and the Company’s obligations, or the Company’s successor’s obligations, under the TRA will accelerate and become due and payable, based on certain assumptions, including an assumption that the Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA and that any LLC Units that have not been exchanged are deemed exchanged for the fair market value of the Company’s Class A common stock at the time of termination.

As of December 31, 2017, the Company has concluded, based on applicable accounting standards, that it was more likely than not that its deferred tax assets subject to the TRA would not be realized; therefore, the Company has not recorded a liability related to the tax savings it may realize from utilization of such deferred tax assets. As of December 31, 2017, the total unrecorded TRA liability is approximately $10.9 million. If utilization of the deferred tax assets subject to the TRA becomes more likely than not in the future, the Company will record a liability related to the TRA which will be recognized as expense within its consolidated statements of operations.

Uncertain Tax Positions

Based on the Company’s analysis of tax positions taken on income tax returns filed, no uncertain tax positions existed as of December 31, 2017, 2016 and 2015. Carvana Co. was formed in November 2016 and did not engage in any operations prior to the IPO and Organizational Transactions. Carvana Co. was not required to file 2016 tax returns and will file its first tax returns for the tax year 2017, which will be the first year subject to examination by taxing authorities for U.S. federal and state income tax purposes. Carvana Group is treated as a partnership for U.S. federal and state income tax purposes and its tax returns are subject to examination by taxing authorities. Carvana Group has filed income tax returns for years through 2016. These returns are subject to examination by the taxing authorities in the respective jurisdictions, generally for three or four years after they were filed.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2017, the Company is a tenant under various operating leases with third parties related to certain of its delivery hubs, vending machines and offices. The initial terms expire at various dates between 2018 and 2032, and many of the leases include renewal options ranging from three to twenty years. Rent is recognized on a straight-line basis over the lease term and includes scheduled rent increases as well as amortization of tenant improvement allowances. Rent expense for these operating leases was approximately $4.2 million, $0.9 million and $0.3 million for years ended December 31, 2017, 2016 and 2015, respectively.

In September 2016, the Company entered into a lease with a third party for the second floor of its corporate headquarters in Tempe, Arizona. The lease has an initial term of 83 months and has three five-year extension options. At the request of the landlord, DriveTime agreed to partially guarantee the lease payments until September 2019. The Company started incurring rent expense for this lease in April 2017, and it is included within the third party rent expense discussed above.

The Company also has lease agreements with DriveTime that provide the Company access to and utilization of space at various DriveTime inspection and reconditioning centers, temporary storage locations and retail facilities. Additionally, the Company entered into a sublease with DriveTime for the use of the first floor of its corporate headquarters in Tempe, Arizona. See Note 5 — Related Party Transactions for further related party lease information.

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Beginning in December 2017, the Company has operating leases with third parties for certain of its transportation fleet. The initial lease terms are for two years from the delivery date of each individual vehicle to the Company, at which time each lease will extend on a month-to-month basis for a potential total lease term of six years unless both parties agree to earlier termination or replacement. Rent expense for these operating leases was approximately $0.1 million for the year ended December 31, 2017.

The following table summarizes the future minimum payments for operating leases due in each period as of December 31, 2017 (in thousands):

		Operating Leases(1)
	Finance Leases(3)	Related Party(2)	Non-Related Party	Total
2018	$2,490	$3,628	$4,576	$8,204
2019	3,356	4,004	4,218	8,222
2020	2,923	4,076	3,904	7,980
2021	2,923	4,149	3,596	7,745
2022	2,940	4,223	3,509	7,732
Thereafter	34,113	22,130	56,749	78,879

Total	$48,745	$42,210	$76,552	$118,762

(1)	Leases that are on a month-to-month basis and lease extensions that the Company does not expect to take are not included.

(2)	Related Party lease payments exclude rent payments due under the DriveTime Lease Agreement, as those are contingent upon the Company’s utilization of the leased assets.

(3)	Payments under the finance leases assume the Company does not repurchase the properties during the lease term. For further discussion refer to Note 7—Debt Instruments.

Accrued Limited Warranty

As part of its retail strategy, the Company provides a 100-day or 4,189-mile limited warranty to customers to repair certain broken or defective components of each used vehicle sold. As such, the Company accrues for such repairs based on actual claims incurred to-date and repair reserves based on historical trends. The liability was approximately $0.8 million and $0.3 million as of December 31, 2017 and 2016, respectively, and is included in accounts payable and other accrued liabilities in the accompanying consolidated balance sheets.

Letters of Credit

In October 2016, the Company obtained an unconditional, irrevocable, stand-by letter of credit for $1.9 million to satisfy a condition of a lease agreement. The Company is required to maintain a cash deposit of $1.9 million with the financial institution that issued the stand-by letter of credit until February 2018, at which point the cash deposit requirement will be reduced by approximately $1.0 million until November 30, 2018, at which time the letter of credit shall expire. The Company has earned interest on this letter of credit, and as of both December 31, 2017 and 2016, the balance with the financial institution was approximately $2.0 million. This balance is classified as restricted cash in the accompanying consolidated balance sheets.

Legal Matters

From time to time, the Company is involved in various claims and legal actions that arise in the ordinary course of business. Although the results of litigation and claims cannot be predicted with

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certainty, as of December 31, 2017 and 2016, the Company does not believe that the ultimate resolution of any legal actions, either individually or in the aggregate, will have a material adverse effect on its financial position, results of operations, liquidity and capital resources.

Future litigation may be necessary to defend the Company and its partners by determining the scope, enforceability and validity of third party proprietary rights or to establish its own proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

NOTE 14 — FAIR VALUE OF FINANCIAL INSTRUMENTS

Items Measured at Fair Value on a Recurring Basis

As of December 31, 2017 and 2016, the Company held certain assets that were required to be measured at fair value on a recurring basis. The following is a summary of fair value measurements at December 31, 2017 and 2016 (in thousands):

	December 31, 2017
	Carrying Value	Level 1	Level 2	Level 3
Assets:
Money market funds(1)	$171,859	$171,859	$—	$—
Purchase price adjustment receivable(2)	1,719	—	—	1,719

	December 31, 2016
	Carrying Value	Level 1	Level 2	Level 3
Assets:
Money market funds(1)	$20,088	$20,088	$—	$—

(1)	Consist of highly liquid investments with original maturities of three months or less and classified in cash and cash equivalents in the accompanying consolidated balance sheets.

(2)	Classified as other assets in the accompanying consolidated balance sheet and as a component of other sales and revenues in the accompanying consolidated statements of operations.

The fair value of the purchase price adjustment receivable is determined based on the extent to which the Company’s estimated performance of the underlying finance receivables exceeds the purchaser’s estimated performance of the underlying finance receivables as of measurement dates specified in the Master Purchase and Sale Agreement. The Company develops its estimate of future cumulative losses based on the historical performance of finance receivables it originated with similar characteristics as well as general macro-economic trends. The Company then utilizes a discounted cash flow model to calculate the present value of the expected future payment amounts. Such fair value measurement is considered Level 3 under the fair value hierarchy.

Fair Value of Financial Instruments

The carrying amounts of restricted cash, accounts receivable, accounts payable and accrued liabilities and accounts payable to related party approximate fair value because their respective maturities are less than three months. The carrying value of the Floor Plan Facility was determined to approximate fair value due to its short-term duration and variable interest rate that approximates prevailing interest rates as of each reporting period. The carrying value of notes payable was determined to approximate fair value as

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

each of the notes has prevailing interest rates, which have not materially changed as of December 31, 2017. The carrying value of finance leases was determined to approximate fair value as each of the transactions was entered into at prevailing interest rates during the year ended December 31, 2017. The fair value of finance receivables, which are not carried at fair value on the accompanying consolidated balance sheets, was determined utilizing the estimated sales price based on the historical experience of the Company. Such fair value measurement of the finance receivables, net is considered Level 2 under the fair value hierarchy. The carrying value and fair value of the finance receivables as of December 31, 2017 and December 31, 2016 were as follows (in thousands):

	December 31,
	2017	2016
Carrying value	$45,564	$24,771
Fair value	47,514	25,554

NOTE 15 — SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes supplemental cash flow information for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	For the Years Ended December 31,
	2017	2016	2015
Supplemental cash flow information:
Cash payments for interest to third parties	$6,682	$2,855	$626
Cash payments for interest to related parties	$382	$30	$617
Non-cash investing and financing activities:
Capital expenditures financed through long-term debt	$18,005	$5,745	$—
Capital expenditures included in accounts payable and accrued liabilities	$8,619	$3,172	$—
Dividends on Convertible Preferred Stock included in accrued liabilities	$413	$—	$—
Costs related to issuances of equity included in accrued liabilities	$175	$879	$—
Accrual of return on Class C redeemable preferred units	$9,439	$20,583	$3,495
Conversion of Class C redeemable preferred units to Class A Units	$260,411	$—	$—
Note payable to related parties exchanged for Class A Units	$—	$—	$50,000

CARVANA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 16 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables sets forth certain unaudited quarterly results of operations for the years ended December 31, 2017 and 2016 (in thousands, except per share data):

	Three Months Ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017
Net sales and operating revenues	$72,951	$86,526	$98,844	$106,827	$159,073	$209,365	$225,379	$265,053
Gross profit	$3,957	$6,037	$6,766	$2,437	$9,746	$16,039	$20,416	$21,890
Net loss	$(17,325)	$(18,108)	$(21,985)	$(35,694)	$(38,439)	$(38,870)	$(39,769)	$(47,238)
Net loss attributable to Carvana Co.	$(17,325)	$(18,108)	$(21,985)	$(35,694)	$(38,439)	$(14,542)	$(4,380)	$(5,480)
Net loss per share of Class A common stock, basic and diluted(1)(2)	$(0.13)	$(0.13)	$(0.16)	$(0.26)	$(0.28)	$(0.28)	$(0.29)	$(0.45)

(1)	The sum of the four quarters may differ from the annual amount due to rounding.

(2)	Amounts for periods prior to the initial public offering have been retrospectively adjusted to give effect to 15.0 million shares of Class A common stock issued in the initial public offering and the Organizational Transactions described in Note 1.

11,000,000 Shares

Carvana Co.

Class A Common Stock

P R O S P E C T U S

April 25, 2018

Wells Fargo Securities	Citigroup	Deutsche Bank Securities

Baird	William Blair	BMO Capital Markets	JMP Securities	Wedbush Securities